

2015

A Decade of
Demonstrated
Success

2025

2025 Proxy Statement
and Annual Report

June 9, 2025: CSW begins trading on the New York Stock Exchange

Images courtesy of NYSE Group ▶

Driving Sustainable Growth and Long-term Shareholder Value, with a Focus on Disciplined Capital Allocation

CSW Industrials is a diversified industrial growth company with industry-leading operations in three segments: **Contractor Solutions, Specialized Reliability Solutions, and Engineered Building Solutions.**



CONTRACTOR SOLUTIONS



   

   

  

SPECIALIZED RELIABILITY SOLUTIONS   ## ENGINEERED BUILDING SOLUTIONS

     

    

CSW provides niche, value-added products with two essential commonalities: performance and reliability.

The primary end markets we serve with our well-known brands include: **HVAC/R, plumbing, electrical, general industrial, architecturally-specified building products, energy, mining, and rail transportation.**

FY 2025 PERFORMANCE

REVENUES	ADJUSTED EBITDA	ADJUSTED EPS	OPERATING CASH FLOW
$878m	**$228m**	**$8.41**	**$168m**
+10.8%	+13.9%	+20.1%	+2.5%

REVENUE
(in millions)

2025	$878.3
2024	$792.8
2023	$757.9
2015	$261.8

ADJUSTED EBITDA
(in millions)

2025	$227.9
2024	$200.0
2023	$174.1
2015	$56.0

OPERATING CASH FLOW
(in millions)

2025	$168.4
2024	$164.3
2023	$121.5
2015	$35.5

TOTAL SHAREHOLDER RETURN
%

● CSW   ● Russell 2000   ● Custom Peer Group



Dear CSW Stakeholders,

The year 2025 marks an important milestone for CSW Industrials, as we celebrate 10 years as an independent, publicly traded company this October. What began as a bold vision in 2015 has blossomed into a decade of strong performance, strategic growth, and tremendous value creation. This anniversary does not simply mark the passing of time – it provides us with an opportunity to celebrate and acknowledge the people, purpose, and perseverance that propel us forward. As we reflect on this landmark year, I am honored to share the achievements that continue to define our success and position us for a bright future.



HOW WE SUCCEED MATTERS

From our inception, we have believed that how we operate is just as important as what we achieve. Our core values are not slogans – they are the principles that guide our decisions, shape our leadership, and inform how we treat one another. In fiscal 2025, these values – accountability, citizenship, teamwork, respect, integrity, stewardship, and excellence – continued to guide us as we navigated challenges, pursued new opportunities, and invested in our people. Our employee-centric culture remains a differentiator in attracting, retaining, and growing talent across the enterprise.

The impact of this culture is evident in the recognitions we continue to earn and, more importantly, in how CSW Team Members experience life at their workplace. We were proud to be named a Great Place to Work® for the third consecutive year, and we maintained our position on Forbes' list of America's Most Successful Mid-Cap Companies. Our Employee Wellness Program was also recognized again with Cigna's Gold Healthy Workforce designation – a high honor that reflects our ongoing investment in the physical health and mental well-being of our team members. These milestones are not ends in and of themselves, but rather markers of a healthy organization where people are cared for, empowered to contribute meaningfully, and thrive personally.

Ultimately, we measure success not only in results but in responsibility – to each other, to our communities, and to the future. We believe that every employee deserves a safe, respectful workplace and a company that puts their well-being first, and we demonstrated our commitment by delivering a Total Recordable Incident Rate of 1.2 in calendar 2024. Perhaps more impressively, we delivered a Lost Time Incident Rate ("LTIR") of 0.06, a marked improvement over calendar 2023 and the best LTIR performance in our history. As we celebrate a decade of demonstrated success, we do so knowing that how we achieve success – ethically, safely, and as a team – will always matter most.

A TRACK RECORD OF DEMONSTRATED SUCCESS

In fiscal 2025, we again delivered record results, enabled by our consistently articulated strategy to drive sustainable growth and long-term shareholder value by combining organic and inorganic growth. These results were achieved against a backdrop of mixed key end markets and increasing macroeconomic volatility, and in the end they surpassed the impressive results of the prior year. Additionally, we again executed on all elements of our capital allocation strategy, guided by a rigorous, risk-adjusted returns analysis. This ultimately resulted in growth in shareholder value.

Fiscal 2025 revenue reached a record $878 million, representing 11% growth over the prior year, and our eighth consecutive year over year increase. Approximately 45% of that growth came organically and was led by our Contractor Solutions segment, and the remainder came from acquisitions. Operating leverage on our revenue grew earnings before interest, taxes, depreciation, and amortization ("EBITDA") by 14% to $228 million.

Looking back at our performance since our public debut in 2015, our revenue compound annual growth rate ("CAGR") is 14.1%, which has outpaced the markets we serve by a wide margin. Our EBITDA CAGR over the same period is 16.5%, which denotes that our team has delivered operating leverage on the revenue growth, despite our having industry-leading margins at the time of our public debut. As a result of our dedicated team's consistent execution and commitment to excellence, our shareholders have been rewarded with a total shareholder return of almost 10X as of the end of fiscal 2025.

Our commitment to maintaining a strong balance sheet and ample liquidity was again on display in fiscal 2025. Our record $168 million in cash flow from operations demonstrated our ability to continue delivering strong operating cash that helps fuel our capital allocation strategy to invest in growth and

The consistency of our performance is rooted in the strength of our culture, the resilience of our end markets, and the essential nature of our innovative products.

The consistency of our performance is rooted in the strength of our culture, the resilience of our end markets, and the essential nature of our innovative products. The transfer of our stock listing to the New York Stock Exchange on June 9, 2025, marked a defining moment in our company's journey – a fitting recognition for a decade of delivering growth, profitability, and long-term value creation. This milestone reflects the wisdom of our strategy, the quality of our people, and the confidence we have earned from customers, partners, and shareholders alike. While it was a moment for grateful reflection and celebration, we believe that it marks the launch point for the next decade of our success – one that will continue to be driven by what has made us successful: caring for our employees, serving our customers with excellence, managing our global supply chains responsibly, and delivering sustainable growth and profitability. While I am pleased with the results that we have delivered and the value we have created for our shareholders over this past decade, I am equally optimistic as I look forward to what we can accomplish over the next 10 years.

In closing, I would like to recognize my fellow Board member, Robert M. Swartz, who will be retiring from our Board at the 2025 Annual Meeting. Rob was one of our five original Board members when we went public in 2015, and he has served as our Lead Independent Director since our inception. Rob has contributed meaningfully to making our Company what it is today, and I know you will join me in thanking him for his decade of highly distinguished service and leadership.

On behalf of the entire CSW Industrials team, thank you for your continued confidence and support.

Very sincerely yours,

JOSEPH B. ARMES
Chairman, CEO and President

enhance shareholder value. Supported by our highly successful follow-on equity offering in September 2024, we ended fiscal 2025 with $226 million of cash and no debt on our balance sheet, even while continuing to identify and acquire complementary businesses. Additionally, after fiscal year end we acquired Aspen Manufacturing, a leading manufacturer of evaporative coils and air handler offerings, further expanding our product portfolio in the profitable HVAC/R end market. The Aspen Manufacturing acquisition was the second-largest acquisition in our history and a clear demonstration of our commitment to accretive, inorganic growth.

We also returned approximately $33 million in cash to our shareholders through our share repurchase program and dividends. After fiscal year end, our Board approved a 12.5% increase in our quarterly cash dividend, to $0.27 per share, marking our twenty-fifth consecutive regular quarterly cash dividend and also signaling our continued confidence in our financial health.

LOOKING AHEAD

We enter fiscal 2026 facing a time of significant uncertainty and volatility, both domestically and abroad. Through this, we will remain focused on extending our track record of growth in revenue, EBITDA, free cash flow, and earnings per share, while demonstrating the resiliency of our organization. Our strategy of disciplined capital allocation, organic innovation, and accretive acquisitions continues to serve us well. Since our public debut in 2015, and including our acquisition of Aspen Manufacturing in May 2025, we have invested over $1 billion in acquisitions that have complemented and enhanced our core capabilities, while thoughtfully evolving our portfolio. With the strength of our balance sheet and supported by our recently renewed and expanded credit facility, we are well positioned to continue pursuing additional opportunities that align with our long-term objectives.



Notice of 2025 Annual Meeting of Shareholders

August 28, 2025

12:30 p.m, Central Time

Virtual Meeting

www.virtualshareholdermeeting.com/CSW2025

This Notice, the accompanying Proxy Statement, our Annual Report on Form 10-K for the year ended March 31, 2025, and the form of proxy card or the Notice of Internet Availability of Proxy Materials, are first being mailed on or about July 17, 2025 to shareholders of record of the common stock of CSW Industrials, Inc. (the "Company") as of the close of business on July 10, 2025.

At the Annual Meeting, shareholders will vote on the following matters:

- the election of eight director nominees to serve a one-year term expiring at the 2026 annual meeting of shareholders;

- the approval, on an advisory basis, of the Company's executive compensation, or the "Say on Pay" vote;

- the ratification of Grant Thornton LLP's appointment to serve as the Company's independent registered public accounting firm for fiscal year 2026; and

- the transaction of any other business properly presented at the Annual Meeting.

The accompanying Proxy Statement contains other important information that you should read and consider before you vote. For additional related information, please refer to the "Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to be held on August 28, 2025" in the accompanying Proxy Statement.

Your vote is important. Even if you plan to attend the Annual Meeting, please vote your shares promptly! **Thank you in advance for voting and for your support of the Company**.

VOTE IN ONE OF FOUR WAYS:

Internet
Visit the website shown on the Notice of Internet Availability of Proxy Materials or proxy card



By Telephone
Call the telephone number shown on your proxy card



By Mail
Complete, sign, date and return your proxy card in the envelope provided



At The Meeting
Visit www.virtualshareholdermeeting.com/CSW2025 and follow the instructions.



If your shares are held by a bank, broker or other holder of record, please refer to their instructions to see which voting methods are available to you.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE SHAREHOLDER MEETING TO BE HELD AUGUST 28, 2025: This Proxy Statement and the Annual Report to Shareholders are available at *www.proxyvote.com.*

By Order of the Board of Directors,



Joseph B. Armes
Chairman, CEO and President

July 17, 2025





Luke E. Alverson
Senior Vice President,
General Counsel and Secretary

[THIS PAGE INTENTIONALLY LEFT BLANK]

Table of Contents

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Our Company

  

A diversified industrial growth company with a strategic focus on providing niche, value-added products in the end markets we serve.

Three Segments
(Segment percentages reflect Trailing Twelve Months (TTM)[1] Revenue)

Engineered
Building Solutions

69%	17%	14%

Contractor
Solutions

Specialized
Reliability Solutions

FY25 Total Revenue: $878.3M

1) TTM is defined as the twelve months ended March 31, 2025
2) As of 5/16/2025
3) Reflects cash on hand of $33M and $564M of available capacity on the $700M revolving credit facility as of 5/16/2025

Key Highlights

2015
Publicly Listed

~$5.4B
Market Capitalization[2]

~$1.0B
Investment in Acquisitions

~45%
TTM Gross Margin

~$597M
Liquidity[3]

Investment Thesis



Growth exceeding end markets served
- Total revenue CAGR of **14.1%** from FY16 through FY25
- Organic revenue CAGR of **8.7%** from FY16 through FY25
- Total adjusted EBITDA CAGR of **16.5%** from FY16 through FY25



Robust margin profile
- **44.1%** adjusted Gross Profit Margin annual average FY16 through FY25
- **22.5%** adjusted EBITDA Margin annual average FY16 through FY25



Strong financial position
- **$564M** available on our **$700M** revolving credit facility, and **$33M** cash on hand
- **$227.9M** TTM adjusted EBITDA, and **25.9%** adjusted EBITDA margin as a percent of revenue



Experienced leadership team
- Dedicated to enhancing shareholder value
- Committed to exemplifying CSW's culture and values



Driving long-term shareholder value
- **~$1.0B** cumulative investment in acquisitions completed from FY16 to date
- **~$227M** cash returned to shareholders since 3Q18, in the form of dividends and share repurchases

Fiscal 2025 Financial Highlights

Our stated approach to driving sustainable growth and long-term shareholder value via a strategy that combines organic and inorganic growth once again enabled us to deliver record results in fiscal 2025. These results were achieved against a backdrop of mixed key end markets and increasing macroeconomic volatility, ultimately surpassing the impressive results of the prior year. Throughout fiscal 2025, we efficiently allocated capital on a risk-adjusted returns basis, including our continued identification, pursuit, and completion of accretive acquisitions. We also grew our operating results to record levels, drove cash flow conversion, and delivered solid growth in shareholder value. Importantly, we achieved all of this while remaining committed to our distinctive employee-centric culture, where we are committed to fostering a culture of respect where we focus on recruiting and retaining great talent, offering rewarding careers, and recognizing team members who excel while providing the opportunity for a safe, secure, and dignified retirement.

Financial and Operational Performance

We achieved the following financial results in fiscal 2025 (comparisons to fiscal 2024):



Revenues
$878.3m
+10.8%

Adjusted EBITDA*
$227.9m
+13.9%

Adjusted EPS*
$8.41
+20.0%

Operating Cash Flow
$168.4m
+2.5%

TOTAL SHAREHOLDER RETURN

- CSW — 391.3%
- Russell 2000 — 87.7%
- Custom Peer Group — 76.6%

* EBITDA is comprised of earnings (net income) before interest, taxes, depreciation and amortization. Please see GAAP and Non-GAAP Reconciliations in Exhibit A.



REVENUE
(in thousands)

2021	2022	2023	2024	2025
$419.2	$626.4	$757.9	$792.8	$878.3



ADJUSTED EBITDA
(in thousands)

2021	2022	2023	2024	2025
$91.6	$133.3	$174.1	$200.0	$227.9



OPERATING CASH FLOW
(in thousands)

2021	2022	2023	2024	2025
$66.3	$69.1	$121.5	$164.3	$168.4

Governance Highlights

Our Board of Directors is committed to sound governance practices, including the following:

Director Independence	• Seven of our eight director nominees are independent
	• Our CEO is our only management director
Board Composition	• All board members are elected annually
	• The Board annually assesses and evaluates its performance and the performance of its committees
	• The Nominating & Corporate Governance Committee leads the full Board in considering board member competencies in light of Company strategy
	• Our Corporate Governance Guidelines maintain an age-based retirement limit for directors at age 73
	• Our directors have a diverse mix of backgrounds, qualifications, skills, and experiences that we believe contribute to a well-rounded Board that is positioned to effectively oversee our strategy
	• 38% of our director nominees are female and/or diverse
Board Committees	• We have three committees — Audit; Compensation & Talent Development; and Nominating & Corporate Governance
	• All committees are composed entirely of independent directors
Leadership Structure	• Our Board has a lead independent director that works closely with our Chairman, CEO and President in fulfilling responsibilities and duties
	• Our lead independent director chairs executive sessions of the independent directors, among other duties
Environmental, Social & Governance Oversight	• Our Nominating & Corporate Governance Committee oversees our Environmental, Social & Governance ("ESG") Program
Risk Oversight	• Our Board is responsible for enterprise risk oversight and has committees designated to oversee specific key risks
	• Our Audit Committee oversees administration of the Company's Enterprise Risk Management ("ERM") Program for the assessment and mitigation of key risks
Open Communication	• We encourage open communication and strong working relationships among the lead independent director, Chairman, and other directors
	• Our directors have direct and unrestricted access to management and other employees
Stock Ownership	• Our directors and executive officers are subject to robust stock ownership requirements

Proxy Statement Summary

This summary highlights selected information that is discussed in more detail elsewhere in this Proxy Statement. This summary does not contain all the information that you should consider, and you should read the entire Proxy Statement and the Annual Report on Form 10-K for the year ended March 31, 2025 carefully before voting.

References in this Proxy Statement to "we," "us," "our," "the Company," and "CSW" refer to CSW Industrials, Inc. and its consolidated subsidiaries.

Information About the Annual Meeting (page 75)

Time and Place



Time and Date
12:30 p.m., Central Time
Thursday, August 28, 2025



Location
Via live webcast at
www.virtualshareholdermeeting.com/CSW2025



Record Date
July 10, 2025

How to Vote



Via the Internet
Visit the website shown on the Notice of Internet Availability of Proxy Materials or proxy card



By Telephone
Call the telephone number shown on your proxy card



By Mail
Complete, sign, date, and return your proxy card in the envelope provided



At the Meeting
Visit
www.virtualshareholdermeeting.com/
CSW2025

Voting Matters and Board Recommendations

Proposal	Board Recommendation	Page
1. Election of Directors	**FOR** each Director Nominee	9
2. Advisory Vote on Executive Compensation	**FOR**	30
3. Ratification of Independent Public Accounting Firm	**FOR**	70

We may also transact any other business that may properly come before the Annual Meeting. As of the date of this Proxy Statement, we are not aware of any other business to be presented for consideration other than the matters described in this Proxy Statement.

Shareholder Engagement

We are actively engaged with our investors. Our senior leaders participate in numerous industry and analyst conferences throughout the year, and we have dedicated resources to engage with all shareholders through a variety of mediums. This focus on engagement was again demonstrated in the context of executive compensation matters, which is discussed further within the "Compensation Discussion and Analysis" section of this Proxy Statement. The table below summarizes our engagement efforts in fiscal 2025.

In fiscal 2025, we met with investors representing	How we engage with investors	Topics regularly discussed with investors
54% of our outstanding shares **70%** of our actively held shares **90%** of our top 20 active investors	We engage with analysts and shareholders through investor and analyst conferences, quarterly earnings calls, our investor relations website, and individual visits, meetings, and calls We regularly report our investors' views, comments, and concerns to our Board of Directors, and all of our Board committees consider these perspectives in conducting committee business	• Capital allocation • Strategy and risk management • Macro trends and long-term outlook • Financial performance • Segment performance • Corporate governance • Senior leadership team • Employee engagement • Margin leverage • Executive compensation • Environmental and sustainability matters

Board of Directors Highlights (page 10)

Eight of our current nine board members are nominated for re-election at the Annual Meeting, as Mr. Swartz is retiring from the board at the conclusion of the Annual Meeting. As shown below, our eight director nominees strengthen our Board with their varied professional backgrounds and experiences.



Independence	Average Tenure	Diversity	Average Age	
88%	**6.8**	**38%**	**64.9**	
7/8	5/8 5 or more years	3/8 gender or racially diverse	1/8 59 and under	3/8 60-65
			2/8 65-69	2/8 70-73

Current Directors

Mr. Swartz, who was one of our inaugural directors when we became an independent public company in September 2015, is retiring effective at the conclusion of the 2025 Annual Meeting. We thank Mr. Swartz for his ten years of distinguished service to the Company.

						Committee Memberships		
	Name	Age	Director Since	Occupation	Independent	Audit	Comp & Talent Dev	Nom & Gov
	Joseph B. Armes	63	2015	Chairman, CEO and President, CSW Industrials, Inc.				
	Darron K. Ash	60	2024	CEO, Sammons Enterprises, Inc.	●	●	●	
	Michael R. Gambrell	71	2015	Former EVP, The Dow Chemical Company	●			👤
	Bobby Griffin	58	2021	Chief Diversity & Inclusion Officer, Rockwell Automation	●		●	●
	Terry L. Johnston	67	2017	Former EVP and COO, Commercial Segment, Lennox International	●	●		●
	Linda A. Livingstone, Ph.D.	65	2015	President, Baylor University	●		●	●
	Anne B. Motsenbocker	63	2022	Former Managing Director, J.P. Morgan Chase	●	👤		
	Robert M. Swartz[(1)] ***(Lead Independent Director)***	73	2015	Former EVP and COO, Glazer's Inc.	●	●		●
	J. Kent Sweezey	72	2016	Founding Partner, Turnbridge Capital, LLC	●	●	👤	

👤 *Denotes Chair*

(1) *Not nominated for reelection at the 2025 Annual Meeting due to planned retirement pursuant to the age limitation provision in our Corporate Governance Guidelines.*

Executive Compensation Highlights (page 33)

Executive Compensation Program Objectives and Elements

Our executive compensation program is designed for one purpose: to support and enable execution of CSW's growth strategy. To accomplish this purpose, we have adopted the following key executive compensation objectives:



Align Long-Term Executive and Shareholder Interests



Reward Current Performance



Drive Future Performance



Attract and Retain Key Leaders

Our executive compensation program is composed of the following foundational elements to accomplish our objectives:

Pay Element	Form		Compensation Objective Addressed
Base Salary	**Cash**		Reward Current Performance
			Attract and Retain
Annual Incentive	**Performance Cash Opportunity**		Shareholder Alignment
			Reward Current Performance
			Attract and Retain
Long-Term Equity Incentive	**Performance Shares**		Shareholder Alignment
	55% NEO average target grant value		Drive Future Performance
			Attract and Retain
	Restricted Stock		Shareholder Alignment
	45% NEO average target grant value		Drive Future Performance
			Attract and Retain

Fiscal 2025 Executive Target Compensation Mix



CEO COMPENSATION MIX

83.5%
At Risk

16.5%
24.8%
21.5%
37.2%

OTHER NEO COMPENSATION MIX

67.4%
At Risk

23.3%
32.6%
23.3%
20.8%

- ● Salary
- ● Annual Incentives
- ● LTI: Performance Shares
- ● LTI: Restricted Shares

The Compensation Committee maintains a thoughtful approach to our executive compensation program design and governance practices in furtherance of our objectives. The following table summarizes these practices.

What We Do	What We Don't Do
✓ Promote a strong pay for performance plan design	✕ No hedging, pledging, or short sales of stock permitted
✓ Regularly benchmark executive compensation against peers of comparable size, complexity, and industry	✕ No change in control excise tax gross ups
✓ Maintain meaningful stock ownership guidelines for our directors and executive officers	✕ No option repricing without shareholder approval
✓ Have double trigger requirements on cash payments following a change in control	✕ No perquisites offered, other than those generally provided to all employees
✓ Conduct an annual compensation risk review	✕ No dividends paid and no voting rights on unvested performance-based equity awards
✓ Provide reasonable and standardized benefits upon severance or change in control	✕ No duplication of metrics in annual and long-term incentive plans
✓ Engage independent compensation consultants	✕ No supplemental executive retirement plans
✓ Maintain an incentive compensation "clawback" policy	

Proposal 1:
Election of Directors

The Company's Board currently consists of nine directors. Robert Swartz will retire from the Board effective at the conclusion of the 2025 Annual Meeting, as he has reached the mandatory retirement age of 73 under our Corporate Governance Guidelines. Mr. Swartz is one of our inaugural directors and has served as our lead independent director since we became an independent public company in September 2015. Mr. Swartz has contributed meaningfully to making the Company what it is today, and we thank Mr. Swartz for his ten years of distinguished service and the leadership he has provided to the Company during his tenure.

The Board has nominated **Joseph Armes**, **Darron Ash**, **Michael Gambrell**, **Bobby Griffin**, **Terry Johnston**, **Linda Livingstone**, **Anne Motsenbocker**, and **Kent Sweezey**, whose terms of office are expiring at this 2025 Annual Meeting, to serve a one-year term that will expire at the 2026 annual meeting of shareholders. Immediately following the vote for election of directors at the 2025 Annual Meeting, the number of directors on the Board will be reduced from nine to eight.

All nominees were elected by shareholders at the 2024 annual meeting. Biographical information regarding the nominees is provided on the following pages.

Required Vote and Recommendation

Our Bylaws provide that, in an uncontested election, each director nominee be elected by a majority of the votes cast in person or represented by proxy. This means that the number of shares cast "for" a nominee's election must exceed the number of votes "withheld" from that nominee. If this were a contested election, the directors would be elected by a plurality of the votes cast, meaning the nominees receiving the largest number of "for" votes would be elected. For more information, see "General Voting and Meeting Information—Voting—Counting of Votes."

Our Corporate Governance Guidelines provide that in an uncontested election, any incumbent director who does not receive the affirmative vote of a majority of the votes cast must tender his or her resignation promptly after such election. The remaining independent directors of the Board, giving due consideration to the best interests of CSW and our shareholders, will then evaluate the relevant facts and circumstances and make a decision, within 30 days after election results are certified, on whether to accept the tendered resignation. The Board will promptly disclose publicly its decision and, if applicable, the reasons for rejecting the tendered resignation. The Board may fill any vacancy resulting from a director's accepted resignation.

The individuals named as proxies on the enclosed proxy card will vote your proxy "FOR" the election of these nominees unless you instruct otherwise or you withhold authority to vote for any one or more of the nominees. If any director is unable to stand for re-election, the Board may reduce the number of directors or choose a substitute nominee. The nominees have indicated their willingness to serve as directors, and we have no reason to believe the nominees will not be able to stand for re-election.

 **THE BOARD RECOMMENDS THAT YOU VOTE FOR THE ELECTION OF ALL NOMINEES TO SERVE AS DIRECTORS.**

Nominees for Election

 **88%**
Independence

7/8

 **38%**
Diversity

3/8 gender or racially
diverse

 **6.8**
Average
Tenure

5/8 five or more years

 **64.9**
Average
Age

1/8 59 and under
3/8 60-64
2/8 65-69
2/8 70-73

What We Look for in Director Candidates

Before considering director nominee candidates, the Nominating & Corporate Governance Committee ("N&CG Committee") assesses whether the Board's current size and composition are appropriate and whether any vacancies on the Board are expected due to retirement, age limits, or other factors. If additional directors are needed or vacancies are anticipated or otherwise arise, the N&CG Committee utilizes a variety of methods for identifying and evaluating possible nominees.

The Company's Corporate Governance Guidelines establish the criteria for board membership. As a starting point, the N&CG Committee assesses a director candidate's judgment, skill, diversity, integrity, experience with business and other organizations of comparable size, and the interplay of the candidate's experience with the experience of current board members. In evaluating these characteristics, and including diversity, the Board considers individual qualities and attributes, such as educational background, professional skills, business experience, and cultural viewpoint, as well as more categorical diversity metrics, such as race and ethnicity, gender, and age. The Board considers whether this evaluation process is effective in promoting diversity during its annual self-evaluation process.

How We Identify Director Candidates

The Board considers various potential director candidates who come to the Board's attention through professional search firms, current Board members, shareholders, or other sources. A shareholder who wants to recommend a candidate for election to the Board should submit a written notice, as required by the Company's Bylaws, including the candidate's name and qualifications to our Corporate Secretary, who will refer the recommendation to the N&CG Committee. The N&CG Committee facilitates the director candidate evaluation process and may require any shareholder-recommended candidate to furnish such other information as may reasonably be required to determine the candidate's eligibility or to assist in evaluating the candidate. The N&CG Committee also may require the submission of a fully completed and signed questionnaire for directors and executive officers on the Company's standard form and a written consent by the shareholder-recommended candidate to serve as a director, if so elected.

All identified candidates, including shareholder-recommended candidates, are evaluated by the N&CG Committee and the full Board using generally the same methods and criteria, although those methods and criteria may vary from time to time depending on the N&CG Committee's and the full Board's assessment of the Company's needs and current situation.

Nominee Skill Sets

	Armes	Ash	Gambrell	Griffin	Johnston	Livingstone	Motsenbocker	Sweezey
Executive Leadership	(✓)	(✓)	(✓)	(✓)	(✓)	(✓)	(✓)	(✓)
Finance/Accounting	✓	(✓)	✓		✓	✓	(✓)	(✓)
Industry/End Market Knowledge	(✓)	✓	(✓)	✓	(✓)	✓	✓	✓
Corporate Development & Strategy	(✓)	(✓)	(✓)	✓	✓	✓	(✓)	(✓)
Risk Management	✓	✓	✓	✓	✓	✓	✓	✓
Cybersecurity and Information	✓	✓	✓	✓	✓	✓	✓	✓
Global Business	✓	(✓)	(✓)	(✓)	(✓)		✓	
Sales & Marketing			✓		(✓)	✓	✓	
Corporate Governance	(✓)	✓	(✓)	✓	✓	(✓)	✓	✓
Human Capital Management	(✓)	(✓)	✓	(✓)	(✓)	(✓)	(✓)	✓

✓ = *Experience*

(✓) = *Expertise*

Nominee Biographies



Age: 63

Director Since:
September 2015

CSW Board Committee(s):
• None

Joseph B. Armes

Chairman, CEO and President, CSW Industrials

Professional Highlights

Mr. Armes has served as Chief Executive Officer and Chairman of the Board of the Company since September 2015, and as President of the Company since February 2018. Prior to the Company's spin-off in September 2015 from Capital Southwest Corporation, Mr. Armes served as the Chief Executive Officer and President of Capital Southwest Corporation from June 2013 to September 2015, and as Chairman of the Board from January 2014 through August 2017.

Key Skills and Qualifications

We believe Mr. Armes is well qualified to serve as a director due to his position as the Company's Chief Executive Officer, which provides the Board with knowledge of the Company's day-to-day operations. Mr. Armes also has broad executive and board leadership experience, finance and accounting expertise, compliance and governance expertise, and corporate development experience, all of which support the Company's strategic growth plans.

Other Public Company Directorships
• Switchback Energy Acquisition Corp. (2019-2021)
• RSP Permian, Inc. (2013-2018)
• Capital Southwest Corporation (2013-2017)



Age: 60

Director Since:
June 2024

INDEPENDENT

CSW Board Committee(s):
• Audit
• Compensation & Talent Development

Darron K. Ash

CEO, Sammons Enterprises, Inc.

Professional Highlights

Mr. Ash has served as Chief Executive Officer of Sammons Enterprises, Inc., a diverse global holding company, since January 2023. Mr. Ash joined Sammons Enterprises in June 2006 as its Chief Financial Officer, and in June 2015 was appointed to the Executive Committee of Sammons Enterprises' board of directors, on which he continues to serve. From June 2015 to February 2024, Mr. Ash served as Chairman and Chief Executive Officer of Sammons Industrial, which is the parent company of Sammons Enterprises' industrial investments and operating companies. Mr. Ash began his career in public accounting, and prior to joining Sammons Enterprises, he served in financial leadership roles in the private equity, consumer products manufacturing, professional services, and real estate sectors.

Key Skills and Qualifications

We believe Mr. Ash is well qualified to serve as a director due to his executive and board leadership experience and his deep financial and operational expertise. Mr. Ash's experience and expertise leading complex, global organizations, as well as his corporate development experience and investment acumen, provides the Board with unique insight into the Company's growth opportunities and positions him well to support the Company's growth strategy and manufacturing optimization focus.



Age: 71

Director Since:
September 2015

INDEPENDENT

CSW Board Committee(s):
- Nominating & Corporate Governance (Chair)

Michael R. Gambrell
Former EVP, The Dow Chemical Company

Professional Highlights
Mr. Gambrell had a 37-year career at The Dow Chemical Company, a publicly traded chemicals company (now Dow, Inc.), most recently serving as an Executive Vice President and an advisor to the Chairman and CEO of Dow. During his time at Dow, Mr. Gambrell served on the company's Executive Leadership Committee, Strategy Board, Sustainability Team, and Geographic Leadership Council, and he was an ex officio member of the Board's Environment, Health and Safety Committee. In 2012, Mr. Gambrell founded GamCo, LLC, a privately-held company providing advisory services to public, private equity, and start-up companies as well as non-profit organizations. He served as Chairman of the Campbell Institute from 2012 to 2015, and as a director and member of the Executive Committee and Strategic Planning Committee of the National Safety Council from 2011 to 2015.

Key Skills and Qualifications
We believe Mr. Gambrell is well qualified to serve as a director due to his executive and board leadership experience and his extensive knowledge of the chemicals industry, which provide a global perspective and deep understanding of the Company's products, customers, end markets, competitive landscape, and operational challenges and opportunities. In addition, Mr. Gambrell has extensive corporate development experience and integration expertise, as well as knowledge and experience in addressing health, safety and environmental issues, which provides the Board unique insight into the Company's strategic growth plans.

Other Public Company Directorships
- TRW Automotive Inc. (2007-2015)



Age: 58

Director Since:
December 2021

INDEPENDENT

CSW Board Committee(s):
- Compensation & Talent Development
- Nominating & Corporate Governance

Bobby Griffin
Chief Diversity & Inclusion Officer, Rockwell Automation

Professional Highlights
Mr. Griffin has served as Chief Diversity & Inclusion Officer of Rockwell Automation, Inc. since February 2021. Prior to that role and beginning in 2017, Mr. Griffin served as Vice President of Diversity and Inclusion at CBRE Group, Inc., and prior to that served as Global Director of Diversity and Inclusion at Flowserve Corporation. Additionally, Mr. Griffin held various human resources and business partner leadership positions in Fortune 100 companies, including Coca-Cola Enterprises and Merck & Co.

Key Skills and Qualifications
We believe Mr. Griffin is well qualified to serve as a director due to his notable expertise in corporate culture, organizational health, diversity & inclusion, talent management, leadership development, and compensation and benefits, which provides the Board a valuable perspective on the Company's core values and employee-centric culture. His experience also provides strategic insight into the Company's leadership development, human capital management, and organizational design opportunities in support of the Company's strategic growth plans.



Age: 67

Director Since:
January 2017

INDEPENDENT

CSW Board Committee(s):
- Audit
- Nominating & Corporate Governance

Terry L. Johnston

Former EVP & COO, Commercial Segment, Lennox International

Professional Highlights

Mr. Johnston was Executive Vice President and Chief Operating Officer of the Commercial Segment of Lennox International Inc., a leading international provider of heating and cooling systems and technologies for residential and commercial applications, from 2013 until October 2019. Before assuming that position, Mr. Johnston held roles of increasing responsibility with Lennox International from the time he joined the company in 2001. Prior to his time with Lennox International, Mr. Johnston spent 20 years with General Electric Company, serving primarily in marketing and commercial leadership roles.

Key Skills and Qualifications

We believe Mr. Johnston is well qualified to serve as a director due to his executive leadership experience and extensive knowledge of the Company's served industrial markets. In addition, Mr. Johnston has extensive global experience, strategic planning experience, and operational and commercial expertise, which provides the Board with a global perspective and positions him well to support the Company's growth strategy and manufacturing optimization focus.



Age: 65

Director Since:
September 2015

INDEPENDENT

CSW Board Committee(s):
- Compensation & Talent Development
- Nominating & Corporate Governance

Linda A. Livingstone, Ph.D.

President, Baylor University

Professional Highlights

Dr. Livingstone is President of Baylor University, a position she has held since June 2017. From August 2014 through May 2017, she served as Dean of The George Washington University School of Business, and she previously served as Dean of the Graziadio School of Business and Management at Pepperdine University for twelve years. Dr. Livingstone began her academic career at Baylor University, where she served for eleven years as an Assistant and then Associate Professor of Management, which included serving for four years as Associate Dean for Graduate Programs. Dr. Livingstone currently serves on the board of directors and as a member of the Executive Committee for each of the American Council on Education and the Big 12 Conference. She also serves on the NCAA Board of Governors and the NCAA Division 1 board of directors, as well as the board of directors of Independent Colleges and Universities of Texas. It is anticipated that Dr. Livingstone will assume the role of lead independent director upon reelection at the 2025 Annual Meeting.

Key Skills and Qualifications

We believe Dr. Livingstone is well qualified to serve as a director due to her extensive executive leadership experience, as well as experience as an administrator and educator in the field of business administration, all of which provide the Board a valuable perspective on organizational development, corporate governance, information security, executive compensation, and leadership development matters.



Age: 63

Director Since:
June 2022

INDEPENDENT

CSW Board Committee(s):
- Audit (Chair)

Anne B. Motsenbocker

Former Managing Director, J.P. Morgan Chase

Professional Highlights

Ms. Motsenbocker is a former Managing Director of J.P. Morgan Chase, a global financial services company. She retired from J.P. Morgan Chase in February 2021 after a 36-year career with the firm, serving most recently as Managing Director and functional CEO of the Southwest Region of the Commercial Bank. Prior to that position, she held roles of increasing responsibility at J.P. Morgan Chase, including National Head of Multinational Corporations, President of Dallas Region Middle Market Bank, and Head of the Dallas Region of the Private Bank. From 2016 to 2022, Ms. Motsenbocker was a director of Children's Health System of Texas, where she served as the chair of the HR and Compensation Committee and as a member of the Audit Committee. She also serves on the boards of the National Kidney Foundation, United Way Foundation of Metropolitan Dallas, NACD North Texas Chapter, and Economic Mobility Center.

Key Skills and Qualifications

We believe Ms. Motsenbocker is well qualified to serve as a director due to her executive and board leadership experience and her strategic and financial acumen. Ms. Motsenbocker's extensive experience in advising companies in the development and implementation of capital strategies, managing risk, achieving operational excellence, and growing organically and inorganically positions her well to support the Company's strategic growth plans.

Other Public Company Directorships
- U.S. Physical Therapy, Inc. (2022-Present)



Age: 72

Director Since:
December 2016

INDEPENDENT

CSW Board Committee(s):
- Audit
- Compensation & Talent Development (Chair)

J. Kent Sweezey

Founding Partner, Turnbridge Capital, LLC

Professional Highlights

Mr. Sweezey is a founding partner of Turnbridge Capital, LLC, an energy services, equipment and infrastructure-focused private equity firm, which was founded in 2008. Prior to co-founding Turnbridge Capital, Mr. Sweezey served as the Managing Partner of Centre Southwest Partners, LLC, a middle-market private equity firm focused primarily on energy services and equipment-related investments. Prior to his time with Centre Southwest Partners, Mr. Sweezey was with Donaldson, Lufkin & Jenrette ("DLJ") and its successor firm, Credit Suisse First Boston, where he focused on transactions in the energy sector, as well as in the consumer products, building products, and manufacturing sectors. Mr. Sweezey was also involved in DLJ's early principal investing activities through its investments in Seven-Up Company, Dr Pepper/Seven-Up Companies, and Dr Pepper Bottling Company of Texas, where he served on the board of directors from 1989 to 1999.

Key Skills and Qualifications

We believe Mr. Sweezey is well qualified to serve as a director due to his executive leadership experience, strategic acquisition and financial expertise, and governance expertise. His extensive experience in corporate development matters positions him well to support the execution of the Company's growth strategy and capital allocation plans.

Director Independence

Our Corporate Governance Guidelines require that a majority of our directors satisfy applicable independence requirements set forth in New York Stock Exchange (the "NYSE") listing rules and under applicable law[1]. Only those directors who have no material relationship with the Company (except in their role as a director) are deemed independent. The Board has determined that, other than Mr. Armes, who is the Company's Chairman, Chief Executive Officer and President, each member of the board meets the independence standards set forth in the applicable rules of the Securities and Exchange Commission (the "SEC") and the NYSE.

---

[1] *As disclosed in the Company's Current Report on Form 8-K filed with the SEC on May 1, 2025, we voluntarily transferred our stock exchange listing to NYSE from Nasdaq. The listing and trading of the Company's common stock on Nasdaq ended at market close on June 6, 2025, and listing and trading on the NYSE began at market open on June 9, 2025.*

Corporate Governance

Governance Highlights

Our Board of Directors is committed to sound governance practices, including the following:

Director Independence	• Seven of our eight director nominees are independent • Our CEO is our only management director
Board Composition	• All board members are elected annually • The Board annually assesses and evaluates its performance and the performance of its committees • The Nominating & Corporate Governance Committee leads the full Board in considering board member competencies in light of Company strategy • Our Corporate Governance Guidelines maintain an age-based retirement limit for directors at age 73 • Our directors have a diverse mix of backgrounds, qualifications, skills, and experiences that we believe contribute to a well-balanced Board that is positioned to effectively oversee our strategy • 38% of our director nominees are female and/or diverse
Board Committees	• We have three committees – Audit; Compensation & Talent Development; and Nominating & Corporate Governance • All committees are composed entirely of independent directors
Leadership Structure	• Our Board has a lead independent director that works closely with our Chairman, CEO and President in fulfilling responsibilities and duties • Our lead independent director chairs executive sessions of the independent directors, among other duties
Environmental, Social & Governance Oversight	• Our Nominating & Corporate Governance Committee oversees our Environmental, Social & Governance ("ESG") Program
Risk Oversight	• Our Board is responsible for enterprise risk oversight and has committees designated to oversee specific key risks • Our Audit Committee oversees administration of the Company's Enterprise Risk Management ("ERM") Program for the assessment and mitigation of key risks
Open Communication	• We encourage open communication and strong working relationships among the lead independent director, Chairman, and other directors • Our directors have direct and unrestricted access to management and other employees
Stock Ownership	• Our directors and executive officers are subject to robust stock ownership requirements

Board and Committee Structure

Board Leadership Structure

The Board's current leadership structure is characterized by:

- An engaged, qualified, and independent board;
- A combined Chairman of the Board and Chief Executive Officer;
- An independent, highly experienced lead independent director with well-defined responsibilities that support and facilitate the Board's oversight responsibilities; and
- A strong committee structure consisting entirely of independent directors with well-defined authority and risk oversight responsibilities.

Mr. Swartz has served as the lead independent director since 2015. In connection with Mr. Swartz's planned retirement, it is anticipated that Dr. Linda Livingstone will be appointed as the new lead independent director effective at the conclusion of the 2025 Annual Meeting. The lead independent director serves an important leadership and oversight role by providing input on the Board's annual schedule and collaborating with the Chairman and CEO on the agendas for all board meetings. Additionally, the lead independent director provides support and advice to the Chairman and CEO, reinforcing the CEO's reporting relationship and accountability to the Board.

The Board believes it is important to retain flexibility to allocate the responsibilities of the positions of Chairman of the Board and Chief Executive Officer in a manner that it believes is in the best interests of the Company and its shareholders. The Board does not have a policy mandating that the Chief Executive Officer should or should not also serve as Chairman. Rather, the Board considers this issue as part of the CEO succession planning process, and the decision is based on its evaluation of current circumstances and the needs of the Company at the time it is considering candidates for the CEO role. Based on Mr. Armes' significant knowledge of the Company, the Board has concluded that combining the roles of Chairman and Chief Executive Officer, along with the presence of a strong lead independent director, is in the best interests of the Company and its shareholders at this time to promote the pursuit of the Company's business objectives and strategic growth plans.

Lead Independent Director Responsibilities

- Provide leadership to the independent directors
- Provide support and advice to the Chairman and CEO
- Preside over executive sessions of the independent directors
- Chair meetings of the Board in the absence of the Chairman of the Board
- Collaborate with the Chairman and CEO on board meeting agendas
- Oversee director recruiting
- Collaborate with the N&CG Committee on the Board's self-evaluation processes

Board Committees

The Board maintains an Audit Committee, a Compensation & Talent Development Committee ("Compensation Committee"), and a N&CG Committee. Only independent directors are eligible to serve on these standing board committees. Each committee is governed by a written charter, all of which are available on the Company's website at **www.cswindustrials.com** under "Investors — Corporate Governance."

The Board has determined that all members of all committees meet the independence standards of the SEC and the NYSE, including the heightened independence requirements for certain committee members.

Audit Committee

Members and Other Information	Primary Oversight Responsibilities
Committee Chair: Anne Motsenbocker **Other Members:** Darron Ash Terry Johnston Robert Swartz Kent Sweezey **5 Meetings in Fiscal 2025**	• Engage and oversee, including the qualifications, independence and performance of, the Company's independent registered public accounting firm • Approve all audit engagement fees and terms, including all non-audit services, provided by the Company's independent registered public accounting firm • Oversee the adequacy and integrity of the Company's financial statements, financial reporting, and disclosures • Oversee internal controls matters, which includes information security and cybersecurity risk • Oversee and monitor the performance of the Company's internal audit function • Oversee the Company's ethics and compliance program • Oversee management's administration of the Enterprise Risk Management program • Oversee the Company's compliance with legal and regulatory requirements relating to financial reporting

The Board has determined that Ms. Motsenbocker, Mr. Ash, and Mr. Swartz qualify as audit committee financial experts under SEC rules. The Board has also determined that all members of the Audit Committee are financially literate within the meaning of the NYSE's listing standards.

Compensation & Talent Development Committee

Members and Other Information	Primary Oversight Responsibilities
Committee Chair: Kent Sweezey **Other Members:** Darron Ash Bobby Griffin Linda Livingstone **6 Meetings in Fiscal 2025**	• Establish the Company's executive compensation philosophy and compensation programs • Oversee risk management related to the Company's executive compensation programs • Administer the Company's equity and incentive compensation plan • Review executive performance, management succession plans, and talent development • Administer the Company's clawback policies • Recommend to the Board changes in non-employee director compensation

Nominating & Corporate Governance Committee

Members and Other Information	Primary Oversight Responsibilities
Committee Chair: Michael Gambrell **Other Members:** Bobby Griffin Terry Johnston Linda Livingstone **3 Meetings in Fiscal 2025**	• Establish and implement procedures to review the qualifications for membership on our Board of Directors, including nominees recommended by shareholders • Identify and recommend to the Board qualified candidates to become Board members • Develop and review succession planning for the Board and its leadership positions • Manage risks associated with board independence and potential conflicts of interest • Establish corporate governance principles and policies, including overseeing the Company's Corporate Governance Guidelines • Oversee the Company's ESG program and related initiatives • Oversee the Board and committee self-evaluation process

The Board has a responsibility to oversee the Chief Executive Officer and other members of senior management in the competent and ethical operation of the Company and to ensure that our shareholders' best interests are being served. To meet this responsibility, the Board has established Corporate Governance Guidelines designed to promote effective oversight of the Company's business affairs. The Board monitors and updates these Guidelines periodically as it deems appropriate.

As discussed in this section of the Proxy Statement, the Corporate Governance Guidelines cover a range of matters, including:

- the director selection process;
- the composition of the Board and its committees;
- the review and evaluation of the Chief Executive Officer;
- succession planning and management development;
- director compensation;
- the review of individual directors and the Board's performance; and
- director independence requirements, age-based service limits, and other restrictions for directors.

The Corporate Governance Guidelines are available on the Company's website at **www.cswindustrials.com** under "Investors — Corporate Governance."

Director Engagement

Executive Sessions

Executive sessions of independent directors are generally held at each regularly-scheduled board meeting without the presence of non-independent directors or members of management. Any independent director may request that additional executive sessions be scheduled. Our lead independent director presides at the executive sessions.

Director Attendance at Meetings

Board members are expected to devote the time necessary to appropriately discharge their responsibilities and to rigorously prepare for and, to the extent possible, attend and participate in all board meetings and meetings of board committees on which they serve. In fiscal 2025, the Board held seven (7) meetings, and each director attended at least 75% of the meetings of the Board and committees on which he or she served during the period for which he or she was a director.

The Company encourages all directors to attend its annual meeting of shareholders, though we do not have a specific policy with respect to director attendance. All of the Company's current directors attended the 2024 annual meeting of shareholders.

Director Education and Orientation Program

The Company provides an orientation program and continuing education process for board members to enable them to better understand our Company and to remain current on developments related to their board and committee service. Educational opportunities include seminars, management and third-party expert presentations, meetings with key management, and visits to Company facilities.

New Director Orientation	When a new director joins the Board, the Company provides an interactive, customized orientation and onboarding program. After completing the program, new directors should understand the Company's strategy, reportable segments and product brands, organizational structure, leadership team, and Company resources available to them to help them be successful in their new role. This helps new directors quickly engage with other board members and executive leadership and best fulfil their responsibilities and fiduciary duties as directors.
Continuing Education	The Company provides regular updates on continuing education opportunities and will reimburse board members for the cost of any programs attended.
Outside of the Boardroom	Throughout a board member's service, our directors have discussions with each other and key leaders of the Company outside of regularly scheduled Board and committee meetings to foster a deeper understanding of the Company's business and build relationships through sharing of perspectives and ideas.

Board Self-Evaluation

Our Board has conducted an annual self-evaluation since CSW's inception. The self-evaluation is designed to assess whether the Board and its committees are functioning effectively. The Board's committees also conduct annual self-evaluations for the same purpose. These evaluations focus on the performance of the Board or the committee, as applicable, as a unit, rather than the performance of any individual director. The N&CG Committee, in collaboration with the lead independent director, oversees our annual board self-evaluation process, which is illustrated below. The Board believes this annual self-evaluation process supports its effectiveness and continuous improvement efforts.



1

Questionnaire

The Board self-evaluation process occurs every April and begins with each director anonymously completing a questionnaire that addresses Board and committee composition, organization, meetings and meeting content, oversight responsibilities, and diversity.

2

Review and analyze results

The results of the questionnaires are compiled by our General Counsel and Corporate Secretary, who reviews and analyzes the information to identify changes over the self-evaluation results from the prior year and opportunities to improve Board effectiveness going forward.

3

Board follow-up

This analysis is reviewed with the Nominating & Corporate Governance Committee and then shared with the full Board.

4

Implement feedback

Enhancements are incorporated at the Board and committee level as appropriate.

Board Oversight of Risk Management

The Company's Chief Executive Officer and other members of senior management are responsible for the ongoing assessment and management of the risks the Company faces. These enterprise risks are formally assessed annually by management as part of the Company's robust Enterprise Risk Management program. At least annually, the Board—both as a whole and through its committees—oversees the Company's risk profile and management's policies and processes for assessing and managing risk. Responsibilities for risk management are allocated generally as set forth below.

Board of Directors

The Board directly oversees risk management relating to strategic planning and relating to capital structure and liquidity, operational risk, and information security and cybersecurity risk.

  

Nominating & Corporate Governance

Oversees risk management relating to director independence and corporate governance, as well as risk related to the Company's Environmental, Social and Governance program.

Compensation & Talent Development

Oversees risk management relating to executive compensation, talent management, organizational design, and leadership succession planning.

Audit

Oversees risk management relating to financial reporting and public disclosure and legal and regulatory compliance, and reviews and discusses the process by which the Board and its committees oversee senior management's Enterprise Risk Management program.

The Board is regularly informed through committee reports of each committee's activities in overseeing risk management within their respective areas of oversight responsibility.

Our Enterprise Risk Management ("ERM") program, which is overseen by our Audit Committee, supports our risk management and strategic planning efforts. Since our inception, our ERM program has begun with an annual risk assessment survey. Near the end of each calendar year, approximately 30 key leaders across our organization receive a focused questionnaire that they use to provide feedback on a universe of nearly 50 enterprise risks covering six distinct risk categories: Strategic; Financial; Legal & Compliance; Operational; IT & Systems; and Talent Management. The following graphic illustrates this process:

Enterprise Risk Assessment

- Each risk is evaluated for likelihood, impact, and control effectiveness, and risk tolerance data is collected
- Prioritized risks listing assembled using analyzed respondent data
- "Dashboards" developed for each prioritized risk, identifying risk owner, key risk indicators, and risk prevention and mitigation actions
- The Company's "risk culture" is evaluated for continual improvement

~20
Key Senior and Functional Leaders

14
Executives and Independent Board Members

~50 Risks Evaluated

Strategic	Financial	Legal & Compliance
Operational	Technology	Talent Management

Spotlight on Cybersecurity

Cybersecurity is a critical component of the Company's Enterprise Risk Management program. The Company has established an information security framework to help safeguard the confidentiality, integrity, and access of its information assets and to ensure regulatory, contractual, and operational compliance. The Board oversees cybersecurity risk, and the Audit Committee oversees information security compliance as part of its broader compliance oversight mandate. Together they ensure that the Board has a comprehensive view of the Company's cybersecurity risk profile and risk mitigation framework.

The Board receives cybersecurity updates from senior management, including our head of Information Technology, at least twice per year, and the Audit Committee receives quarterly reports on any notable incidents or control issues that may have occurred during the quarter. The Company has experienced, and expects to continue experiencing, cyber threats and incidents; however, to date, no incidents have been material to the Company, and expenses incurred in response to incidents have been immaterial in any given fiscal year.

Corporate Sustainability, Culture & Compliance

Environmental, Social and Governance Matters

CSW's Environmental, Social, and Governance ("ESG") strategy is based on our belief that long-term shareholder value, sustainable growth, and social responsibility are interrelated. Corporate responsibility lies at the heart of our culture and speaks directly to our **ACT. RISE.** core values: **Accountability, Citizenship, Teamwork, Respect, Integrity, Stewardship, and Excellence**. Driven by our executive leadership team, sustainability influences how we operate our business, take care of our people, and serve our customers. Our ESG initiatives are aligned with and inform the long-term strategies of our operating companies and corporate center. Additionally, ESG-related enterprise risks and opportunities are identified and addressed through our strategic processes, helping further align our initiatives and strategy.

> **Corporate Sustainability lies at the heart of our culture and speaks directly to our *ACT. RISE.* core values**

Our Board's proactive engagement and oversight on ESG matters is demonstrated in the following ways:

- Our N&CG Committee has primary oversight responsibility for our ESG program.
- Our Board and its committees engage at least quarterly with our executive team members having responsibility to present and discuss various ESG topics. In the past year, management has presented to the Board and its committees on initiatives such as business continuity, environmental compliance, employee health and safety, gender pay equity, employee engagement, and employee welfare programs.
- Our Audit Committee and Board have direct engagement with ESG risk areas through our robust ERM program.

Commitment to Environmental Stewardship

We are committed to being good stewards of the environment. We demonstrate our commitment by actively working to reduce the environmental impact of our operations and by providing environmentally responsible products and services to our customers. Our products help our customers protect and reduce emissions from industrial systems and mission-critical equipment; improve the energy efficiency and resource consumption of HVAC/R, plumbing, and electrical systems; and make commercial and residential buildings safer for occupants and their surrounding communities. Additionally, certain manufacturing facilities within our operating companies are ISO 9001 and 14001 certified.

Our environment-focused initiatives have included:

- Reducing overall energy consumption as a percentage of sales and increasing the amount of consumed electricity that is generated from renewable sources, such as solar and wind
- Reducing overall water consumption as a percentage of sales

- Reducing solid, liquid and air discharges, including continuing and increasing our efforts to improve air quality by reducing VOC emissions

- Reducing the amount of scrap and non-recyclable waste generated by our operations by increasing the use of rework and recycled metal and materials

- Increasing ISO 9001 and 14001 certifications at manufacturing facilities

- Expanding LEED certifications for product categories

- Increasing usage of CSW-produced environmentally-friendly lubricants in manufactured mechanical products

- Increasing usage of environmentally-friendly cleaners and chemicals in manufacturing processes

- Reducing hazardous waste generation as a percentage of finished goods

We provide additional details regarding our energy usage, resource consumption, and greenhouse gas emissions on our Corporate Sustainability webpage within our corporate website at www.cswindustrials.com.

Commitment to Our Employees and Communities

At CSW, how we succeed matters. We live out our commitment to doing the right things the right way by first taking care of the health, safety, and wellbeing of our employees—our most valuable asset. We view this duty holistically and address it on multiple fronts, including through competitive total rewards compensation, providing comprehensive benefits and retirement plans, offering employer-funded healthcare coverage and defined contribution benefit plans with profit sharing, requiring health and safety training and programs, and offering training and development, including job skills and compliance training, leadership training, and advancement opportunities.

In fiscal 2025, we demonstrated our commitment to our employees in numerous ways, which included:

- Continued to promote equal employment opportunities in all our operations, which begins with our employee recruiting process and continues through our employees' relationship with the Company.

- Continued to provide Company-subsidized medical, dental, vision, life, short-term and long-term disability insurance plans, as well as paid supplemental life and accident insurance plans.

- Assessed employee engagement through targeted surveys, providing feedback on subjects including safety, communications, performance management, development opportunities, respect and recognition and management support, with 82% of our employees participating in our fiscal 2025 survey conducted through Great Place to Work®. In February 2025, we received the Great Place to Work® Certification™ for the third consecutive year.

- Continued to provide developmental opportunities to help our employees build the skills necessary to reach their career goals, including on-the-job training, online learning, professional memberships, and leadership and management training.

- Achieved a Company-wide voluntary retention rate of 85%, well in excess of manufacturing industry averages.

- Held our fourth annual Safety Awareness Month with supplemental training.

Demonstrating our commitment to creating and maintaining a safe, healthy working environment, we delivered a Total Recordable Incident Rate ("TRIR") of 1.2 at the end of calendar 2024, which was comparable to calendar 2023, even as we integrated newly acquired businesses and brought their safety programs up to our high standards. Perhaps more impressively, we delivered a Lost Time Incident Rate ("LTIR") of 0.06, a marked improvement over calendar 2023's impressive LTIR of 0.14 and our best LTIR performance on record. Through the first three months of calendar 2025 (the end of our fiscal year), our TRIR was 0.8 and our LTIR was 0.13, demonstrating our consistent, sharp focus on safety performance and improving the safety performance of acquired companies.

In fiscal 2025, we maintained our comprehensive and competitive retirement and benefit programs. Since our inception, we have provided a 100% match of employee contributions to our 401(k) plan up to 6% of compensation, as well as an additional 7% to 11% of eligible compensation each year through profit sharing benefit programs, including our Employee Stock Ownership Plan ("ESOP"), which strongly aligns our employees' interests with those of our shareholders. This equates to 13% to 17% of each employee's annual eligible compensation that we invest to help provide a safe, secure, and dignified retirement.

Commitment to Sound Governance Practices

Sound governance practices are foundational to any high performing organization. We believe the principles and policies described throughout this Proxy Statement clearly demonstrate our commitment to thoughtful, value-focused governance that helps us effectively manage our enterprise risks and ultimately preserve and create shareholder value.

Shareholder Communications with the Board

Shareholders and other interested parties may communicate with the Board directly by writing to: Lead Independent Director, c/o CSW Industrials' Corporate Secretary, CSW Industrials, Inc., 5420 Lyndon B. Johnson Freeway, Suite 500, Dallas, Texas 75240. All such communications will be delivered to our lead independent director.

Other Governance Policies and Practices

Integrity and Ethics

Our **ACT. RISE.** core values form the foundation for our decentralized, entrepreneurial culture, and our Code of Business Conduct represents our shared commitment to living out these core values with the highest level of ethical conduct. Our Board and all our employees across the globe, including our executive officers, are required to abide by our Code of Business Conduct to ensure that our business is conducted in a consistently legal and ethical manner. Our Code of Business Conduct covers many topics, including conflicts of interest, anticorruption, financial reporting, confidentiality, insider trading, antitrust and competition law, cybersecurity and information security, appropriate use of social media, and respect in the workplace. All employees receive online and in-person training on all topics addressed in our Code of Business Conduct every year, and they are required to certify that they will comply with our Code of Business Conduct.

Employees are required to report any conduct that they believe in good faith violates our Code of Business Conduct. Through our Ethics Hotline, the Audit Committee has adopted procedures to receive and address complaints related to accounting policy, internal controls, auditing matters or fraud, and to enable the confidential and anonymous submission by employees or others of concerns relating to questionable accounting or auditing matters. Information on how to submit any such communications through our Ethics Hotline is on the Company's website at **www.cswindustrials.com** under "Investors — Corporate Governance," and also is available through **cswindustrials.ethicspoint.com**. Our Senior Vice President and General Counsel, who serves as our chief compliance officer, reports directly to the Audit Committee on compliance matters, and periodically updates the Audit Committee on compliance with the Company's Code of Business Conduct, including the overall effectiveness of the Company's compliance program.

Our integrity and compliance program also includes, among other elements, a Business Partner Code of Conduct that extends to our operating companies' global supply chains. The Business Partner Code of Conduct reinforces our expectation that suppliers and other business partners will live up to our high standards of integrity and compliance, including our policies regarding Conflict Minerals, Human Rights, and Environmental, Health and Safety. Business partners are monitored according to these standards, and if found to be deficient, are issued a corrective action plan or are replaced.

Certain Relationships and Related Transactions

The Company has adopted a written policy for approval of transactions between the Company and its directors, director nominees, executive officers, greater-than-5% beneficial owners, and their respective immediate family members, where the amount involved in the transaction exceeds or is expected to exceed $120,000 in a single calendar year.

The policy provides that the N&CG Committee reviews transactions subject to the policy and determines whether to approve or ratify those transactions. In doing so, the N&CG Committee takes into account, among other factors it deems appropriate, whether a transaction is on terms that are no less favorable to the Company than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related person's interest in the transaction. In addition, the Board has delegated authority to the Chairman of the N&CG Committee to pre-approve or ratify transactions where the aggregate amount involved is expected to be less than $1 million. A summary of any new transactions pre-approved by the Chairman is provided to the full N&CG Committee for its review in connection with each regularly scheduled N&CG Committee meeting.

The N&CG Committee has considered and adopted standing pre-approvals under the policy for limited transactions with related persons. Pre-approved transactions include:

- business transactions with other companies in which a related person's only relationship is as an employee, director or less-than-10% beneficial owner if the amount of business falls below the thresholds in the NYSE's listing standards and the Company's director independence standards; and

- charitable contributions, grants, or endowments to a charitable organization where a related person is an employee if the aggregate amount involved does not exceed the greater of $1 million or 2% of the organization's total annual receipts.

The N&CG Committee was not requested to and did not approve any transactions required to be reported under applicable SEC rules in fiscal 2025.

Age and Term Limits

Our Corporate Governance Guidelines provide that no individual may be nominated to stand for election or re-election to the Board if they reach the age of 73 before the date of election. We do not have term limits, as our Board believes such limits work against retaining the valued contributions of directors who have developed increasing insight into the Company and its operations over time.

Limits on Other Board Service

Board members are expected to ensure that their other commitments do not materially interfere with their service as a director. To that end, our Corporate Governance Guidelines require that directors may not serve on more than three other public company boards, and Audit Committee members may not serve on more than two other public company audit committees. Additionally, directors must advise the Chairman of the Board and the Chair of the N&CG Committee before accepting an invitation to serve on the board of directors or similar body of another company.

Compensation Committee Interlocks and Insider Participation

During fiscal 2025, the members of the Compensation Committee included Mr. Sweezey (current Chair), Mr. Ash, Mr. Gambrell, Mr. Griffin, Dr. Livingstone, and Ms. Motsenbocker. None of the Board members who served on the Compensation Committee during fiscal 2025 were formerly an officer of the Company or were at any time during fiscal 2025 an officer or employee of the Company. None of our executive officers serve as a member of the board of directors or a compensation committee of any entity that has one or more executive officers serving as a member of our Board or Compensation Committee.

Director Compensation

2025 Director Compensation Elements

The non-employee director compensation elements were last reviewed and adjusted in fiscal 2024 based on competitive benchmarking and market analysis, in consultation with the Compensation Committee's independent compensation consultant, and remained unchanged for fiscal 2025.

The following table shows the fiscal 2025 non-employee director compensation elements:

Annual Director Compensation Element	Amount ($)
Cash Retainer	75,000
Equity Compensation (annual value)	110,000
Lead Independent Director Retainer	25,000
Audit Committee Chair Retainer	20,000
Compensation & Talent Development Committee Chair Retainer	15,000
Nominating & Corporate Governance Committee Chair Retainer	10,000
Non-Chair Committee Member Retainers:	
Audit	10,000
Compensation & Talent Development	8,000
Nominating & Corporate Governance	8,000

The equity portion of non-employee director compensation is provided in the form of restricted stock of the Company. The Company typically makes annual non-employee director equity grants upon the directors' reelection each year (grant values are prorated if a director joins the Board mid-year). The restricted stock, which fully vests on the earliest of the director's reelection as a director, one year from the date of grant, the termination of the director's service due to death or disability, or a change in control, has full voting rights and is eligible to receive dividends (if any) from the date of grant.

Directors are also eligible to receive special additional compensation when performing services that are determined by the Board to be well above and beyond the normal director service requirements. The Board has not set a compensatory rate for these services, and no fees were paid for this purpose in fiscal 2025.

2025 Director Compensation Table

The following table sets forth information with respect to our non-employee director compensation for the fiscal year ended March 31, 2025. Compensation information for Mr. Armes is set forth below under "Executive Compensation—Summary Compensation Table." Mr. Armes did not receive any additional compensation for his service as a director.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)[1][2]	Total ($)
Darron Ash[3]	75,748	112,792	188,540
Michael Gambrell	88,000	112,792	200,792
Bobby Griffin	91,000	112,792	203,792
Terry Johnston	93,000	112,792	205,792
Linda Livingstone	91,000	112,792	203,792
Anne Motsenbocker	98,000	112,792	210,792
Robert Swartz	113,000	112,792	225,792
Kent Sweezey	100,000	112,792	212,792

(1) Eligible non-employee directors received an annual equity grant of 360 shares of restricted stock on August 15, 2024. The amounts shown in this column reflect the grant date fair value of the awards computed in accordance with Financial Accounting Standards Board Accounting Standards Codification 718, "Compensation—Stock Compensation," and are calculated using a price per share of $313.31, the closing market price of the Company's common stock as quoted by Nasdaq on the date of grant. Equity grant valuations are discussed in Note 5 to the Company's audited consolidated financial statements for the year ended March 31, 2025, in the Annual Report on Form 10-K filed with the SEC on May 22, 2025 ("Annual Report").

(2) The current non-employee directors each had 360 shares of restricted stock outstanding at March 31, 2025. The non-employee directors did not have any stock option awards outstanding at March 31, 2025.

(3) Mr. Ash joined the Board in June 2024. Cash fees were prorated based on his term of service.

Stock Ownership Guidelines

Under the Company's Stock Ownership and Retention Guidelines, all non-employee directors are expected to own shares of Company common stock with a value equal to at least five times the annual cash retainer (currently equal to $375,000) by their fifth anniversary of board service. As of March 31, 2025, all non-employee directors were in compliance with Company ownership guidelines.

Executive Officers

The following sets forth information about the Company's executive officers. Information for Mr. Armes, who is both Chairman of the Board and an executive officer of the Company, is presented above under "Nominees for Election—Nominee Biographies."

Name	Age	Year Joined CSW	Position With the Company	In Position Since
Joseph B. Armes	63	2015	Chairman, CEO and President	2015
James E. Perry	54	2020	Executive VP, CFO	2020
Donal J. Sullivan	62	2015	Executive VP, Chief Strategy Officer	2024
Luke E. Alverson	47	2016	Senior VP, General Counsel and Secretary	2016
Danielle R. Garde	54	2022	Senior VP, Chief People Officer	2022
Jeff A. Underwood	43	2018	Senior VP & GM, Contractor Solutions	2024

James E. Perry has served as Executive Vice President and Chief Financial Officer since June 2020. From 2004 through May 2020, Mr. Perry served in senior financial leadership roles with Trinity Industries, a publicly held, diversified industrial company, including serving as Chief Financial Officer from May 2010 to February 2019. From 2001 to 2004, Mr. Perry served in senior financial leadership roles at RMH Teleservices, a telemarketing and customer service company, including serving as Chief Financial Officer. Mr. Perry began his career at JP Morgan Chase & Co. in the investment banking division, and he also served in a consulting group within Ernst & Young LLP.

Donal J. Sullivan has served as Chief Strategy Officer since April 2024 and as Executive Vice President since May 2020. Previously, Mr. Sullivan served as General Manager, Contractor Solutions from May 2020 through March 2024, and as Senior Vice President & General Manager, Industrial Products from January 2016 through May 2020. From May 2015 to January 2016, Mr. Sullivan was the Chief Operating Officer for RectorSeal, the Company's operating subsidiary now within the Contractor Solutions segment. From October 2010 to April 2015, he served as Division President of Goodman Global, a member of the Daikin Group, a leading global HVAC manufacturer. Prior to 2005, Mr. Sullivan held a variety of management positions at Carrier Corporation, a leading heating, air-conditioning, and refrigeration solutions company, including sales, product management, and general management.

Luke E. Alverson has served as Senior Vice President, General Counsel and Secretary since February 2016. From May 2008 to February 2016, he held roles of increasing responsibility with Flowserve Corporation, a leading global manufacturer of fluid motion control products and provider of related services, serving most recently as Vice President, Corporate Legal Services, and Assistant Secretary. Prior to 2008, Mr. Alverson was associated with the law firms of Vinson & Elkins, LLP in Dallas, Texas, and Hallett & Perrin, P.C., in Dallas, Texas.

Danielle R. Garde has served as Senior Vice President and Chief People Officer since October 2022. From June 2020 to October 2022, she was the Chief Human Resources Officer at Play Power, Inc., a privately held producer of recreation equipment. From March 2014 to February 2020, Ms. Garde held roles of increasing responsibility with KidKraft, Inc., a privately held producer of children's toys and furniture, last serving as Vice President, Human Resources. Prior to this, from 2007 to 2014, she served in several senior leadership roles at Danone North America, a food and beverage company, last serving as Senior Director, North America Operations. Additionally, she developed deep human resources acumen between 1993 and 2007 in numerous organizational development roles at J.P. Morgan, Unilever Cosmetics International, American Express, and Deloitte.

Jeff A. Underwood has served as Senior Vice President & General Manager, Contractor Solutions since April 2024. From May 2021 through March 2024, he served as Senior Vice President, Sales & Marketing, for RectorSeal, the Company's operating subsidiary within the Contractor Solutions segment, and from September 2018 through April 2021, he served as Vice President of Sales for RectorSeal. Prior to joining the Company, Mr. Underwood held roles of increasing responsibility at Goodman Manufacturing, a leading manufacturer of HVAC products and systems and an independent subsidiary of Daikin Group, where he served most recently as Vice President of Marketing. Prior to his time with Goodman Manufacturing, Mr. Underwood was a manager at Bain & Company, a business consulting firm.

Proposal 2:
Advisory Vote on Executive Compensation

The Board is providing shareholders the opportunity to cast an advisory vote on the compensation of our Named Executive Officers pursuant to Section 14A of the Securities Exchange Act of 1934. This proposal, commonly known as a "Say on Pay" proposal, gives our shareholders the opportunity to endorse or not endorse our executive compensation programs and policies and the compensation paid to our Named Executive Officers. We currently hold annual "Say on Pay" votes, and our next "Say on Pay" vote will be submitted to shareholders at the 2026 annual meeting.

The Board values the opinions of the Company's shareholders as expressed through their votes and other communications. This Say on Pay vote is advisory, meaning that it is not binding on the Compensation Committee or the Board. This vote will not affect any compensation already paid or awarded to any Named Executive Officer, nor will it change any decisions the Board has made. Nonetheless, the Compensation Committee and the Board will review and carefully consider the outcome of this advisory vote when making future decisions regarding our executive compensation programs and policies.

We design our executive compensation programs to implement our core objectives of aligning the long-term interests of our executives with those of our shareholders, rewarding current performance, driving future performance, and attracting and retaining key leaders. Shareholders are encouraged to read the Compensation Discussion and Analysis ("CD&A") section of this Proxy Statement, including the "Executive Summary." In the CD&A, we describe our compensation programs, including the underlying philosophy and strategy, the individual elements of compensation, and how our compensation plans are administered. We also describe how the Compensation Committee continues to evolve our executive compensation program based on shareholder feedback.

We believe shareholders should consider the following information when voting on this proposal:

- **Shareholder Responsiveness**. The Board and the Compensation Committee take the results of each Say on Pay vote seriously, and we regularly engage with shareholders to solicit feedback on our executive compensation program. The Board and the Compensation Committee take Say on Pay voting results into account and respond directly to shareholder feedback in establishing the Company's compensation practices, as it did so again in fiscal 2024. For additional information, see "The 2024 Say on Pay Vote and Shareholder Engagement" within the CD&A on page 33.

- **Annual Incentive Plan Performance.** Concerning our Annual Incentive Plan, consolidated EBITDA performance as measured under our plan increased 10.8% over fiscal 2024 and resulted in a payout of 107% of target for that metric, and operating cash flow performance as measured under our plan increased 0.9% over fiscal 2024 and resulted in a payout of 85% of target for that metric. Combined, this resulted in a weighted average financial performance metric payout of 102.6% of target for the consolidated CSW financial metrics.

- **At Risk Pay.** On average, the Named Executive Officers had 70.6% (or 83.5% in the case of the CEO) of their target pay "at risk," or dependent upon both Company and individual performance.

- **Benchmarking.** Compensation program elements and Named Executive Officer compensation amounts are benchmarked against practices among the broader market and a thoughtfully selected group of peer industrial companies. Individual compensation levels are benchmarked using market median as a reference point.

- **Performance Matrix Maximums.** Maximum payout levels for the annual cash incentive award are capped at 200% of target, with formulaic positive or negative adjustment for financial and individual performance, and the performance share award payouts are capped at 200% of target. These caps moderate total compensation amounts and reduce the incentive to engage in unnecessarily risky behavior.

- **Threshold Performance Requirements.** The annual cash incentive award and the performance share award have threshold performance requirements, ensuring that incentive compensation is reduced or eliminated altogether if minimum performance levels are not achieved.

- **Ownership Guidelines.** Our officers are subject to stock ownership guidelines, which further encourage a long-term focus on sustainable performance and align our officers' interests with those of our shareholders.

- **No Hedging or Pledging.** Our officers are prohibited from pledging Company stock or engaging in transactions designed to hedge the value of the Company's stock.

- **No Perquisites.** The Company does not provide perquisites or special benefits to executive officers, other than those generally provided to all employees.

The Board believes the Company's executive compensation program uses appropriate structures and sound pay practices promoting our core objectives. Accordingly, the Board recommends that you vote in favor of the following resolution:

"RESOLVED, that the CSW Industrials, Inc. shareholders approve, on an advisory basis, the compensation of the Company's Named Executive Officers as described in the section of this Proxy Statement entitled 'Executive Compensation.'"

Required Vote and Recommendation

Approval of this proposal requires the affirmative vote of a majority of the votes cast in person or represented by proxy. The individuals named as proxies on the enclosed proxy card will vote your proxy "FOR" this proposal unless you instruct otherwise or you withhold authority to vote. For more information, see "General Voting and Meeting Information—Voting—Counting of Votes."

The advisory vote on executive compensation is non-binding, meaning that our Board will not be obligated to take any compensation actions, or to adjust our executive compensation programs or policies, as a result of the vote. However, our Compensation Committee considers the results of the vote in evaluating our executive compensation program.

 **THE BOARD RECOMMENDS THAT YOU VOTE <u>FOR</u> THE APPROVAL OF THIS ADVISORY VOTE ON EXECUTIVE COMPENSATION.**

Executive Compensation

Compensation & Talent Development Committee Report

The Compensation Committee is currently comprised of four independent directors: Kent Sweezey (Chair), Darron Ash, Bobby Griffin, and Linda Livingstone.

The Compensation Committee has reviewed and discussed with management the following Compensation Discussion and Analysis. Based on this review and discussion, the Compensation Committee recommended to the Board of Directors that this Compensation Discussion and Analysis be included in this Proxy Statement and incorporated by reference in the Company's Annual Report on Form 10-K filed with the SEC for the fiscal year ended March 31, 2025.

Kent Sweezey, Chair
Darron Ash
Bobby Griffin
Linda Livingstone

Compensation Discussion and Analysis

Table of Contents

Introduction

This Compensation Discussion and Analysis ("CD&A") contains an overview and analysis of our executive compensation program and policies and the material compensation decisions our Compensation & Talent Development Committee ("Compensation Committee") have made for the executive officers named in the "Summary Compensation Table" on page 59. We refer to this group of executive officers collectively as our Named Executive Officers ("NEOs"). For fiscal 2024, our NEOs were:

Joseph B. Armes	Chairman, Chief Executive Officer ("CEO") and President (principal executive officer)
James E. Perry	Executive Vice President and Chief Financial Officer ("CFO") (principal financial officer)
Donal J. Sullivan	Executive Vice President and Chief Strategy Officer
Luke E. Alverson	Senior Vice President, General Counsel & Secretary
Jeff A. Underwood	Senior Vice President & General Manager, Contractor Solutions

The 2024 Say on Pay Vote and Shareholder Engagement

The Company has a demonstrated track record of seeking and considering shareholder feedback in designing and implementing our executive compensation program, and our current program is a product of that interactive process. The Compensation Committee, along with the entire Board, takes the outcome of every Say on Pay vote seriously. The 2024 Say on Pay vote was no exception, where we received 97.6% support for our annual Say on Pay proposal, the highest approval level achieved in our history.

While the Say on Pay vote is non-binding, the Compensation Committee believes this record level of approval indicated that our shareholders strongly support our executive compensation program and policies and the material compensation decisions made for executive officers. As it always does, the Compensation Committee will consider the results of this year's Say on Pay vote, as well as continuing feedback from our shareholders, when evaluating future executive compensation decisions.

97.6%
Say on Pay approval in 2024

Executive Summary

Fiscal 2025 Financial Results and Other Achievements

Our stated approach to driving sustainable growth and long-term shareholder value via a strategy that combines organic and inorganic growth once again enabled us to deliver record results in fiscal 2025. These results were achieved against a backdrop of mixed key end markets and increasing macroeconomic volatility, ultimately surpassing the impressive results of the prior year. Throughout fiscal 2025, we efficiently allocated capital on a risk-adjusted returns basis, including our continued identification, pursuit and completion of accretive acquisitions. We also grew our operating results to record levels, drove cash flow conversion, and delivered solid growth in shareholder value. Importantly, we achieved all of this while remaining committed to our distinctive employee-centric culture, where we are committed to fostering a culture of respect and where we focus on recruiting and retaining great talent, offering rewarding careers, and recognizing team members who excel while providing the opportunity for a safe, secure, and dignified retirement.

The following highlights our consolidated financial results achieved in fiscal 2025 (comparisons to fiscal 2024).



Revenues	Adjusted EBITDA*	Adjusted EPS*	Operating Cash Flow
$878.3m	$227.9m	$8.41	$168.4m
+10.8%	+13.9%	+20.0%	+2.5%

* *Reconciliation to GAAP amounts appear on Exhibit A.*

Compensation Objectives

The Compensation Committee has designed our executive compensation program for one purpose: to support and enable execution of CSW's growth strategy. To accomplish this purpose, we have adopted the following key executive compensation objectives:



Align Long-Term Executive and Shareholder Interests



Reward Current Performance



Drive Future Performance



Attract and Retain Key Leaders

Overview of the Executive Compensation Program

We utilize the following compensation elements to achieve each of our key executive compensation objectives:

Pay Element	Form	Compensation Objective Addressed		Description & Rationale
Base Salary	**Cash**		Reward Current Performance	Fixed cash compensation aligned with responsibilities of the position and market benchmarks
			Attract and Retain	
Annual Incentive	**Performance Cash Opportunity**		Shareholder Alignment	Annual cash incentive tied to achievement of short-term performance metrics aligned with the Company's strategy
			Reward Current Performance	Payout ranges from 0% to 200% of target
			Attract and Retain	
Long-Term Equity Incentive	**Performance Shares** **55%** NEO average target grant value		Shareholder Alignment	Cliff vest at end of a three-year period at 0% to 200% of award value based on TSR performance against the Russell 2000 Index
			Drive Future Performance	No voting rights and not eligible to receive dividends (if any) until vesting
			Attract and Retain	
	Restricted Stock **45%** NEO average target grant value		Shareholder Alignment	Vests ratably over a three-year period
			Drive Future Performance	Has voting rights and is eligible to receive dividends (if any) from date of grant
			Attract and Retain	
Other	**Health, Welfare and Retirement Programs**		Attract and Retain	Executives participate in the same benefit programs as other employees, including: • Employee Stock Ownership Plan, through which approximately 3% of our Company is owned by our employees, aligning our collective interests • Qualified 401(k) Plan
	Severance Benefits		Shareholder Alignment	Standardized benefits in the event of termination without cause by the Company or for good reason by the executive
			Attract and Retain	
	Change-in-Control Benefits		Shareholder Alignment	Standardized "double trigger" severance benefits for executive officers in the event of termination following a change in control
			Attract and Retain	
	Other Benefits			No perquisites offered, other than those generally provided to all employees

As discussed in further detail below, one of our compensation program principles states that a majority of an executive's total compensation should be performance-based and "at risk," or dependent upon the Company's and the individual's performance. As shown below, for fiscal 2025, our CEO had 83.5% of his target pay "at risk," and our other NEOs had on average 67.4% of their target pay "at risk."



Pay for Performance Alignment

The following charts illustrate the relationship between our Company performance and CEO pay.





As discussed in more detail under "Executive Compensation Program—Annual Incentive Program," our Annual Incentive Program ("AIP") allows our NEOs, as well as almost all other Company employees, to receive a cash incentive payment based upon achievement of pre-established financial and individual goals. Based on our fiscal 2025 results, the Company achieved approximately 101% of our annual EBITDA goal and achieved approximately 94% of our annual Operating Cash Flow goal.

As discussed in more detail under "Executive Compensation Program—Long-Term Equity Incentives," our NEOs, as well as other Company employees, are eligible to receive equity awards under our Long-Term Incentive Program ("LTIP") that include performance shares, which vest based upon the Company's financial performance against pre-established goals. For our fiscal 2023 awards (having an April 1, 2022 to March 31, 2025 performance period), our NEOs at the time received performance shares that vested based on the Company's total shareholder return ("TSR") compared to the TSRs of the Russell 2000 Index's members. When measured as prescribed in our performance share awards, **the Company achieved a TSR of 151.5% for this performance period, which ranked 94th among the members of the Russell 2000 Index, or the 95th percentile, the highest relative performance our awards have ever achieved. This performance vested these performance shares at 200% of target**, the maximum allowable under our LTIP. This result is consistent with our emphasis on long-term shareholder value creation and the achievement of benchmarked performance goals, which are described in more detail throughout this CD&A. The chart below illustrates the actual relative TSR performance for the fiscal 2023 performance share awards, as well as the projected relative TSR performance for the fiscal 2024 and 2025 performance share awards, all compared to the Russell 2000 Index's members at March 31, 2025.



OUTSTANDING PERFORMANCE SHARE AWARDS TRACKER

Executive Compensation Program Changes for Fiscal 2025

The Compensation Committee is committed to continuously evaluating our executive compensation program, with a focus on the best interests of our shareholders and the Company and sound compensation practices, consistent with our compensation program purpose and objectives. The Compensation Committee evaluated all elements of our compensation program for fiscal 2025, in consultation with management and its independent compensation consultant. As a result of this evaluation, the Compensation Committee approved incremental updates to certain elements of the AIP and the LTIP. Additionally in late fiscal 2025, the Compensation Committee engaged WTW as its independent compensation consultant, transitioning from its prior independent compensation consultant relationship.

Annual Incentive Plan Changes

Metric Target Setting Process. The Compensation Committee approved a return to annual target setting for our AIP performance metrics. Our AIP had used a more-frequent-than annual target setting process for performance metrics since the beginning of the COVID-19 pandemic in fiscal 2021, as it provided an artful solution to target setting challenges that existed in the face of pandemic-related business disruptions, heightened macroeconomic uncertainty, and changes in our business resulting from significant acquisitions. At the outset of fiscal 2025, the Compensation Committee, with the support of its independent compensation consultants and management, believed returning to an annual target setting approach for fiscal 2025 was appropriate.

Payout Matrix Update. The Compensation Committee approved a ratable narrowing of the AIP's payout matrix for the EBITDA and Operating Cash Flow ("OCF") financial metrics to better reflect the Company's size and performance. Consistent with our compensation philosophy, the Compensation Committee continued to evaluate our threshold performance levels to ensure an appropriate level of rigor for minimum payout is maintained, and that maximum performance remains a realistic probability to motivate overperformance for shareholders' benefit.

Long-Term Incentive Program Changes

Performance Share Vesting Matrix. The Compensation Committee approved modifying the vesting matrix for performance shares to increase the level of performance required for a target (or 100%) payout. Performance shares beginning with fiscal 2025 awards will now achieve a target payout if the Company achieves a relative TSR ranking at the 51st percentile among the Russell 2000 Index members. While this increase in the target performance standard is modest, the Compensation Committee believed it was more consistent with our compensation philosophy to require greater than median relative performance for a target payout to be achieved.

Executive Compensation Practices

In support of our compensation program objectives, the Compensation Committee maintains a thoughtful approach to our executive compensation program design and governance practices. The below table summarizes these practices.

What We Do	What We Don't Do
✓ Promote a strong pay for performance plan design	✗ No hedging, pledging, or short sales of stock permitted
✓ Regularly benchmark executive compensation against peers of comparable size, complexity, and industry	✗ No change in control excise tax gross ups
✓ Maintain meaningful stock ownership guidelines for our directors and executive officers	✗ No option repricing without shareholder approval
✓ Have double trigger requirements on cash payments following a change in control	✗ No perquisites offered, other than those generally provided to all employees
✓ Conduct an annual compensation risk review	✗ No dividends paid and no voting rights on unvested performance-based equity awards
✓ Provide reasonable and standardized benefits upon severance or change in control	✗ No duplication of metrics in annual and long-term incentive plans
✓ Engage an independent compensation consultant	✗ No supplemental executive retirement plans
✓ Maintain an incentive compensation clawback policy	

The Compensation Decision Making Process

How Compensation Decisions Are Made for Our NEOs

August – February

Independent compensation consultant and management advise Compensation Committee regarding compensation program principles and elements

Compensation Committee approves compensation program principles and elements

March – May

Compensation Committee and the Board evaluate CEO performance, and CEO evaluates other NEOs' performance

Independent compensation consultant advises Compensation Committee regarding NEO compensation levels relative to market benchmarks

May

Compensation Committee approves NEO total target compensation and establishes incentive plan elements

Roles and Responsibilities

Compensation Committee	CEO and Management	Independent Compensation Consultant
• Oversees the Company's compensation and benefit programs, including the AIP and LTIP • Administers the executive compensation program • Evaluates NEO performance and sets target compensation levels for all NEOs • Approves incentive plan performance metrics and targets • Oversees the assessment of compensation program risks • Oversees management's leadership development and succession planning programs • Engages the independent compensation consultant • Oversees stock ownership guidelines and clawback policy • Recommends changes in director compensation for Board approval • Composed entirely of independent, non-employee directors, per NYSE requirements	• CEO evaluates other NEO performance and makes recommendations to the Compensation Committee on compensation levels in light of performance and market benchmarks • Other members of the executive team, as appropriate, advise the Compensation Committee on compensation program elements, market practices, and compliance matters • No member of management participates in discussions concerning his or her compensation	• Engaged by, and reports to, the Compensation Committee • Assists and advises the Compensation Committee on aspects of compensation program objectives, principles, and design • Advises the Compensation Committee on selection of competitive market benchmarking data, including the Compensation Peer Group (as defined below) • Analyzes competitive market data in the context of the Company's compensation program and provides recommendations to the Compensation Committee • Provides compensation program risk assessment • Provides no services to the Company

Review of Executive Compensation Program Effectiveness

As shown above, the Compensation Committee annually conducts a comprehensive review of all components of our executive compensation program. This review is facilitated by management with the assistance of the independent compensation consultant and is influenced by feedback from our shareholders. The Compensation Committee continually evaluates whether our executive compensation program is aligned with and supports the Company's strategic objectives, and it considers evolving market practices in the general industry, external regulatory requirements, shareholder feedback, the competitive market for executives, and our compensation program objectives and principles. In conducting its review, the Compensation Committee assesses all information related to each executive officer's compensation, including base salary, target short-term and long-term incentives, and retirement, health and welfare benefits.

Market Competitiveness and External Benchmarking

The Compensation Committee regularly reviews relevant market compensation survey data to evaluate the market competitiveness of our executive compensation program. This specifically furthers our "Attract and Retain Key Leaders" compensation program objective and enables the achievement of our other objectives. The Compensation Committee uses survey data provided by its independent compensation consultant, which consists of compensation data for comparable executive positions within a group of peer companies (the "Compensation Peer Group"). The data also includes data from comparably sized companies within the broader market, as candidates for executive roles, as well as market opportunities for our current executives, are not limited to companies in our industry sectors.

The process for selecting the members of the Compensation Peer Group is shown below.

Initial Criteria	Financial Metric Filter	Final List Produced
• Industrial equipment, building products, and reliability products industry classifications • Publicly traded on a U.S. exchange • U.S.-based with international presence; diversified products • Similar executive leadership positions • Well-designed executive compensation program	• Revenues = 0.5x-3.0x of CSW • EBITDA = 0.5x-3.0x of CSW • Market Cap = 0.5x-3.0x of CSW • Enterprise Value = 0.5x-3.0x of CSW • Assets = 0.5x-3.0x of CSW • Comparable gross margin and operating margin profiles	Finalized Compensation Peer Group is shown below

The Compensation Peer Group used to evaluate executive compensation in fiscal 2025 was as follows:

AAON, Inc.	Helios Technologies, Inc.
Armstrong World Industries, Inc.	Innospec Inc.
Barnes Group Inc.	Kadant Inc.
Columbus McKinnon Corp.	Mueller Water Products, Inc.
EnPro Industries, Inc.	PGT Innovations, Inc.
ESCO Technologies Inc.	SPX Technologies, Inc.
Franklin Electric Co., Inc.	Standex International Corp.
Gibraltar Industries, Inc.	

Compared to fiscal 2024, only incremental updates were made to the Compensation Peer Group. One former peer company, Livent Corporation, was acquired in calendar 2024 and removed from the group. The Compensation Committee determined that no other changes to the Compensation Peer Group were necessary, as all other peers continued to satisfy the established filter criteria and there remained a sufficient number of peers for statistical purposes.

All compensation elements for our NEOs are generally set using the 50th percentile of benchmarked compensation data as a reference point. This includes base salaries, annual incentive opportunities, total target cash compensation, long-term incentive compensation, and total target compensation. This approach helps the Compensation Committee balance a performance-focused structure with the need to maintain market-competitive target and realized compensation. Actual benchmarked percentile rankings for our NEOs' target compensation levels varies and can be above or below the 50th percentile reference point for a variety of reasons, including individual performance, experience, succession potential, and scope of responsibilities.

Executive Compensation Program Risk Assessment

A critical part of the Compensation Committee's executive compensation program review is an evaluation of whether the program, both as a whole and its individual elements, is consistent with the Company's risk management objectives. If any program element is determined to be inconsistent with our objectives and principles, or if it is determined to encourage risks that are reasonably likely to have a material adverse effect on us, the elements are adjusted as necessary.

The Compensation Committee, in consultation with its independent compensation consultant, has concluded that no risks arising from our compensation policies and practices are reasonably likely to have a material adverse effect on the Company. In reaching this conclusion, the Compensation Committee noted that:

✓	**Compensation elements are balanced**	We provide a balanced mix of base salary, annual cash incentive compensation, and long-term equity incentives. This balanced mix provides the incentive to perform at high levels and maximize Company performance. At the same time, it does not encourage singular focus on compensation performance metrics to the detriment of other important business metrics or overlooking *how* goals are accomplished.
✓	**Performance metrics balance short-term and long-term goals**	Our incentive compensation metrics are balanced between short- and long-term business and financial objectives. The metrics for our short- and long-term plans do not overlap, which prevents executives from focusing on one goal at the expense of others. All the performance goals are aligned with shareholder interests.
✓	**Individual performance is emphasized**	We emphasize individual, non-financial performance metrics in determining individual compensation amounts. The Compensation Committee strongly believes this effectively encourages and rewards behaviors that are consistent with our business objectives and core values and discourages behaviors that are not.
✓	**Incentive programs have performance thresholds and are capped**	Both the AIP opportunity and performance shares have threshold payout levels and/or performance contingencies, which ensure that incentive compensation is reduced or eliminated if minimum performance levels are not achieved. They also have maximum payout levels, which helps avoid excessive total compensation and reduces the incentive to engage in unnecessarily risky behavior.
✓	**Compensation is benchmarked**	The Compensation Committee benchmarks compensation against both our Compensation Peer Group and the broader market to ensure our programs are performance-based, competitive, equitable, and generally consistent with industry and comparator company practices.
✓	**Executives have equity ownership guidelines**	Our officers have robust equity ownership guidelines, which encourage a long-term focus on sustainable performance and further align our officers' interests with those of our shareholders. Executives are prohibited from pledging stock and engaging in transactions designed to hedge against the value of the Company's stock.

Executive Compensation Program

Principles

The Compensation Committee has established the following principles to guide the achievement of our compensation objectives and the design and administration of specific programs for our NEOs.

Total Compensation Should be Primarily Performance-Based, With a Majority "At Risk"

A meaningful portion of our executives' total compensation should be performance-based (rather than fixed or merely variable), and at least a majority of total compensation should be "at risk" – in other words, variable dependent upon our stock price, our financial performance, or an executive's individual performance. This ensures a strong correlation between executive pay and Company and individual performance, and it helps achieve our first compensation program objective: "Align Long-Term Executive and Shareholder Interests." Additionally, the proportion of total compensation that is "at risk" versus fixed should increase in line with the scope and level of the executive's responsibilities.

The following table shows the percentage of each NEO's total target compensation was "at risk" under the program.

PERCENT OF FISCAL 2025 TARGET PAY "AT RISK"[1]



(1) Calculated by dividing (i) the sum of the annual incentive opportunity and target long-term incentive opportunity by (ii) total target compensation.

Incentive Compensation Should Balance Short-Term and Long-Term Performance

Executive compensation should be linked to building long-term shareholder value while remaining consistent with our business objectives. The Base Salary and Annual Incentive compensation elements emphasize short-term financial and individual performance, as well as the achievement of annually defined business and financial objectives. The Long-Term Equity Incentive compensation element emphasizes long-term financial performance and strategic plan execution by tying a meaningful portion of compensation to the performance of the Company's common stock.

Compensation Should be Market Competitive and Reflect Individual Performance

Achievement of our compensation objectives requires our compensation program, and the compensation elements within it, to be market competitive. If we are unable to attract and retain top executive talent within the markets in which we compete, we will hinder our ability to create long-term shareholder value. As discussed above, the Compensation Committee utilizes the Compensation Peer Group and relevant market compensation survey data, with the assistance of its independent compensation consultant, to ensure our compensation program is benchmarked and that each NEO's total target compensation is appropriately tailored for the leadership roles in which they serve.

At the same time, a critical aspect of our culture examines *how* the Company succeeds, which is reinforced through our *ACT. RISE.* core values. We seek to attract and retain executive leaders who exemplify our values in how they lead and accomplish business objectives. Compensation programs that are overly focused on market benchmarking, or incentive plans that are purely formulaic, are limited in their ability to account for qualitative performance assessments. This creates program risk and can work against the Company's and shareholders' long-term interests. Accordingly, the Compensation Committee retains an element of discretion to ensure an executive's realized compensation reflects individual, qualitative performance, consistent with our culture and values.

Performance-Based Compensation Metrics Should Be Objective, Clear, Challenging, and Achievable

In simple terms, the objective of any performance- or incentive-based program is to produce a desired result. Achievement of a desired result cannot be determined if the desired result is not objectively defined. Additionally, performance targets must be clear and uncomplicated so that a path to achievement can be developed and understood. As such, the Compensation Committee establishes our incentive plans with objective, clearly defined performance targets that are focused on performance metrics that our Board believes are most critical to the Company's success.

Aligning our incentive compensation programs with shareholder interests requires that NEOs be paid commensurate with performance, and performance targets must be challenging to create shareholder value. At the same time, performance targets must be realistically achievable to create the proper incentive and reward structure, or else a disincentive risk can emerge. The Compensation Committee balances these interests by setting performance targets at levels requiring significant effort and achievement by our NEOs, relative to Company circumstances and market

conditions, for a target-level payout to occur, within a structure that provides a meaningful incentive to drive overperformance.

Performance-Based Metrics Should be Externally Benchmarked

Measuring how the Company performs against internally developed targets is an important aspect of incentive compensation, as it sets expectations and motivates performance. However, internal performance metrics alone do not create a full picture of Company performance. As such, the performance-based elements of our executive compensation program should also evaluate the Company's performance relative to external benchmarks.

Since inception, the performance shares granted under our LTIP have used an external benchmark for measuring Company performance, and since 2017, that benchmark has been the Russell 2000 Index, of which the Company is a member. This shows, on a relative basis, how well we deliver results that directly create long-term shareholder value. Additionally, AIP performance metric targets are set in reference to how the Company is expected to perform both compared to the prior year and relative to forecasted market growth rates.

Base Salary

The Compensation Committee reviews and establishes NEO base salaries consistent with the process described above under "The Compensation Decision Making Process." For each NEO, the Compensation Committee considers our NEOs scope of responsibilities, experience, and individual performance and then balances these factors against competitive salary practices, including internal pay equity. The Compensation Committee does not assign any relative or specific weights to these factors. The base salaries established for fiscal 2025 are presented in the following table.

Named Executive Officer	Fiscal 2025 Annual Base Salary ($)	Fiscal 2024 Annual Base Salary ($)
Joseph B. Armes	850,000	800,000
James E. Perry	495,000	475,000
Donal J. Sullivan	475,000	475,000
Luke E. Alverson	423,000	412,000
Jeff A. Underwood	385,000	*

*   Mr. Underwood was not a NEO in fiscal 2024, and as such fiscal 2024 information is not provided.

The Compensation Committee's fiscal 2025 compensation evaluation adjusted NEO base salaries as it determined appropriate, making adjustments based on market proximity and the executive team's strong performance, consistent with our compensation objectives.

Mr. Armes' base salary and other compensation components in fiscal 2025 are discussed below in further detail under "Chief Executive Officer Compensation in Fiscal 2025."

Annual Incentive Program

Our AIP exists to provide employees with a short-term, performance-based cash incentive that promotes the achievement of our annual operating budget and the financial metrics that we believe most strongly correlate to long-term shareholder value creation. This incentive most directly supports our "Align Long-Term Executive and Shareholder Interests" and "Reward Current Performance" compensation objectives.

AIP Target Opportunities

The Compensation Committee establishes an AIP target opportunity for each NEO consistent with the process described above under "The Compensation Decision Making Process." The Compensation Committee also approves the AIP's financial performance metrics at that same time.

Our NEO's AIP target opportunities are expressed as a percentage of base salary. AIP target opportunities established for fiscal 2025 are presented in the following table.

Named Executive Officer	Fiscal 2025 AIP Target ($)	Fiscal 2025 AIP Target % of Base Salary	Fiscal 2024 AIP Target % of Base Salary
Joseph B. Armes	1,105,000	130%	130%
James E. Perry	371,250	75%	75%
Donal J. Sullivan	356,250	75%	75%
Luke E. Alverson	232,650	55%	55%
Jeff A. Underwood	211,750	55%	*

*   Mr. Underwood was not a NEO in fiscal 2024, and as such fiscal 2024 information is not provided.

The Compensation Committee did not make any changes to AIP target percentages for fiscal 2025. The Compensation Committee determined that, as adjusted for the market-driven base salary increases for fiscal 2025 discussed above, the AIP targets and resulting total target cash compensation for each NEO were within acceptable proximity to market benchmarks and provided incentives consistent with our objectives.

AIP Performance Metrics

The Compensation Committee, working with management and the Compensation Committee's independent compensation consultant, evaluates and approves the Company's AIP performance metrics for each fiscal year when AIP target opportunities are established. The Compensation Committee weights performance metrics for each NEO—including business unit leaders—in proportions that ensure performance metrics are heavily weighted toward the Company's consolidated performance. We believe it is important that all NEOs are primarily focused on setting the strategic direction of the Company (rather than only at the business unit level) and achieving overall Company results.

The Compensation Committee also believes that AIP payouts should reflect individual, non-financial performance metrics. This serves to mitigate the risks that objective factors can have on incentive pay when overused. Importantly, non-formulaic metrics provide the Compensation Committee with discretion to adjust compensation upward or downward based on *how* an executive accomplished objectives and goals, thereby rewarding behaviors that are consistent with our business objectives and ***ACT. RISE.*** core values.

The Company's fiscal 2025 AIP performance metrics are set forth below and were unchanged from fiscal 2024. The Compensation Committee selected these performance metrics, with input from management and NFP, because they support the key strategies that we believe drive sustainable and profitable Company growth and create shareholder value.



CORPORATE EXECUTIVE AIP METRICS

25% Individual Performance
60% Consolidated EBITDA
15% Consolidated Operating Cash Flow

OPERATING EXECUTIVE AIP METRICS

35% Consolidated EBITDA
20% Business Unit EBITDA
25% Individual Performance
10% Consolidated Operating Cash Flow
10% Business Unit Operating Cash Flow

Consolidated EBITDA	Consolidated Operating Cash Flow	Business Unit EBITDA	Business Unit Operating Cash Flow	Individual Performance
Why we use it: Measures and supports both our revenue and profitability growth objectives, aligning our interests with the interests of our shareholders	**Why we use it:** Measures and supports our strategic objectives of managing working capital efficiently and delivering strong cash flow from operations to fund growth and returns to shareholders	**Why we use it:** Measures and supports both our revenue and profitability growth objectives at the segment/operating company level, which are in direct control of the executive	**Why we use it:** Measures and supports our strategic objectives of managing working capital efficiently and delivering strong cash flow from operations to fund growth and returns to shareholders	**Why we use it:** Emphasizes individual performance and qualitative achievement of goals to promote and reward behaviors consistent with our business objectives and core values
How we measure it: U.S. GAAP net income, plus interest, taxes, depreciation, and amortization	**How we measure it:** U.S. GAAP (net cash provided by operating activity)	**How we measure it:** U.S. GAAP net income, plus interest, taxes, depreciation, and amortization	**How we measure it:** U.S. GAAP (net cash provided by operating activity)	**How we measure it:** Board and CEO assessment of individual performance against predetermined goals and objectives
Payout range: 0%—200%	**Payout range:** 0%—200%	**Payout range:** 0%—200%	**Payout range:** 0%—200%	**Payout range:** 0%—200%

AIP Performance Calculation and Payout

When the Compensation Committee approves AIP performance metrics for the year, it also establishes a payout matrix for the AIP, which determines the percentage of AIP target that is paid for performance achieved. Achievement of financial-based performance metrics is objective and calculated as appropriate. Payout percentages for each NEO's qualitative individual performance metric are determined by the Compensation Committee based on individual performance assessments, as discussed previously.

Fiscal 2025 AIP Payout Matrix and Performance Measurement

Payout Matrix. The fiscal 2025 payout matrix established for all AIP metrics was 0% to 200% of the target award opportunity, which was unchanged from fiscal 2024. The actual AIP payout percentage is calculated by comparing actual financial metric performance against the established targets. Payouts for each of the financial metrics are calculated on a straight-line basis between the applicable performance levels ("threshold," "target," and "maximum").

Target Setting. In fiscal 2025, the Compensation Committee approved the setting of annual targets for both our EBITDA and Operating Cash Flow ("OCF") financial metrics. From fiscal 2021 through fiscal 2024, the Compensation Committee had established AIP financial metric targets on a less-than-annual basis but determined a return to setting annual targets for the AIP's financial metrics was appropriate in fiscal 2025. Fiscal 2025 performance metric targets were established in May 2024 (the first quarter of our fiscal year).

Financial Performance Adjustments. For all financial metrics, the Compensation Committee may exercise its judgment, within parameters it establishes at the beginning of the year, about whether to exclude the effect of certain developments in measuring performance. These developments may include unanticipated changes in accounting principles or extraordinary, unusual, or unplanned events, such as the effects of restructurings, impairments, reorganizations, acquisitions, dispositions, or other strategic initiatives.

Any adjustments approved by the Compensation Committee in measuring financial metric performance are fully disclosed below. Concerning acquisitions in particular, the Compensation Committee has consistently applied a policy to exclude the impact of acquisitions consummated during a performance period on AIP financial metrics, ensuring AIP payouts never benefit from acquired, unbudgeted EBITDA and cash flow impacts.

Performance Measurement and Payout. The following graphics show the fiscal 2025 AIP's performance metrics, targets, payout matrixes, performance results, and percentage payouts.



In fiscal 2025, the Company delivered $219.8 million of measured EBITDA, a record performance and 10.8% increase over fiscal 2024. The EBITDA target for fiscal 2025 was a 9.6% increase over the AIP's fiscal 2024 actual results. Consistent with our objectives and historical approach to acquisitions, the fiscal 2025 measured performance excluded all EBITDA impacts from acquisitions, as well as all associated one-time transactional expenses. For fiscal 2025, the net EBITDA adjustments reduced the AIP's measured EBITDA by $8.1 million compared to reported EBITDA.

CONSOLIDATED OPERATING CASH FLOW


Threshold (50% Payout)
Target (100% Payout)
Maximum (200% Payout)
Percentage Payout
$167.3 million (94.1% of Target)
FY2025
85%
$142.2 million (80% of Target)
$177.8 million (100% of Target)
$213.4 million (120% of Target)

In fiscal 2025, the Company delivered $167.3 million of measured OCF, a record performance and 0.9% increase over fiscal 2024. The OCF target for fiscal 2025 was a 7.2% increase over the AIP's fiscal 2024 actual results. The fiscal 2025 measured performance excluded all operating cash impacts from acquisitions, as well as all cash used (net of tax benefit) to fund associated one-time transactional expenses. Fiscal 2025 measured performance also excluded the favorable cash flow impact resulting from interest income (net of tax expense) generated on proceeds from our follow-on equity offering that was completed in September 2024. Additionally, measured performance excluded the cash flow impact of strategic increases to inventory levels during the back half of the fiscal year in anticipation of potential port strikes and tariffs. For fiscal 2025, the net OCF adjustments reduced the AIP's measured OCF by $1.1 million compared to reported operating cash flow.

CONTRACTOR SOLUTIONS EBITDA


Threshold (50% Payout)
Target (100% Payout)
Maximum (200% Payout)
Percentage Payout
$196.2 million (103.6% of Target)
FY2025
124%
$160.9 million (85% of Target)
$189.3 million (100% of Target)
$217.7 million (115% of Target)

In fiscal 2025, the Company's Contractor Solutions segment delivered $196.2 million of measured EBITDA, a record performance and 12.5% increase over the AIP's fiscal 2024 results. These results are used in calculating Mr. Underwood's Business Unit EBITDA metric payout percentage. Contractor Solutions' EBITDA target for fiscal 2025 was an 8.5% increase over the AIP's fiscal 2024 actual results. As with the consolidated results, this measured performance excluded all EBITDA impacts from businesses acquired during a performance period, as well as all one-time transactional expenses associated with the acquisitions. For fiscal 2025, the net business unit EBITDA adjustments reduced the AIP's measured business unit EBITDA by $9.2 million compared to reported business unit EBITDA.



CONTRACTOR SOLUTIONS OPERATING CASH FLOW

	Threshold (50% Payout)	Target (100% Payout)	Maximum (200% Payout)	Percentage Payout
FY2025	(97.0% of Target)			**92%**

These results are used in calculating Mr. Underwood's Business Unit OCF metric payout percentage. The Company has chosen not to disclose the Threshold, Target, Maximum and Measured Performance data for Contractor Solutions' OCF metric, as this metric corresponds to financial data that is not publicly disclosed and is used primarily to assess compensation. The Company believes that disclosing such information would cause competitive harm to the Company without adding meaningfully to the understanding of its business.

The Compensation Committee believes that all performance targets for all financial metrics used in our AIP are set at definitive, challenging, and objective levels that require significant effort and achievement by our NEOs for a target payout to occur. Despite the inherent challenges of establishing performance targets in fiscal 2025 due to continued uncertainty in overall business conditions, particularly in light of the inflationary environment, volatility in actual and forecasted freight costs, and anticipated tariffs, the Compensation Committee believes the AIP target-setting approach used in fiscal 2025 ensured these intentions were met.

While AIP results for any given year will vary, the Compensation Committee believes that appropriate performance target setting, when combined with strong Company and individual NEO performance, should result in AIP financial metric payouts that average close to target levels over a five-year period. For additional context, the following table summarizes the Company's actual financial metric payout percentages under the AIP over the last five years.

AIP Financial Metric Payout (as % of Target Award)



Individual Performance

In determining individual performance payouts for our NEOs, the Compensation Committee considered pre-established individual performance goals and objectives for each NEO, which addressed the following topics:

- Achievement of the Company's and business units' performance against key financial metrics, as applicable;

- Execution of identified key growth initiatives and development of strategic growth capabilities, including successful execution of acquisitions and integration of acquired businesses;

- Improvement in human capital management metrics, including talent development and employee retention;

- Achievement of operational excellence and sustainability initiatives;

- Successful management and mitigation of enterprise risks; and

- Improvement in performance against key environmental, health, and safety metrics.

Additionally, the Compensation Committee considered the leadership acumen demonstrated by each NEO in addressing the unique challenges of fiscal 2025, and how each NEO performed and delivered results in a manner consistent with our **ACT. RISE**. core values: ***Accountability, Citizenship, Teamwork, Respect, Integrity, Stewardship, and Excellence***.

The payout percentages for the 25%-weighted individual performance metric for each NEO is set forth in the final AIP payments table below. The total AIP award earned by each NEO for fiscal 2025 is reported in the "Summary Compensation Table" under the "Non-Equity Incentive Plan Compensation" column.

	Target AIP Award	Consolidated EBITDA	Consolidated Operating Cash Flow	Business Unit EBITDA	Business Unit Operating Cash Flow	Individual Performance	FY2025 AIP Award
Joseph B. Armes		$711,399	$141,385			$295,000	**$1,147,784**
	$1,105,000	(107% Payout)	(85% Payout)	—	—	(107% Payout)	**(104% Payout)**
James E. Perry		$239,011	$47,501			$105,000	**$391,512**
	$ 371,250	(107% Payout)	(85% Payout)	—	—	(113% Payout)	**(106% Payout)**
Donal J. Sullivan		$229,354	$45,582			$100,000	**$374,936**
	$ 356,250	(107% Payout)	(85% Payout)	—	—	(112% Payout)	**(105% Payout)**
Luke E. Alverson		$149,780	$29,768			$65,000	**$244,548**
	$ 232,650	(107% Payout)	(85% Payout)	—	—	(112% Payout)	**(105% Payout)**
Jeff A. Underwood		$79,523	$18,062	$52,641	$19,566	$75,000	**$244,792**
	$ 211,750	(107% Payout)	(85% Payout)	(124% Payout)	(92% Payout)	(142% Payout)	**(116% Payout)**

Long-Term Equity Incentives

Our LTIP exists to provide senior leaders a long-term, performance-based incentive that promotes building long-term shareholder value. These incentives most directly support our "Align Long-Term Executive and Shareholder Interests" and "Drive Future Performance" compensation objectives. LTIP awards take the form of Company equity, as the Compensation Committee believes that this is the best available vehicle to encourage performance with a view toward building long-term shareholder value.

LTIP Award Structure

Our LTIP consists of two components: **performance shares** and **restricted stock**, as shown below.

Performance Shares

- Emphasizes shareholder alignment, driving future performance, and attract and retain objectives
- Cliff vests at the end of a three-year performance period
- Vesting scale of 0% to 200% of award value (limited to 100% if TSR is negative)
- Relative TSR performance metric (members of the Russell 2000 Index)
- No voting rights and not eligible to receive dividends until vesting
- Forfeited if employment ends before vesting, with limited exceptions



55% NEO Average

45% NEO Average

Restricted Stock

- Emphasizes shareholder alignment, driving future performance, and attract and retain objectives
- Vests ratably over a three-year period
- Forfeited if employment ends before vesting, with limited exceptions
- Has voting rights and is eligible to receive dividends from date of grant

In fiscal 2025, all NEOs received their long-term incentive awards in these forms. The Compensation Committee believes these equity award forms and the target weighting appropriately balances ensuring executives have meaningful, long-term equity ownership, promoting stock price-based and financial-based achievements, and aligning the interests of the NEOs with the Company's risk profile and the interests of our shareholders.

LTIP Target Opportunities

Target Opportunities. The Compensation Committee establishes a target opportunity for each NEO under the Company's LTIP consistent with the process described above under "The Compensation Decision Making Process." Our NEOs LTIP target opportunities are expressed as a percentage of base salary. The LTIP target opportunities established for fiscal 2025 are set forth in the table below.

Named Executive Officer	2025 LTIP Target ($)	2025 LTIP Target as % of Base Salary	LTIP Award Format	2024 LTIP Target as % of Base Salary
Joseph B. Armes	3,187,500	375%	60% PS /40% RS	375%
James E. Perry	866,250	175%	50% PS /50% RS	175%
Donal J. Sullivan	831,250	175%	50% PS /50% RS	175%
Luke E. Alverson	507,600	120%	50% PS /50% RS	115%
Jeff A. Underwood	442,750	115%	50% PS /50% RS	*

*   Mr. Underwood was not a NEO in fiscal 2024, and as such fiscal 2024 information is not provided.

In reviewing the NEO's LTIP target opportunities for fiscal 2025, the Compensation Committee largely maintained existing LTIP target percentages, determining that LTIP targets for NEOs were within acceptable proximity to market benchmarks and provided performance-based compensation and "at risk" pay consistent with our objectives. Additionally, the Compensation Committee desired to continue increasing Mr. Armes performance-based compensation, informed by our compensation philosophy and evolving market practices. As such, while Mr. Armes' LTIP target percentage did not change, his performance share award allocation was increased to 60%, and his restricted stock award allocation was reduced to 40%, of total LTIP.

Burn Rates and Dilution. The Compensation Committee also evaluates the impact of LTIP target opportunities and actual awards on "burn rates," which measures the annual dilutive effect on our common stock resulting from shares awarded under our LTIP or otherwise. Generally, the Compensation Committee targets a Company-wide unadjusted "burn rate" of 1.0% or less for all annual grants of equity awards to all participants. Our equity granting practices have stayed well below this target every year since the Company's inception, and the fiscal 2025 LTIP target opportunities established by the Compensation Committee ensured this practice continued.

Equity Grant Timing and Valuation. The Compensation Committee grants equity awards to NEOs at two points during the year: performance shares are granted in the first quarter of our fiscal year, and restricted stock is granted on or about October 1 (the middle of our fiscal year). The Compensation Committee does not grant equity awards to NEOs or other LTIP participants in anticipation of the release of material nonpublic information. Additionally, the Company does not time the release of material nonpublic information based on the grant date of equity awards.

Restricted Stock Awards

Award Design. Restricted stock awards in fiscal 2025 maintained all of the design characteristics of the prior year and were otherwise unchanged. The awards vest ratably over a three-year period, delivering a meaningful long-term incentive that balances risk and potential reward. These awards help executives build ownership in the Company, aligning their interests with shareholders, and serve as an effective retention tool, encouraging our executive officers to remain with the Company and perform at high levels. Restricted stock awards are variable compensation, and the Compensation Committee considers them to be "at risk"—no compensation is realized when awards are made, the awards are subject to forfeiture based on employment status, and their future value to the executive is directly determined by the Company's stock price.

The material terms and conditions of these equity awards are determined under the provisions of our existing equity compensation plan, which is available on the Company's website at **www.cswindustrials.com** under "Investors — Financial Reports and Filings."

The grant date fair value of the performance share and restricted stock awards granted to the NEOs during fiscal 2025, calculated in accordance with U.S. GAAP pursuant to Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 718, "Compensation—Stock Compensation," are shown in the "Summary Compensation Table" under the "Stock Awards" column and the accompanying footnotes. The actual award values of the equity awards at grant differ from the "grant date fair value" disclosed in the Summary Compensation Table due to the required accounting methodology, as discussed in footnote 2. Additional information on the awards granted in fiscal 2025 is shown in the "2025 Grants of Plan-Based Awards" table.

Valuation and Other Terms. For the fiscal 2025 restricted stock awards, the reported value shown in the "Summary Compensation Table" was computed based on the "grant date fair value," or the price of our common stock on the date of grant multiplied by the number of shares granted. The number of shares granted were computed by dividing target grant values by the volume weighted average trading price of our common stock in the last 20 trading days of August 2024, a methodology we have used since 2016.

Subject to limited exceptions, restricted stock awards are only earned if the individual continues to be employed by the Company through the vesting date. Unvested restricted stock has voting rights and earns dividends, if any, on the same basis as the Company's outstanding unrestricted common stock.

Performance Share Awards

Award Design and Performance Metric. Performance share awards in fiscal 2025 maintained all of the design characteristics of the prior year and were otherwise unchanged. The awards cliff vest at the end of a three-year performance period, and they have one performance metric—TSR relative to the members of the FTSE Russell 2000 Index. The Compensation Committee believes using TSR as the sole performance metric supports the Company's strategic objective of emphasizing growth in excess of market levels and unquestionably aligns our executives' interests with those of our shareholders. The Compensation Committee believes the use of the Russell 2000 Index for TSR benchmarking is highly relevant, as the Company is a member of the index and competes with other index members for investor capital. Additionally, comparison to a broad index, rather than individually selected companies, better suits the highly diversified nature of the Company's business and, as a fully objective standard, mitigates risk in the program.

Vesting Matrix. The Compensation Committee establishes a vesting matrix for performance shares when they are granted. This vesting matrix calculates the number of performance shares that vest relative to the number of shares originally granted. Like the AIP, this vesting matrix has an established upper limit and a minimum below which no shares will vest. For fiscal 2025, the vesting matrix established was 0% to 200% of the award value, unchanged from fiscal 2024. The vesting percentage is calculated using the Company's TSR percentile ranking among the Russell 2000 Index members, and then multiplying the number of performance shares granted by the applicable interpolated vesting percentage, as set forth below:

PERFORMANCE SHARE VESTING MATRIX


200
150
100
50
0
% Payout Score
Maximum if TSR is negative
30%
51%
70%
80%
100%
Relative TSR Percentile Ranking

As noted, the established vesting matrix features a limit on the number of shares that will vest if the Company's TSR is negative for the performance period. If that occurs, the maximum amount of performance shares that can vest is 100%, even if the Company's TSR performs above the 51st percentile of the Russell 2000 Index.

Valuation and Other Terms. For the fiscal 2025 performance share awards, the reported value shown in the "Summary Compensation Table" was computed based on the probable outcome of the performance conditions based on a Monte Carlo simulation and the grant date estimate of compensation cost to be recognized over the performance period, which was 143.0% of target, or $331.56 per share. This "grant date fair value" (i.e., 143.0% of the target amount) is reported in the "Summary Compensation Table" for the NEOs' performance share awards. This reported amount is higher than the actual granted award value (i.e., 100% of the target amount) due to the accounting methodology for calculating this amount, as discussed in footnote 2 to the table.

The number of performance shares granted were computed by dividing target grant values by the volume weighted average trading price of our common stock in the last 20 trading days of March 2024, a methodology we have used since 2016. Performance shares are subject to forfeiture if the executive's employment is terminated by the Company for cause or by the executive without good reason before the end of the three-year performance period. Until vesting, holders of performance shares do not have voting rights. They also do not receive dividends but are entitled to receive accrued dividend equivalents that vest, if at all, at the same percentage as the underlying award.

Additional Executive Compensation Information

Anti-Hedging and Anti-Pledging

Under the Company's Insider Trading Policy, which is available on our website at **www.cswindustrials.com** under "Investors — Corporate Governance," directors, executives and other employees are prohibited from pledging stock, holding Company securities in a margin account, and engaging in transactions (such as trading in options, short sales, and sales "against the box") designed to hedge against the value of the Company's common stock.

Stock Ownership Guidelines

Our executive compensation program provides guidelines for executive ownership of Company common stock, expressed as a multiple of annual base salary. The Compensation Committee believes these guidelines encourage the alignment of executive and shareholder interests and promote the Company's objective of building long-term shareholder value by requiring executives to build and maintain a meaningful stake in the Company.

The stock ownership guidelines are designed to encourage stock ownership at levels high enough to indicate management's commitment to the Company and share value appreciation, while satisfying an individual executive's prudent needs for investment diversification. The stock ownership guidelines are set by the Compensation Committee using competitive benchmarking data, and the guidelines are reviewed each year and updated as necessary. There were no changes to the stock ownership guidelines during fiscal 2025.

The Company's current stock ownership guidelines for the NEOs and the number of shares needed to satisfy the guidelines are shown below.

Named Executive Officer	Ownership Guideline	Ownership Guideline at 3/31/2025 (# of Shares)[1]	Current Ownership (# of Shares and Multiple of Salary)[1]	
Joseph B. Armes	6 x Annual Base Salary	17,495	70,668	24.2x
James E. Perry	3 x Annual Base Salary	5,094	27,210	16.0x
Donal J. Sullivan	3 x Annual Base Salary	4,888	30,792	18.9x
Luke E. Alverson	3 x Annual Base Salary	4,353	17,075	11.8x
Jeff A. Underwood	3 x Annual Base Salary	3,962	6,415	4.9x

(1)   *Based on a price per share of $291.52, the closing price of the Company's stock on March 31, 2025.*

Executives are expected to meet the stock ownership guidelines within five years from the date the guidelines are first applicable. Recognizing the time required to achieve the ownership guidelines, our guidelines contain an interim retention requirement. Specifically, executives who do not yet meet the applicable ownership requirement must retain at least 75% of the vested common stock they receive from equity awards granted from the time the ownership guidelines become applicable, net of any shares used or sold to pay applicable tax withholding. For fiscal 2025, all NEOs satisfied their ownership guideline or retention requirement.

The Compensation Committee periodically reviews the stock ownership guidelines and no less than annually monitors the executives' progress toward meeting their target ownership levels. Shares held directly by an executive count toward satisfying the requirements, as do unvested restricted stock awards, but unvested equity awards with performance-based vesting conditions do not.

Recoupment of Incentive Compensation Policy

The Company maintains a NYSE-compliant Dodd-Frank Recoupment of Incentive Compensation Policy (the "Recoupment Policy"), which reinforces our commitment to our business objectives and core values. Under the Recoupment Policy, the Compensation Committee can "claw back" from an executive certain incentive compensation paid in the past three years if the Company is required to restate its financial statements. If a restatement occurs, the Compensation Committee will require any current or relevant former executive to reimburse the Company when the amount of compensation received was greater than the amount the Compensation Committee believes was actually earned based on the restated financial results. The Recoupment Policy does not require any finding of fault or malfeasance on the part of an executive to support the Company's demand for recoupment.

Legacy Pension Plans

In connection with our spin-off from Capital Southwest Corporation in September 2015 (the "Spin-Off"), the Company assumed administrative responsibility and liability for certain legacy pension plans and the associated benefits payable to participating employees. On January 1, 2015, the legacy pension plans were closed to new participants. At the Spin-Off, the Company froze the legacy pension plans, and future benefits to plan participants ceased to accrue as of that date. Mr. Armes is the only NEO who accrued benefits under the legacy plans as part of his prior employment with Capital Southwest Corporation. In September 2019, the Company terminated the legacy pension plans.

The legacy pension plans included a qualified defined benefit, non-contributory retirement plan, as well as a restoration plan that provided benefits to the plan participants in the qualified plan to fulfill the intent of the qualified plan without regard to limitations under the Internal Revenue Code of 1986, as amended (the "Code"). The retirement benefits payable under the legacy pension plans depended on the participant's years of service and their final average monthly compensation determined by averaging the five consecutive years of highest compensation prior to retirement. The amount of legacy pension plan benefits attributable to Mr. Armes as of March 31, 2025, and prior to the plan termination is shown in the "Pension Benefits" table below.

Other Benefits

As previously discussed, the Compensation Committee strives to make our executive compensation program primarily performance-based and, as such, does not provide perquisites for our executive officers other than benefits generally provided to all employees, such as profit sharing through the Company's 401(k) plan and ESOP. Our executive compensation program from time to time may provide limited other benefits that the Compensation Committee determines to be competitive with the level of benefits offered by the companies with which we compete for executive talent. Any such benefits would serve to meet our stated objective of attracting and retaining executive talent. In addition, some benefits may, in the Compensation Committee's view, be provided for the Company's benefit, notwithstanding any personal benefit an executive may derive. No such other benefits were provided in fiscal 2025.

Chief Executive Officer Compensation in Fiscal 2025

The Compensation Committee set our CEO's compensation in a manner consistent with our compensation philosophy and the general compensation objectives and principles discussed above. In the interest of providing shareholders with a better understanding of Mr. Armes' compensation for fiscal 2025, we are providing the following discussion and analysis.

Employment Agreement

On October 1, 2015, the Company entered into an employment agreement with Mr. Armes. The employment agreement provides that Mr. Armes will serve as Chief Executive Officer of the Company and that the Board will nominate Mr. Armes for election to the Board during the term of the agreement. The employment agreement had an initial term of two years, but the term automatically extends for additional one-year periods unless Mr. Armes' employment is terminated as provided in the employment agreement.

Base Salary and Incentive Opportunities

Base Salary

During fiscal 2025, Mr. Armes' base salary was increased by 6.3% to $850,000. As discussed previously, this increase was made to address proximity to competitive market benchmarks, consistent with our stated executive compensation objectives and principles and supported by Mr. Armes' performance.

AIP Target and Fiscal 2025 Award

During fiscal 2025, Mr. Armes' target AIP opportunity was maintained at 130% of base salary. After performance results for the fiscal year were confirmed, the Compensation Committee approved a total AIP payout of $1,147,784 or 104% of target, broken down as follows:

Metric	Amount ($)	Weight	Payout
Consolidated EBITDA	711,399	60%	107%
Consolidated Operating Cash Flow	141,385	15%	85%
Individual Performance	295,000	25%	107%

LTIP Target and Fiscal 2025 LTIP Awards

Annual LTIP Awards. During fiscal 2025, Mr. Armes' target LTIP opportunity was maintained at 375% of base salary. **As discussed above, the Compensation Committee adjusted Mr. Armes' LTIP award mix to be 60% performance shares and 40% restricted stock**. This award mix adjustment increased Mr. Armes' performance-based compensation as a percentage of total target compensation to 58.7%.

Accordingly, Mr. Armes received an award of 8,236 performance shares in May 2024 ($1,912,500 target award value), and an award of 4,089 shares of restricted stock in October 2024 ($1,275,000 target award value). Mr. Armes did not receive any special equity awards outside of the LTIP in fiscal 2025.

Benefits Upon Termination

Under Mr. Armes' employment agreement, if his employment is terminated due to death or disability, Mr. Armes will receive (1) his base salary and any unpaid benefits (including death benefits) through the date of termination; (2) the AIP cash payment related to the previous year, if the date of termination is after the end of a fiscal year but before the Company pays AIP cash incentives; and (3) a prorated AIP cash payment related to the then-current fiscal year, if the date of termination is before the end of a fiscal year. Additionally, all of Mr. Armes' unvested equity-based awards will immediately vest in full, except for performance-based awards, which will vest when and to the extent that the performance conditions have been satisfied. Any options he holds will remain exercisable for one year following the date of termination.

If Mr. Armes' employment is terminated by the Company without "cause" or by Mr. Armes for "good reason," Mr. Armes will receive (1) his base salary and any unpaid benefits through the date of termination; (2) a lump sum payment equal to two times the sum of (a) his then-current base salary or any higher base salary that was in effect during the 12 months prior to the date of termination, and (b) the greater of his annual AIP payment for the prior fiscal year or his target AIP incentive for the current year; (3) the AIP cash payment related to the previous year, if the date of termination is after the end of a fiscal year but before the Company pays AIP cash incentives; (4) a prorated AIP cash payment related to the then-current fiscal year, if the date of termination is before the end of a fiscal year; and (5) continued medical and dental insurance for him and his dependents for 24 months following the date of termination. Additionally, and with certain exceptions related to Mr. Armes' Special Equity Grant, all of Mr. Armes' unvested equity-based awards will immediately vest in full, except for performance-based awards, which will vest when and only to the extent that the performance conditions have been satisfied.

If Mr. Armes' employment is terminated by the Company for "cause" or by Mr. Armes without "good reason," Mr. Armes will receive only his base salary and any unpaid benefits through the date of termination.

Additionally, Mr. Armes participates in the Company's Executive Change in Control and Severance Benefit Plan (the "CIC and Severance Plan"). To the extent the provisions of the CIC and Severance Plan are more beneficial to Mr. Armes than the terms set forth in his employment agreement, such provisions would apply in the applicable termination scenario.

The employment agreement also provides that Mr. Armes will not engage in activities that are competitive with the Company's business or solicit any key employees of the Company to leave or accept employment with another company for 24 months following the date of termination.

Executive Change in Control and Severance Benefit Plan

The Company maintains the CIC and Severance Plan. This plan is publicly filed, and its features are described more fully under "Potential Payments upon Termination or Change-In-Control—CSW Industrials, Inc. Executive Change in Control and Severance Benefit Plan" below. The Compensation Committee believes that this plan benefits shareholders in providing consistency and transparency in severance benefits if an executive officer's employment is terminated, and also supports alignment between executive interests and shareholder interests should a transformative transaction arise that is in shareholders' best interests.

Review and Assessment of Compensation Under Termination Scenarios

The Compensation Committee regularly reviews each NEO's total compensation under several scenarios including a change-in-control of the Company, termination of employment by the Company, and resignation or retirement by the executive. Tally sheets setting forth all the listed scenarios are prepared by management and reviewed by the Compensation Committee with input from WTW. Based on its most recent review of the tally sheets, the Compensation Committee determined that the potential payments that would be provided to the NEOs were consistent with our executive compensation objectives and principles.

Executive Compensation Program Changes for Fiscal 2026

For the benefit of our shareholders, we summarize below certain changes and other matters that the Compensation Committee has approved regarding our fiscal 2026 executive compensation program. These and any other fiscal 2026 compensation program changes will be discussed in further detail in our proxy statement for the 2026 annual meeting of shareholders.

Annual Incentive Plan Changes

Metric Target Setting Process. In fiscal 2025 and as stated above, the Compensation Committee returned to annual target setting for our AIP performance metrics. This followed a period of four years during which we used a less-than-annual target setting process for AIP metrics, as we dealt with COVID-related uncertainty and disruptions, the integration of material acquisitions, and an unprecedented inflationary environment and significant volatility in actual and forecasted input costs, including freight. As we concluded fiscal 2025 and entered fiscal 2026, rapid changes in domestic and international trade policy and the threat and/or implementation of increased and retaliatory tariffs created significant macroeconomic turmoil and uncertainty regarding market demand, input costs, and freight. Due to this, forecasting annual performance targets for our AIP metrics became incredibly difficult, which magnified risks within the AIP program in a manner similar to what we experienced in the fiscal 2021-2024 time frame.

To address these risks, for fiscal 2026, the Compensation Committee, with the support of WTW and management, will return to a semi-annual target-setting process for our AIP metrics, the same as used during the fiscal 2022-2024 time frame. As was demonstrated during prior years, the semi-annual AIP target-setting process provides an artful solution to target setting challenges that exist in the face of unique market conditions and their associated challenges, which are again present in fiscal 2026. Utilizing more frequent than annual target setting intervals has a limiting effect on AIP payouts—it mitigates the risk of inflated payouts that can result from targets being set too conservatively in the face of significant uncertainty, and, due to having multiple measurement periods, it makes achieving "maximum" payout levels for the full year more difficult. Conversely, it provides the Compensation Committee and management with the ability to address rapidly changing market conditions, reducing the potential for out-of-cycle adjustments to established AIP metric targets.

The Compensation Committee will continue to adhere to our compensation objectives and principles in fiscal 2026, including ensuring that performance targets for all financial metrics used in our AIP are set at objective, challenging levels that require significant effort and achievement by our NEOs for a target payout to occur.

Payout Matrix Update. For fiscal 2026, the Compensation Committee has approved an expansion of the lower end of the payout matrix for the AIP's EBITDA and OCF financial metrics. As shown in the table below, the existing "threshold" (or 50% payout) will remain at 85% of target for the EBITDA metric and at 80% of target for the OCF metric; however, a new "lower threshold" (or 30% payout) will be added at 70% of target for the EBITDA metric and at 60% of target for the OCF metric. This change was made to better align the AIP's payout matrix with our custom peer group and broader market practices regarding short-term incentive programs.

EBITDA Payout Matrix				Operating Cash Flow Payout Matrix			
Lower Threshold (30% Payout)	Interim Threshold (50% Payout)	Target (100% Payout)	Maximum (200% Payout)	Lower Threshold (30% Payout)	Interim Threshold (50% Payout)	Target (100% Payout)	Maximum (200% Payout)
70% of Target	85% of Target	100% of Target	115% of Target	60% of Target	80% of Target	100% of Target	120% of Target

Consistent with the philosophy and approach used in prior years, the Compensation Committee will continue to evaluate performance levels for our AIP payout matrix to ensure an appropriate level of rigor is maintained, and that maximum performance remains a realistic probability to motivate overperformance for shareholders' benefit.

Summary Compensation Table

The following table sets forth compensation information for our NEOs—the individuals who served during fiscal 2025 as principal executive officer and principal financial officer of the Company, and the three other most highly compensated executive officers of the Company serving at the end of fiscal 2025.

Name and Principal Position	Year[1]	Salary ($)	Stock Awards ($)[2]	Non-Equity Incentive Plan Compensation ($)[3]	Change in Pension Value and Non-qualified Deferred Compensation Earnings ($)[4]	All Other Compensation ($)[5]	Total ($)
Joseph B. Armes Chairman, CEO and President	2025	850,000	4,221,414[6]	1,147,784	5,148	106,133	6,330,479
	2024	800,000	3,733,051	1,324,960	3,022	102,212	5,963,245
	2023	700,000	2,251,035	1,223,950	—	101,502	4,276,487
James E. Perry Executive VP, CFO	2025	495,000	1,125,065[7]	391,512	—	74,521	2,086,098
	2024	475,000	1,005,765	453,862	—	75,881	2,010,508
	2023	450,000	927,762	424,407	—	77,719	1,879,888
Donal J. Sullivan Executive VP, Chief Strategy Officer	2025	475,000	1,079,451[8]	374,936	—	70,992	2,000,379
	2024	475,000	1,005,765	466,510	—	71,709	2,018,984
	2023	450,000	1,086,290	451,491	—	76,705	2,064,486
Luke E. Alverson Senior VP, General Counsel and Secretary	2025	423,000	659,147[9]	244,548	—	76,820	1,403,515
	2024	412,000	573,257	280,191	—	77,010	1,342,458
	2023	375,000	436,848	243,891	—	78,308	1,134,047
Jeff A. Underwood Senior VP & GM, Contractor Solutions	2025	385,000	667,015[10]	244,792	—	76,561	1,373,368

(1) The Company's fiscal year begins April 1 and ends March 31.

(2) Represents the grant date fair value of long-term equity incentive awards under the Company's LTIP computed in accordance with FASB ASC 718 "Compensation—Stock Compensation," including the impact of forfeitures. The incentive awards are granted in the form of restricted stock, which generally vest ratably over a three-year period, and performance shares. The performance criteria for the performance share awards is based on the Company's TSR over a three-year period compared to the TSR of the Company's applicable benchmark group for the same period, as described in further detail under "Executive Compensation Program—Long-Term Equity Incentives—Performance Share Awards" above. The reported value of the performance unit awards is computed based on the probable outcome of the performance conditions based on a Monte Carlo simulation and the grant date estimate of compensation cost to be recognized over the performance period, which was 143.0% of target, or $311.56 per share. Payout for the performance share awards can range from 0% to a maximum of 200%. Assumptions used in the valuations are discussed in Note 5 to the Company's audited consolidated financial statements for the year ended March 31, 2025, in the Annual Report.

(3) The amounts in this column include an annual cash incentive bonus for fiscal 2025 under the Company's AIP that was earned in fiscal 2025 but paid in fiscal 2026.

(4) Reflects the annualized change in pension value under the restoration plan. There are no above-market or preferential earnings on compensation deferred under the restoration plan.

(5) The components of this column for fiscal 2025 are set forth in the table below, calculated at the aggregate incremental cost to the Company (all in U.S. dollars):

Name	Retirement Plan Contributions ($)[A]	ESOP Contributions ($)[B]	Insurance Premiums ($)[C]	Dividends Paid ($)[D]	Total ($)
Joseph B. Armes	31,050	20,700	14,079	40,304	106,133
James E. Perry	31,050	20,700	18,405	4,365	74,521
Donal J. Sullivan	31,050	20,700	14,551	4,691	70,992
Luke E. Alverson	31,050	20,700	22,832	2,238	76,820
Jeff A. Underwood	31,050	20,700	22,742	2,069	76,561

(A) Includes matching and discretionary Company contributions to the NEOs under the Company's 401(k) plan, which is generally available to all the Company's U.S. employees.

(B) Includes Company contributions to the Company's ESOP for fiscal 2025, which is generally available to all the Company's U.S. employees. These amounts were accrued in fiscal 2025 but contributed in fiscal 2026.

(C) Includes annual premiums for group term life insurance, the Company's portion of annual premiums for medical, dental and vision benefits and the Company's portion of disability premiums.

(D) Includes dividends paid on outstanding, unvested restricted stock awards, which are entitled to voting and dividend rights at grant.

(6) Includes annual grants of 4,089 shares of restricted stock ($1,490,686) and 8,236 shares of performance shares ($2,730,728) made under the Company's LTIP. Restricted stock award values were calculated using a price per share of $364.56, the closing market price of the Company's common stock as reported by Nasdaq on October 1, 2024, the date of grant. Performance unit award values were calculated using a fair value of $331.56 per share as determined by the Monte Carlo simulation. The maximum potential value of the performance shares at grant date, assuming the highest level of performance conditions, was $4,263,283.

(7) Includes annual grants of 1,389 shares of restricted stock ($506,374) and 1,866 shares of performance shares ($618,691) made under the Company's LTIP. Restricted stock award values were calculated using a price per share of $364.56, the closing market price of the Company's common stock as reported by Nasdaq on October 1, 2024, the date of grant. Performance unit award values were calculated using a fair value of $331.56 per share as determined by the Monte Carlo simulation. The maximum potential value of the performance shares at grant date, assuming the highest level of performance conditions, was $965,916.

(8) Includes annual grants of 1,333 shares of restricted stock ($485,958) and 1,790 shares of performance shares ($593,492) made under the Company's LTIP. Restricted stock award values were calculated using a price per share of $364.56, the closing market price of the Company's common stock as reported by Nasdaq on October 1, 2024, the date of grant. Performance unit award values were calculated using a fair value of $331.56 per share as determined by the Monte Carlo simulation. The maximum potential value of the performance shares at grant date, assuming the highest level of performance conditions, was $926,576.

(9) Includes annual grants of 814 shares of restricted stock ($296,752) and 1,093 shares of performance shares ($362,395) made under the Company's LTIP. Restricted stock award values were calculated using a price per share of $364.56, the closing market price of the Company's common stock as reported by Nasdaq on October 1, 2024, the date of grant. Performance unit award values were calculated using a fair value of $331.56 per share as determined by the Monte Carlo simulation. The maximum potential value of the performance shares at grant date, assuming the highest level of performance conditions, was $565,781.

(10) Includes annual grants of 962 shares of restricted stock ($350,707) and 954 shares of performance shares ($316,308) made under the Company's LTIP. Restricted stock award values were calculated using a price per share of $364.56, the closing market price of the Company's common stock as reported by Nasdaq on October 1, 2024, the date of grant. Performance unit award values were calculated using a fair value of $331.56 per share as determined by the Monte Carlo simulation. The maximum potential value of the performance shares at grant date, assuming the highest level of performance conditions, was $493,829.

2025 Grants of Plan-Based Awards

The following table sets forth certain information with respect to plan-based awards granted to the NEOs for the year ended March 31, 2025.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards[1]			All Other Stock Awards: Shares of Stock or Units (#)	Grant Date Fair Value of Stock and Option Awards ($)[2]
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Joseph B. Armes	5/28/2024[3]	552,500	1,105,000	2,210,000					
	5/28/2024				4,118	8,236	16,472		2,730,728[4]
	10/1/2024							4,089[5]	1,490,686
James E. Perry	5/28/2024[3]	185,625	371,250	742,500					
	5/28/2024				933	1,866	3,732		618,691[4]
	10/1/2024							1,389[5]	506,374
Donal J. Sullivan	5/28/2024[3]	178,125	356,250	712,500					
	5/28/2024				895	1,790	3,580		593,492[4]
	10/1/2024							1,333[5]	485,958
Luke E. Alverson	5/28/2024[3]	116,325	232,650	465,300					
	5/28/2024				547	1,093	2,186		362,395[4]
	10/1/2024							814[5]	296,752
Jeff A. Underwood	5/28/2024[3]	105,875	211,750	423,500					
	5/28/2024				477	954	1,908		316,308[4]
	10/1/2024							962[5]	350,707

(1) The number of shares listed represents long-term equity incentive awards in the form of performance shares under the Company's LTIP. The performance criteria for these awards is based on the Company's TSR from April 1, 2024 through March 31, 2027 compared to the TSR performance of the members of the Russell 2000 Index for the same period, as described in further detail under "Executive Compensation Program—Long-Term Equity Incentives—Performance Share Awards" above.

(2) These amounts represent the fair value, as determined under FASB ASC Topic 718, of the awards based on the grant date fair value estimated by the Company for financial reporting purposes.

(3) Under the AIP, the primary performance measures are internally defined metrics based on operating income, cash flow from operations, and achievement of individual performance objectives. See "Executive Compensation Program—Annual Incentive Program" above. Actual amounts payable under the AIP, if any, can range from 50% (Threshold) to 200% (Maximum) of the target amounts for the NEOs based upon the extent to which performance under the foregoing criteria meets, exceeds or is below the target.

(4) Represents the fair value on the date of grant, as described in footnote (2), of the performance shares awarded, which values were calculated using a fair value of $331.56 per share determined by using the Monte Carlo simulation. The actual value may be more or less depending on the Company's TSR performance during the applicable three-year performance period.

(5) The amounts shown reflect the numbers of shares of restricted stock granted to each NEO pursuant to the Company's 2024 Equity and Incentive Compensation Plan. The shares vest ratably over a three-year period on each anniversary of the date of grant.

Outstanding Equity Awards at Year-End 2025

The following table sets forth certain information with respect to outstanding equity awards held by each of the NEOs as of March 31, 2025, the last day of fiscal 2025. As of that date, no NEO had any outstanding stock option awards.

Name	Stock Awards			
	Number of Shares or Units of Stock that Have Not Vested (#)	Market Value of Shares or Units of Stock that Have Not Vested ($) [1]	Equity Incentive Plan Awards: Unearned Shares, Units or Other Rights that Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested ($)[1]
Joseph B. Armes	11,673[2]	3,402,913	28,066[3]	16,363,601
	31,496[4]	9,181,714	7,689[5]	4,482,995
	20,051[6]	5,845,267	12,519[7]	7,299,078
			8,263[8]	4,817,660
James E. Perry	4,158[9]	1,212,140	2,993[5]	1,745,039
			3,064[7]	1,786,435
			1,874[8]	1,092,617
Donal J. Sullivan	4,355[10]	1,269,570	3,418[5]	1,992,831
			3,064[7]	1,786,435
			1,798[8]	1,048,306
Luke E. Alverson	2,217[11]	646,300	1,526[5]	889,719
			1,747[7]	1,018,571
			1,097[8]	639,595
Jeff A. Underwood	2,192[12]	639,012	860[5]	501,414
			1,109[7]	646,591
			958[8]	558,552

(1) Calculated using a price per share of $291.52, the closing market price of the Company's common stock as reported by Nasdaq on March 31, 2025, the last trading day before the end of the Company's last completed fiscal year.

(2) Mr. Armes' shares of restricted stock (all of which are part of the annual LTIP and not part of the fiscal 2022 CEO retention and succession arrangement) vest as follows: 6,593 shares on October 1, 2025; 3,717 shares on October 1, 2026; and 1,363 shares on October 1, 2027.

(3) These shares represent long-term equity incentive awards in the form of performance shares under the Company's LTIP granted as part of the fiscal 2022 CEO retention and succession arrangement, including accrued dividend equivalent units. The performance measure for these shares was based on the Company's TSR over the period from April 1, 2021 through each of March 31, 2025, 2026, and 2027, compared to the TSRs of the members of the Russell 2000 Index for the same periods. Payouts range from 0% to a maximum of 200% of the shares granted. The reported value associated with the shares reflects a vesting of the first tranche of performance shares at 200% effective April 1, 2025, and assumes vesting at 200% for the remaining award.

(4) These shares represent shares of restricted stock under the Company's LTIP granted as part of the fiscal 2022 CEO retention and succession arrangement. These shares cliff vest on April 26, 2026.

(5) These shares represent long-term equity incentive awards in the form of performance shares under the Company's annual LTIP, including accrued dividend equivalent units. The performance measure set for this plan was based on the Company's TSR over the period from April 1, 2022 through March 31, 2025 compared to the TSRs of the members of the Russell 2000 Index for the same period. Payouts ranged from 0% to a maximum of 200% of the shares granted. The number of shares reported vested at 200% effective April 1, 2025, and the associated value reported reflects this vesting percentage.

(6) These shares represent restricted stock units under the Company's LTIP granted as part of the fiscal 2022 CEO retention and succession arrangement, including accrued dividend equivalent rights. 40% of the shares will vest (not earlier than April 2025) after a successor CEO is successfully recruited and hired, and 60% of the shares will vest upon the successful first employment anniversary of the successor CEO. The amount shown assumes full satisfaction of the associated performance conditions.

(7) These shares represent long-term equity incentive awards in the form of performance shares under the Company's annual LTIP, including accrued dividend equivalent units. The performance measure for this plan is based on the Company's TSR over the period from April 1, 2023 through March 31, 2026 compared to the TSRs of the members of the Russell 2000 Index for the same period. Payouts can range from 0% to a maximum of 200% of the shares granted. The reported value associated with the shares assumes vesting at 200%.

(8) These shares represent long-term equity incentive awards in the form of performance shares under the Company's annual LTIP, including accrued dividend equivalent units. The performance measure for this plan is based on the Company's TSR over the period from April 1, 2024 through March 31, 2027 compared to the TSRs of the members of the Russell 2000 Index for the same period. Payouts can range from 0% to a maximum of 200% of the shares granted. The reported value associated with the shares assumes vesting at 200%.

(9) Mr. Perry's shares of restricted stock vest as follows: 2,480 shares on October 1, 2025; 1,216 shares on October 1, 2026; and 463 shares on October 1, 2027.

(10) Mr. Sullivan's shares of restricted stock vest as follows: 2,714 shares on October 1, 2025; 1,197 shares on October 1, 2026; and 444 shares on October 1, 2027.

(11) Mr. Alverson's shares of restricted stock vest as follows: 1,245 shares on October 1, 2025; 700 shares on October 1, 2026; and 271 shares on October 1, 2027.

(12) Mr. Underwood's shares of restricted stock vest as follows: 1,189 shares on October 1, 2025; 683 shares on October 1, 2026; and 321 shares on October 1, 2027.

2025 Option Exercises and Stock Vested

The following table sets forth certain information with respect to restricted stock vesting during the fiscal year ended March 31, 2025, with respect to the NEOs. The Company does not grant stock options or stock appreciation rights.

Name	Stock Awards	
	Number of Shares Acquired on Vesting (#)[1]	Value Realized on Vesting ($)[2]
Joseph B. Armes	20,046	5,649,704
James E. Perry	8,260	2,296,601
Donal J. Sullivan	9,334	2,585,210
Luke E. Alverson	3,710	1,045,058
Jeff A. Underwood	4,356	1,168,085

(1) The number of shares reported includes shares that were surrendered during the fiscal year ended March 31, 2025, to satisfy taxes upon the vesting of restricted stock awards.

(2) Reflects the gross number of shares acquired on vesting multiplied by the closing market price of the Company's common stock on the vesting date. Includes the value of shares surrendered to satisfy taxes upon the vesting of restricted stock awards.

2025 Pension Benefits

The following table sets forth certain information as of March 31, 2025, with respect to pension benefits attributable to our NEOs. Please refer to "Executive Compensation Program—Legacy Pension Plans" above for a narrative description of our pension plans.

Name	Plan Name[1]	Years of Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
Joseph B. Armes	Restoration Plan	2.25	102,555	—
James E. Perry	—	—	—	—
Donal J. Sullivan	—	—	—	—
Luke E. Alverson	—	—	—	—
Jeff A. Underwood	—	—	—	—

(1) The pension plans listed represent legacy plans assumed from CSWC in connection with the Spin-Off. The plans listed were frozen on October 1, 2015, and no benefits have accrued to any plan participant following that date. The plans listed were subsequently terminated in September 2019. Mr. Armes' 2.25 years of credited service under the Restoration Plan is attributable to his employment with CSWC prior to the Spin-Off. The present value of accumulated benefit shown is an actuarial present value derived from the plans' provisions, which is influenced by credited service and based on the mortality and discount rate assumptions used for financial reporting purposes (but excluding pre-retirement mortality). Assumptions used in the valuations are discussed in Note 14 to the Company's audited consolidated financial statements for the year ended March 31, 2025 in the Annual Report.

Potential Payments upon Termination or Change-In-Control

The information below describes compensation that would have been paid under existing plans and contractual arrangements to the NEOs in the event of a termination of the executive's employment with the Company or change in control of the Company, assuming these events occurred on March 31, 2025. Amounts shown therefore include amounts earned through such time and are estimates of the amounts that would have been paid out to the executives based upon their respective compensation and service levels as of such date and the closing price of the Company's common stock on March 31, 2025, of $291.52. The actual amounts to be paid can only be determined at the time of a change in control or the executive's termination of employment with the Company. Upon any termination of employment, each of the NEOs would also be entitled to the vested amounts, if any, shown in the "2024 Pension Benefits" table above.

CSW Industrials Executive Change in Control and Severance Benefit Plan

All the NEOs participated in the Company's CIC and Severance Plan as of March 31, 2025. The CIC and Severance Plan provides benefits for termination of employment under three scenarios: by the Company without cause or by the executive for good reason; following a qualifying change in control; and upon death or disability. In any scenario, benefits are only paid after the executive (or the executive's estate) executes a release in favor of the Company.

The CIC and Severance Plan provides benefits based on two participant levels, referred to as Level One and Level Two. Currently, Mr. Armes is the only Level One participant, and all other NEOs are Level Two participants.

Termination Without Cause by the Company or For Good Reason by the Executive

Upon an executive's termination by the Company without cause or by the executive for good reason, the executive is entitled to the following severance benefits:

- A pro-rata bonus for the year in which termination occurs, calculated using the greater of the actual AIP award earned in the preceding fiscal year or the target AIP award for the current fiscal year;
- A lump sum payment equal to (a) in the case of a Level One participant, two times, and (b) in the case of a Level Two participant, one times, 12 months of base salary;
- Continuation of health and welfare benefits for the earlier of the executive's acceptance of full-time employment with another entity and (a) in the case of a Level One participant, 24 months following termination, and (b) in the case of a Level Two participant 12 months, following termination, in any case at a cost equal to the cost for an active employee for similar coverage; and
- Immediate vesting in full of all unvested equity awards that have a vesting date within (a) in the case of a Level One participant, two years, and (b) in the case of a Level Two participant, one year, of the date of termination, in accordance with the terms of the applicable award agreements.

As used in the CIC and Severance Plan, "cause" generally means: (a) the commission of an act of personal dishonesty intended to result in substantial personal enrichment to the detriment of the Company; (b) the conviction or plea of nolo contendere to a misdemeanor involving moral turpitude or a felony; (c) the failure to perform work responsibilities; (d) violation of any of the Company's material policies or procedures; or (e) any material breach of any material agreement with the Company, and in the cases of (c), (d) and (e), where such failure, violation or breach has continued for more than 30 days following written notice to the executive.

As used in the CIC and Severance Plan, "good reason" generally means, without the express written consent of the executive: (a) a material reduction in base compensation; (b) a material diminution in authority, duties, or responsibilities; (c) a permanent relocation more than 50 miles from where services were normally performed; (d) a material reduction in the authority, duties, or responsibilities of the person to whom the executive reports; or (e) any other action or inaction that constitutes a material breach by the Company of its obligations under the CIC and Severance Plan or any other material agreement to which the Company and the executive are parties.

Termination Following a Change in Control

Upon the occurrence of a Change in Control (as defined in the Company's 2024 Equity and Incentive Compensation Plan) and without a requirement that the executive's employment be terminated, all then-outstanding unvested equity awards (including restricted stock and performance share awards) will fully vest, in accordance with the terms of the applicable award agreements.

If an executive's employment is terminated without cause by the Company or for good reason by the executive, in either case within two years following a Change in Control, then the executive is entitled to the following severance benefits:

- A pro-rata bonus for the year in which termination occurs, calculated using the greater of the actual AIP award earned in the preceding fiscal year or the target AIP award for the current fiscal year;
- A lump sum payment equal to (a) in the case of a Level One participant, three times, and (b) in the case of a Level Two participant, two times, the sum of (i) 12 months of base salary plus (ii) the executive's target AIP award for the current fiscal year;
- Continuation of health and welfare benefits for the earlier of 24 months following termination or the executive's acceptance of full-time employment with another entity, at a cost equal to the cost for an active employee for similar coverage.

In addition to the above, an executive would be entitled to any unpaid base salary through the date of termination, any AIP earned for a completed fiscal year but not yet paid, any unreimbursed business or other expenses through the date of termination, and any employee benefits to which the executive is entitled pursuant to the terms of the plans governing the benefits.

Additionally, the CIC and Severance Plan does not contemplate tax "gross up" payments. Instead, under a "best of net" provision in the CIC and Severance Plan, if any payments or benefits to which an executive is entitled are likely subject to the tax imposed by Section 4999 of the Code, the payment will be reduced such that Section 4999 does not apply or be paid in full, whichever produces the better net after-tax position, as determined by the Board in good faith.

Termination Due to Death or Disability

Upon an executive's death or disability, the executive (or the executive's estate) would be entitled to receive: (a) a pro-rata bonus for the year in which termination occurs, calculated using the greater of the actual AIP award earned in the preceding fiscal year or the target AIP award for the current fiscal year; and (b) continued medical and dental insurance coverage for 12 months following termination, at a cost equal to the cost for an active employee for similar coverage. Additionally, all then-outstanding unvested equity awards will fully vest, in accordance with the terms of the applicable award agreements.

Quantification of Potential Payments

The following table sets forth the estimated value of the potential payments to each of the NEOs, assuming the executive's employment had terminated on March 31, 2025. For the events of termination involving a change-in-control, we assumed that the change-in-control also occurred on that date. In addition to the payments set forth in the following table, Mr. Armes may receive certain payments upon his termination or a change-in-control pursuant to the legacy pension plans. Previously vested benefits under those plans for Mr. Armes are disclosed in the "2025 Pension Benefits" table above.

Triggering Event	Compensation Component	Payout ($)				
		Joseph B. Armes[1]	James E. Perry	Donal J. Sullivan	Luke E. Alverson	Jeff A. Underwood
Death	Life insurance benefit (third party payment)	50,000	50,000	50,000	50,000	50,000
	Pro-rata annual incentive award (greater of target or last year actual)	1,324,690	453,862	466,510	280,191	211,750
	Health & welfare benefit	14,079	18,405	14,551	22,832	22,742
	Immediate vesting of equity awards[2]	20,979,528	3,524,185	3,683,355	1,920,242	1,492,291
	TOTAL	**22,318,297**	**4,046,452**	**4,214,416**	**2,273,265**	**1,776,783**
Disability	Pro-rata annual incentive award (greater of target or last year actual)	1,324,690	453,862	466,510	280,191	211,750
	Health & welfare benefit	14,079	18,405	14,551	22,832	22,742
	Immediate vesting of equity awards[2]	20,979,528	3,524,185	3,683,355	1,920,242	1,492,291
	TOTAL	**22,318,297**	**3,996,452**	**4,164,416**	**2,223,265**	**1,726,783**
Termination Without Cause by the Company or For Good Reason by the Executive	Termination payment	3,910,000	495,000	475,000	423,000	385,000
	Pro-rata annual incentive award (greater of target or last year actual)	1,324,690	453,862	466,510	280,191	211,750
	Immediate vesting of certain equity awards[2][3]	26,824,796	1,595,489	1,787,601	807,802	597,324
	Health & welfare benefit	28,158	18,405	14,551	22,832	22,742
	TOTAL	**32,087,644**	**2,562,756**	**2,743,662**	**1,533,825**	**1,216,816**
Change-in-Control— Employment Continues	Immediate vesting of equity awards[2]	26,824,796	3,524,185	3,683,355	1,920,242	1,492,291
	TOTAL	**26,824,796**	**3,524,185**	**3,683,355**	**1,920,242**	**1,492,291**
Change-in-Control— Termination Without Cause by the Company	Termination payment	5,865,000	1,732,500	1,662,500	1,311,300	1,193,500
	Pro-rata annual incentive award (greater of target or last year actual)	1,324,690	453,862	466,510	280,191	211,750
	Immediate vesting of equity awards[2]	26,824,796	3,524,185	3,683,355	1,920,242	1,492,291
	Health & welfare benefit	28,158	36,810	29,102	45,664	45,484
	TOTAL	**34,042,644**	**5,747,357**	**5,841,467**	**3,557,397**	**2,943,025**

(1) *Amounts shown for Mr. Armes are determined in accordance with the terms of his employment agreement, discussed under "Chief Executive Officer Compensation in Fiscal 2025," as well as the CIC and Severance Plan. Where benefits between the employment agreement and the CIC and Severance Plan overlap, the highest potential amount is shown.*

(2) *These amounts are calculated assuming that the market price per share of the Company's common stock on the date of the event was equal to the closing price of the Company's common stock on March 31, 2025 ($291.52), the last trading day of fiscal 2025. Additionally, it assumes that, for performance shares that have not vested, the performance conditions are satisfied at target (100%) vesting at the time of termination.*

(3) *Pursuant to Mr. Armes' employment agreement, all unvested equity awards vest immediately in this termination scenario. For the other NEOs under the CIC & Severance Plan, the shares vesting within one year following termination automatically vest.*

CEO Pay Ratio

Determination Date and Measurement Period

We used the fiscal year ended March 31, 2025 as the compensation measurement period to determine the median of the annual total compensation of all of our employees and those of our consolidated subsidiaries other than Mr. Armes ("Median Annual Compensation"). We identified our employee who received the Median Annual Compensation (the "Median Employee") as of March 31, 2025 (the "Determination Date").

Median Employee Identification and Compensation Calculation

As of the Determination Date, we had approximately 2,600 employees, including approximately 1,250 located in Vietnam. This employee pool includes all full-time, part-time, seasonal, and temporary employees of the Company and its subsidiaries. This number does not include any independent contractors or "leased" workers. For purposes of identifying the Median Employee this year, we excluded 15 employees from the pool, representing all of our employees in Australia (8) and the UK (7), using the permitted "deminimis" exception.

We calculated the Median Annual Compensation by totaling all applicable elements of compensation for our employees consistent with the methodology used for our NEOs set forth in the "Summary Compensation Table." This includes taxable wages per payroll records and as reported to authorities, which reflect, among other things, salary, wages, bonuses, and stock compensation, if any. Compensation paid in foreign currencies was converted to U.S. dollars based on the exchange rate in effect at the end of fiscal 2025. We did not make any cost-of-living adjustments in calculating the Median Annual Compensation or in identifying the Median Employee.

A portion of our permanent employee workforce (full-time and part-time) worked for less than the full year because, among other things, they commenced employment after the beginning of the year or took an unpaid leave of absence. In determining our Median Employee, we annualized the total compensation for those individuals (but not for individuals in temporary or seasonal positions).

Based on the above methodology, our Median Employee was identified as an hourly manufacturing team member located in Royse City, Texas, and their Median Annual Compensation for fiscal 2025 was $35,551. For additional context, the Median Annual Compensation among our North American employees for fiscal 2025 was $73,667.

CEO Compensation

For fiscal 2025, the annual total compensation of Mr. Armes, our Chief Executive Officer, was $6,330,479, calculated using the total of all applicable compensation elements reported in the "Summary Compensation Table" ("CEO Compensation").

Pay Ratio

For fiscal 2025, the ratio of CEO Compensation to the Median Annual Compensation was 178 to 1.

This CEO Compensation to the Median Annual Compensation ratio is a reasonable good faith estimate calculated in a manner consistent with SEC regulations using the data and assumptions summarized above. The assumptions we used are specific to our Company and our employee population. Because the SEC's regulations for identifying the Median Employee, calculating annual total compensation, and determining the pay ratio allow companies to use different methodologies, exemptions, estimates, and assumptions, the Company's pay ratio disclosure may not be comparable to that reported by other companies.

Additionally, our pay ratio is not an element that the Compensation Committee considers in setting CEO compensation, nor is CEO Compensation a material element that management considers in making compensation decisions for non-officer employees.

Pay Versus Performance Disclosure

The following table sets forth required disclosures regarding our principal executive officer ("PEO") and Non-PEO NEOs and Company performance for the fiscal years listed below.

These required disclosures include a figure labeled "Compensation Actually Paid" ("CAP"), which is calculated pursuant to SEC disclosure requirements. While CAP includes some compensation elements that are actually paid by the Company and received by the NEOs (namely, base salary and AIP payments), CAP includes amounts that the Company did not actually pay to the NEOs in the fiscal years below and that the NEOs did not receive from the Company. As such, CAP is not equivalent to realized pay.

The Compensation Committee did not consider these disclosures in evaluating compensation decisions in any year shown. For a fulsome discussion of how the Compensation Committee does seek to align executive pay with Company performance when making compensation decisions, please refer to "The Compensation Decision Making Process" and "Executive Compensation Program" in the CD&A.

					Value of Initial Fixed $100 Investment based on[3]:			
Year	**Summary Compensation Table Total for PEO[1] ($)**	**Compensation Actually Paid to PEO[1][2] ($)**	**Average Summary Compensation Table Total for Non-PEO NEOs[1] ($)**	**Average Compensation Actually Paid to Non-PEO NEOs[1][2] ($)**	**TSR ($)**	**Peer Group TSR ($)**	**Net Income ($ Thousands)**	**EBITDA[4] ($ Thousands)**
2021	3,639,862	11,391,348	1,091,141	2,199,938	227.50	177.22	40,099	91,329
2022	17,043,097	12,476,830	1,506,616	945,584	198.16	188.76	67,319	133,323
2023	4,276,487	9,426,129	1,426,777	2,102,263	234.13	186.26	96,574	174,067
2024	5,963,245	24,801,517	1,661,475	3,501,738	395.35	205.68	102,539	200,013
2025	6,330,479	17,689,641	1,715,506	2,644,990	491.27	176.57	136,652	227,860

(1) The individuals comprising the PEO and Non-PEO NEOs for each year presented are listed below:

	2025	**2024**	**2023**	**2022**	**2021**
PEO: *NON-PEO NEOS:*	*Joseph Armes* *James Perry* *Donal Sullivan* *Luke Alverson* *Jeff Underwood*	*Joseph Armes* *James Perry* *Donal Sullivan* *Luke Alverson* *Danielle Garde*	*Joseph Armes* *James Perry* *Donal Sullivan* *Luke Alverson* *Danielle Garde*	*Joseph Armes* *James Perry* *Donal Sullivan* *Luke Alverson*	*Joseph Armes* *James Perry* *Donal Sullivan* *Craig Foster* *Luke Alverson* *Gregg Branning*

(2) The amounts shown for CAP have been calculated in accordance with Item 402(v) of Regulation S-K. To calculate CAP for the PEO and Non-PEO NEOs, the following adjustments were made to the Summary Compensation Table ("SCT") Total in accordance with SEC methodology:

	2025		**2024**		**2023**		**2022**		**2021**	
Year	**PEO ($)**	**Non-PEO NEO Average ($)**	**PEO ($)**	**Non-PEO NEO Average ($)**	**PEO ($)**	**Non-PEO NEO Average ($)**	**PEO ($)**	**Non-PEO NEO Average ($)**	**PEO ($)**	**Non-PEO NEO Average ($)**
SCT Total	6,330,479	1,715,506	5,963,245	1,661,475	4,276,487	1,426,777	17,043,097	1,506,616	3,639,862	1,091,141
Less: Change in Actuarial Value of Pension Plan Value	(5,148)	—	(3,022)	—	13,961	—	6,486	—	(4,664)	—
Less: GDFV of Equity Awards Reported in SCT Total Compensation	(4,221,414)	(882,670)	(3,733,051)	(781,912)	(2,251,035)	(661,237)	(15,314,974)	(726,354)	(1,775,967)	(420,831)
Plus: Year End Fair Value of Equity Awards Granted in Covered Year	5,145,837	1,012,317	6,923,908	1,412,904	2,982,181	866,910	12,266,848	593,743	3,980,706	963,571
Change in Fair Value of Equity Awards that Vested in Covered Year	946,913	268,780	322,469	85,356	(65,768)	(5,276)	(22,956)	(5,535)	6,190	(2,527)
Change in Fair Value of Outstanding Unvested Equity Awards from Prior Years	9,492,974	351,722	15,327,968	995,941	4,470,303	475,088	(1,498,186)	(422,887)	5,545,221	568,584
Calculated CAP	**17,689,641**	**2,644,990**	**24,801,517**	**3,501,738**	**9,426,129**	**2,102,263**	**12,476,830**	**945,584**	**11,391,348**	**2,199,938**

The above equity award values are calculated in accordance with FASB ASC Topic 718.



(3) The Peer Group TSR set forth in this table utilizes a custom peer group, which we also utilize in the stock performance graph required by Item 201(e) of Regulation S-K included in our Annual Report. The comparison assumes $100 was invested for the period starting April 1, 2020, through March 31 of the listed year in each of the Company and in the custom peer group, respectively.

(4) We determined EBITDA to be the most important financial performance measure used to link Company performance to the calculated CAPs of our PEO and Non-PEO NEOs in fiscal 2025. This performance measure may not have been the most important financial performance measure for fiscal years 2021, 2022, 2023 and 2024, and we may determine a different financial performance measure to be the most important financial performance measure in future years. EBITDA is defined for purposes of the AIP as set forth above in the "Compensation Discussion and Analysis" section. See Exhibit A for GAAP reconciliation information.

Description of Relationship Between PEO and Non-PEO NEO Compensation Actually Paid and Company Performance

The following chart sets forth the relationship between the CAP calculation of our PEO, the average CAP of our other NEOs, and the Company's cumulative TSR over the five most recently completed fiscal years.



The following chart sets forth the relationship between the calculated CAP of our PEO, the average CAP of our other NEOs, and the Company's EBITDA over the five most recently completed fiscal years.



The following chart sets forth the relationship between the calculated CAP of our PEO, the average CAP of our other NEOs, and the Company's Net Income over the five most recently completed fiscal years.



The following chart compares the Company's TSR over the last five completed fiscal years to that of the Peer Group over the same period.



The following table presents the financial performance measures that the Company considers to have been the most important in linking the CAP of our PEO and other NEOs for fiscal 2025 to Company performance. The CAP calculation is heavily influenced by the year-over-year change in values of unvested equity awards, and equity awards constitute the majority of our NEO's compensation. As such, TSR performance has an outsized effect on CAP figures when compared to SCT totals.

TSR
EBITDA
Cash Flow from Operations

Equity Compensation Plan Information

The following table provides certain information related to our 2024 Equity and Incentive Compensation Plan as of March 31, 2025 under which our equity securities are authorized for issuance.

Plan Category	Number of Securities to Be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in the First Column)
Equity compensation plans approved by securities holders	—	—	827,271
Equity compensation plans not approved by securities holders	—	—	—
TOTAL	**—**	**—**	**827,271**

Our 2024 Equity and Incentive Compensation Plan (the "2024 Plan") was approved by our shareholders on August 15, 2024, at the 2024 annual meeting of shareholders (the "2024 Plan Effective Date"). As a result, and as previously disclosed, the remaining share capacity of our prior 2015 Equity and Incentive Compensation Plan (the "2015 Plan") was forfeited and not rolled into the 2024 Plan's share reserve, and no new awards were made under the 2015 Plan following the 2024 Plan Effective Date. As of June 30, 2025, there were 810,963 shares of common stock that remained available for future issuance under our 2024 Plan. Additionally, 39,037 and 149,849 shares of common stock were subject to outstanding awards under the 2024 Plan and the 2015 Plan, respectively, in each case calculated based on the target number of shares subject to outstanding equity awards. For additional context, there are no option rights or stock appreciation rights outstanding under the 2024 Plan or the 2015 Plan, and as such all shares subject to outstanding awards represent full value awards.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company's directors, executive officers and any person beneficially owning more than 10% of the Company's common stock to file reports of ownership and any changes in ownership with the SEC. Based solely on the Company's review of reports furnished to the Company and representations provided to the Company by persons required to file reports under Section 16 of the Exchange Act, the Company's directors, executive officers and greater than 10% beneficial owners properly and timely complied with their Section 16(a) filing requirements during the fiscal year ended March 31, 2025.

Proposal 3:
Ratification of Grant Thornton LLP's Appointment to Serve as our Independent Registered Public Accounting Firm for Fiscal 2026

The Audit Committee has approved Grant Thornton LLP ("GT") to serve as our independent registered public accounting firm for the fiscal year ending March 31, 2026.

We are asking our shareholders to ratify the appointment of GT as our independent registered public accounting firm. The Company's independent registered public accounting firm is engaged, retained and supervised by the Audit Committee. However, the Board considers a proposal for shareholders to ratify this appointment to be an opportunity for shareholders to provide input to the Audit Committee and the Board on a key corporate governance issue.

Required Vote and Recommendation

The proposal to ratify the appointment of GT to serve as the Company's independent registered public accounting firm for fiscal 2026 requires the affirmative vote of a majority of the votes cast in person or represented by proxy. The individuals named as proxies on the enclosed proxy card will vote your proxy "FOR" ratifying the appointment of GT unless you instruct otherwise on the proxy or unless you withhold authority to vote. For more information, see "General Voting and Meeting Information — Voting — Counting of Votes."

 **THE BOARD RECOMMENDS THAT YOU VOTE FOR THE RATIFICATION OF GRANT THORNTON LLP'S APPOINTMENT TO SERVE AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL 2026.**

Report of The Audit Committee

During fiscal 2025, the Audit Committee of the Board of Directors consisted of five independent directors: Anne Motsenbocker (Chair), Darron Ash, Terry Johnston, Robert Swartz, and Kent Sweezey. The Audit Committee operates under a written charter adopted by the Board. The Audit Committee met five times in fiscal 2025.

Management has primary responsibility for the Company's internal controls and the financial reporting process. The independent auditors are responsible for performing an independent audit of the Company's consolidated financial statements in accordance with generally accepted auditing standards and issuing a report on this audit. The Audit Committee's responsibility is to monitor and oversee this process, including engaging the independent auditors, pre-approving their annual audit plan, and reviewing their annual audit report.

In this context, the Audit Committee has reviewed and held detailed discussions with management, including the executive leadership team and internal audit staff, on the Company's consolidated financial statements and matters relating to the Company's internal control over financial reporting. Management represented to the Audit Committee that the Company's consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States and that these statements fairly present the financial condition and results of operations of the Company for the period described. The Audit Committee has relied upon this representation without any independent verification, except for the work of GT, the Company's independent registered public accounting firm. The Audit Committee also discussed these statements with GT, both with and without management present, and has relied upon their reported opinion on these financial statements.

The Audit Committee further discussed with GT matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board ("PCAOB") and the SEC. In addition, the Audit Committee received from GT the written disclosures and letter required by applicable requirements of the PCAOB regarding GT's communications with the Audit Committee concerning its independence and has discussed with GT its independence from the Company and its management.

Based on these reviews and discussions, including the Audit Committee's specific review with management of the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2025 ("Annual Report') and based upon the representations of management and the report of the independent auditors to the Audit Committee, the Audit Committee recommended to the Board that the audited consolidated financial statements be included in the Annual Report filed with the SEC.

Anne Motsenbocker, Chair
Darron Ash
Terry Johnston
Robert Swartz
Kent Sweezey

Other Audit Information

Relationship with Independent Registered Public Accounting Firm

The Audit Committee appointed GT to serve as the Company's independent registered public accounting firm for the fiscal year ending March 31, 2025. In this role, GT audits the Company's financial statements. Representatives from GT will attend the Annual Meeting and will be available to respond to appropriate questions from shareholders. They will have the opportunity to make a statement if they wish.

Audit and Non-Audit Fees and Services

The following table summarizes the aggregate fees (excluding value-added taxes) for professional services incurred by the Company for the audits of its fiscal 2025 financial statements and other fees billed to the Company by GT in fiscal 2025. In general, the Company retains GT for services that are related to or an extension of the Company's annual audit.

	2025	2024
Audit Fees[1]	$2,207,393	$1,854,172
Audit Related Fees[2]	255,200	99,500
Total Audit Related Fees	**2,462,593**	**1,953,672**
Tax Fees	—	—
All Other Fees	—	—
TOTAL FEES	**$2,462,593**	**$1,953,672**

(1) Represents fees for the audit of our annual financial statements, internal controls and review of our quarterly financial statements, consents and comfort letter.

(2) Represents professional services provided in connection with the audit of annual financial statements for the Shell & Whitmore Reliability Solutions joint venture and due diligence services.

The Audit Committee pre-approved all the audit and non-audit fees described above for the year ended March 31, 2025, in accordance with its approval policy discussed below.

Audit Committee Approval Policy

The Audit Committee approves all proposed services and related fees to be rendered by the Company's independent registered public accounting firm before the firm is engaged. Services to be provided by the Company's independent registered public accounting firm generally include audit services, audit-related services, and certain tax services. All fees for the annual audit or audit-related services to be performed by the Company's independent registered public accounting firm are itemized for the purposes of approval. The Audit Committee approves the scope and timing of the external audit plan for the Company and focuses on any matters that may affect the scope of the audit or the independence of the Company's independent registered public accounting firm. In that regard, the Audit Committee receives certain representations from the Company's independent registered public accounting firm regarding their independence and the permissibility under the applicable laws and regulations of any services provided to the Company outside the scope of those otherwise allowed.

The Audit Committee may delegate its approval authority to the Chairman of the Audit Committee to the extent allowed by law. In the case of any delegation, the Chairman must disclose all approval determinations to the full Audit Committee as soon as possible after such determinations have been made.

Security Ownership of Directors and Certain Executive Officers

The following table sets forth as of June 30, 2025, ownership of Company common stock by (i) each director, (ii) each executive officer of the Company named in the "Summary Compensation Table" individually, and (iii) all directors and executive officers as a group. Percentages have been calculated based on the number of shares outstanding as of the Record Date. Except pursuant to applicable community property laws and except as otherwise indicated, each shareholder identified possesses sole voting and investment power with respect to his or her shares.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership[1]	Percent of Class
Joseph B. Armes	67,741	*
Luke E. Alverson	15,309	*
Darron K. Ash	360	*
Michael R. Gambrell	25,418	*
Bobby Griffin	2,448	*
Terry L. Johnston	9,492	*
Linda A. Livingstone	12,418	*
Anne B. Motsenbocker	1,750	*
James E. Perry	25,991	*
Donal J. Sullivan	26,583	*
Robert M. Swartz	12,719	*
J. Kent Sweezey	9,661	*
Jeff A. Underwood	6,487	*
All directors and executive officers as a group (14 individuals)	**219,617**	**1.3%**

* Less than 1%.

(1) Beneficial ownership has been determined in accordance with SEC rules and, unless otherwise indicated in the footnotes, represents securities for which the beneficial owner has sole voting and investment power. The amount disclosed for each person or group also includes any securities that person or group has the right to acquire within 60 days pursuant to Company stock option and incentive plans, if applicable. The address of each individual is 5420 Lyndon B. Johnson Freeway, Suite 500, Dallas, Texas 75240.

Security Ownership of Certain Beneficial Owners

The following shareholders are known to beneficially own more than 5% of the Company's common stock. Except where noted in the footnotes below, the information is based on stock ownership reports on Schedule 13G filed with the SEC. Percentages have been calculated based on the number of shares outstanding as of the Record Date. We are not aware of any other shareholder holding 5% or more of the Company's common stock.

In addition to the below, as of June 30, 2025, approximately 430,000 shares of our common stock, or 2.5% of our shares outstanding as of the Record Date, were held by The Principal Financial Group as trustee of the Company's ESOP.

Name and Address of Beneficial Owner	Amount and nature of beneficial ownership[1]	Percent of class
BlackRock, Inc. 55 East 52nd Street, New York, New York 10055	2,514,932[2]	15.1%
The Vanguard Group 100 Vanguard Boulevard, Malvern, PA 19355	1,823,228[3]	10.9%

(1) Beneficial ownership has been determined in accordance with SEC rules.

(2) Based on a Schedule 13G/A filed with the SEC on October 7, 2024. The filing indicates sole voting power for 2,492,827 shares and sole dispositive power for 2,514,932 shares.

(3) Based on a Schedule 13G/A filed with the SEC on October 4, 2024. The filing indicates shared voting power for 30,358 shares, sole dispositive power for 1,774,455 shares and shared dispositive power for 48,773 shares.

General Voting and Meeting Information

Solicitation

We are providing these proxy materials in connection with the solicitation by the Board of Directors of CSW Industrials, Inc. of proxies to be voted at the 2025 Annual Meeting of Shareholders and at any adjournments or postponements thereof. The Annual Meeting will be held virtually on Thursday, August 28, 2025, at 12:30 p.m. Central Time, at: **www.virtualshareholdermeeting.com/CSW2025**.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE SHAREHOLDER MEETING TO BE HELD ON AUGUST 28, 2025

Pursuant to SEC rules, we are furnishing proxy materials, including this Proxy Statement and the Company's Annual Report, to certain of our shareholders by providing access to these documents on the Internet instead of mailing printed copies. "Street name" shareholders, as defined below under "Voting—How to Vote," will not receive printed copies of the proxy materials unless they request them. Instead, a Notice of Internet Availability of Proxy Materials ("Notice of Internet Availability") was mailed to most of our "street name" shareholders, which explains how to access and review the proxy materials and how you may submit your proxy electronically. If you would like to receive a paper or electronic copy of our proxy materials, please follow the instructions included in the Notice of Internet Availability. Shareholders who requested paper copies of proxy materials or previously elected to receive proxy materials by email did not receive the Notice of Internet Availability and are receiving the proxy materials in the format requested.

This Proxy Statement and the Company's Annual Report, are also available electronically at **www.proxyvote.com.**

To access and review the materials electronically:

1. Have your Notice of Internet Availability, proxy card or voting instructions available.
2. Go to **www.proxyvote.com** and input your 16-digit control number.
3. Click the "2025 Proxy Statement" in the right column.

We encourage you to review all the important information contained in the proxy materials before voting. If you would like to attend the virtual Annual Meeting, instructions on how to attend and participate via the Internet, including how to demonstrate proof of stock ownership, are posted at **www.virtualshareholdermeeting.com/CSW2025**.

The proxy materials are being sent to shareholders on or about July 17, 2025.

Voting

Who May Vote and Number of Votes

If you are a shareholder of record at the close of business on July 10, 2025 (the "Record Date"), you may vote on the matters proposed in this Proxy Statement. For each matter raised at the Annual Meeting, you have one vote for each share you owned on the Record Date. At the close of business on the Record Date, 16,804,781 shares of common stock were issued and outstanding (excluding treasury shares) that may be voted at the Annual Meeting. A list of shareholders entitled to vote at the Annual Meeting will be available for inspection by any shareholder at our offices in Dallas, Texas during ordinary business hours for a period of 10 days prior to the Annual Meeting.

If your shares are held through a broker, your vote instructs the broker how you want your shares to be voted. If you vote on each proposal, your shares will be voted in accordance with your instructions. Brokers may vote shares they hold in "street name" on behalf of beneficial owners who have not voted with respect to certain "routine" matters. The proposal to ratify the appointment of Grant Thornton LLP (Proposal 3) is considered a routine matter, so brokers may vote shares on this matter in their discretion if no voting instructions are received. However, the proposals for the election of directors (Proposal 1) and the advisory vote on executive compensation (Proposal 2) are **NOT** considered routine matters, so your broker will not have discretion to vote your shares if you do not provide voting instructions. This is referred to as a "broker non-vote."

Quorum for the Meeting

A majority of the outstanding shares of common stock entitled to vote at the Annual Meeting and represented in person or by proxy constitutes a quorum. We must have a quorum to conduct business at the Annual Meeting. ***You will be part of the quorum if you vote your shares in advance of the Annual Meeting.*** If you abstain from voting on a particular proposal, your shares will still be counted as present at the meeting for purposes of determining a quorum. Broker non-votes are also counted as present for purposes of determining a quorum.

Counting of Votes

The following table shows the proposals to be presented for a vote, the applicable voting requirements, and the Board's recommendations.

Proposal	Vote Required to Pass	Voting Options	Board's Recommendation	Effect of Abstentions and Broker Non-Votes
1. Elect eight directors to hold office until the 2026 annual meeting of shareholders	The affirmative vote of a majority of the votes cast in person or by proxy	**FOR** all nominees; **WITHHOLD** as to all nominees; **FOR** all nominees *except* for those specified, from whom you WITHHOLD your vote	**FOR** each nominee	No effect
2. Approve, on a non-binding, advisory basis, the compensation of our Named Executive Officers	The affirmative vote of a majority of the votes cast in person or by proxy	**FOR**, **AGAINST** or **ABSTAIN**	FOR	No effect
3. Ratify the appointment of Grant Thornton LLP as our independent registered public accounting firm for the fiscal year ending March 31, 2026	The affirmative vote of a majority of the votes cast in person or by proxy	**FOR**, **AGAINST** or **ABSTAIN**	FOR	Abstentions will not have any effect. There should not be any broker non-votes, but if any, they will have no effect on the outcome.

The Company knows of no other matters to be submitted to the shareholders at the Annual Meeting. If any other matters are properly raised at the Annual Meeting, the individuals named on the enclosed proxy card intend to vote the shares represented thereby on such matters in accordance with their best judgment.

How to Vote

If your shares are registered in the name of a brokerage firm, bank, or other nominee (i.e., in "street name"). You will receive instructions from your nominee, which you must follow in order to have your shares voted. "Street name" shareholders who wish to vote at the Annual Meeting will need to obtain a proxy from the broker, bank or other nominee that holds their shares, which will include a 16-digit control number that enables you to vote your shares.

If your shares are registered directly in your name. You can vote your shares in one of four ways: by proxy via the Internet; by proxy over the telephone; by proxy using a proxy card; or online during the virtual Annual Meeting. Even if you do not plan to attend the Annual Meeting, we urge you to vote by proxy to ensure your vote is counted. For all voting methods, you will need your 16-digit control number.

- *Vote by Internet.* You have the option to vote using the Internet at **www.proxyvote.com**. The on-screen instructions will direct you how to vote your shares. Internet voting is available 24 hours a day, seven days a week, until 11:59 p.m., Eastern Time, on August 27, 2025. **IF YOU VOTE BY INTERNET, YOU DO NOT NEED TO RETURN A PROXY CARD.**

- *Vote by Telephone.* You have the option to vote by telephone by calling 1.800.690.6903 toll-free from the United States and Canada and following the series of voice instructions that will direct you how to vote your shares. Telephone voting is available 24 hours a day, seven days a week, until 11:59 p.m., Eastern Time, on August 27, 2025. **IF YOU VOTE BY TELEPHONE, YOU DO NOT NEED TO RETURN A PROXY CARD.**

- *Vote by Mail.* You may mark the proxy card, sign and date it, and return it in the envelope provided as soon as possible before the Annual Meeting. Your signed proxy card must be received before the Annual Meeting for your vote to be counted at the Annual Meeting.

- *Vote during the Annual Meeting.* You may vote by online ballot during the virtual Annual Meeting by following the instructions posted at www.virtualshareholdermeeting.com/CSW2025.

Participants in the Company's ESOP. Under the terms of the ESOP, The Principal Financial Group, the ESOP trustee, votes all shares held by the ESOP, but each participant in the ESOP may direct the trustee how to vote the shares allocated to his or her account. If the trustee does not receive voting instructions from you by 11:59 p.m., Eastern Time, on August 25, 2025, your ESOP shares will be voted as directed by the CSW Industrials, Inc. ESOP Committee. If your shares are held in the ESOP, you may not vote in person at the Annual Meeting.

Changing Your Vote

If you are a registered shareholder, you may revoke your proxy at any time before it has been exercised at the Annual Meeting by:

- timely mailing in a revised proxy dated later than the prior submitted proxy;

- timely notifying the Corporate Secretary in writing that you are revoking your proxy;

- timely casting a new vote by telephone or the Internet; or

- voting by online ballot at the virtual Annual Meeting.

If you are a beneficial shareholder, please contact your bank, broker, or nominee for instructions on how to change your vote.

Vote Tabulations

Tabulation of voted proxies will be handled by Broadridge, an independent firm. Broadridge is the inspector of elections for the Annual Meeting.

Other Information About this Solicitation

Cost of Proxy Solicitation

The solicitation of proxies is made by our Board of Directors and will be conducted primarily by mail. The Company will reimburse brokerage firms and other custodians, nominees, and fiduciaries for reasonable out-of-pocket expenses that they incur to send proxy materials to shareholders and solicit their votes. In addition to this mailing, proxies may be solicited, without extra compensation, by our officers and employees, by mail, telephone, facsimile, electronic mail, and other methods of communication. The Company bears the full cost of soliciting proxies. The Company has also retained D.F. King for certain advisory services and to aid in the solicitation of proxies, and will ask brokerage houses and other nominees, fiduciaries, and custodians to forward soliciting materials to beneficial owners of the Company's common stock. For these services, the Company will pay D.F. King a fee of $13,000 plus reimbursement for reasonable out-of-pocket expenses.

Shareholders Sharing an Address

To reduce the expenses of delivering duplicate proxy materials, we deliver one annual report and proxy statement to multiple shareholders sharing the same mailing address unless otherwise requested. This is referred to as "householding." We will promptly send a separate annual report and proxy statement to a shareholder at a shared address upon request at no cost. Shareholders with a shared address may also request that we send a single copy of these materials in the future if we are currently sending multiple copies to the same address. Requests related to delivery of proxy materials may be made by calling our Investor Relations department at 214.489.7113 or by writing to CSW Industrials, Inc., Attention: Investor Relations, 5420 Lyndon B. Johnson Freeway, Suite 500, Dallas, Texas 75240. Shareholders who hold shares in "street name" may contact their brokerage firm, bank, or other nominee to request information about householding.

Shareholder Proposals and Nominations

SEC rules provide that certain shareholder proposals may be eligible for inclusion in our 2026 proxy statement. These shareholder proposals must comply with the requirements of Rule 14a-8, including a requirement we receive such proposals no later than March 19, 2026. We strongly encourage any shareholder interested in submitting a proposal to contact the Corporate Secretary at the address below in advance of this deadline to discuss the proposal. The N&CG Committee reviews all shareholder proposals and makes recommendations to the Board for responsive action.

Alternatively, under the Company's Bylaws, if a shareholder does not want to submit a proposal for inclusion in our proxy statement but wants to introduce it at our 2026 annual meeting of shareholders, or intends to nominate a person for election to the Board directly (rather than by recommending such person as a candidate to our N&CG Committee), the shareholder must submit the proposal or nomination in writing at the address below between April 30, 2026, and May 30, 2026. However, if the 2026 annual meeting of shareholders is held more than 30 days before or more than 30 days after the anniversary of the 2025 Annual Meeting, the shareholder must submit any such proposal no later than the 90th calendar day prior to the 2026 annual meeting of shareholders or 10 days following the date on which the date of the 2026 annual meeting of shareholders is publicly announced. Any such submission must be made by a registered shareholder on the shareholder's own behalf or on behalf of a beneficial owner of our common stock and must include detailed information specified in our Bylaws concerning the proposal or nominee, as the case may be, and detailed information as to the shareholder's interests in Company securities. We will not entertain any proposals or nominations at the 2026 annual meeting of shareholders that do not meet these requirements.

To comply with the universal proxy rules, shareholders who intend to solicit proxies in support of director nominees for the 2026 annual meeting of shareholders must provide notice that sets for the information required by Rule 14a-19 under the Exchange Act, and, pursuant to the Company's Bylaws, such notice must be provided within the same time frame as any Rule 14a-8 proposal. If the shareholder does not comply with the requirements of the SEC, we may exercise discretionary voting authority under proxies that we solicit to vote in accordance with our best judgment on any such shareholder proposal or nomination. The Company's Bylaws are posted on our website at **www.cswindustrials.com** under "Investors — Corporate Governance." To make a submission or to request a copy of the Company's Bylaws at no charge, shareholders should contact our Corporate Secretary at the following address:

CSW Industrials, Inc.
5420 Lyndon B. Johnson Freeway, Suite 500
Dallas, Texas 75240
Attention: Corporate Secretary

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Exhibit A

GAAP to Non-GAAP Reconciliations

RECONCILIATION OF NET INCOME TO ADJUSTED EBITDA

(Unaudited)

(Amounts in thousands)	Fiscal Year Ended March 31,		
	2025	2024	2023
GAAP Net Income attributable to CSW	$136,652	$101,648	$ 96,435
Plus: Income attributable to redeemable noncontrolling interest	832	891	139
GAAP Net Income	137,484	102,539	96,574
Adjusting items:			
Interest Expense	269	12,723	13,197
Income Tax Expense	42,633	37,942	29,337
Depreciation & Amortization	42,223	38,289	34,957
EBITDA	222,608	191,492	174,067
Adjusting Items:			
Reversal of Tax Indemnification Receivable	858	8,519	—
Acquisition Broker Fee	2,294	—	—
Fair value change in contingent consideration liability	2,100	—	—
Adjusted EBITDA	$227,860	$200,011	$174,067

RECONCILIATION OF NET INCOME AND EPS TO ADJUSTED NET INCOME AND EPS

(Amounts in thousands, except per share amounts)	Fiscal Year Ended March 31, 2025
GAAP Net Income attributable to CSW	$136,652
Adjusting items, net of tax:	
Acquisition transaction fees	1,715
Uncertain tax position accrual release	(2,691)
Fair value change in contingent consideration liability	1,573
Adjusted Net income attributable to CSW	$137,249
GAAP Net Income attributable to CSW per diluted common share	$ 8.38
Adjusting Items, per dilutive common share:	
Acquisition transaction fees	0.10
Uncertain tax position accrual release	(0.16)
Fair value change in contingent consideration liability	0.10
Adjusted Net Income attributable to CSW per diluted common share	$ 8.41

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended March 31, 2025
OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____.
Commission file number 001-37454

CSW INDUSTRIALS, INC.
(Exact name of registrant as specified in its charter)

Delaware	**47-2266942**
(state or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
5420 Lyndon B. Johnson Freeway, Suite 500, Dallas, Texas	**75240**
(Address of principal executive offices)	**(zip code)**

(214) 884-3777
Registrant's telephone number, including area code:
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol (s)	Name of each exchange on which registered
Common Stock, par value $0.01 per share	**CSWI**	**Nasdaq Stock Market LLC**

Securities registered pursuant to section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if smaller reporting company)	Smaller reporting company ☐	Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Exchange Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐   No ☒

The aggregate market value of the registrant's common stock held by non-affiliates, based on the last sale price for the common stock as reported by the Nasdaq Global Select Market on September 30, 2024, the last business day of our most recently completed second fiscal quarter was approximately $6,071.5 million.

As of May 19, 2025, the latest practicable date, 16,807,675 shares of the registrant's common stock, par value $0.01 per share, were issued and outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Certain information contained in the definitive proxy statement for the registrant's Annual Meeting of Stockholders is incorporated by reference into Part III hereof.

TABLE OF CONTENTS

PART I

PART II

PART III

PART IV

PART I

Unless otherwise specified, or the context otherwise requires, the references in this Annual Report on Form 10-K for the fiscal year ended March 31, 2025 ("Annual Report") to "our company," "we," "us," "our" or "CSWI" refer to CSW Industrials, Inc. together with our wholly-owned subsidiaries.

ITEM 1: BUSINESS

General

CSWI is a diversified industrial growth company with a strategic focus on providing niche, value-added products in the end markets we serve. We operate in three business segments: Contractor Solutions, Specialized Reliability Solutions and Engineered Building Solutions. Our products include mechanical products for heating, ventilation, air conditioning and refrigeration ("HVAC/R"), plumbing products, grilles, registers and diffusers ("GRD"), building safety solutions and high-performance specialty lubricants and sealants. End markets that we serve include HVAC/R, architecturally-specified building products, plumbing, general industrial, energy, rail transportation, mining and electrical. Our manufacturing operations are concentrated in the United States ("U.S."), Vietnam and Canada, and we have distribution operations in the U.S., Australia, Canada and the United Kingdom ("U.K."). Our products are sold directly to end-users or through designated channels in over 100 countries around the world, primarily in the U.S., Canada, the U.K. and Australia.

Drawing on our innovative and proven technologies, we seek to deliver solutions primarily to our contractors that place a premium on superior performance and reliability. We believe our brands are well known in the specific end markets we serve and have a reputation for high quality. We rely on both organic growth and inorganic growth through acquisitions to provide an increasingly broad portfolio of performance optimizing solutions that meet our customers' ever-changing needs. We have a successful record of making attractive and synergistic acquisitions that support expansion of our broad portfolio of solutions, and we remain focused on identifying additional acquisition opportunities in our core end markets.

Through our operating companies, we have a well-established legacy of providing high quality products accompanied by dependable service and attention to customer satisfaction. We also have a long history of innovation, through which we have developed a robust line of products to solve our customers' specific challenges. These products are distributed through an extensive wholesale distribution network serving the HVAC/R, architecturally-specified buildings products, plumbing, general industrial, energy, rail transportation, mining and electrical end markets. Our desire to develop solutions for our contractors, combined with the differentiated nature of our niche product offerings, drives loyalty to our brands.

CSWI is a Delaware corporation and was incorporated in 2014 in anticipation of CSWI's separation from Capital Southwest Corporation ("Capital Southwest"). Our well-established operating companies provide a collective history that spans more than a century. The separation was executed on September 30, 2015 through a pro-rata share distribution of all the then outstanding shares of common stock of CSWI to the holders of common stock of Capital Southwest (the "Share Distribution"). Since the separation, CSWI has been an independent, publicly-traded company, listed on the Nasdaq Global Select Market. On April 29, 2025, we announced our intention to transfer the listing of our common stock from the Nasdaq Global Select Market to the New York Stock Exchange, effective on or about June 9, 2025. CSWI common stock will trade on the New York Stock Exchange under the stock symbol "CSW".

Recent Developments

On May 2, 2025, the Company entered into a Third Amended and Restated Credit Agreement with JPMorgan Chase Bank, N.A., as administrative agent, and other lenders party thereto. The Third Amended and Restated Credit Agreement renewed the Company's existing Revolving Credit Facility, which refreshed the term for five years and increased the commitment to $700.0 million. Refer to Note 8 for additional information.

On May 1, 2025, the Company completed the acquisition of 100% of the equity interests of Aspen Manufacturing, LLC. In accordance with the terms of the acquisition agreements, we paid an aggregate purchase price of approximately $330.4 million, including cash consideration, estimated working capital true-up payment and opening cash, which was funded with a combination of cash on hand and borrowings under our existing Revolving Credit Facility, as defined in Note 8. Aspen Manufacturing is one of the largest independent evaporator coil and air handler manufacturers for the HVAC/R industry and is a recognized leader in product quality and indoor comfort. Aspen Manufacturing's current product suite includes a vast range of high-quality residential and light commercial evaporator coils, blowers, and air handling units for single-family, multi-family, and manufactured homes. Aspen Manufacturing will be included in our Contractor Solutions segment after the acquisition date.

Business Segments

Our business is organized into three reportable segments: Contractor Solutions, Specialized Reliability Solutions and Engineered Building Solutions.

The table below provides an overview of these business segments. For financial information regarding our segments, see Note 20 to our consolidated financial statements included in Item 8 Financial Statements and Supplementary Data ("Item 8") of this Annual Report.

Business Segment	Key End Use Markets
Contractor Solutions	• HVAC/R • Plumbing • General Industrial • Architecturally-Specified Building Products • Electrical
Specialized Reliability Solutions	• Energy • General Industrial • Mining • Rail Transportation
Engineered Building Solutions	• Architecturally-Specified Building Products

Contractor Solutions

Our Contractor Solutions segment manufactures efficiency and performance enhancing products predominantly for residential and commercial HVAC/R and plumbing applications, which are designed primarily for the professional trades. It provides an innovative line of installation and service products designed to create efficiency and expediency for the professional trades. Our Contractor Solutions segment is strategically positioned to grow in each market served by leveraging our sales channels and distribution networks. HVAC/R contractors ask for our products by name, and the professional trades have been using our industry-leading solutions for generations. We manufacture the majority of our mechanical and chemical products internally, we strategically engage third-party manufacturers for outsourced products and we act as a master distributor for certain products. We ensure the quality of internally- and externally-manufactured products through our stringent quality control review procedures backed by our "RectorSeal to the Rescue" commitment around quality, warranty and differentiated support.

Our key product types and brand names are shown below in alphabetical order:

Product Types	Brand Names
• condensate pads, pans and pumps	• AquaGuard®
• condensate switches and traps	• Aspen Manufacturing™*
• drain management systems	• Aspen® Pumps**
• drain waste and vent systems mechanical products	• Clean Check®
• ductless mini-split systems installation support tools and accessories	• Cover Guard™
• electrical protection for HVAC	• Desolv™
• evaporator coils and air handlers*	• Dust Free®
• grilles, registers, diffusers and vents	• EZ Trap®
• installation supplies for HVAC	• Falcon Stainless®
• line set covers	• Fortress®
• load management systems	• Goliath®
• maintenance chemicals for HVAC	• G-O-N®
• refrigerant caps	• Guardian Drain Lock®
• solvents, cements, traps, vents, and thread sealants	• Hubsett™
• surge protection products	• Kickstart®
• wire pulling head tools	• Leak Freeze®
	• No. 5®
	• Novent®
	• PF WaterWorks™
	• PRO-Fit®
	• PSP Products™
	• RectorSeal®
	• Safe-T-Switch®
	• Shoemaker Manufacturing®
	• Slimduct®
	• SureSeal®
	• TRU-BLU™
	• TRUaire®

*Acquired May 1, 2025. Refer to Note 21 for further details.
**We are the exclusive US distributor of this brand

New Product Development – Customer experience is a core competency in our Contractor Solutions segment. We gather "voice of the customer" market research through organized focus groups and online surveys, as well as through less formal channels. Ideas for new products or enhancements to existing products are also generated by our relationships with end-users, independent sales representatives, distributors and our internal sales and marketing team. We also actively monitor the competitive landscape and develop new products and modify existing products in our research and development ("R&D") labs co-located with our manufacturing sites in Brookshire, Texas, Dong Nai, Vietnam; Fall River, Massachusetts; Houston, Texas; Humble, Texas; Manassas, Virginia; Royse City, Texas; and Cle Elum, Washington.

Competition – Our competition in the Contractor Solutions segment is varied. Competitors range from small entrepreneurial companies with a single product, to large multinational original equipment manufacturers ("OEMs"). In the products serving the HVAC/R end market category, we compete with DiversiTech, DuraVent, Intermatic, Little Giant, NSI Industries, Nu-Calgon, RGF and others. In the products serving the plumbing end market category, we compete with BrassCraft, IPS, J.R. Smith, Mainline, Oatey and others. Most of our products are sold through distribution channels, and we compete in this space by leveraging the breadth of our product lines, customer service and pricing.

Customers – Our primary customers are wholesalers and distributors in the HVAC/R and plumbing end markets. Some of these are single location distributors, while the majority are regional or national distributors with up to hundreds of locations. Our products are generally sold domestically; however, a small portion is sold internationally through similar channels. A small number of OEMs purchase these products directly.

Seasonality – A significant portion of our products are sold into the HVAC/R market, which is seasonal by nature. While products are sold throughout the year, revenues tend to peak during the spring and summer months.

Specialized Reliability Solutions

Our Specialized Reliability Solutions segment provides products for increasing the reliability, efficiency, performance and lifespan of industrial assets. Through our commercial team and supply chain partners, our Specialized Reliability Solutions segment delivers products that protect assets in the most demanding environments and extreme conditions and solve equipment maintenance challenges. Our customers depend on their mission-critical equipment, and thus they depend on our trusted specialty lubricants, compounds, sealants, desiccant breather filtration products, and lubrication management systems. Our Specialized Reliability Solutions segment manufactures and supplies highly specialized consumables that impart or enhance properties such as lubricity, anti-seize qualities, friction, sealing and heat control. These high performance products are typically used in harsh operating conditions, including extreme heat and pressure and chemical exposure, where commodity products would fail. These products help minimize maintenance down-time, protect and extend the working life of large capital equipment such as cranes, rail transportation systems, mining equipment, oil rigs and rotating and grinding equipment found in various industrial segments such as steel mills, canning and bottling, mining and cement. These products enhance, repair or condition the internal working systems of industrial systems and are critical to ensuring safe, efficient and effective long-term operational integrity.

Our key product types and brand names are shown below in alphabetical order:

Product Types	Brand Names
• anti-seize products	• AccuTrack®
• compounds, lubricants and sealants	• Air Sentry®
• contamination control	• BioRail®
• desiccant breather filtration products	• Deacon®
• industrial maintenance and repairs	• Envirolube® XE Extreme
• lubricant management systems	• Extreme®
• operations solutions	• Gearmate® 1000 ICT
• rail friction modifiers	• Jet-Lube®
• sealants	• Kopr-Kote®
	• Matrix®
	• NCS-30® ECF™
	• OilSafe®
	• RailArmor®
	• Run-N-Seal® ECF™
	• TOR Armor®
	• Whitmore®

New Product Development – We develop relationships with end-users and channel partners to understand a multitude of operating conditions where technical innovation or enhancement is needed. For example, these relationships have generated innovation in the areas of modifying existing lubrication products to operate in arctic conditions or modifying an existing product for use in an application where saltwater may be present. The development team is located in Rockwall, Texas and actively targets additional end markets for product use and penetration.

Competition – In general, our products demand premium valuation, as compared to commodity products, and competitors tend to be varied and include global, regional and local companies that may be large or small. We compete primarily on the basis of product differentiation, superior performance and quality and customer-centric service. When compared to many commodity consumables, the product sales cycle is often long, typically resulting in quantified, verified and repeat product performance being the key driver of buying decisions, rather than price. As these products protect and enhance the operation of large capital equipment, qualification is based on the proof of value in application, resulting in a high changeover risk barrier. Typical competitors include Exxon-Mobil, Fuchs, Kluber, Shell and South Coast Products.

Customers – Specialized Reliability Solutions products are primarily sold through value-added distribution partners, as well as maintenance and repair operations or catalog channels. Our Specialized Reliability Solutions' organization provides both market-specific and product line specific training to both the distribution partners and potential end-users. Our specialists often visit end-users with distribution partners to advise on critical application issues, which enhances our ability to both "pull" demand from the end-user and "push" demand to distributor partners. Specialized Reliability Solutions' customers include petrochemical facilities, industrial manufacturers, construction companies, utilities, plant maintenance customers, building contractors and rail and mining operators, among others.

Engineered Building Solutions

Our Engineered Building Solutions segment provides primarily code-driven, life-safety products that are engineered to provide aesthetically-pleasing solutions for the construction, refurbishment and modernization of commercial, institutional and multi-family residential buildings. Our Engineered Building Solutions segment is a market leader in providing architects, contractors and other construction professionals with unique solutions that meet code requirements and support life safety, while adding functionality, performance, and aesthetically-pleasing designs. The safety and sustainability of our engineered building products enables them to be easily incorporated into the Leadership in Energy and Environmental Design ("LEED") building market.

Our key product types and brand names are shown below in alphabetical order:

Product Types	Brand Names
• architectural railings and metals	• Balco® Expansion Joint Systems
• fire and smoke protection solutions	• BlazeSeal™
• fire stopping solutions	• Greco® Architectural Railings & Metals
• pre-engineered and custom architectural building components	• IllumiTread®
	• Metacaulk®
	• MetaflexPro™
	• Smoke Guard® Elevator Protection
	• Smoke Guard® Large Curtain Solutions
	• Smoke Guard® Perimeter Protection

New Product Development – Strategic investment in new product innovation, technical advancement, and customer-driven product development enhances demand for our products and enriches relationships with end-users. Development teams are located in Boise, Idaho; Hudson, Florida; Wichita, Kansas and Windsor Ontario, Canada.

Competition – Our products generally demand premium valuation. We compete primarily on the basis of competitive lead times, superior custom specification standards and customer-centric service, which we believe are the key drivers of our customers' buying decisions. In the fire and smoke protection solutions category, we compete with McKeon, US Smoke & Fire, Won Door and others, typically based on product quality, knowledge of building codes and customer service. In the architecturally-specified building component, we compete primarily with Construction Specialties, Emseal and InPro on the basis of product quality, price and driving architectural specifications.

Customers – Fire and smoke protection products are sold through internal sales and installation teams, as well as local building products distributors that also perform installations and service. Architecturally-specified building components and fire stopping solutions are primarily sold through independent sales representatives and building product distributors to general contractors or subcontractors. Engineered Building Solutions' end use customers include multi-family residential buildings, educational facilities and institutions, warehouses, construction companies, plant maintenance companies, building contractors and repair service companies, among others.

Our Competitive Strengths

As discussed in this section, we believe we have a variety of competitive strengths.

Broad Portfolio of Industry Leading Products and Solutions

In our targeted end markets, we have industry-leading positions among our broad portfolio of products. We believe our products and solutions are differentiated from those of our competitors by superior performance, quality and total value delivered to customers. For example, RectorSeal's No. 5® pipe thread sealant is widely regarded as an industry standard for thread sealants for HVAC/R, plumbing and electrical applications. Additionally, we believe Whitmore's Kopr-Kote® anti-seize lubricant is recognized as the anti-seize compound of choice for use in oil and gas drilling operations, where it is requested by name.

Organic Revenue Growth Platform and Optimizing Performance

We focus on developing our presence in end markets with strong growth trends, continuously evaluating the potential uses of existing products to broaden end market penetration. We historically have a loyal customer base that recognizes the performance results and quality of our products and solutions. Further, our customer base is diverse. For the year ended March 31, 2025, no single customer represented 10% or more of our net revenues.

These factors have enabled us to generate strong organic revenue growth performance, while remaining focused on strong profitability through optimizing our manufacturing processes. This effort is supported by a culture of continuous improvement, which looks to refine processes in all of our manufacturing facilities to reduce manufacturing costs, increase production capacity and improve product quality. Additionally, we often evaluate strategic investments to drive transformational changes in our manufacturing processes. For example, in all of our reportable segments, we have taken actions to consolidate our manufacturing footprint and distribution centers in order to optimize capacity, improve efficiency and leverage technologies while enhancing product quality.

Diverse Sales and Distribution Channels

Many of our products are sold through full-service distribution networks where product knowledge and customer satisfaction are key success factors. We primarily market through a network of both internal and third-party sales representatives that call on our wholesale distributors, contractors and direct customers. The strong, long-term relationships we have developed with our wholesale distribution partners and exclusive dealers position us to successfully introduce organically developed products and acquired products. In addition, our extensive distribution network allows us to reach and serve niche end markets that provide organic growth opportunities and a source of opportunities for our acquisition strategy.

Inorganic Growth Investment with Proven Track Record

We believe our experience in identifying, completing and integrating acquisitions is one of our core competitive strengths, as evidenced by our portfolio of 17 acquisitions completed since the inception of the Company. Historically, we have pursued product-line acquisitions with relatively low integration risk that have the potential to benefit from our extensive distribution network and manufacturing efficiencies. More recently, we began targeting commercially-proven products and solutions that are attractive in our existing end markets where we can drive revenue growth, improved profitability and increased cash flow.

On May 1, 2025, we acquired 100% of the outstanding equity of Aspen Manufacturing, LLC, based in Humble, Texas, whose current product suite includes a vast range of high-quality residential and light commercial evaporator coils, blowers, and air handling units for single-family, multi-family, and manufactured homes. In the third quarter of fiscal year ended March 31, 2025, we acquired the assets of PF WaterWorks, L.P., based in Houston, Texas, which offers drain management solutions that expand and complement our existing plumbing products portfolio. In the second quarter of fiscal year ended March 31, 2025, we acquired the assets of PSP Products, Inc., based in Manassas, Virginia, which offers surge protection and load management products to supplement our existing HVAC/R product offerings. In the fourth quarter of fiscal year ended March 31, 2024, we acquired 100% of the outstanding equity of Dust Free, LP., based in Royse City, Texas, which offers an extensive line of patented products for residential and commercial indoor air quality and HVAC/R applications. In the third quarter of fiscal year ended March 31, 2023, we acquired 100% of the outstanding equity of Falcon Stainless, Inc, based in Temecula, California, which offers products that enhance water flow delivery. In the second quarter of fiscal year ended March 31, 2023, we acquired the assets of Cover Guard, Inc. and AC Guard, Inc., based in Orlando, Florida, which offer lineset covers and HVAC/R condenser protection cages. We invested almost $200.0 million for the multiple acquisitions made in fiscal years 2023, 2024 and 2025.

Culture of Product Enhancement and Customer-Centric Solutions

Our highly-trained and specialized personnel work closely with our customers, industry experts and research partners to continuously improve our existing products to meet evolving customer and end market requirements. We focus on product enhancements and product line extensions that are designed to meet the specific application needs of the professional trades. Customer-centric solutions underpin our strong industrial brands and reputation for high quality products, in turn leading us to realize improved customer retention and loyalty. Further, our ability to meet the needs of high-value, niche end markets with customized solutions that leverage our existing products has enabled us to differentiate ourselves from larger competitors that may not be as willing or able to respond quickly to evolving customer demands.

Our Growth Strategy

We are focused on creating long-term stockholder value by increasing our revenue, profitability and cash flow. Identifying strategic end markets yielding sustainable growth, expanding market share through our new product development and targeted acquisitions are all components of our strategy.

We Leverage Existing Customer Relationships and Products and Solutions

We expect to drive revenue growth by leveraging our reputation for providing high quality products to our broad customer base. Our team of sales representatives, engineers and other technical personnel continues to proactively collaborate with our distributors and contractors to enhance and adapt existing products and solutions to meet evolving customer needs. In addition, we seek to leverage our existing customer base to cross-sell our products and solutions across our three business segments, thereby driving organic growth.

We Innovate New Products to Accelerate Organic Growth

The collaborative relationships and open feedback channels we have with our distributors and end-users allow us to add value not only through enhancing and adapting existing products and solutions, but also through efficiently developing new products and solutions to meet existing and future customer needs. Our team of R&D, sales and marketing personnel work together to identify product opportunities and methodically pursue development of innovative new products. Through the development of new products and solutions to both address new markets and complement our product portfolio in markets we currently serve, we create increased opportunities to drive organic growth.

We Invest in Focused Acquisitions that Leverage our Distribution Channels

While we are focused on new product development, improving our existing products and penetrating new markets with these products, we expect to continue to identify and execute acquisitions that will broaden our portfolio of products and offer attractive risk-adjusted returns. We primarily focus on commercially-proven products and solutions that would benefit from a broader distribution network and are attractive to customers in our targeted end markets. Once acquired, we strive to utilize our extensive distribution networks to increase revenue by selling those products and solutions to our diversified customer base.

Raw Materials and Suppliers

We rely on suppliers and commodity markets to secure components and raw materials such as base oils, copper flakes, steel, aluminum, polyvinyl chloride and tetra-hydrofuran. We acquire raw materials and components from numerous sources, and we do not depend on a single source of supply for any significant amount of raw materials and components. Utilizing our supply chain management experience and expertise, we continue to take proactive steps to limit the impact of current and anticipated supply chain challenges, including the imposition of new or increased tariffs and duties on exported and imported goods. We also work closely with our suppliers to ensure availability of products and implement other cost-saving initiatives, and we invest in our operations and supply chain to mitigate risk with a focus on the diversification of critical components.

Intellectual Property

We own and maintain a substantial portfolio of trademarks and patents relating to the names, designs and configurations of our products. We consider our trademarks and patents to be valuable assets. In addition, our pool of proprietary information, consisting of know-how and trade secrets related to the design, manufacture and operation of our products, is considered particularly valuable. Accordingly, we take proactive measures to protect proprietary information. In aggregate, we own the rights to the products that we manufacture and sell and are not materially encumbered by licensing or franchise agreements. Our trademarks can typically be renewed indefinitely as long as they remain in use, whereas our patents generally expire 10 to 20 years from the dates they were filed. Our patents expire from time to time, but we do not believe that the expiration of any individual patent will have a material adverse impact on our business, financial condition or results of operations.

Export Regulations

We are subject to export control regulations in countries from which we export products and services. These controls may apply by virtue of the country in which the products are located or by virtue of the origin of the content contained in the products. The level of control generally depends on the nature of the goods and services in question. Where controls apply, we typically need an export license or authorization (either on a per-product or per-transaction basis) or the transaction must qualify for a license exception or the equivalent. In certain cases corresponding reporting requirements may apply. See Note 20 to our consolidated financial statements included in Item 8 of this Annual Report for financial and other information regarding our operations on a geographical basis.

Human Capital Management

We believe that our employees are our most valuable assets and that our skilled, engaged workforce provides us with a competitive advantage. As part of our commitment to our employees, we provide a safe work environment, ongoing training and professional development, competitive compensation and a generous health and retirement benefits package that includes an employee stock ownership plan ("ESOP"), a defined contribution plan ("401(k)"), paid time off and health and wellness care.

As of March 31, 2025, we employed approximately 2,600 individuals globally. Regionally, approximately 1,200 of our employees are in North America, approximately 1,400 are in Asia Pacific, and approximately 10 are in Europe, the Middle East and Africa. Our workforce is made up of approximately 500 salaried employees and 2,100 hourly employees. Of these employees, approximately 1.4% of our U.S. workforce is represented by unions. We also have an employee organization in Vietnam. We believe that relations with our employees throughout our operations are generally positive, including those employees represented by unions or employee organizations. No unionized facility accounted for more than 10% of our consolidated revenues for the fiscal year ended March 31, 2025.

We assess employee engagement through targeted surveys, which provide feedback on a variety of subjects including safety, communications, performance management, development opportunities, respect and recognition and management support. The survey results are reviewed by our senior leadership team and shared with our managers and employees who collaborate to act on identified areas of improvement to implement measures of success. About 82% of our employees participated in our fiscal 2025 survey, which was conducted through Great Place To Work®. Employee feedback from the survey indicated our overall employee engagement score remains high and in February 2025, we received the Great Place To Work® Certification™, marking the third consecutive year that we have received the award. While we continuously work to build on our Company's strong culture, our scores indicate that we are continuing to raise the bar to increase pride, optimism and engagement across the Company and strive to create the best employee experience.

As a result of maintaining a consistent focus on our employee-centric culture, the retention rate (excluding retirements) for our high performance talent in the fiscal year ended March 31, 2025 was 94%. Our company-wide (all employees) voluntary retention rate (excluding retirements) was 85%, representing a 2% improvement from the prior fiscal year.

Workplace Health and Safety

We are committed to creating and maintaining a safe, healthy working environment, and we have developed a health and safety program that focuses on implementing policies and training programs to ensure that all employees understand this commitment. We maintain a global Environmental, Health & Safety policy that is applicable to all our employees, operations and activities. Our health and safety strategies are consistently reviewed and updated as changes occur in our business, and employees are empowered to identify and report safety concerns and take corrective actions. Safety awareness and employee engagement programs have been implemented at the Company's facilities and have generated meaningful reductions in workplace safety incidents. In particular, we have continued to focus on the health and safety practices at our Vietnam facility since the acquisition in December 2020 through training and equipment upgrades. In April, 2025, our Vietnam facility reached an impressive milestone by maintaining zero lost time incidents for a duration of 1,000 days. This notable accomplishment exemplifies the dedication and commitment of our team to uphold the highest standards of safety and operational excellence, and highlights the effectiveness of the implemented safety measures and the continuous efforts to enhance operational practices. The milestone reached by our Vietnam facility is indicative of the Company's broader commitment to fostering a culture of safety and excellence, which is integral to our operational strategy.

For the calendar year ended December 31, 2024, our total recordable incident rate ("TRIR") for employees was 1.2, which was a slight increase over the prior calendar year as we integrated newly acquired businesses and brought their safety programs up to our high standards. More impressively, our lost time incident rate ("LTIR") in calendar 2024 was 0.06, a marked improvement over our LTIR of 0.14 in calendar 2023 and our best performance on record. For the first three months of calendar 2025, our TRIR was 0.8 and our LTIR was 0.13, demonstrating our consistent, sharp focus on safety performance and improving the safety performance of acquired companies.

Training, Development and Ethics

Consistent with our belief that our employees are our most valuable assets, developing our people is a critical aspect of our culture. Successful execution of the Company's strategy depends on attracting and retaining highly qualified individuals. We provide developmental opportunities to help our employees build the skills necessary to reach their career goals, including on-the-job training, online learning, professional memberships, and leadership and management training. To help our employees see how their efforts contribute to our Company's overall success, we utilize a robust performance management process and provide regular feedback to increase engagement and maximize talent development efforts. We have also established various talent development programs for current and future leaders during the critical stages of their careers.

Our core values of accountability, citizenship, teamwork, respect, integrity, stewardship, and excellence form the foundation for our decentralized, entrepreneurial culture, and our Code of Business Conduct (our "Code") represents our shared commitment to living out these core values with the highest level of ethical conduct. All our employees across the globe, including our executive officers, are required to abide by our Code to ensure that our business is conducted in a consistently legal and ethical manner. Our Code covers many topics, including conflicts of interest, anticorruption, financial reporting, confidentiality, insider trading, antitrust and competition law, cybersecurity and information security, appropriate use of social media, and respect in the workplace. Every year, through online and in-person training, our employees receive training on all topics addressed in our Code, and they are required to certify that they will comply with our Code.

Compensation and Benefits

We strive to support both the short-term and long-term well-being of our employees. This commitment extends to the communities in which our employees live, where we are positive, active corporate citizens. A key element of employee well-being is providing compensation and benefits for our employees that are competitive and equitable based on local markets. Our compensation program includes market-aligned salary grades, an annual incentive compensation program for the majority of our employees, referral and rewards incentive programs available to employees based on job function, premium pay for employees working extended hours and a long-term incentive plan ("LTIP") for select employees. We analyze our compensation and benefits program annually, and make changes as necessary, to ensure we remain competitive. We believe maintaining competitive pay and benefits for our employees is important to promote professional excellence and career progression.

As part of our comprehensive total rewards program, our employees are eligible to participate in Company-subsidized medical, dental, vision, life, short-term and long-term disability insurance plans. We provide employees with a paid supplemental life and accident insurance plan and we offer employees the opportunity to contribute to a Flexible Spending Account and a Health Savings Account. Our wellness plan offers a range of programs focused on improving health awareness and well-being. Helping our employees stay healthy and safe is a priority, and our quarterly wellness challenges engage employees and often incorporate community-outreach efforts and special events. In calendar year 2024, Cigna recognized our wellness program with their Gold-level Healthy Workforce Designation marking the fourth consecutive year that we have received Cigna's highest honor.

Our retirement savings program includes a 401(k) plan and an Employee Stock Ownership Plan ("ESOP"). Our 401(k) plan has a 93% participation rate, which is significantly higher than the recognized industry benchmark of approximately 64% according to Principal's manufacturing benchmark. During the fiscal year ended March 31, 2025, we started offering enhanced retirement benefits to our workforce of approximately 1,400 employees in Vietnam and became a pioneer in bringing such benefit to our employees. These benefits are performance-based and constitute an integral component of the Company's profit-sharing philosophy. Current and former domestic employees who have participated in our ESOP collectively own approximately 3% of the company. We believe this ESOP strongly aligns the interests of our employees with those of our stockholders.

We maintain a culture that engages and rewards the performance of key leaders that is supported through LTIP, an equity compensation plan through which employees receive equity awards in the form of restricted common stock and performance shares. More than 100 employees received one or both of these forms of equity awards in fiscal 2025. Our equity compensation plans are designed to promote long-term performance, as well as to create long-term employee retention, continuity of leadership and an ownership culture whereby management and employees think and act as shareholders of the Company.

We believe that the compensation, benefits, and other components of our total rewards program provided to our employees give us a competitive edge and differentiate us in a challenging labor market. We seek to recruit and retain high performing talent and provide safe, secure and dignified retirements for our employees.

Government Regulations

Our operations are subject to certain foreign, federal, state and local regulatory requirements relating to environmental, waste management, labor and health and safety matters. Management believes that our business is operated in material compliance with all such regulations. To date, the cost of such compliance has not had a material impact on our capital expenditures, earnings or competitive position or that of our operating subsidiaries. While we have implemented policies, practices and procedures to prevent and mitigate risks, violations may occur in the future as a result of human error, equipment failure or other causes. Further, we cannot predict the nature, scope or effect of future environmental legislation or regulatory requirements that could be imposed, or how existing or future laws or regulations will be administered or interpreted.

There continues to be uncertainty regarding overall macroeconomic conditions, including increased geopolitical tensions, risk of recessions, and the effects of potential trade policies, including tariffs. Since February 2025, the current United States presidential administration has imposed or threatened to impose tariffs in various jurisdictions. In April 2025, the President of the United States issued an executive order to regulate imports by imposing reciprocal country specific tariffs on multiple nations around the world, including Vietnam and China. A further executive order issued in April 2025 paused the implementation of the country specific tariffs on Vietnam and many other countries for 90 days, maintaining a 10% global baseline tariff, while the United States works with its trade partners to negotiate new trade agreements. Significant tariffs remain in effect between the U.S. and China. The current situation is dynamic, and it is unknown if the United States and its trade partners will reach an agreement to further pause, reduce or eliminate the pending tariffs. Should these tariffs be enacted they could have a material impact on our future net sales, cost of goods sold in the United States, profit and cash flow. The ultimate effect will be dependent on the magnitude and duration of the tariffs and the countries implicated, as well as our ability to mitigate their impact, where we continue to actively assess and implement mitigation options.

Available Information

We file annual, quarterly and current reports, proxy statements and other information with the U.S. Securities and Exchange Commission ("SEC"). Our SEC filings are available to the public at the SEC's website (www.sec.gov). We also make these filings available free of charge on our website (www.cswindustrials.com) as soon as reasonably practicable after we electronically file those documents with the SEC.

Also available on our website are our Corporate Governance Guidelines and Code of Business Conduct, as well as the charters for the Audit, Compensation & Talent Development, and Nominating & Corporate Governance Committees of our Board of Directors and other important governance documents. All of the foregoing may be obtained through our website noted above and are available in print without charge to stockholders who request them. The information on or accessible through our website is not incorporated by reference into, or otherwise made part of, this Annual Report or any other document we file with or furnish to the SEC.

ITEM 1A: RISK FACTORS

Consider carefully the following risk factors, which we believe are the principal risks that we face and of which we are currently aware, and the other information in this Annual Report, including our consolidated financial statements and related notes to those financial statements. It is possible that additional risks and uncertainties not presently known to us, or that we currently deem immaterial, may also impair our business operations.

Market, Economic and Geopolitical Risks

Changes in global trade policy and the impact on tariffs may have a material adverse effect on our business and results of operations.

We have significant manufacturing operations in Vietnam, in addition to using third parties located in China and elsewhere outside the United States to manufacture some of our products. Since February 2025, the current United States presidential administration has imposed or threatened to impose tariffs in various jurisdictions. In April 2025, the President of the United States issued an executive order to regulate imports by imposing reciprocal country specific tariffs on multiple nations around the world, including Vietnam and China. A further executive order issued in April 2025 paused the implementation of the country specific tariffs on Vietnam and many other countries for 90 days, maintaining a 10% global baseline tariff, while the United States works with its trade partners to negotiate new trade agreements. Significant tariffs remain in effect between the U.S. and China. The current situation is dynamic, and it is unknown if the United States and its trade partners will reach an agreement to further pause or eliminate the pending tariffs. Tariffs or other trade restrictions may lead to continuing uncertainty and volatility in U.S. economic conditions and commodity markets, declining consumer confidence, significant inflation and diminished expectations for the economy, and ultimately reduced demand for our products. Such conditions could have a material adverse impact on our future net sales, cost of goods sold in the United States, profit and cash flow. The ultimate effect will be dependent on the magnitude and duration of the tariffs and the countries implicated. The Company is evaluating the potential impacts of these tariffs, as well as assessing and implementing options to mitigate any potential impact. Changing our operations in accordance with new or changed trade restrictions can be expensive, time-consuming, disruptive to our operations and distracting to management. Such restrictions have been, and in the future may be, announced, amended, paused, reinstated or rescinded with little or no advance notice, and we may not be able to mitigate all adverse impacts from such measures, effectively.

The industries in which we operate are highly competitive, and many of our products are in highly competitive markets. We may lose market share to producers of other products that directly compete with or that can be substituted for our products.

The industries in which we operate are highly competitive, and we face significant competition from both large domestic and international competitors and from smaller regional competitors. Our competitors may improve their competitive position in our served markets by successfully introducing new or substitute products, improving their manufacturing processes or expanding their capacity or manufacturing facilities. Further, some of our competitors benefit from advantageous cost positions that could make it increasingly difficult for us to compete in markets for less-differentiated applications. If we are unable to keep pace with our competitors' products and manufacturing process innovations or cost position, our financial condition and results of operations could be materially adversely affected.

Certain end markets that we serve are cyclical, which can cause significant fluctuations in our results of operations and cash flows.

The cyclical nature of the supply and demand balance of certain end markets that we serve, including HVAC/R, general industrial, construction, energy, rail transportation and mining, poses risks to us that are beyond our control and can affect our operating results. These markets are highly competitive; are driven to a large extent by end-use markets; are affected by distributor stocking behaviors; and may experience overcapacity, all of which may affect demand for and pricing of our products and result in volatile operating results and cash flows over our business cycle. Our operations and earnings may also be affected by changes in oil, gas and petrochemical prices and drilling activities, which depend on local, regional and global events or conditions that affect supply and demand for the relevant commodity. Product demand may not be sufficient to utilize current or future capacity. Excess industry capacity may continue to depress our volumes and margins on some products. Our operating results, accordingly, may be volatile as a result of excess industry capacity, as well as from rising energy and raw materials costs.

Growth of our business will depend in part on market awareness of our industrial brands, and any failure to develop, maintain, protect or enhance our industrial brands would hurt our ability to retain or attract customers.

We believe that building and maintaining market awareness, brand recognition and goodwill is critical to our success. This will depend largely on our ability to continue to provide high-quality products, and we may not be able to do so effectively. Our efforts in developing our industrial brands may be affected by the marketing efforts of our competitors and our reliance on our independent dealers, distributors and strategic partners to promote our industrial brands effectively. If we are unable to cost-effectively maintain and increase positive awareness of our industrial brands, our businesses, results of operations and financial condition could be harmed.

Climate change could have an adverse effect on our business.

While we seek to mitigate our business risks associated with climate change, we recognize that there are inherent climate-related risks wherever business is conducted, and climate change could create physical and financial risk to our business. Physical risks from climate change could, among other things, include an increase in extreme weather events (such as floods, droughts, tornadoes or hurricanes), limitations on availability of water and reliable energy, and the health and well-being of individuals in communities where we conduct business. Such events have the potential to disrupt our business, our third-party suppliers or the businesses of our customers, which in turn could have an adverse effect on our financial condition and results of operations.

Climate change regulations may impact our ability to operate at a profit and harm our operating margins.

Increased global focus on climate change may result in the imposition of new or additional regulations or requirements applicable to, and increased financial and transition risks for, our business and the industries in which we operate. California has enacted climate disclosure laws that, if not modified or rescinded, will require us to report our greenhouse gas emissions and climate change-related financial risks beginning in 2026. A number of other government authorities and agencies have introduced, or are contemplating, regulatory changes to address climate change, including the regulation and disclosure of greenhouse gas emissions. For example, on March 6, 2024, the SEC adopted final rules to enhance and standardize climate-related disclosures by requiring registrants to disclose certain climate-related information in registration statements and periodic reports. On March 21, 2024, the Judicial Panel on Multidistrict Litigation issued an order consolidating the petitions for review in the U.S. Court of Appeals for the Eighth Circuit; and, on April 4, 2024, the SEC issued an order that the climate-related disclosure rules were stayed pending the completion of judicial review of the consolidated Eighth Circuit petitions. On March 27, 2025, the SEC terminated its defense of the rules, and on April 24, 2025, the Eighth Circuit paused the litigation and directed the SEC to explain its plan for the rules in a July 2025 status report. If the rules become effective, we will be required to provide the enhanced climate-related disclosures.

The outcome of new legislation or regulation in the U.S. and other jurisdictions in which we operate may result in fees or restrictions on certain activities or materials and new or additional requirements, including directives to fund energy efficiency activities or renewable energy use and to disclose information regarding our greenhouse gas emissions performance, renewable energy usage and efficiency, waste generation and recycling rates, climate-related risks, opportunities and oversight and related strategies and initiatives across our global operations. The cost of compliance with stringent climate change regulations could adversely affect our ability to compete with companies in locations that are not subject to stringent climate change regulations. Existing and future climate change-driven environmental and social regulations may negatively impact our business, customers, or suppliers, in terms of availability and cost of natural resources and raw materials, product demand, or manufacturing. Despite our efforts to timely comply with climate change initiatives, implement measures to improve our operations and execute on our related strategies and initiatives, any actual or perceived failure to comply with new or additional requirements or meet stakeholder expectations with respect to the impacts of our operations on the environment and related strategies and initiatives may result in adverse publicity and increased litigation risk, which could adversely impact our business, financial condition, results of operation and cash flow.

Business, Operations and Human Capital Risks

Our attempts to address evolving customer needs require that we continually enhance our products. Our efforts to enhance our products may not be commercially viable and failure to develop commercially successful products or keep pace with our competitors could harm our business and results of operations.

A failure to develop commercially successful products or product enhancements or to identify product extensions could materially adversely affect our financial results. If our attempts to develop or enhance products are unsuccessful, we may be unable to recover our development costs, which could have an adverse effect on our business and results of operations. In addition, our inability to enhance or develop products that can meet the evolving needs of our customers could cause our products to lag behind those of new or existing competitors, could reduce demand for our products and may have a material adverse effect on our business and results of operations.

Our international sales and manufacturing operations, including our use of third-party manufacturers for certain products that we sell, involve inherent risks that could result in harm to our business.

We have worldwide sales and manufacturing operations in North America, Europe, the Middle East, Australia and Asia. We also use third parties to manufacture certain of our products, most of which are located in jurisdictions outside the United States, including China. Foreign sales and manufacturing are subject to a number of risks, including political and economic uncertainty, social unrest, sudden changes in laws and regulations (including those enacted in response to pandemics and those that may be related to climate change or otherwise), ability to enforce existing or future contracts, labor shortages and work stoppages, natural disasters, currency exchange rate fluctuations, transportation delays or loss or damage to products in transit, expropriation, nationalization, business disruptions due to cybersecurity incidents, compliance with foreign laws and changes in domestic and foreign governmental policies, including the imposition of new or increased tariffs and duties on exported and imported products.

To the extent that we rely on independent third parties to perform sales and manufacturing functions, we do not directly control their activity, including product delivery schedules and quality assurance, which may result in product shortages or quality assurance problems that could delay shipments of products, increase manufacturing, assembly, testing or other costs, or tarnishing the value of our brand or relationships with our customers. If a third party sales representative or manufacturer experiences capacity constraints or financial difficulties, suffers damage to its facilities, experiences power outages, natural disasters, labor shortages or labor strikes, or any other disruption, we may not be able to obtain alternative resources in a timely manner or on commercially acceptable terms. Any of these factors could negatively affect our business, results of operations and financial condition.

Loss of key suppliers, the inability to secure raw materials on a timely basis, the potential impacts of global inflation, or our inability to pass commodity price increases on to customers could have an adverse effect on our business.

Materials used in our manufacturing operations are generally available on the open market from multiple sources. However, some of the raw materials we use are only available from a limited number of sources. Accordingly, any disruptions to a critical suppliers' operations or the availability of key product inputs could have a material adverse effect on our business and results of operations. Macroeconomic conditions have caused supply chains for many companies to be interrupted, slowed or temporarily rendered inoperable. In addition, supply chain shortages and cost increases due to new or increased tariffs have negatively impacted, and could continue to negatively impact, our manufacturing costs and logistics costs and, in turn, our gross margins. We may also be required to pay higher prices for raw materials due to inflationary trends regardless of supply.

In addition, changing interest rates could materially adversely affect our business. In response to increasing inflation, the U.S. Federal Reserve began to raise interest rates in March 2022. Although the Federal Reserve began reducing the federal funds rate in late 2024 as a response to weakening inflation, there is no guarantee that the Federal Reserve will continue to reduce rates or that further changes in inflationary conditions will not occur. We are unable to predict changes in the Federal Reserve's policies, the macroeconomic factors that influence those policies nor the impact that future changes will have on the economy and our business. Current or future efforts by the government to manage inflationary pressures or stimulate the economy may result in unintended economic consequences, which could have a direct and indirect adverse impact on our business and results of operations.

While we believe many challenges are temporary and can be managed in the near-term, our business and results of operations could be materially adversely affected by prolonged or increasing supply chain disruptions. Availability and cost of raw materials could be affected by a number of factors, including the cost of reliable energy; commodity prices; inflation; tariffs and duties on imported materials; foreign currency exchange rates; and phases of the general business cycle and global demand. We may be unable to pass along price increases to our customers, which could have a material adverse effect on our business and results of operations.

We rely on independent distributors as a channel to market for many of our products. Termination of a substantial number of our distributor relationships or an increase in a distributor's sales of our competitors' products could have a material adverse effect on our business, financial condition, results of operations or cash flows.

We depend on the services of domestic and international independent distributors to sell our products and, in many cases, provide service and aftermarket support to end-users of our products. Rather than serving as passive conduits for delivery of products, our distributors play a significant role in determining which of our products are available for purchase either by end-users or by contractors to service end-users. While the use of distributors expands the reach and customer base for our products, the maintenance and administration of distributor relationships is costly and time-consuming. The loss of a substantial number of our distributors for any reason could have a material adverse effect on our business, financial condition, results of operations or cash flows. In certain international jurisdictions, distributors are conferred certain legal rights that could limit our ability to modify or terminate distribution relationships.

Many of the distributors with whom we transact business also offer competitors' products and services to our customers. An increase in the distributors' sales of our competitors' products to our customers, or a decrease in the number of our products the distributor makes available for purchase, could have a material adverse effect on our business, financial condition, results of operations or cash flows.

Our insurance policies may not cover, or fully cover, us against natural disasters, global conflicts or environmental risk.

We currently have insurance policies for certain business risks, which include property damage, business interruption, operational and product liability, transit, directors' and officers' liability, cybersecurity, industrial accidents and other risks customary in the industries in which we operate. However, we may become subject to liability (including in relation to pollution, occupational illnesses, injury resulting from tampering, product contamination or degeneration or other hazards) against which we have not insured or cannot fully insure.

For example, hurricanes may affect our facilities or the failure of our information systems as a result of breakdown, malicious attacks, unauthorized access, viruses or other factors could severely impair several aspects of operations, including, but not limited to, logistics, revenues, customer service and administration. In addition, in the event that a product liability or third-party liability claim is brought against us, we may be required to recall our products in certain jurisdictions if they fail to meet relevant quality or safety standards, and we cannot guarantee that we will be successful in making an insurance claim under our policies or that the claimed proceeds will be sufficient to compensate the actual damages suffered.

Should we suffer a major uninsured loss, a product liability judgment against us or a product recall, future earnings could be materially adversely affected. We could be required to increase our debt or divert resources from other investments in our business to discharge product related claims. In addition, adverse publicity in relation to our products could have a significant effect on future revenues, and insurance may not continue to be available at economically acceptable premiums. As a result, our insurance coverage may not cover the full scope and extent of claims against us or losses that we incur.

Cybersecurity breaches and other disruptions to our information technology systems could compromise our information, disrupt our operations, and expose us to liability, which may adversely impact our operations.

In the ordinary course of our business, we store sensitive data, including our proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our employees in our information technology systems, including in our data centers and on our networks. The secure processing, maintenance and transmission of this data is critical to our operations. Some of these systems are maintained or operated by third-party contractors, including cloud-based systems. Despite our efforts to secure our information systems from cyber-security attacks or breaches, our information technology systems may be vulnerable to attacks by hackers or breached or disrupted due to employee error, malfeasance or other disruptions. If these technologies, systems, products or services are damaged, cease to function properly, are compromised due to employee or third-party contractor error, user error, malfeasance, system errors, or other vulnerabilities, or are subject to cybersecurity attacks, such as those involving denial of service attacks, unauthorized access, malicious software, or other intrusions, including by criminals, nation states or insiders, our business may be adversely impacted. The impacts of any such circumstances could include production downtimes, operational delays, and other impacts on our operations and ability to provide products and services to our customers; compromise of confidential, proprietary or otherwise protected information, including personal information and customer confidential data; destruction, corruption, or theft of data or intellectual property; manipulation, disruption, or improper use of these technologies, systems, products or services; financial losses from fraudulent transactions, remedial actions, loss of business or potential liability; adverse media coverage; and legal claims or legal proceedings, including regulatory investigations, actions and fines; and damage to our reputation. There has been a rise in the number of cyberattacks targeting confidential business information generally and in the manufacturing industry specifically. Moreover, there has been a rise in the number of cyberattacks that depend on human error or manipulation, including phishing attacks or schemes that use social engineering to gain access to systems or perpetuate wire transfer or other frauds.

These trends increase the likelihood of such events occurring as well as the costs associated with protecting against such attacks. Although such attempts have been made to attack our information technology systems, no material harm has resulted. Any such attack, breach or disruption could compromise our information technology systems and the information stored in them could be accessed, publicly disclosed, lost or stolen and our business operations could be disrupted. Additionally, any significant disruption or slowdown of our systems could cause customers to cancel orders or cause standard business processes to become inefficient or ineffective, which could adversely affect our financial position, results of operations or cash flows. Any such access, disclosure or other loss of information or business disruption could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and damage to our reputation, which could adversely impact our operations.

The domestic and international regulatory environment related to information security, collection and privacy is increasingly rigorous and complex, with new and rapidly changing requirements applicable to our business, which often require changes to our business practices. Compliance with these new requirements, including the European Union's General Data Protection Regulation, the California Privacy Rights Act, and other international and domestic regulations, are costly and will result in additional costs in our efforts to continue to comply.

Our relationships with our employees could deteriorate, which could adversely affect our operations.

As a manufacturing company, we rely on a positive relationship with our employees to produce our products and maintain our production processes and productivity. As of March 31, 2025, we had approximately 2,600 full-time employees, of which 16 were subject to collective bargaining agreements in the United States, and approximately 1,400 of which are located in Vietnam. If our workers were to engage in a strike, work stoppage or other slowdown, our operations could be disrupted, or we could experience higher labor costs. In addition, if significant portions of our employees were to become unionized, we could experience significant operating disruptions and higher ongoing labor costs, which could adversely affect our business, financial condition and results of operations.

Loss of key personnel or our inability to attract and retain new qualified personnel could hurt our business and inhibit our ability to operate and grow successfully.

Our success in the highly competitive end markets in which we operate will continue to depend to a significant extent on the experience and expertise of our senior leaders. The loss of any of our key leaders or failure to fill new positions created by expansion, turnover or retirement could adversely affect our ability to implement our business strategy. The competition for talent has become increasingly intense, and we may experience increased employee turnover due to a tightening labor market, resulting in skilled labor shortages. The challenge to attract and retain qualified talent in the current competitive labor market could lead to increased wage inflation or impede our ability to execute certain key strategic initiatives as we respond to labor shortages. Failure to successfully attract and retain an appropriately qualified workforce could materially adversely affect our business, financial condition, and results of operations.

Strategic Transactions and Investments Risks

Our acquisition and integration of businesses could negatively impact our financial results.

Inorganic growth is an important part of our strategic growth plan, and we also seek to acquire businesses, some of which may be material, in pursuit of our plans. Acquiring businesses involves a number of financial, accounting, managerial, operational, legal, compliance and other risks and challenges, including the following, any of which could adversely affect our financial statements:

- we may experience difficulty in identifying appropriate acquisition candidates;
- any acquired business, technology, service or product could under-perform relative to our expectations and the price that we paid for it, not achieve cost savings or other synergies in accordance with our anticipated timetable or require us to take an impairment related to the acquired business;
- we may decide to divest businesses, technologies, services or products for financial, strategic or other reasons, which may require significant financial and managerial resources and may result in unfavorable accounting treatment;
- we may incur or assume significant debt in connection with our acquisitions, which would increase our leverage and interest expense, thereby reducing funds available to us for purposes such as working capital, capital expenditures, research and development and other general corporate purposes;
- pre-closing and post-closing earnings and charges could adversely impact operating results in any given period, and the impact may be substantially different from period to period;
- the process of integrating acquired operations may create operating difficulties and may require significant financial and managerial resources that would otherwise be available for existing operations;
- we could experience difficulty in integrating financial and other controls and systems;
- we may lose key employees or customers of the acquired company;
- we may assume liabilities that are unknown or for which our indemnification rights are insufficient, or known or contingent liabilities may be greater than anticipated; and
- conforming the acquired company's standards, process, procedures and controls, including accounting systems and controls, with our operations could cause deficiencies related to our internal control over financial reporting or exposure to regulatory sanctions resulting from the acquired company's activities.

We may be unable to successfully execute and realize the expected financial benefits from strategic initiatives.

From time to time, our business has engaged in strategic initiatives, and such activities may occur in the future. These efforts have included consolidating manufacturing facilities, rationalizing our manufacturing processes, and establishing a joint venture within our Specialized Reliability Solutions segment.

While we expect meaningful financial benefits from our strategic initiatives, we may not realize the full benefits expected within the anticipated time frame. Adverse effects from strategy-driven organizational change could interfere with our realization of anticipated synergies, customer service improvements and cost savings from these strategic initiatives. Additionally, our ability to fully realize the benefits and implement strategic initiatives may be limited by certain contractual commitments. Moreover, we may incur substantial expenses in connection with the execution of strategic plans in excess of what is forecasted. Further, strategic initiatives can be a complex and time-consuming process that can place substantial demands on management, which could divert attention from other business priorities or disrupt our daily operations. Any of these failures could materially adversely affect our business, financial condition, results of operations and cash flows, which could constrain our liquidity.

Changes in future business or other market conditions could cause business investments and/or recorded goodwill or other long-term assets to become impaired, resulting in substantial losses and write-downs that would materially adversely affect our results of operations and financial condition.

From time to time, we acquire businesses, following careful analysis and due diligence procedures designed to achieve a desired return or strategic objective. These procedures often involve certain assumptions and judgments in determining acquisition price. After acquisition, such assumptions and judgments may prove to be inaccurate due to a variety of circumstances, which could adversely affect the anticipated returns or which are otherwise not recoverable as an adjustment to the purchase price. Additionally, actual operating results for an acquisition may vary significantly from initial estimates. As of March 31, 2025, we had goodwill of $264.1 million recorded in our consolidated balance sheet. We evaluate the recoverability of recorded goodwill annually, as well as when we changed reporting units and when events or circumstances indicate the possibility of impairment. Because of the significance of our goodwill and other intangible assets, a future impairment of these assets could have a material adverse effect on our results of operations and financial condition. For additional information on our accounting policies related to goodwill, see our discussion under Note 1 to our consolidated financial statements in Item 8 of this Annual Report.

Financial Risks

Our outstanding indebtedness and the restrictive covenants in the agreements governing our indebtedness limit our operating and financial flexibility.

We are required to make scheduled repayments and, under certain events of default, accelerated repayments on our outstanding indebtedness, which may require us to dedicate a substantial portion of our cash flows from operations to payments on our indebtedness. Such repayment requirements could reduce the availability of our cash flows to fund working capital acquisitions, capital expenditures, R&D efforts and other general corporate purposes, and could generally limit our flexibility in planning for, or reacting to, changes in our business and industry.

In addition, the agreements governing our indebtedness impose certain operating and financial restrictions on us and somewhat limit management's discretion in operating our businesses. These agreements limit or restrict our ability, among other things, to: incur additional debt; pay dividends and make other distributions; make investments and other restricted payments; create liens; sell assets; and enter into transactions with affiliates.

We are also required to comply with leverage and interest coverage financial covenants and deliver to our lenders audited annual and unaudited quarterly financial statements. Our ability to comply with these covenants may be affected by events beyond our control. Failure to comply with these covenants could result in an event of default that, if not cured or waived, may have a material adverse effect on our business, financial condition, results of operations and cash flows. In the event we incur additional indebtedness, or if interest rates on our indebtedness increase, the risks described above could increase.

Fluctuations in currency exchange rates may significantly impact our results of operations and may significantly affect the comparability of our results between financial periods.

Our operations are conducted in many countries. The results of the operations and the financial position of these subsidiaries are reported in the relevant foreign currencies and then translated into U.S. dollars at the applicable exchange rates for inclusion in our consolidated financial statements. The main currencies to which we are exposed, besides the U.S. dollar, are primarily the Australian dollar, the British pound, the Canadian dollar and the Vietnamese dong. The exchange rates between these currencies and the U.S. dollar in recent years have fluctuated significantly and may continue to do so in the future for a variety of reasons, including general economic conditions and event-driven circumstances. A depreciation of these currencies against the U.S. dollar will decrease the U.S. dollar equivalent of the amounts derived from these operations reported in our consolidated financial statements, and an appreciation of these currencies will result in a corresponding increase in such amounts.

Because many of our raw material costs are determined with respect to the U.S. dollar rather than these currencies, depreciation of these currencies may have an adverse effect on our profit margins or our reported results of operations. Conversely, to the extent that we are required to pay for goods or services in foreign currencies, the appreciation of such currencies against the U.S. dollar will tend to negatively impact our results of operations. In addition, currency fluctuations may affect the comparability of our results of operations between financial periods.

We incur currency transaction risk whenever we enter into either a purchase or sale transaction using a currency other than the local currency of the transacting entity. Given the volatility of exchange rates, there can be no assurance that we will be able to effectively manage our currency transaction risks, that our hedging activities will be effective or that any volatility in currency exchange rates will not have a material adverse effect on our financial condition or results of operations.

Changes in effective tax rates or adverse outcomes resulting from examination of our income tax returns could adversely affect our results.

We are subject to tax laws and regulations in the United States and multiple foreign jurisdictions. Our future effective tax rates could be adversely affected by changes in tax laws, regulations, accounting principles or interpretations thereof, as well as changes in related interpretations and other tax guidance. For example, the Organization for Economic Co-operation and Development, an international association of 38 countries including the United States, has proposed changes to numerous long-standing tax principles. These proposals, if finalized and adopted by the associated countries, will likely increase tax uncertainty and may adversely affect our provision for income taxes. The effect of such tax law changes or regulations and interpretations, as well as any additional tax reform legislation in the U.S., U.K, Canada, Australia, Vietnam or elsewhere, could have a material adverse effect on our business, financial condition and results of operations. In addition, we are also subject to periodic examination of our income tax returns by the Internal Revenue Service and other tax authorities. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes. As of March 31, 2025, we had a reserve of $14.7 million relating to uncertain tax positions, and taxing authorities may disagree with the positions we have taken regarding the tax treatment or characterization of our transactions. Although we believe that our tax filing positions are appropriate, the final determination of tax audits or tax disputes may be different from what is reflected in our historical income tax provisions and accruals. If future audits find that additional taxes are due, we may be subject to incremental tax liabilities, possibly including interest and penalties, which could have a material adverse effect on our business, financial condition and results of operations.

We may acquire various structured financial instruments for purposes of hedging or reducing our risks, which may be costly and ineffective.

We may seek to hedge against commodity price fluctuations and interest rate risk by using structured financial instruments such as futures, options, swaps and forward contracts. Use of structured financial instruments for hedging purposes may present significant risks, including the risk of loss of the amounts invested. Defaults by the other party to a hedging transaction can result in losses in the hedging transaction. Hedging activities also involve the risk of an imperfect correlation between the hedging instrument and the asset being hedged, which could result in losses both on the hedging transaction and on the instrument being hedged. Use of hedging activities may not prevent significant losses and could increase our losses.

We may inadvertently fail to maintain effective disclosure controls and procedures and internal controls over financial reporting.

Effective internal controls are necessary for us to provide reliable financial reports, effectively prevent fraud and operate successfully as a public company. If we cannot provide reliable financial reports or effectively prevent fraud, our reputation and operating results could be harmed. If we are unable to maintain effective disclosure controls and procedures and internal controls over financial reporting, we may not be able to provide reliable financial reports, which in turn could affect our operating results or cause us to fail to meet our reporting obligations. Ineffective internal controls could also cause investors to lose confidence in reported financial information, which could negatively affect our stock price, limit our ability to access capital markets in the future, and require additional costs to improve internal control systems and procedures.

Legal and Regulatory Risks

Regulatory and statutory changes applicable to us or our customers could adversely affect our financial condition and results of operations.

We and many of our customers are subject to various national, state and local laws, rules and regulations. Changes in any of these areas could result in additional compliance costs, seizures, confiscations, recalls or monetary fines, any of which could prevent or inhibit the development, distribution and sale of our products.

In addition, we benefit from certain regulations, including building code regulations, which require the use of products that we and other manufacturers sell. For example, certain environmental regulations may encourage the use of more environmentally friendly products, such as some of the lubricants and greases that we manufacture. If these regulations were to change, demand for our products could be reduced and our results of operations could be adversely affected.

Compliance with extensive environmental, health and safety laws could require material expenditures, changes in our operations or site remediation.

Our operations and properties are subject to regulation under environmental laws, which can impose substantial sanctions for violations. We must conform our operations to applicable regulatory requirements and adapt to changes in such requirements in all jurisdictions in which we operate. Certain materials we use in the manufacture of our products can represent potentially significant health and safety concerns. We use hazardous substances and generate hazardous wastes in certain of our manufacturing operations. Consequently, our operations are subject to extensive environmental, health and safety laws and regulations at the international, national, state and local level in multiple jurisdictions. These laws and regulations govern, among other things, air emissions, wastewater discharges, solid and hazardous waste management, site remediation programs and chemical use and management. Many of these laws and regulations have become more stringent over time, and the costs of compliance with these requirements may increase, including costs associated with any necessary capital investments. In addition, our production facilities require operating permits that are subject to renewal and, in some circumstances, revocation. The necessary permits may not be issued or continue in effect, and renewals of any issued permits may contain significant new requirements or restrictions.

Compliance with environmental laws and regulations generally increases the costs of transportation and storage of raw materials and finished products, as well as the costs of storage and disposal of wastes. We may incur substantial costs, including fines, damages, criminal or civil sanctions and remediation costs, or experience interruptions in our operations for violations arising under environmental laws, regulations or permit requirements.

We are subject to the U.S. Foreign Corrupt Practices Act and other anti-corruption laws, as well as other laws governing our operations. If we fail to comply with these laws, we could be subject to civil or criminal penalties, other remedial measures, and legal expenses, which could adversely affect our business, financial condition and results of operations.

Our operations are subject to anti-corruption laws, including the U.S. Foreign Corrupt Practices Act ("FCPA"), and other anti-corruption laws that apply in countries where we do business. The FCPA and these other laws generally prohibit us and our employees and intermediaries from bribing, being bribed or making other prohibited payments to government officials or other persons to obtain or retain business or gain some other business advantage. We conduct business in a number of jurisdictions that pose a high risk of potential FCPA violations, and we participate in relationships with third parties whose actions could potentially subject us to liability under the FCPA or other anti-corruption laws. In addition, we cannot predict the nature, scope or effect of future regulatory requirements to which our international operations might be subject or the manner in which existing laws might be administered or interpreted.

We are also subject to other laws and regulations governing our international operations, including regulations administered by the U.S. Department of Commerce's Bureau of Industry and Security, the U.S. Department of Treasury's Office of Foreign Asset Control and various non-U.S. government entities, including applicable export control regulations, economic sanctions on countries and persons, customs requirements, currency exchange regulations and transfer pricing regulations (collectively, "Trade Control Laws").

We have and maintain a compliance program with policies, procedures and employee training to help ensure compliance with applicable anti-corruption laws and the Trade Control Laws. However, despite our compliance programs, there is no assurance that we will be completely effective in ensuring our compliance with all applicable anti-corruption laws, including the FCPA or other legal requirements, or Trade Control Laws. If we are not in compliance with the FCPA and other anti-corruption laws or Trade Control Laws, we may be subject to criminal and civil penalties, disgorgement and other sanctions and remedial measures, and legal expenses, which could have an adverse impact on our business, financial condition, results of operations and liquidity.

Likewise, any investigation of any potential violations of the FCPA, other anti-corruption laws or Trade Control Laws by the U.S. or foreign authorities could also have an adverse impact on our reputation, business, financial condition and results of operations.

Our permits, licenses, registrations or authorizations and those of our customers or distributors may be modified, suspended, terminated or revoked before their expiration or we and/or they may be unable to renew them upon their expiration. We may bear liability for failure to obtain, maintain or comply with required authorizations.

We are required to obtain and maintain, and may be required to obtain and maintain in the future, various permits, licenses, registrations and authorizations for the ownership or operation of our business, including the manufacturing, distribution, sale and marketing of our products and importing of raw materials. These permits, licenses, registrations and authorizations could be modified, suspended, terminated or revoked or we may be unable to renew them upon their expiration for various reasons, including for non-compliance. These permits, licenses, registrations and authorizations can be difficult, costly and time consuming to obtain and could contain conditions that limit our operations. Our failure to obtain, maintain and comply with necessary permits, licenses, registrations or authorizations for the conduct of our business could result in fines or penalties, which may be significant. Additionally, any such failure could restrict or otherwise prohibit certain aspects of our operations, which could have a material adverse effect on our business, financial condition and results of operations.

Many of our customers and distributors require similar permits, licenses, registrations and authorizations to operate. If a significant customer, distributor or group thereof were to lose an important permit, license, registration or authorization, forcing them to cease or reduce their business, our revenues could decrease, which would have a material adverse effect on our business, financial condition and results of operations.

Industrial manufacturing is inherently hazardous, which could result in accidents that disrupt our operations or expose us to significant losses or liabilities.

Hazards associated with our manufacturing processes and the related storage and transportation of raw materials, products and wastes exist in our operations and the operations of other occupants with whom we share manufacturing sites. These hazards could lead to an interruption or suspension of operations and have an adverse effect on the productivity and profitability of a particular manufacturing facility or on us as a whole. These potential risks include, but are not necessarily limited to, spills and other discharges or releases of toxic or hazardous substances or gases, pipeline and storage tank leaks and ruptures, explosions and fires and mechanical failure. These hazards may result in personal injury and loss of life, damage to property and contamination of the environment, which may result in a suspension of operations and the imposition of civil or criminal penalties, including governmental fines, expenses for remediation and claims brought by governmental entities or third parties. The loss or shutdown of operations over an extended period at any of our major operating facilities could have a material adverse effect on our financial condition and results of operations. Our property, business interruption and casualty insurance may not fully insure us against all potential hazards incidental to our business.

Regulation of our employees' exposure to certain chemicals or other hazardous products could require material expenditures or changes in our operations.

Certain chemicals and other raw materials that we use in the manufacture of our products may have adverse health effects. The Occupational Safety and Health Administration limits the permissible employee exposure to some of those materials. Future studies on the health effects of certain chemicals and materials may result in additional or new regulations that further restrict or prohibit the use of, and exposure to, certain chemicals and materials. Additional regulation of certain chemicals and materials could require us to change our operations, and these changes could affect the quality of our products and materially increase our costs.

We may be unable to protect our trademarks, trade secrets, other intellectual property and proprietary information, which could harm our competitive position.

Our ability to protect and preserve our trademarks, trade secrets and other intellectual property and proprietary information relating to our business is an important factor to our success. However, we may be unable to prevent third parties from using our intellectual property and other proprietary information without our authorization or from independently developing intellectual property and other proprietary information that is similar to ours, particularly in those countries where the laws do not protect our proprietary rights to the same degree as in the U.S. In addition, because certain of our products are manufactured by third parties, we have necessarily shared some of our intellectual property with those third parties. There can be no guarantee that those third parties, some of whom are located in jurisdictions where intellectual property risks may be more pronounced, will comply with contractual and other legal commitments to preserve and protect our intellectual property.

The use of our intellectual property and other proprietary information by others could reduce or eliminate any competitive advantage we have developed, potentially causing us to lose sales or otherwise harm our business. If it becomes necessary for us to litigate to protect these rights, any proceedings could be burdensome and costly, and we may not prevail.

Our intellectual property may not provide us with any competitive advantage and may be challenged by third parties. Moreover, our competitors may already hold or in the future may hold intellectual property rights in the U.S. or abroad that, if enforced or issued, could possibly prevail over our rights or otherwise limit our ability to manufacture or sell one or more of our products in the U.S. or internationally. Despite our efforts, we may be sued for infringing on the intellectual property rights of others. This litigation is costly and, even if we prevail, the costs of such litigation could adversely affect our financial condition.

Adequate remedies may not be available in the event of unauthorized use or disclosure of our trade secrets and manufacturing expertise. The loss of employees who have specialized knowledge and expertise could harm our competitive position and cause our revenues and operating results to decline as a result of increased competition. In addition, others may obtain knowledge of our trade secrets through independent development or other access by legal means.

Adverse developments affecting the financial services industry, including events or concerns involving liquidity, defaults or non-performance by financial institutions or transactional counterparties, could adversely affect our business, financial condition or results of operations.

Events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transactional counterparties or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, have in the past and may in the future lead to market-wide liquidity problems. Although we assess our banking and customer relationships as we believe necessary or appropriate, our access to funding sources and other credit arrangements in amounts adequate to finance or capitalize our current and projected future business operations could be significantly impaired by factors that affect us, the financial services industry, or the economy in general. These factors could include, among others, events such as liquidity constraints or failures, the ability to perform obligations under various types of financial, credit or liquidity agreements or arrangements, disruptions or instability in the financial services industry or financial markets, or concerns or negative expectations about the prospects for companies in the financial services industry.

In addition, investor concerns regarding the U.S. or international financial systems could result in less favorable commercial financing terms, including higher interest rates or costs and more restrictive financial and operating covenants, or systemic limitations on access to credit and liquidity sources, thereby making it more difficult for us to acquire financing on acceptable terms or at all. Any decline in available funding or access to our cash and liquidity resources could, among other risks, adversely impact our ability to meet our operating expenses, financial obligations, or fulfill our other obligations. Any of these impacts, or any other impacts resulting from the factors described above or other related or similar factors not described above, could have material adverse impacts on our liquidity and our business, financial condition, or results of operations.

Forward-Looking Statements

This Annual Report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements reflect the current views of our senior management with respect to future events and our financial performance. These statements include forward-looking statements with respect to our business and industry in general. Statements that include the words "may," "expects," "plans," "anticipates," "estimates," "believes," "potential," "projects," "forecasts," "intends," or the negative thereof or other comparable terminology and similar statements of a future or forward-looking nature identify forward-looking statements for purposes of the federal securities laws or otherwise.

Forward-looking statements include, but are not limited to, statements that relate to, or statements that are subject to risks, contingencies or uncertainties that relate to:

- our business strategy;
- changes in local political, economic, social and labor conditions;
- potential disruptions from wars and military conflicts, including geopolitical uncertainty due to the conflicts in the Middle East and Ukraine;
- future levels of revenues, operating margins, income from operations, net income or earnings per share;
- the ability to respond to inflationary pressure, including reductions on consumer discretionary income and our ability to pass along rising costs through increased selling prices;
- anticipated levels of demand for our products and services;
- the actual impact to supply, production levels and costs from global supply chain logistics and transportation challenges;
- future levels of research and development, capital, environmental or maintenance expenditures;
- our beliefs regarding the timing and effects on our business of health and safety, tax, environmental or other legislation, rules and regulations;
- the success or timing of completion of ongoing or anticipated capital, restructuring or maintenance projects;
- expectations regarding the acquisition or divestiture of assets and businesses;
- our ability to obtain appropriate insurance and indemnities;
- the potential effects of judicial or other proceedings, including tax audits, on our business, financial condition, results of operations and cash flows;
- the anticipated effects of actions of third parties such as competitors, or federal, foreign, state or local regulatory authorities, or plaintiffs in litigation;
- the expected impact of accounting pronouncements;
- changes in global trade policies and tariffs; and
- the other factors listed above under "Risk Factors".

Although we believe that the expectations reflected in the forward-looking statements are reasonable based on our current knowledge of our business and operations, we cannot guarantee future results, levels of activity, performance or achievements. The foregoing factors should not be construed as exhaustive. If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may differ materially from what we anticipate. Any forward-looking statements you read in this Annual Report reflect our views as of the date of this Annual Report with respect to future events and are subject to these and other risks, uncertainties and assumptions relating to our operations, results of operations, growth strategy and liquidity. You should not place undue reliance on these forward-looking statements and you should carefully consider all of the factors identified in this Annual Report that could cause actual results to differ. We assume no obligation to update or revise these forward-looking statements, except as required by law.

ITEM 1B: UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 1C: CYBERSECURITY

Cybersecurity Risk Management and Strategy

Securing our business information, customer and employee data, and IT systems is an important part of our Enterprise Risk Management program. To identify and manage the material risks of cybersecurity threats to our business, operations and control environments, we have established an information security framework, with a focus on cybersecurity incident prevention and mitigation, to help safeguard the confidentiality, integrity, and access of our information assets and to ensure regulatory, contractual, and operational compliance. Our cybersecurity program is integrated into our Enterprise Risk Management program and is managed by a dedicated cybersecurity team that is responsible for leading enterprise-wide cybersecurity strategy, policy, standards, architecture, and processes. The program is aligned with industry standards and best practices, such as the National Institute of Standards and Technology Cybersecurity Framework. As part of our cybersecurity process, we engage external experts and consultants to assess our cybersecurity program effectiveness and compliance with applicable practices and standards.

The Company mitigates risks from cybersecurity incidents using a multifaceted approach that includes, but is not limited to: establishing information security policies, implementing information protection processes and technologies, assessing cybersecurity risk and vulnerability, implementing cybersecurity training, monitoring our information technology assets, applications and users, and managing vendors and service providers for third-party risk management. The Company is currently in material compliance with relevant information privacy and cybersecurity governmental standards with which it is required to comply.

The Company has not experienced a material cybersecurity incident during the year ended March 31, 2025. For more information on how material cybersecurity incidents may impact our business, see Part I, Item 1A. "Risk Factors" of this Form 10-K.

Cybersecurity Governance

The Company's head of Information Technology, in coordination with the Company's Chief Financial Officer, General Counsel, Corporate Controller and other internal stakeholders, is responsible for leading the team responsible for assessing, identifying, and managing cybersecurity risks, including implementation of our cybersecurity risk management program. Our head of Information Technology has extensive experience in cybersecurity risk management and, along with the cybersecurity risk management team, has subject matter expertise in varied topics including data integrity, IT risk, enterprise architecture, third-party risk, threat intelligence, incident response, and regulatory compliance. Our Board of Directors oversees cybersecurity risk and strategy, and the Audit Committee of the Board of Directors oversees information security compliance as part of its broader compliance oversight mandate. Together, this ensures that the Board of Directors has a comprehensive view of the Company's cybersecurity risk profile and framework.

Senior officers of the Company regularly receive briefings on cybersecurity matters, who in turn regularly report to the Board of Directors and its committees on such matters. The Board of Directors receives cybersecurity updates from senior management, including our head of Information Technology, at least twice per year, and the Audit Committee receives quarterly reports on any notable incidents or control issues that may have occurred during the quarter.

The Company's Chief Executive Officer and other senior officers are responsible for the ongoing assessment and management of the risks the Company faces. These enterprise risks (including cybersecurity risks) are formally assessed annually by management as part of the Company's robust Enterprise Risk Management program. At least annually, the Board of Directors – as a whole and through its committees – oversees the Company's risk profile and management's policies and processes for assessing and managing risk.

ITEM 2: PROPERTIES

Properties

Our principal executive offices are located at 5420 Lyndon B. Johnson Freeway, Suite 500, Dallas, Texas 75240. Our headquarters is a leased facility. The current lease term expires August 31, 2026 and may be renewed.

We consider the many manufacturing and R&D facilities, distribution centers, warehouses, offices and other properties that we own or lease to be in good condition and generally suitable for the purposes for which they are used. The following table presents our principal physical locations with greater than 40,000 square footage by segment.

Location	Use	Segment	Square Footage	Owned/Leased
Boise, Idaho	Manufacturing, Office and R&D	Engineered Building Solutions	42,000	Leased
Brookshire, Texas	Manufacturing, Office and Warehouse	Contractor Solutions	41,900	Leased
Cle Elum, Washington	Distribution Center, Manufacturing, Office, R&D and Warehouse	Contractor Solutions	180,000	Leased
Dong Nai, Vietnam	Manufacturing and Office	Contractor Solutions	634,000	Owned
Fall River, Massachusetts	Manufacturing and Office	Contractor Solutions	140,200	Leased
Greenwood, Indiana	Distribution Center & Office	Contractor Solutions	54,000	Leased
Houston, Texas	Manufacturing, Office, R&D and Warehouse	Contractor Solutions	253,900	Owned
Houston, Texas	Distribution Center & Office	Contractor Solutions	150,000	Leased
Hudson, Florida	Manufacturing, Office and R&D	Engineered Building Solutions	40,000	Leased
Humble, Texas (a)	Manufacturing, Office and Warehouse	Contractor Solutions	269,700	Leased
Jacksonville, Florida	Distribution Center & Office	Contractor Solutions	217,000	Leased
North East, Maryland	Distribution Center & Office	Contractor Solutions	150,000	Leased
Rockwall, Texas	Manufacturing, Office, R&D and Warehouse	Specialized Reliability Solutions	227,600	Owned
Royse City, Texas	Manufacturing, Office and Warehouse	Contractor Solutions	94,500	Leased
Tejon Ranch, California	Distribution Center & Office	Contractor Solutions	241,000	Leased
Terrell, Texas	Warehouse	Specialized Reliability Solutions	101,000	Leased
Wichita, Kansas	Manufacturing, Office and R&D	Engineered Building Solutions	75,000	Leased
Windsor, Ontario, Canada	Manufacturing, Office and R&D	Engineered Building Solutions	42,000	Leased

(a) Lease assumed on May 1, 2025 in connection with the Aspen Manufacturing acquisition. See Note 21 for additional information.

We believe that our facilities are adequate for our current operations. We may endeavor to selectively reduce or expand our existing lease commitments as circumstances warrant. See Note 9 to our consolidated financial statements included in Item 8 of this Annual Report for additional information regarding our lease obligations.

ITEM 3: LEGAL PROCEEDINGS

We may, from time to time, be involved in litigation arising out of our operations in the normal course of business or otherwise. Furthermore, third parties may try to seek to impose liability on us in connection with the activities of our operating companies. We are not currently a party to any legal proceedings that, individually or in the aggregate, are expected to have a material effect on our business, financial condition, results of operations or financial statements, taken as a whole.

ITEM 4: MINE SAFETY DISCLOSURES

Not applicable.

ITEM 5: MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our common shares are currently listed on the Nasdaq Global Select Market under the symbol "CSWI". On April 29, 2025, we announced our intention to transfer the listing of our common stock from the Nasdaq Global Select Market to the New York Stock Exchange, effective on or about June 9, 2025. Our common stock will trade on the New York Stock Exchange under the stock symbol "CSW".

Holders

As of May 19, 2025, there were 283 holders of record of our common stock. The number of holders of record is based upon the actual numbers of holders registered at such date and does not include holders of shares in "street name" or persons, partnerships, associates, corporations or other entities in security position listings maintained by depositories.

Dividends

Note 12 to our consolidated financial statements included in Item 8 of this Annual Report includes a discussion of our dividends.

Issuer Purchases of Equity Securities

Note 12 to our consolidated financial statements included in Item 8 of this Annual Report includes a discussion of our share repurchase program. The following table represents the number of shares repurchased during the quarter ended March 31, 2025.

Period	Total Number of Shares Purchased		Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Program (a)	Maximum Dollar Value That May Yet Be Purchased Under the Program
					(in millions)
January 1 - 31	3,722	(a) (b) $	357.04	3,694	$ 196.4
February 1 - 28	5,133	(a) (b)	315.25	5,014	194.9
March 1 - 31	12,996	(a) (b)	293.19	5,632	193.2
	21,851			14,340	

(a) On November 18, 2024, we announced that our Board of Directors authorized a new program to repurchase up to $200.0 million of our common stock, which replaced the prior $100.0 million program. Under the current program, shares may be repurchased from time to time in the open market or in privately negotiated transactions. Our Board of Directors has established an expiration date of December 31, 2026, for completion of the current repurchase program; however, the program may be limited or terminated at any time at our discretion without notice. A total of 20,045 and 92,290 shares have been repurchased under the current and prior program, respectively.

(b) Includes 28, 119 and 7,364 shares tendered by employees to satisfy minimum tax withholding amounts related to the vesting of equity awards in January, February and March, respectively.

Stock Performance Chart

The following graph compares the cumulative total shareholder return on our common stock from April 1, 2020 through March 31, 2025 compared with the Russell 2000 Index, of which CSWI is a component, and a composite custom peer group, which was selected on an industry basis and is periodically reviewed and updated (if necessary) to ensure it provides reasonable comparability based on products offered and end markets served by CSWI. The graph assumes that $100 was invested at the market close on April 1, 2020 and that all dividends were reinvested. The stock price performance of the following graph is not necessarily indicative of future stock price performance. The custom peer group consists of the following:

Aaon, Inc	Futurefuel Corp.	Mueller Water Products
Armstrong Industries, Inc	Gorman-Rupp Co.	Standex International
Astec Industries, Inc.	Innospec Inc.	Tredegar Corp.
Columbus McKinnon Corp	LSB Industries, Inc	
CTS Corporation	Methode Electronics, Inc.	

This graph is furnished and not filed with the SEC. Notwithstanding anything to the contrary set forth in any of our previous filings made under the Securities Act of 1933 or the Exchange Act that incorporate future filings made by us under those statutes, the stock performance graph below is not to be incorporated by reference in any prior filings, nor shall it be incorporated by reference into any future filings made by us under those statutes.



ITEM 6: [Reserved]

ITEM 7: MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis is provided to increase the understanding of, and should be read in conjunction with, the accompanying consolidated financial statements and notes. See "Item 1A. Risk Factors" and the "Forward-Looking Statements" included in this Annual Report for a discussion of the risks, uncertainties and assumptions associated with these statements. Unless otherwise noted, all amounts discussed herein are consolidated.

EXECUTIVE OVERVIEW

Our Company

We are a diversified industrial growth company with a strategic focus on providing niche, value-added products in the end markets we serve. We operate in three business segments: Contractor Solutions, Specialized Reliability Solutions and Engineered Building Solutions. Our products include mechanical products for heating, ventilation, air conditioning and refrigeration ("HVAC/R"), plumbing products, electrical products, grilles, registers and diffusers ("GRD"), building safety solutions and high-performance specialty lubricants and sealants. End markets that we serve include HVAC/R, architecturally-specified building products, plumbing, general industrial, energy, rail transportation, mining and electrical. Our manufacturing operations are concentrated in the United States ("U.S."), Vietnam and Canada, and we have distribution operations in the U.S., Australia, Canada and the United Kingdom ("U.K."). Our products are sold directly to end-users or through designated channels in over 100 countries around the world, primarily including the U.S., Canada, the U.K. and Australia.

Drawing on our innovative and proven technologies, we seek to deliver solutions primarily to contractors that place a premium on superior performance and reliability. We believe our brands are well known in the specific end markets we serve and have a reputation for high quality. We rely on both organic growth and inorganic growth through acquisitions to provide an increasingly broad portfolio of performance optimizing solutions that meet our customers' ever-changing needs. We have a successful record of making attractive, synergistic acquisitions in support of this objective, and we remain focused on identifying additional acquisition opportunities in our core end markets.

Many of our products are used to protect the capital assets of our customers that are expensive to repair or replace and are critical to their operations. We have a source of recurring revenue from the maintenance, repair and overhaul and consumable nature of many of our products. We also provide some custom engineered products that strengthen and enhance our customer relationships. The reputation of our product portfolio is built on more than 100 well-respected brand names, such as AC Guard®, Air Sentry®, Balco®, Cover Guard®, Deacon®, Dust Free®, Falcon Stainless®, Greco®, Jet-Lube®, Kopr-Kote®, Leak Freeze®, Metacaulk®, No. 5®, OilSafe®, PF WaterWorks™, PSP Products™, RectorSeal®, Safe-T-Switch®, Shoemaker Manufacturing®, Smoke Guard®, TRUaire® and Whitmore®.

There continues to be uncertainty regarding overall macroeconomic conditions, including increased geopolitical tensions, risk of recessions, and the effects of potential trade policies including tariffs. Since February 2025, the current United States presidential administration has imposed or threatened to impose tariffs in various jurisdictions. In April 2025, the President of the United States issued an executive order to regulate imports by imposing reciprocal country specific tariffs on multiple nations around the world, including Vietnam and China. A further executive order issued in April 2025 paused the implementation of the country specific tariffs on Vietnam and many other countries for 90 days, maintaining a 10% global baseline tariff, while the United States works with its trade partners to negotiate new trade agreements. Significant tariffs remain in effect between the U.S. and China. The current situation is dynamic, and it is unknown if the United States and its trade partners will reach an agreement to further pause, reduce or eliminate the pending tariffs. Should these tariffs be enacted they could have a material impact on our future net sales, cost of goods sold in the United States, profit and cash flow. The ultimate effect will be dependent on the magnitude and duration of the tariffs and the countries implicated, as well as our ability to mitigate their impact, where we continue to actively assess and implement mitigation options.

Business Developments

On May 1, 2025, we completed the acquisition of 100% of the equity interests of Aspen Manufacturing, LLC ("Aspen Manufacturing"). In accordance with the terms of the acquisition agreements, we paid an aggregate purchase price of approximately $330.4 million, including cash consideration, estimated working capital true-up payment and the opening cash, which was funded with a combination of cash on hand and borrowings under our existing Revolving Credit Facility, as defined in Note 8. Aspen Manufacturing is one of the largest independent evaporator coil and air handler manufacturers for the HVAC/R industry and is a recognized leader in product quality and indoor comfort. Aspen Manufacturing's current product suite includes a vast range of high-quality residential and light commercial evaporator coils, blowers, and air handling units for single-family, multi-family, and manufactured homes. Aspen Manufacturing will be included in our Contractor Solutions segment after the acquisition date.

On November 4, 2024, we acquired the assets of PF WaterWorks, L.P. ("PF WaterWorks"), based in Houston, Texas for an aggregate purchase price of $45.6 million, comprised of cash considerations of $40.0 million, a working capital true-up adjustment of $2.4 million and contingent considerations initially measured at $3.2 million based on PF WaterWorks meeting defined financial targets over a period of 3.2 years. The cash consideration was funded with cash on hand. PF WaterWorks offers innovative, eco-friendly drain management solutions that expand upon, and are complimentary to, our existing plumbing product portfolio. PF WaterWorks activity has been included in our Contractor Solutions segment since the acquisition date.

On August 1, 2024, we acquired the assets of PSP Products, Inc. ("PSP"), based in Manassas, Virginia for an aggregate purchase price of $51.3 million, comprised of cash consideration of $32.5 million, a working capital true-up adjustment of $7.0 million and contingent considerations initially measured at $11.8 million based on PSP meeting defined operational and financial targets over a period of 2.5 years. The cash consideration was funded with cash on hand and borrowings under our existing Revolving Credit Facility, as defined in (as defined in Note 8). PSP offers a family of superior surge protection and load management products to our existing HVAC/R offerings. PSP activity has been included in our Contractor Solutions segment since the acquisition date.

On February 6, 2024, we acquired 100% of the outstanding equity of Dust Free, LP ("Dust Free"), based in Royse City, Texas, for an aggregate purchase price of $34.2 million (including $0.6 million cash acquired), comprised of cash consideration of $27.9 million, a working capital true-up receipt of $0.5 million and contingent consideration initially measured at $6.8 million based on Dust Free meeting defined operational and financial targets over a period of six years. The cash consideration was funded with cash on hand and borrowings under our existing Revolving Credit Facility (as defined in Note 8). The Dust Free products offer residential and commercial indoor air quality and HVAC/R applications and supplement our Contractor Solutions segment's existing product portfolio. Dust Free activity has been included in our Contractor Solutions segment since the acquisition date.

On October 4, 2022, we acquired 100% of the outstanding equity of Falcon Stainless, Inc ("Falcon"), based in Temecula, California, for an aggregate purchase price of $37.1 million (including $1.0 million cash acquired), comprised of cash consideration of $34.6 million and an additional payment of $2.5 million that was paid one-year from the acquisition date based on certain business conditions being met. The cash consideration was funded with cash on hand and borrowings under our existing Revolving Credit Facility (as defined in Note 8). The Falcon products are well known among the professional trades for supplying enhanced water flow delivery and increased customer satisfaction and supplement our Contractor Solutions segment's existing product portfolio. Falcon activity has been included in our Contractor Solutions segment since the acquisition date.

On July 8, 2022, we acquired the assets of Cover Guard, Inc. ("CG") and AC Guard, Inc. ("ACG"), based in Orlando, Florida, for an aggregate purchase price of $18.4 million, comprised of cash consideration of $18.0 million and additional contingent consideration initially measured at $0.4 million based on CG and ACG meeting defined financial targets over a period of five years. In conjunction with the acquisition, we agreed to pay an additional $3.7 million, comprised of cash consideration of $1.5 million and 5-year annuity payments (value of $2.2 million) to a third party to secure the related intellectual property. The CG and ACG products further expand Contractor Solutions' offering of leading HVAC/R accessories, including lineset covers and HVAC/R condenser protection cages. Through these differentiated products, our Contractor Solutions segment expects to achieve incremental ductless and ducted HVAC/R market penetration. CG and ACG activity has been included in our Contractor Solutions segment since the acquisition date.

Our Markets

HVAC/R

The HVAC/R market is our largest market served and it represented approximately 56% and 54% of our net revenues in the years ended March 31, 2025 and 2024, respectively. We provide an extensive array of products for installation, repair and maintenance of HVAC/R systems that includes condensate switches, pans and pumps, GRD, refrigerant caps, line set covers and other chemical and mechanical products. The industry is driven by replacement and repair of existing HVAC/R systems, as well as new construction projects. New HVAC/R systems are heavily influenced by macro trends, while replacement and repair of existing HVAC/R systems are dependent on weather and age of unit. The HVAC/R market tends to be seasonal with the peak sales season beginning in March and continuing through August. Construction and repair is typically performed by contractors, and we utilize our global distribution network to drive sales of our brands to such contractors.

Architecturally-Specified Building Products

Architecturally-specified building products represented approximately 17% and 19% of our net revenues in the years ended March 31, 2025 and 2024, respectively. We manufacture and sell products such as engineered railings, smoke and fire protection systems, expansion joints and stair edge nosings for end use customers including multi-family residential buildings, educational facilities or institutions, warehouses, construction companies, plant maintenance customers, building contractors and repair service companies. Sales of these products are driven by architectural specifications and safety and building codes. The sales process is typically long as these can be multi-year construction projects. The construction market, both commercial and multi-family, is a key driver for sales of architecturally-specified building products.

Plumbing

The plumbing market represented approximately 8% and 8% of our net revenues in the years ended March 31, 2025 and 2024, respectively. We provide many products to the plumbing industry including thread sealants, solvent cements, fire-stopping products, condensate switches and trap guards, water and gas connectors, as well as other mechanical products, such as drain traps. Installation is typically performed by contractors, and we utilize our global distribution network to drive sales of our products to contractors.

General Industrial

The general industrial end market represented approximately 7% and 6% of our net revenues in the years ended March 31, 2025 and 2024, respectively. We provide products focused on asset protection and reliability, including lubricants, desiccant breathers and fluid management products. The general industrial market includes the manufacture of chemicals, steel, cement, food and beverage, pulp and paper and a wide variety of other processed materials. We serve this market primarily through a network of distributors.

Energy

The energy market represented approximately 5% and 6% of our net revenues in the years ended March 31, 2025 and 2024, respectively. We provide market-leading lubricants and anti-seize compounds, as well as greases, for use in oilfield drilling activity and maintenance of oilfield drilling and valve related equipment. We sell our products primarily through distributors that are strategically situated near the major oil and gas producing areas across the globe. The outlook for the energy industry is heavily dependent on the global demand expectations from developed and emerging economies, as well as oil price and local government policies relative to oil exploration, drilling, storage and transportation.

Mining

The mining market represented approximately 3% and 4% of our net revenues in the years ended March 31, 2025 and 2024, respectively. Across the globe, we provide market-leading lubricants to open gears used in large mining excavation equipment, primarily through direct sales agents, as well as a network of strategic distributors. The North American mining industry is heavily weighted toward coal production and has experienced headwinds due to continued decline in domestic coal demand, partially mitigated by the seaborne coal export market. Globally, coal demand has been robust, and focused efforts in coal markets outside of the U.S., coupled with enhanced focus on markets such as iron, gold, diamonds and uranium in Southeast Asia, South America, and Africa have delivered growth that has generally offset the weakness in North American coal demand. Outside of coal, the mining market tends to move with global industrial output as basic industrial metals such as copper, tin, aluminum, and zinc, which are critical inputs to many industrial products.

Rail Transportation

The rail transportation market represented approximately 2% and 2% of our net revenues in the years ended March 31, 2025 and 2024, respectively. We provide an array of products into the rail transportation industry, including lubricants and lubricating devices for rail transportation lines, which increase efficiency, reduce noise and extend the life of rail transportation equipment such as rails and wheels. We leverage our technical expertise to build relationships with key decision makers to ensure our products meet required specifications. We sell our products primarily through a direct sales force, as well as through distribution partners. End markets for rail transportation include Class 1 Rail as the primary end market in North America and Transit Rail as the primary end market in all other geographies. Cyclical product classes such as farm products and petrochemical products can impact volumes in Class 1 Rail. While coal transport is diminishing demand for Class 1 Rail in North America, global investment in Transit Rail systems is expected to more than offset this decline.

Electrical

The electrical market represented approximately 2% and 1% of our net revenues in the years ended March 31, 2025 and 2024, respectively. We provide products for electrical wire installation such as wire pulling tools, accessories and cleaners as well as surge protection and load management products. We utilize differentiated technology for electrical management devices to ensure reliability, vigor, and strength. We serve this market primarily through a network of distributors.

Our Outlook

The Company has historically demonstrated its ability to navigate the challenges presented by a downturn in market conditions. In fiscal year 2026, we remain confident in our ability to excel in our numerous end markets through the business cycle. While significant macroeconomic uncertainty and market volatility exists, we anticipate year-over-year growth in both revenue and profit across all three of our segments, accompanied by robust generation of and year-over-year growth in operating cash flows. We offer innovative and high-value products that our customers prefer, and we remain focused on the products and subcategories that are growing faster than the overall industry. We believe we have the strategy and the team to deliver strong performance in fiscal 2026.

We expect to maintain a strong balance sheet in fiscal year 2026, which provides us with access to capital through our cash on hand, internally-generated cash flow and availability under our Revolving Credit Facility. Our capital allocation strategy continues to guide our investing decisions, with a priority to direct capital to the highest risk adjusted return opportunities, within the categories of organic growth, strategic acquisitions and the return of cash to shareholders through our share repurchase and dividend programs. With the strength of our financial position, we will continue to invest in financially and strategically attractive expanded product offerings, key elements of our long-term strategy of targeting long-term profitable growth. We will continue to invest our capital in maintaining our facilities and in continuous improvement initiatives. We recognize the importance of, and remain committed to, continuing to drive organic growth, as well as investing additional capital in opportunities with attractive risk-adjusted returns, driving increased penetration in the end markets we serve. We remain disciplined in our approach to acquisitions, particularly as it relates to our assessment of valuation, prospective synergies, diligence, cultural fit and ease of integration, especially in light of economic conditions.

RESULTS OF OPERATIONS

The following discussion provides an analysis of our consolidated results of operations and results for each of our segments.

The operations of PF WaterWorks have been included in our consolidated results of operations and in the operating results of our Contractor Solutions segment since the November 4, 2024 date of acquisition. The operations of PSP Products ("PSP") have been included in our consolidated results of operations and in the operating results of our Contractor Solutions segment since the August 1, 2024 date of acquisition. The operations of Dust Free have been included in our consolidated results of operations and in the operating results of our Contractor Solutions segment since the February 6, 2024 date of acquisition. The operations of Falcon have been included in our consolidated results of operations and in the operating results of our Contractor Solutions segment since the October 4, 2022 date of acquisition. The operations of Cover Guard ("CG") and AC Guard ("ACG") have been included in our consolidated results of operations and in the operating results of our Contractor Solutions segment since the July 8, 2022 date of acquisition. All acquisitions are described in Note 2 to our consolidated financial statements included in Item 8 of this Annual Report.

In September 2024, the Company completed a follow-on equity offering, through which we issued and sold a total of 1,265,000 shares of our common stock to the public, including shares issued pursuant to the underwriters' full exercise of their over-allotment option, at an offering a price of $285 per share. We received proceeds of $347.4 million, net of underwriting fees and discounts and expenses incurred directly related to the offering. We used a portion of the proceeds to pay off the outstanding balance of our Revolving Credit Facility, as discussed in Note 8, and used the remainder of the proceeds for general corporate purposes, including the completed acquisitions of PF WaterWorks (discussed in Note 2) and, following fiscal year end, Aspen Manufacturing (discussed in Note 21).

Net Revenues

	Year Ended March 31,		
(amounts in thousands)	2025	2024	2023
Revenues, net	$ 878,301	$ 792,840	$ 757,904

Net revenues for the year ended March 31, 2025 increased $85.5 million, or 10.8%, as compared with the year ended March 31, 2024. The increase was partially due to the acquisitions of Dust Free, PSP, and PF WaterWorks ($47.5 million or 6.0%). Excluding the impact of the acquisitions, organic sales increased $37.9 million, or 4.8%, from the prior year due to increased unit volumes and pricing actions. Net revenue increased in the HVAC/R, electrical, general industrial, architecturally-specified building products, and plumbing end markets and decreased in the energy, mining and rail transportation end markets.

Net revenues for the year ended March 31, 2024 increased $34.9 million, or 4.6%, as compared with the year ended March 31, 2023. Excluding the impact of the acquisitions, organic sales increased $23.9 million, or 3.1%, from the prior year driven primarily by increased unit volumes and pricing actions. Inorganic revenue increased $11.0 million, or 1.5%, due to the acquisitions of CG, ACG, Falcon and Dust Free. Net revenue increased in the architecturally-specified building products, HVAC/R, plumbing, general industrial, mining and energy end markets and decreased in the rail transportation end market.

Net revenues into the Americas, Europe, Middle East and Africa ("EMEA") and the Asia Pacific regions for the year ended March 31, 2025, 2024 and 2023 are presented below. The presentation of net revenues by geographic region is based on the location of the customer. For additional information regarding net revenues by geographic region, see Note 20 to our consolidated financial statements included in Item 8 of this Annual Report.

	Year Ended March 31,		
	2025	2024	2023
Americas	94%	94%	94%
EMEA	4%	4%	4%
Asia Pacific Regions	2%	2%	2%

Gross Profit and Gross Profit Margin

	Year Ended March 31,		
(amounts in thousands, except percentages)	**2025**	**2024**	**2023**
Gross profit	$ 393,312	$ 350,745	$ 318,214
Gross profit margin	44.8 %	44.2 %	42.0 %

Gross profit for the year ended March 31, 2025 increased $42.6 million, or 12.1%, as compared with the year ended March 31, 2024. The increase was primarily a result of the increased net revenue, including the recent acquisitions of Dust Free, PSP, and PF WaterWorks. Gross profit margin for the year ended March 31, 2025 of 44.8% increased from 44.2% for the year ended March 31, 2024. The increase was primarily the result of the Contractor Solutions segment experiencing a more rapid growth rate in comparison to the other segments.

Gross profit for the year ended March 31, 2024 increased $32.5 million, or 10.2%, as compared with the year ended March 31, 2023. The increase was primarily a result of a reduction in ocean and domestic freight expense, pricing initiatives, increased unit volumes and the acquisitions of CG, ACG, Falcon and Dust Free. Gross profit margin for the year ended March 31, 2024 of 44.2% increased from 42.0% for the year ended March 31, 2023. The increase was primarily due to pricing initiatives and reduced ocean and domestic freight expenses as compared to the prior year period.

Selling, General and Administrative Expense

	Year Ended March 31,		
(amounts in thousands, except percentages)	**2025**	**2024**	**2023**
Operating expenses	$ 212,064	$ 191,627	$ 179,148
Operating expenses as a % of revenues	24.1 %	24.2 %	23.6 %

Selling, general and administrative expenses for the year ended March 31, 2025 increased $20.4 million, or 10.7%, as compared with the year ended March 31, 2024. The increase was primarily due to added expenses related to the inclusion of Dust Free, PSP, and PF WaterWorks in the current period, including amortization of intangible assets, and increased expenses related to completed and pending acquisitions (including a $2.1 million increase in the fair value of contingent consideration liability for PSP), business integrations, strategic development activities, and increased employee compensation to support business growth. The increase was partially offset by a prior year trademark impairment that did not recur. The operating expenses as a percentage of sales in the current year was comparable to the prior year.

Selling, general and administrative expenses for the year ended March 31, 2024 increased $12.5 million, or 7.0%, as compared with the year ended March 31, 2023. The increase is primarily due to increased expenses related to employee compensation, a trademark impairment recognized during the three months ended March 31, 2024 and travel, along with increased depreciation and amortization and added expenses related to the inclusion of Dust Free in the current year. The increase in operating expenses as a percentage of sales was primarily attributable to sales increasing by a lower percentage than the increase in operating expenses.

Operating Income

	Year Ended March 31,		
(amounts in thousands, except percentages)	**2025**	**2024**	**2023**
Operating income	$ 181,248	$ 159,118	$ 139,066
Operating margin	20.6 %	20.1 %	18.3 %

Operating income for the year ended March 31, 2025 increased by $22.1 million, or 13.9%, as compared with the year ended March 31, 2024. The increase was a result of the $42.6 million increase in gross profit, partially offset by the $20.4 million increase in selling, general and administrative expense as discussed above.

Operating income for the year ended March 31, 2024 increased by $20.1 million, or 14.4%, as compared with the year ended March 31, 2023. The increase was a result of the $32.5 million increase in gross profit, partially offset by the $12.5 million increase in selling, general and administrative expense as discussed above.

Other income and expense

Interest expense, net for the year ended March 31, 2025 decreased $12.5 million to $0.3 million, or 97.9%, as compared with the year ended March 31, 2024, due to the reduced average borrowing under our Revolving Credit Facility, as a result of strong operating cash flows generated and the repayment of the outstanding balance under our Revolving Credit Facility, as discussed in Note 8, using the proceeds from the follow-on equity offering completed in September 2024, as discussed in Note 12. The interest income generated by our cash proceeds from the equity offering and invested in money market funds also contributed to the net interest expense decrease.

Interest expense, net for the year ended March 31, 2024 decreased $0.5 million to $12.7 million, or 3.6%, as compared with the year ended March 31, 2023, due to reduced borrowing under our Revolving Credit Facility (described in Note 8) as a result of strong operating cash flows generated during the year and the benefit from the $100 million interest rate swap, partially offset by higher interest rates.

Other expense, net decreased by $5.1 million for the year ended March 31, 2025 to net expense of $0.9 million as compared with net expense of $5.9 million for the year ended March 31, 2024. During the current year, a non-cash $0.9 million tax indemnification asset related to the Falcon acquisition was released and recognized in other expense. During the prior year ended March 31, 2024, $8.5 million in non-cash tax indemnification assets related to the T.A. Industries, Inc. ("TRUaire") and Falcon acquisitions were released and recognized in other expense. The decrease in other expense was due to the above mentioned releases of non-cash tax indemnification assets, as well as a $1.4 million gain reported in the previous year in connection with the sale of a property previously held for investment that did not recur. The remaining change is attributed to foreign currency gains/losses related to transactions in currencies other than functional currencies.

Other expense, net decreased by $6.0 million for the year ended March 31, 2024 to expense of $5.9 million as compared with the year ended March 31, 2023. The decrease was primarily due to the non-cash $8.5 million release of tax indemnification assets related to the TRUaire and Falcon acquisitions, as discussed in Note 15, which was partially offset by a gain of $1.4 million recognized from the sale of a property previously held for investment and foreign currency exchange gains.

Provision for Income Taxes and Effective Tax Rate

The effective tax rates for the years ended March 31, 2025, 2024 and 2023 were 23.7%, 27.0% and 23.3%, respectively. As compared with the statutory rate for the year ended March 31, 2025, the provision for income taxes was primarily impacted by state tax expense (net of federal benefits), which increased the provision by $6.3 million and effective rate by 3.5%, executive compensation limitation, which increased the provision by $2.7 million and the effective tax rate by 1.5%. This was offset by uncertain tax positions, which decreased the provision by $2.3 million ($3.6 million UTP release offset by $1.3 million of penalties and interest) and the effective tax rate of 1.3%; tax benefits related to the restricted stock vesting, which decreased the provision by $1.4 million and the effective tax rate by 0.8% and IRC section 250 deductions, which decreased the provision by $1.2 million and the effective tax rate by 0.7%.

As compared with the statutory rate for the year ended March 31, 2024, the provision for income taxes was primarily impacted by the state tax expense (net of federal benefits), which increased the provision by $6.4 million and effective rate by 4.5%; impact of the tax indemnification asset release, which increased the provision by $1.8 million and the effective tax rate by 1.3%; executive compensation limitation, which increased the provision by $1.2 million and the effective tax rate by 0.9%; impact of repatriation of foreign earnings, which increased the provision by $0.5 million and the effective rate by 0.3%. This was partially offset by IRC section 250 deductions, which decreased the provision by $1.1 million and the effective tax rate by 0.7%.

Our federal income tax returns remain subject to examination for the years ended March 31, 2024, 2023 and 2022. Our income tax returns for Falcon's pre-acquisition periods including calendar years 2022 (partial year), 2021, 2020 and 2019 remain subject to examinations. Our income tax returns for TRUaire's pre-acquisition periods including calendar years 2017, 2018, 2019 and 2020 remain subject to examinations. Our income tax returns in certain state income tax jurisdictions remain subject to examination for various periods for the period ended September 30, 2015 and subsequent years.

As of both March 31, 2025 and 2024, we had immaterial net operating loss carryforwards that will expire in periods beyond the next 5 years.

Business Segments

We conduct our operations through three business segments based on the type of product and how we manage the businesses. We evaluate segment performance and allocate resources based on each segment's operating income. The key operating results for our three business segments are discussed below.

Contractor Solutions Segment Results

Our Contractor Solutions segment manufactures efficiency and performance enhancing products predominantly for residential and commercial HVAC/R and plumbing applications, which are designed primarily for the professional trades.

(amounts in thousands, except percentages)	Year Ended March 31,		
	2025	**2024**	**2023**
Revenues, net	$ 617,331	$ 536,494	$ 513,776
Operating income	165,893	142,037	126,203
Operating margin	26.9 %	26.5 %	24.6 %

Net revenues for the year ended March 31, 2025 increased $80.8 million, or 15.1%, as compared with the year ended March 31, 2024. The increase was partially due to the acquisitions of Dust Free, PSP, and PF WaterWorks ($47.5 million or 8.9%). Excluding the impact of acquisitions, organic sales increased by $33.3 million, or 6.2%, due primarily to an increase in unit volumes and pricing actions. Net revenue increased in the HVAC/R, electrical, and plumbing end markets and decreased in the architecturally-specified building products end market.

Net revenues for the year ended March 31, 2024 increased $22.7 million, or 4.4%, as compared with the year ended March 31, 2023. Excluding the impact of acquisitions, organic sales increased by $11.7 million, or 2.3%, due primarily to pricing initiatives and an increase in unit volumes. The remainder of the increase was due to the acquisitions of CG, ACG, Falcon and Dust Free ($11.0 million or 2.1%). Net revenue increased in all end markets served.

Operating income for the year ended March 31, 2025 increased $23.9 million, or 16.8%, as compared with the year ended March 31, 2024. The increase was primarily due to the increased net revenue, including the acquisition of Dust Free, PSP, and PF WaterWorks, which was partially offset by increased freight and expenses related to completed and pending acquisitions, including a $2.1 million increase in fair value of the contingent consideration liability related to PSP acquisition. Operating margin of 26.9% for the year ended March 31, 2025 increased as compared to 26.5% for the year ended March 31, 2024. This increase was primarily due to pricing actions and a prior year trademark impairment that did not recur, which offset the impact from the aforementioned increases in freight and acquisition related expenses, including amortization of intangible assets, and increased employee compensation.

Operating income for the year ended March 31, 2024 increased $15.8 million, or 12.5%, as compared with the year ended March 31, 2023. The increase was primarily due to a reduction in ocean and domestic freight expenses, increased net revenue, and the inclusion of the CG, ACG, Falcon and Dust Free acquisitions, partially offset by increased operating expenses including employee compensation and a trademark impairment during the three months ended March 31, 2024. Operating margin of 26.5% for the year ended March 31, 2024 increased as compared to 24.6% for the year ended March 31, 2024. This increase was due to gross margin improvement driven primarily by the aforementioned reduction in ocean and domestic freight expenses, combined with the positive effect of pricing initiatives.

Specialized Reliability Solutions Segment Results

The Specialized Reliability Solutions segment provides long-established products for increasing the reliability, performance and lifespan of industrial assets and solving equipment maintenance challenges.

	Year Ended March 31,		
(amounts in thousands, except percentages)	**2025**	**2024**	**2023**
Revenues, net	$ 147,641	$ 149,614	$ 147,445
Operating income	22,673	22,266	20,176
Operating margin	15.4 %	14.9 %	13.7 %

Net revenues for the year ended March 31, 2025 decreased $2.0 million, or 1.3%, as compared with the year ended March 31, 2024. The decrease was primarily due to lower unit volumes. Net revenue decreased in the energy, mining and rail transportation end markets and increased in the general industrial end market.

Net revenues for the year ended March 31, 2024 increased $2.2 million, or 1.5%, as compared with the year ended March 31, 2023. The increase was primarily due to higher unit volumes and pricing initiatives. Net revenue increased in all end markets including energy, mining, general industrial and rail transportation.

Operating income for the year ended March 31, 2025 increased $0.4 million, or 1.8%, as compared with the year ended March 31, 2024. The increase was primarily due to modest inventory adjustments, partially offset by an unfavorable product mix as revenue grew at a faster pace for our lower margin JV products, as well as increased shipping expenses to strategically transfer inventory to international locations ahead of the anticipated tariff changes. Operating margin of 15.4% for the year ended March 31, 2025 increased as compared to 14.9% for the year ended March 31, 2024. This increase was primarily due to gross margin improvement as a result of the aforementioned inventory adjustments, partially offset by the lower margin product mix in the current year and the increased shipping expenses related to inventory transfer.

Operating income for the year ended March 31, 2024 increased $2.1 million, or 10.4%, as compared with the year ended March 31, 2023. The increase was primarily due to the increased net revenue, combined with a slight decrease in operating expenses. Operating margin of 14.9% for the year ended March 31, 2024 increased as compared to 13.7% for the year ended March 31, 2023. This increase was primarily due to an improvement in gross margin driven by pricing initiatives and reduced operating expenses.

Engineered Building Solutions Segment Results

The Engineered Building Solutions segment provides primarily code-driven products focused on life safety that are engineered to provide aesthetically-pleasing solutions for the construction, refurbishment and modernization of commercial, institutional, and multi-family residential buildings.

	Year Ended March 31,		
(amounts in thousands, except percentages)	**2025**	**2024**	**2023**
Revenues, net	$ 121,119	$ 114,741	$ 103,969
Operating income	19,187	18,704	12,889
Operating margin	15.8 %	16.3 %	12.4 %

Net revenues for the year ended March 31, 2025 increased $6.4 million, or 5.6%, as compared with the year ended March 31, 2024. The increase was primarily due to the continued conversion of strong project bookings into revenue and market expansion.

Net revenues for the year ended March 31, 2024 increased $10.8 million, or 10.4%, as compared with the year ended March 31, 2023. The increase was driven by higher volumes as a result of the continued conversion of strong project bookings into revenue and pricing initiatives.

Operating income for the year ended March 31, 2025 increased $0.5 million, or 2.6%, as compared with the year ended March 31, 2024. The increase was due to the higher net revenue and effective management of operating costs that were partially offset by the prior year $1.2 million gain recognized from the sale of a property previously used in operations that did not recur. Operating margin of 15.8% for the year ended March 31, 2025 decreased as compared to 16.3% for the year ended March 31, 2024. This decrease was primarily due to the aforementioned gain on sale of property that did not recur, partially offset by the effective management of operating costs.

Operating income for the year ended March 31, 2024 increased $5.8 million, or 45.1%, as compared with the year ended March 31, 2023. The increase was driven by higher net revenue and a positive impact from pricing initiatives, as well as a $1.2 million gain recognized from the sale of a property previously used in operations. Operating margin of 16.3% for the year ended March 31, 2024 increased as compared to 12.4% for the year ended March 31, 2023. This increase was primarily due to gross margin improvement resulting from pricing initiatives and the aforementioned gain from property sale, along with reduced operating expense as a percentage of revenue.

For additional information on segments, see Note 20 to our consolidated financial statements included in Item 8 of this Annual Report.

LIQUIDITY AND CAPITAL RESOURCES

General

Existing cash on hand, cash generated by operations and borrowings available under our Revolving Credit Facility ("Revolver Borrowings") are our primary sources of short-term liquidity. Our ability to consistently generate strong cash flow from our operations is one of our most significant financial strengths; it enables us to invest in our people and our brands, make capital investments and strategic acquisitions, provide a cash dividend program, and from time-to-time, repurchase shares of our common stock. Additionally, we use our Revolver Borrowings and proceeds from the follow-on equity offering completed in September 2024 to support our working capital requirements, capital expenditures and strategic acquisitions. We seek to maintain adequate liquidity to meet working capital requirements, fund capital expenditures, make scheduled principal and interest payments on debt and meet our contingent consideration obligations. Absent significant deterioration of market conditions, we believe that cash flows from operating and financing activities, primarily Revolver Borrowings, will provide adequate resources to satisfy our working capital, scheduled principal and interest payments on debt, anticipated dividend payments, periodic share repurchases, contingent consideration obligations and anticipated capital expenditure requirements for both our short-term and long-term capital needs.

Cash Flow Analysis

	Year Ended March 31,		
(amounts in thousands)	2025	2024	2023
Net cash provided by operating activities	$ 168,362	$ 164,332	$ 121,453
Net cash used in investing activities	(102,221)	(42,504)	(69,716)
Net cash provided by (used in) financing activities	138,047	(117,023)	(49,290)

Our cash balance at March 31, 2025 was $225.8 million, as compared with $22.2 million at March 31, 2024.

For the year ended March 31, 2025, our cash provided by operating activities was $168.4 million, as compared with $164.3 million and $121.5 million for the years ended March 31, 2024 and 2023, respectively.

- Working capital used cash for the year ended March 31, 2025 due to higher inventories ($35.7 million), higher accounts receivable ($9.1 million) and higher prepaid expenses and other current assets ($1.4 million), partially offset by higher accounts payable and other current liabilities ($21.7 million).
- Working capital provided cash for the year ended March 31, 2024 due to higher accounts payable and other current liabilities ($12.3 million), lower inventories ($10.4 million) and lower prepaid expenses and other current assets ($4.6 million), partially offset by higher accounts receivable ($17.9 million).
- Working capital used cash for the year ended March 31, 2023 due to higher inventory ($11.4 million), lower accounts payable and other current liabilities ($7.0 million) and higher prepaid expenses and other assets ($1.3 million), partially offset by lower accounts receivable ($1.1 million).

Cash flows used in investing activities during the year ended March 31, 2025 were $102.2 million as compared with $42.5 million and $69.7 million for the years ended March 31, 2024 and 2023, respectively.

- Capital expenditures during the years ended March 31, 2025, 2024 and 2023 were $16.3 million, $16.6 million and $14.0 million, respectively. Our capital expenditures have been focused on continuous improvement and automation, safety, capacity expansion, enterprise resource planning systems and new product introductions
- During the year ended March 31, 2025, we acquired PF WaterWorks for an aggregated purchase price of $45.6 million, including $40.0 million in cash consideration and a working capital true-up adjustment of $2.4 million at closing. We acquired PSP for an aggregated purchase price of $51.3 million, including $32.5 million in cash consideration at closing and a working capital true-up adjustment of $7.0 million. We also paid $3.2 million cash for an immaterial acquisition.
- During the year ended March 31, 2025, $2.5 million was paid to acquire long-term minority investments.
- During the year ended March 31, 2024, we acquired Dust Free for an aggregate purchase price of $34.2 million, including $27.3 million in cash consideration, net of cash received. We also paid $2.6 million cash for immaterial acquisitions.
- During the year ended March 31, 2023, we acquired Falcon for an aggregate purchase price of $37.1 million, including $33.6 million in cash consideration, net of cash received. We acquired the assets of CG and ACG and the related intellectual property for an aggregated purchase price of $22.1 million, including cash consideration of $19.5 million. We also paid $2.8 million cash for an immaterial acquisition.

Cash flows provided by (used in) financing activities during the years ended March 31, 2025, 2024 and 2023 were $138.0 million, $(117.0) million and $(49.3) million, respectively. Cash outflows resulted from:

- Net borrowings (payments) from our Revolving Credit Facility and the Whitmore Term Loan (as discussed in Note 8 to our consolidated financial statements included in Item 8 of this Annual Report) of $(166.0) million, $(87.0) million and $0.2 million during the years ended March 31, 2025, 2024 and 2023, respectively.
- Payments of $0.0 million, $0.0 million, and $0.7 million of underwriting discounts and fees in connection with amending our Revolving Credit Facility during the year ended March 31, 2025, 2024 and 2023, as discussed in Note 8 to our consolidated financial statements included in Item 8 of this Annual Report.
- Proceeds from the redeemable noncontrolling interest shareholder for its investment in the consolidated Whitmore JV of $0.0 million, $0.0 million and $3.0 million during the years ended March 31, 2025, 2024 and 2023, respectively, as discussed in Note 3 to our consolidated financial statements included in Item 8 of this Annual Report.
- Payments of contingent consideration of $1.1 million, $3.0 million and $2.5 million during the years ended March 31, 2025, 2024 and 2023, respectively.
- Repurchases of shares under our share repurchase programs (as discussed in Note 12 to our consolidated financial statements included in Item 8 of this Annual Report) of $18.3 million, $10.5 million and $35.7 million during the years ended March 31, 2025, 2024 and 2023, respectively.
- In connection with the vesting of share awards, $9.4 million, $5.0 million and $3.4 million were tendered by employees to satisfy minimum tax withholding requirements during the years ended March 31, 2025, 2024 and 2023, respectively.
- During the year ended March 31, 2025, we received proceeds of $347.4 million, net of underwriting fees and discounts and expenses incurred directly related to the offering, in connection with our September 2024 follow-on equity offering (as discussed in Note 12 to our consolidated financial statements included in Item 8 of this Annual Report).
- Dividend payments of $14.6 million, $11.8 million and $10.6 million were paid during the years ended March 31, 2025, 2024 and 2023, respectively.

We believe that available cash and cash equivalents, cash flows generated through operations and cash available under our Revolving Credit Facility will be sufficient to meet our liquidity needs, including capital expenditures, for at least the next 12 months.

Acquisitions

We regularly evaluate acquisition opportunities of various sizes. The cost and terms of any financing to be raised in conjunction with any acquisition, including our ability to raise capital, is a critical consideration in any such evaluation. During the year ended March 31, 2025, we acquired PF WaterWorks, based in Houston, Texas, for an aggregate purchase price of $45.6 million and PSP Products, based in Manassas, Virginia, for an aggregate purchase price of $51.3 million. During the year ended March 31, 2024, we acquired Dust Free, based in Royse City, Texas, for an aggregate purchase price of $34.2 million. During the year ended March 31, 2023, we acquired Falcon, based in Temecula, California, for an aggregate purchase price of $37.1 million and CG and ACG and related intellectual properties, based in Orlando, Florida, for an aggregate purchase price of $22.1 million. These acquisitions were funded through a combination of cash on hand, borrowings under our Revolving Credit Facility and stock consideration. See Note 2 to our consolidated financial statements included in Item 8 of this Annual Report for a discussion of our acquisitions.

Debt

Our long-term debt obligation consists of the Revolver Borrowings with maturity date in fiscal 2027. As of March 31, 2025, we had $0.0 million in outstanding Revolver Borrowings, which resulted in a borrowing capacity of $498.7 million (net of credit utilization). See Note 8 to our consolidated financial statements included in Item 8 of this Annual Report for a discussion of our indebtedness.

Dividends

Total dividends of $14.6 million were paid during the year ended March 31, 2025. On April 11, 2025, we declared a quarterly dividend and announced a 12.5% quarterly dividend increase to $0.27 per share, which was paid on May 9, 2025 to shareholders of record as of April 25, 2025. We currently expect to continue to pay a regular quarterly dividend to shareholders in the future, but such payments are subject to approval of our Board of Directors and are dependent upon our financial conditions, results of operations, capital requirements, and other factors, including those set forth under Item 1A. "Risk Factors" of this Annual Report. See Note 12 to our consolidated financial statements included in Item 8 of this Annual Report for a discussion of dividends.

Share Repurchase Program

On December 16, 2022, we announced that our Board of Directors authorized a program to repurchase up to $100.0 million of our common stock over a two-year period. On November 18, 2024, we announced that our Board of Directors authorized a new $200.0 million share repurchase program, which replaced the previously announced $100.0 million program. Under the current $200.0 million repurchase program, a total of 20,045 shares were repurchased during the year ended March 31, 2025 for $6.8 million. Under the prior $100.0 million repurchase program, 39,157 and 53,133 were repurchased during the years ended March 31, 2025 and 2024, respectively, for $11.5 million and $10.5 million, respectively. Our Board of Directors has established an expiration of December 31, 2026 for the current $200.0 million repurchase program and we currently expect to continue to repurchase shares in the near future, but such repurchases are dependent upon our financial condition, results of operations, capital requirements, and other factors, including those set forth under Item 1A. "Risk Factors" of this Annual Report. See Note 12 to our consolidated financial statements included in Item 8 of this Annual Report for a discussion of our share repurchase program.

Capital Expenditures

During the year ended March 31, 2025, we invested $16.3 million in capital expenditures related to continuous improvement and automation, safety, capacity expansion, enterprise resource planning systems and new product introductions. We plan to continue investing in capital expenditures in the future to improve manufacturing productivity, enhance operational safety, upgrade information technology infrastructure and security and implement advanced technologies for our existing facilities.

Contractual Obligations

Our contractual obligations as of March 31, 2025 primarily included purchase obligations and operating lease commitments. Purchase obligations include agreements to purchase goods or services that are enforceable, legally binding and specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Purchase obligations exclude agreements that are cancellable without penalty. We expect to incur $44.6 million in purchase obligations over the next 12 months. For operating lease commitments, see Note 9 to our consolidated financial statements included in Item 8 of this Annual Report.

CRITICAL ACCOUNTING ESTIMATES

The process of preparing financial statements in conformity with U.S. GAAP requires the use of estimates and assumptions to determine reported amounts of certain assets, liabilities, revenues and expenses and the disclosure of related contingent assets and liabilities. These estimates and assumptions are based upon information available at the time of the estimates or assumptions, including our historical experience, where relevant. The most significant estimates made by management include: deferred taxes and tax reserves; and valuation of goodwill and indefinite-lived intangible assets, both at the time of initial acquisition, as well as part of recurring impairment analyses, as applicable. The significant estimates are reviewed at least annually, if not quarterly, by management. Because of the uncertainty of factors surrounding the estimates, assumptions and judgments used in the preparation of our financial statements, actual results may differ from the estimates, and the difference may be material.

Our critical accounting policies are those policies that are both most important to our financial condition and results of operations and require the most difficult, subjective or complex judgments on the part of management in their application, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. We believe that the following represent our critical accounting policies. For a summary of all of our significant accounting policies, see Note 1 to our consolidated financial statements included in Item 8 of this Annual Report. Management has discussed our critical accounting estimates and policies with the Audit Committee of our Board of Directors.

Deferred Taxes and Tax Reserves

Deferred tax assets and liabilities are determined based on temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities, applying enacted tax rates expected to be in effect for the year in which the differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Based on the evaluation of available evidence, both positive and negative, we recognize future tax benefits, such as net operating loss carryforwards and tax credit carryforwards, to the extent that these benefits are more likely than not to be realized. We base our judgment of the recoverability of our deferred tax assets primarily on historical earnings, our estimate of current and expected future earnings using historical and projected future operating results, and prudent and feasible tax planning strategies.

The amount of income taxes we pay is subject to ongoing audits by federal, state and foreign tax authorities, which may result in proposed assessments. Significant judgment is required in determining income tax provisions and evaluating tax positions. We establish reserves for open tax years for uncertain tax positions that may be subject to challenge by various taxing authorities. The consolidated tax provision and related accruals include the impact of such reasonably estimable losses and related interest and penalties as deemed appropriate. Tax benefits recognized in the financial statements from uncertain tax positions are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement.

During the year ended March 31, 2025, we released a reserve of $3.6 million including accrued interest of $0.6 million and accrued penalty of $0.5 million, as a result of the lapse of statute for the 2020 period. We also recorded additional accrued interest of $1.2 million and accrued penalty of $0.2 millions on historical tax positions. The Company expects $6.2 million of existing reserves for UTPs to either be settled or expire within the next 12 months as the statutes of limitations expire.

Our federal income tax returns remain subject to examination for the years ended March 31, 2024, 2023 and 2022. Our income tax returns for Falcon's pre-acquisition periods including calendar years 2022 (partial year), 2021, 2020 and 2019 remain subject to examinations. Our income tax returns for TRUaire's pre-acquisition periods including calendar years 2017, 2018, 2019 and 2020 remain subject to examinations. Our income tax returns in certain state income tax jurisdictions remain subject to examination for various periods for the period ended September 30, 2015 and subsequent years.

While we believe we have adequately provided for any reasonably foreseeable outcome related to these matters, our future results may include favorable or unfavorable adjustments to our estimated tax liabilities. To the extent that the expected tax outcome of these matters changes, such changes in estimate will impact the income tax provision in the period in which such determination is made.

Goodwill and Indefinite-Lived Intangible Assets

The initial recording of goodwill and intangible assets requires subjective judgements concerning estimates of the fair value of the acquired assets. Goodwill represents the excess of consideration paid over the net assets acquired. We test the value of goodwill for impairment as of January 31 each year or whenever events or circumstances indicate such asset may be impaired.

The test for goodwill impairment involves significant judgement in estimating projections of fair value generated through future performance of each of the reporting units. The identification of our reporting units began at the operating segment level and considered whether components one level below the operating segment levels should be identified as reporting units for purpose of testing goodwill for impairment based on certain conditions. These conditions included, among other factors, (i) the extent to which a component represents a business and (ii) the aggregation of economically similar components within the operating segments. Other factors that were considered in determining whether the aggregation of components was appropriate included the similarity of the nature of the products and services, the nature of the production processes, the methods of distribution and the types of industries served.

Accounting Standards Codification ("ASC") 350 allows an optional qualitative assessment, prior to a quantitative assessment test, to determine whether it is more likely than not that the fair value of a reporting unit exceeds its carrying amount. We bypassed the qualitative assessment and proceeded directly to the quantitative test. If the carrying value of a reporting unit exceeds its fair value, the goodwill of that reporting unit is impaired and an impairment loss is recorded equal to the excess of the carrying value over its fair value. We estimate the fair value of our reporting units based on an income approach, whereby we calculate the fair value of a reporting unit based on the present value of estimated future cash flows. A discounted cash flow analysis requires us to make various judgmental assumptions about future sales, operating margins, growth rates and discount rates, which are based on our budgets, business plans, economic projections, anticipated future cash flows and market participants. Our quantitative test performed as of January 31, 2025 indicated that no reporting unit was at risk of impairment and no goodwill impairment loss should be recognized for the year ended March 31, 2025. There was no impairment loss recognized for the years ended March 31, 2024 and 2023, respectively.

We have indefinite-lived intangible assets in the form of trademarks and license agreements. We test these intangible assets for impairment at least annually as of January 31 or whenever events or circumstances indicate that the carrying amount may not be recoverable. Significant assumptions used in the impairment test include the discount rate, royalty rate, future sales projections and terminal value growth rate. These inputs are considered non-recurring level three inputs within the fair value hierarchy. An impairment loss would be recognized when estimated future cash flows are less than their carrying amount. We recorded no impairment for the fiscal March 31, 2025, a $1.5 million impairment for the year ended March 31, 2024 relating to a trademark, and no impairment for the fiscal years March 31, 2023.

ACCOUNTING DEVELOPMENTS

We have presented the information about accounting pronouncements not yet implemented in Note 1 to our consolidated financial statements included in Item 8 of this Annual Report.

ITEM 7A: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from changes in interest rates and foreign currency exchange rates, which may adversely affect our consolidated financial position and results of operations. We seek to minimize these risks through regular operating and financing activities, and when deemed appropriate, through the use of interest rate swaps. It is our policy to enter into interest rate swaps only to the extent considered necessary to meet our risk management objectives. We do not purchase, hold or sell derivative financial instruments for trading or speculative purposes.

Variable Rate Indebtedness

We are subject to interest rate risk on our variable rate indebtedness. Fluctuations in interest rates have a direct effect on the interest expense associated with our outstanding indebtedness. We manage, or hedge, interest rate risks related to our borrowings by means of interest rate swap agreements. As discussed in Note 10, the Whitmore Term Loan interest rate swap was terminated on January 9, 2023. On February 7, 2023, we entered into an interest rate swap to hedge our exposure to variability in cash flows from interest payments on the first $100.0 million borrowing under our Revolving Credit Facility (defined in Note 8). In September 2024, the hedge was terminated as described in Note 8. At March 31, 2025, we had $0.0 million in unhedged variable rate indebtedness as the outstanding balance of the Revolving Credit Facility was paid off in September 2024.

We may also be exposed to credit risk in derivative contracts we may use. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. If the fair value of a derivative contract is positive, the counterparty will owe us, which creates credit risk for us. If the fair value of a derivative contract is negative, we will owe the counterparty and, therefore, do not have credit risk. We have sought to minimize the credit risk in derivative instruments by entering into transactions with high-quality counterparties.

Foreign Currency Exchange Rate Risk

We conduct a portion of our operations outside of the U.S. in currencies other than the U.S. dollar. Our non-U.S. operations are conducted primarily in their local currencies, which are also their functional currencies, and include the Australian dollar, British pound, Canadian dollar and Vietnamese dong. Foreign currency exposures arise from translation of foreign-denominated assets and liabilities into U.S. dollars and from transactions denominated in a currency other than a non-U.S. operation's functional currency. We realized net (losses) gains associated with foreign currency translation of $(1.9) million, $(1.9) million and $(3.8) million for the years ended March 31, 2025, 2024 or 2023, respectively, which are included in accumulated other comprehensive income (loss). We recognized foreign currency transaction net gains (losses) of $0.0 million, $1.1 million and $0.1 million for the years ended March 31, 2025, 2024 or 2023, respectively, which are included in other income (expense), net on our consolidated statements of operations.

Based on a sensitivity analysis as of March 31, 2025, a 10% change in the foreign currency exchange rates for the year ended March 31, 2025 would have impacted our net income by 3%. This calculation assumes that all currencies change in the same direction and proportion relative to the U.S. dollar and that there are no indirect effects, such as changes in non-U.S. dollar sales volumes or prices.

International Markets Risk

Our manufacturing operations are concentrated in the U.S., Vietnam and Canada, and we have distribution operations in the U.S., Australia, Canada and the U.K. Rapidly changing global trade policies, such as tariffs, may increase operating costs and uncertainty. We continue to monitor domestic and international regulatory developments relevant to our manufacturing and distribution operations.

ITEM 8: FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
CSW Industrials, Inc.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of CSW Industrials, Inc. (a Delaware corporation) and subsidiaries (the "Company") as of March 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income, equity, and cash flows for each of the three years in the period ended March 31, 2025, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of March 31, 2025, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), and our report dated May 22, 2025 expressed an unqualified opinion.

Basis for opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical audit matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Fair Value of Acquired Customer Lists

As described further in note 2 to the consolidated financial statements, the Company completed the acquisitions of the assets of PF WaterWorks, L.P. on November 4, 2024 for an aggregate purchase price of $45.6 million and the assets of PSP Products, Inc. on August 1, 2024 for an aggregate purchase price of $51.3 million. The Company's accounting for the acquisitions required the estimation of the fair values of assets acquired and liabilities assumed, including the customer lists for PF WaterWorks and PSP Products of $26.2 million and $30.0 million, respectively. The estimated fair values of the customer lists intangible assets were determined with the assistance from a third-party valuation specialist using the excess earnings method. We identified the estimation of the fair value of the customer lists as a critical audit matter.

The principal consideration for our determination that the estimation of the fair value of the customer lists was a critical audit matter was that there was high estimation uncertainty with respect to significant assumptions, including forecasted revenues, gross profit margins, EBITDA margins, and discount rates.

Our audit procedures related to the estimation of the fair value of the customer lists included the following, among others.
- We evaluated the effectiveness of the Company's controls associated with developing the estimated fair value of the customer lists.
- We evaluated the qualifications of the third-party valuation specialist engaged by the Company to assist in developing the estimated fair value of the customer lists.
- We utilized valuation specialists to evaluate the appropriateness of the methodologies and certain significant assumptions used by the Company, including comparing the discount rates to relevant observable market data.

- We tested the underlying data by comparing the forecasted revenues, gross profit margins, and EBITDA margins to historical operating results, and tested the completeness and accuracy of the underlying data used in the excess earnings method valuation.

/s/ GRANT THORNTON LLP

We have served as the Company's auditor since 2015.

Dallas, Texas
May 22, 2025

CSW INDUSTRIALS, INC.

CONSOLIDATED BALANCE SHEETS

		March 31,		
(Amounts in thousands, except per share amounts)		**2025**		**2024**
ASSETS				
Current assets:				
Cash and cash equivalents	$	225,845	$	22,156
Accounts receivable, net		155,651		142,665
Inventories, net		194,876		150,749
Prepaid expenses and other current assets		16,489		15,840
Total current assets		592,861		331,410
Property, plant and equipment, net		93,415		92,811
Goodwill		264,092		247,191
Intangible assets, net		357,910		318,819
Other assets		70,787		53,095
Total assets	$	1,379,065	$	1,043,326
LIABILITIES AND EQUITY				
Current liabilities:				
Accounts payable	$	54,767	$	48,387
Accrued and other current liabilities		92,435		67,449
Current portion of long-term debt		—		—
Total current liabilities		147,202		115,836
Long-term debt		—		166,000
Retirement benefits payable		1,083		1,114
Other long-term liabilities		138,347		125,298
Total liabilities		286,632		408,248
Commitments and contingencies (Note 17)				
Redeemable noncontrolling interest		20,187		19,355
Equity:				
Common shares, $0.01 par value		177		164
Shares authorized – 50,000				
Shares issued – 17,810 and 16,466, respectively				
Preferred shares, $0.01 par value		—		—
Shares authorized (10,000) and issued (0)				
Additional paid-in capital		501,286		137,253
Treasury shares, at cost (1,027 and 952 shares, respectively)		(122,125)		(95,643)
Retained earnings		705,035		583,075
Accumulated other comprehensive loss		(12,127)		(9,126)
Total equity		1,072,246		615,723
Total liabilities and equity	$	1,379,065	$	1,043,326

See accompanying notes to consolidated financial statements.

CSW INDUSTRIALS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except per share amounts)	Year Ended March 31,		
	2025	**2024**	**2023**
Revenues, net	$ 878,301	$ 792,840	$ 757,904
Cost of revenues	(484,989)	(442,095)	(439,690)
Gross profit	393,312	350,745	318,214
Selling, general and administrative expenses	(212,064)	(191,627)	(179,148)
Operating income	181,248	159,118	139,066
Interest expense, net	(269)	(12,723)	(13,197)
Other income (expense), net	(862)	(5,915)	42
Income before income taxes	180,117	140,480	125,911
Provision for income taxes	(42,633)	(37,941)	(29,337)
Net income	137,484	102,539	96,574
Income attributable to redeemable noncontrolling interest	(832)	(891)	(139)
Net income attributable to CSW Industrials, Inc.	$ 136,652	$ 101,648	$ 96,435
Basic earnings per common share:	$ 8.41	$ 6.54	$ 6.22
Diluted earnings per common share:	$ 8.38	$ 6.52	$ 6.20
Weighted average number of shares outstanding:			
Basic	16,242	15,533	15,509
Diluted	16,314	15,581	15,546

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands)	Year Ended March 31,					
		2025		2024		2023
Net income	$	137,484	$	102,539	$	96,574
Other comprehensive (loss) income:						
Foreign currency translation adjustments		(1,883)		(1,947)		(3,752)
Cash flow hedging activity, net of taxes of $295, $(326) and $(41), respectively		(1,111)		1,225		156
Pension and other postretirement effects, net of taxes of $2, $(1) and $(67), respectively		(7)		5		261
Other comprehensive loss		(3,001)		(717)		(3,335)
Comprehensive income	$	134,483	$	101,822	$	93,239
Less: Comprehensive income attributable to redeemable noncontrolling interest		(832)		(891)		(139)
Comprehensive income attributable to CSW Industrials, Inc.	$	133,651	$	100,930	$	93,100

See accompanying notes to consolidated financial statements.

CSW INDUSTRIALS, INC.

CONSOLIDATED STATEMENTS OF EQUITY

(Amounts in thousands)	Common Stock		Treasury Shares		Additional Paid-In Capital		Retained Earnings		Accumulated Other Comprehensive Loss		Total Equity	
Balance at March 31, 2022	$	162	$	(46,448)	$	112,924	$	407,522	$	(5,074)	$	469,086
Share-based compensation		—		—		9,752		—		—		9,752
Stock activity under stock plans		1		(3,417)		—		—		—		(3,416)
Reissuance of treasury shares		—		2,786		578		—		—		3,364
Repurchase of common shares		—		(35,655)		—		—		—		(35,655)
Net income		—		—		—		96,435		—		96,435
Dividends		—		—		82		(10,638)		—		(10,556)
Other comprehensive loss, net of tax		—		—		—		—		(3,335)		(3,335)
Balance at March 31, 2023	$	163	$	(82,734)	$	123,336	$	493,319	$	(8,409)	$	525,675
Share-based compensation		—		—		11,537		—		—		11,537
Stock activity under stock plans		1		(4,966)		—		—		—		(4,965)
Reissuance of treasury shares		—		2,526		2,293		—		—		4,819
Repurchase of common shares		—		(10,469)		—		—		—		(10,469)
Net income		—		—		—		101,648		—		101,648
Dividends		—		—		87		(11,892)		—		(11,805)
Other comprehensive loss, net of tax		—		—		—		—		(717)		(717)
Balance at March 31, 2024	$	164	$	(95,643)	$	137,253	$	583,075	$	(9,126)	$	615,723
Share-based compensation		—		—		13,587		—		—		13,587
Stock activity under stock plans		—		(9,425)		—		—		—		(9,425)
Reissuance of treasury shares		—		1,211		2,947		—		—		4,158
Repurchase of common shares		—		(18,268)		—		—		—		(18,268)
Net income		—		—		—		136,652		—		136,652
Dividends		—		—		105		(14,692)		—		(14,587)
Equity issuance		13		—		347,394		—		—		347,407
Other comprehensive loss, net of tax		—		—		—		—		(3,001)		(3,001)
Balance at March 31, 2025	$	177	$	(122,125)	$	501,286	$	705,035	$	(12,127)	$	1,072,246

See accompanying notes to consolidated financial statements.

CSW INDUSTRIALS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended March 31,		
(Amounts in thousands)	2025	2024	2023
Cash flows from operating activities:			
Net income	$ 137,484	$ 102,539	$ 96,574
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	14,210	13,961	12,838
Amortization of intangible and other assets	28,795	23,688	22,716
Provision for inventory reserves	2,686	4,229	1,522
Provision for credit losses	1,408	814	2,013
Share-based and other executive compensation	13,587	11,537	9,751
Fair value change in contingent consideration	2,100	—	—
Net loss (gain) on disposals of property, plant and equipment	35	(2,677)	104
Net pension benefit	66	67	150
Impairment of intangible assets	—	1,600	156
Net deferred taxes	(6,915)	(2,497)	(6,011)
Changes in operating assets and liabilities:			
Accounts receivable	(9,116)	(17,897)	1,105
Inventories	(35,699)	10,364	(11,422)
Prepaid expenses and other current assets	(1,369)	4,608	(1,282)
Other assets	1,424	1,146	458
Accounts payable and other current liabilities	21,664	12,293	(7,000)
Retirement benefits payable and other liabilities	(1,998)	557	(219)
Net cash provided by operating activities	168,362	164,332	121,453
Cash flows from investing activities:			
Capital expenditures	(16,266)	(16,575)	(13,951)
Proceeds from sale of assets held for investment	—	1,665	—
Proceeds from sale of assets	1,229	2,185	120
Cash paid for investments	(2,500)	—	—
Cash paid for acquisitions, net of cash received	(84,684)	(29,779)	(55,885)
Net cash used in investing activities	(102,221)	(42,504)	(69,716)
Cash flows from financing activities:			
Borrowings on lines of credit	32,723	112,319	143,177
Repayments of lines of credit	(198,723)	(199,319)	(142,952)
Payments of deferred loan costs	—	—	(710)
Payments of contingent consideration	(1,085)	(2,950)	(2,450)
Purchase of treasury shares	(27,693)	(15,268)	(39,072)
Proceeds from stock option activity	—	—	272
Proceeds from issuance of equity	347,407	—	—
Proceeds from acquisition of redeemable noncontrolling interest shareholder	—	—	3,000
Dividends paid to shareholders	(14,582)	(11,805)	(10,555)
Net cash provided by (used in) financing activities	138,047	(117,023)	(49,290)
Effect of exchange rate changes on cash and equivalents	(499)	(1,104)	(611)
Net change in cash and cash equivalents	203,689	3,701	1,836
Cash and cash equivalents, beginning of period	22,156	18,455	16,619
Cash and cash equivalents, end of period	$ 225,845	$ 22,156	$ 18,455
Supplemental non-cash disclosure:			
Cash paid during the year for interest	$ 4,789	$ 12,254	$ 12,502
Cash paid during the year for income taxes	50,866	39,295	47,476

See accompanying notes to consolidated financial statements.

1. ORGANIZATION AND OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CSWI is a diversified industrial growth company with a strategic focus on providing niche, value-added products in the end markets we serve. We operate in three business segments: Contractor Solutions, Specialized Reliability Solutions, Engineered Building Solutions. Our products include mechanical products for heating, ventilation, air conditioning and refrigeration ("HVAC/R"), plumbing products, grilles, registers and diffusers ("GRD"), building safety solutions and high-performance specialty lubricants and sealants. End markets that we serve include HVAC/R, architecturally-specified building products, general industrial, plumbing, energy, rail transportation, mining and electrical. Drawing on our innovative and proven technologies, we seek to deliver solutions to our professional customers that require superior performance and reliability. The reputation of our product portfolio is built on more than 100 well-respected brand names, such as AC Guard®, Air Sentry®, Balco®, Cover Guard®, Deacon®, Dust Free®, Falcon Stainless®, Greco®, Jet-Lube®, Kopr-Kote®, Leak Freeze®, Metacaulk®, No. 5®, OilSafe®, PF WaterWorks™, PSP Products™, RectorSeal®, Safe-T-Switch®, Shoemaker Manufacturing®, Smoke Guard®, TRUaire® and Whitmore®.

There continues to be uncertainty regarding overall macroeconomic conditions, including increased geopolitical tensions, risk of recessions, and the effects of potential trade policies including tariffs. Since February 2025, the current United States presidential administration has imposed or threatened to impose tariffs in various jurisdictions. In April 2025, the President of the United States issued an executive order to regulate imports by imposing reciprocal country specific tariffs on multiple nations around the world, including Vietnam and China. A further executive order issued in April 2025 paused the implementation of the country specific tariffs on Vietnam and many other countries for 90 days, maintaining a 10% global baseline tariff, while the United States works with its trade partners to negotiate new trade agreements. Significant tariffs remain in effect between the U.S. and China. The current situation is dynamic, and it is unknown if the United States and its trade partners will reach an agreement to further pause or eliminate the pending tariffs. Should these tariffs be enacted they could have a material impact on our future net sales, cost of goods sold in the United States, profit and cash flow. The ultimate effect will be dependent on the magnitude and duration of the tariffs and the countries implicated, as well as our ability to mitigate their impact, where we continue to actively assess and implement mitigation options.

Basis of Presentation – The consolidated financial position, results of operations and cash flows included in this Annual Report on Form 10-K for the fiscal year ended March 31, 2025 ("Annual Report") include all revenues, costs, assets and liabilities directly attributable to CSWI and have been prepared in accordance with United States ("U.S.") generally accepted accounting principles ("GAAP"). The consolidated financial statements are for us and our consolidated subsidiaries, each of which is a wholly-owned subsidiary, except our 50% investment in a variable interest entity for which we have determined that we are the primary beneficiary and therefore have consolidated into our financial statements. All significant intercompany transactions have been eliminated in consolidation.

Variable Interest Entities - We evaluate whether an entity is a variable interest entity ("VIE") and determine if the primary beneficiary status is appropriate on a quarterly basis. We consolidate a VIE for which we are the primary beneficiary. When assessing the determination of the primary beneficiary, we consider all relevant facts and circumstances, including: the power to direct the activities of the VIE that most significantly impact the VIE's economic performance, the obligation to absorb the expected losses and/or the right to receive the expected returns of the VIE. Through this evaluation, we determined that the Whitmore JV is a VIE and the Company is the primary beneficiary of this VIE, primarily due to Whitmore having the power to direct the manufacturing activities, which are considered the most significant activities for the Whitmore JV.

Use of Estimates – The process of preparing financial statements in conformity with U.S. GAAP requires us to make estimates and assumptions that affect reported amounts of certain assets, liabilities, revenues and expenses. We believe our estimates and assumptions are reasonable; however, actual results may differ materially from such estimates. The most significant estimates and assumptions are used in determining:
- Deferred taxes and tax reserves; and
- Valuation of goodwill and indefinite-lived intangible assets.

Cash and Cash Equivalents – We consider all highly liquid instruments purchased with original maturities of three months or less and money market accounts to be cash equivalents. We maintain our cash and cash equivalents at financial institutions for which the combined account balances in individual institutions may exceed insurance coverage and, as a result, there is a concentration of credit risk related to amounts on deposit in excess of insurance coverage. We had deposits in domestic banks of $214.8 million and $12.6 million at March 31, 2025 and 2024, respectively, and balances of $11.0 million and $9.5 million were held in foreign banks at March 31, 2025 and 2024, respectively.

Accounts Receivable, Allowance for Credit Losses and Credit Risk – Trade accounts receivables are recorded at the invoiced amounts and do not bear interest. We record an allowance for credit losses on trade receivables that, when deducted from the gross trade receivables balance, presents the net amount expected to be collected. We estimate the allowance based on an aging schedule and according to historical losses as determined from our billings and collections history. This may be adjusted after consideration of customer-specific factors such as financial difficulties, liquidity issues or insolvency, as well as both current and forecasted macroeconomic conditions as of the reporting date. We adjust the allowance and recognize credit losses in the income statement each period. Trade receivables are written off against the allowance in the period when the receivable is deemed to be uncollectible. Subsequent recoveries of amounts previously written off are reflected as a reduction to periodic credit losses in the income statement.

Credit risks are mitigated by the diversity of our customer base across many different industries and by performing creditworthiness analyses on our customers. Additionally, we mitigate credit risk through letters of credit and advance payments received from our customers. We do not believe that we have any significant concentrations of credit risk.

Inventories and Related Reserves – Inventories are stated at the lower of cost or net realizable value and include raw materials, supplies, direct labor and manufacturing overhead. Inventories are accounted for using a standard costing methodology, which approximates cost on a first-in, first-out ("FIFO") basis.

Reserves are provided for slow-moving or excess and obsolete inventory based on the difference between the cost of the inventory and its net realizable value and by reviewing quantities on hand in comparison with historical and expected future usage. In estimating the reserve for excess or slow-moving inventory, management considers factors such as product aging, current and future customer demand and market conditions.

Property, Plant and Equipment – Property, plant and equipment are stated at cost and depreciated using the straight-line method over the estimated useful lives of the individual assets. When property, plant and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and the resulting gain or loss is included in income from operations for the period. Generally, the estimated useful lives of assets are:

Land improvements	5	to	40 years
Buildings and improvements	7	to	40 years
Plant, office and lab equipment	5	to	10 years

We review property, plant and equipment for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable.

Repairs and maintenance costs are expensed as incurred, and significant improvements that either extend the useful life or increase the capacity or efficiency of property and equipment are capitalized and depreciated.

Valuation of Goodwill and Intangible Assets – The value of goodwill is tested for impairment at least annually as of January 31 or whenever events or circumstances indicate such assets may be impaired. The identification of our reporting units began at the operating segment level and considered whether components one level below the operating segment levels should be identified as reporting units for purpose of testing goodwill for impairment based on certain conditions. These conditions included, among other factors, (i) the extent to which a component represents a business and (ii) the aggregation of economically similar components within the operating segments. Other factors that were considered in determining whether the aggregation of components was appropriate included the similarity of the nature of the products and services, the nature of the production processes, the methods of distribution and the types of industries served.

Accounting Standards Codification ("ASC") 350 allows an optional qualitative assessment, prior to a quantitative assessment test, to determine whether it is more likely than not that the fair value of a reporting unit exceeds its carrying amount. We bypassed the qualitative assessment and proceeded directly to the quantitative test. If the carrying value of a reporting unit exceeds it fair value, the goodwill of that reporting unit is impaired and an impairment loss is recorded equal to the excess of the carrying value over its fair value. We estimate the fair value of our reporting units based on an income approach, whereby we calculate the fair value of a reporting unit base on the present value of estimated future cash flows. A discounted cash flow analysis requires us to make various judgmental assumptions about future sales, operating margins, growth rates and discount rates, which are based on our budgets, business plans, economic projections, anticipated future cash

ANNUAL REPORT

flows and market participants and are considered non-recurring Level III inputs within the fair value hierarchy. No goodwill impairment loss was recognized as a result of the impairment tests for the years ended March 31, 2025, 2024 or 2023.

We have intangible assets consisting of patents, trademarks, customer lists and non-compete agreements. Definite-lived intangible assets are assessed for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable. In addition, we have other trademarks and license agreements that are considered to have indefinite lives. We test indefinite-lived intangible assets for impairment at least annually as of January 31 or whenever events or circumstances indicate that the carrying amount may not be recoverable. Significant assumptions used in the impairment test include the discount rate, royalty rate, future revenue projections and terminal value growth rate. These inputs are considered non-recurring Level III inputs within the fair value hierarchy. An impairment loss would be recognized when estimated future cash flows are less than their carrying amount. We recorded no impairment for the fiscal year ended March 31, 2025, a $1.5 million impairment for the fiscal year ended March 31, 2024 relating to a trademark, and no impairment for the fiscal year ended March 31, 2023.

Property Held for Investment – One of our operating subsidiaries holds and manages a non-operating property, which is valued at lower of cost or market and will be disposed of as opportunities arise to maximize value.

Other Investments - We hold equity investments in private companies that do no have readily determinable fair values. In accordance with Accounting Standards Codification ("ASC") 321 "Investments - Equity Securities", we have elected the measurement alternative to record such investments at cost, less impairment, if any, and adjusted for observable price changes in orderly transactions for identical or similar investment. The investments are assessed each reporting period to determine whether an impairment or an observable price change has occurred. If impairment indicators are identified, we write down the investment to its fair value if the decline in value is other-than-temporary. The investments are recognized in our consolidated balance sheets in other assets. No impairment or observable price adjustments were recognized during the reporting period. Refer to Note 13 for further information regarding the investments.

Deferred Loan Costs – Deferred loan costs related to our credit facility, which are reported in other assets and consist of fees and other expenses associated with debt financing, are amortized over the term of the associated debt using the effective interest method.

Fair Values of Financial Instruments – Our financial instruments are presented at fair value in our consolidated balance sheets, with the exception of our long-term debt, as discussed in Note 8. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Where available, fair value is based on observable market prices or parameters or derived from such prices or parameters. Where observable prices or inputs are not available, valuation models may be applied.

Assets and liabilities recorded at fair value in our consolidated balance sheets are categorized based upon the level of judgment associated with the inputs used to measure their fair values. Hierarchical levels, as defined by Accounting Standards Codification ("ASC") 820, "Fair Value Measurements and Disclosures," are directly related to the amount of subjectivity associated with the inputs to fair valuation of these assets and liabilities. An asset or a liability's categorization within the fair value hierarchy is based on the lowest level of significant input to its valuation. Hierarchical levels are as follows:

Level I – Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level II – Inputs (other than quoted prices included in Level I) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument's anticipated life.

Level III – Inputs reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

Recurring fair value measurements include redeemable noncontrolling interest, investments in derivative instruments and contingent consideration liability. The redemption value of the redeemable noncontrolling interest is estimated using a discounted cash flow analysis, which requires management judgment with respect to future revenue, operating margins, growth rates and discount rates and is classified as Level III under the fair value hierarchy. The fair value measurements of our derivative instruments are determined using models that maximize the use of the observable market inputs including interest rate curves, and are classified as Level II under the fair value hierarchy. The redemption value of the redeemable noncontrolling interest is discussed in Note 3. The fair values of our derivative instruments are included in Note 10.

Contingent consideration – The fair value of the contingent consideration liability is determined using either a scenario-based analysis on forecasted future results or an option pricing model simulation that determines an average projected payment value across numerous iterations. The contingent consideration liability is initially recorded at fair value on the acquisition date and is remeasured quarterly based on the then assessed fair value, with any change in the fair value recorded in selling, general and administrative expenses in the Consolidated Statements of Operations and in cash flows from operating activities in the Consolidated Statements of Cash Flows. Contingent consideration payments are shown in cash flows from financing activities in the Consolidated Statements of Cash Flows. The change in the fair value of the contingent consideration can result from changes in future operations, forecasted revenue and in assumed discount rates. The fair value measurement is based on significant inputs that are not observable in the market and is classified as Level III under the fair value hierarchy. The fair values of contingent consideration liability are discussed in Note 13. As of March 31, 2025 and 2024, the contingent consideration liability reported in the balance sheets was $24.4 million and $7.4 million, respectively.

The fair values of contingent consideration liability are discussed in Note 2.

Leases – We determine if a contract is or contains a lease at inception by evaluating whether the contract conveys the right to control the use of an identified asset. Right-of-Use ("ROU") assets and lease liabilities are initially recognized at the commencement date based on the present value of remaining lease payments over the lease term calculated using our incremental borrowing rate, unless the implicit rate is readily determinable. ROU assets represent the right to use an underlying asset for the lease term, including any upfront lease payments made and excluding lease incentives. Lease liabilities represent the obligation to make future lease payments throughout the lease term. As most of our operating leases do not provide an implicit rate, we apply our incremental borrowing rate to determine the present value of remaining lease payments. Our incremental borrowing rate is determined based on information available at the commencement date of the lease. The lease term includes renewal periods when we are reasonably certain to exercise the option to renew. The ROU asset is amortized over the expected lease term. Lease and non-lease components, when present on our leases, are accounted for separately. Leases with an initial term of 12 months or less are excluded from recognition in the balance sheet, and the expense for these short-term leases and for operating leases is recognized on a straight-line basis over the lease term. We have certain lease contracts with terms and conditions that provide for variability in the payment amount based on changes in facts or circumstances occurring after the commencement date. These variable lease payments are recognized in our consolidated income statements as the obligation is incurred. As of March 31, 2025, we did not have material leases that imposed significant restrictions or covenants, material related party leases or sale-leaseback arrangements.

Derivative Instruments and Hedge Accounting – We do not use derivative instruments for trading or speculative purposes. We enter into interest rate swap agreements for the purpose of hedging our cash flow exposure to floating interest rates on certain portions of our debt. All derivative instruments are recognized on the balance sheet at their fair values. Changes in the fair value of a designated interest rate swap are recorded in other comprehensive loss until earnings are affected by the underlying hedged item. Any ineffective portion of the gain or loss is immediately recognized in earnings. Upon settlement, realized gains and losses are recognized in interest expense in the consolidated statements of operations.

We discontinue hedge accounting when (1) we deem the hedge to be ineffective and determine that the designation of the derivative as a hedging instrument is no longer appropriate; (2) the derivative matures, terminates or is sold; or (3) occurrence of the contracted or committed transaction is no longer probable or will not occur in the originally expected period. When hedge accounting is discontinued and the derivative remains outstanding, we carry the derivative at its estimated fair value on the balance sheet, recognizing changes in the fair value in current period earnings. If a cash flow hedge becomes ineffective, any deferred gains or losses remain in accumulated other comprehensive loss until the underlying hedged item is recognized. If it becomes probable that a hedged forecasted transaction will not occur, deferred gains or losses on the hedging instrument are recognized in earnings immediately.

We are exposed to risk from credit-related losses resulting from nonperformance by counterparties to our financial instruments. We perform credit evaluations of our counterparties under forward exchange contracts and interest rate swap agreements and expect all counterparties to meet their obligations. If necessary, we adjust the values of our derivative contracts for our or our counterparties' credit risk.

Pension Obligations – Determination of pension benefit obligations is based on estimates made by management in consultation with independent actuaries. Inherent in these valuations are assumptions including discount rates, expected rates of return on plan assets, retirement rates, mortality rates and rates of compensation increase and other factors, all of which are reviewed annually and updated if necessary. Current market conditions, including changes in rates of return, interest rates and medical inflation rates, are considered in selecting these assumptions. Actuarial gains and losses and prior service costs are recognized in accumulated other comprehensive loss as they arise, and we amortize these costs into net pension expense over the remaining expected service period. We used a measurement date of March 31 for all periods presented.

Redeemable Noncontrolling Interests - Noncontrolling interests with redemption features that are not solely within our control are considered redeemable noncontrolling interests. Our redeemable noncontrolling interest relates to Shell's 50% equity interest in the Whitmore JV and is classified in temporary equity that is reported between liabilities and shareholders' equity on our Consolidated Balance Sheets initially at its formation-date fair value. We adjust the redeemable noncontrolling interest each reporting period for the net income (or loss) attributable to the noncontrolling interest. We also make a measurement period adjustment, if any, to adjust the redeemable noncontrolling interest to the higher of the redemption value or carrying value each reporting period. These adjustments are recognized through retained earnings and are not reflected in net income or net income attributable to CSWI. The redemption value of the redeemable noncontrolling interest is estimated using a discounted cash flow analysis, which requires management judgment with respect to future revenue, operating margins, growth rates and discount rates. Net income (loss) attributable to the redeemable noncontrolling interests are presented as a separate line on the consolidated statements of operations which is necessary to identify those income (loss) specifically attributable to CSWI. The financial results and position of the redeemable noncontrolling interest acquired through the formation of the Whitmore JV are included in their entirety in our consolidated statements of operations and consolidated balance sheets.

When calculating earnings per share attributable to CSWI, we adjust net income attributable to CSWI for the excess portion of the measurement period adjustment to the extent the redemption value exceeds both the carrying value and the fair value of the redeemable noncontrolling interest on a cumulative basis. Refer to Note 3 for further information regarding the redeemable noncontrolling interest.

Revenue Recognition – We recognize revenues to depict the transfer of control of promised goods or services to our customers in an amount that reflects the consideration to which we expect to be entitled in exchange for those goods or services. Refer to Note 19 for further discussion. We recognize revenue when all of the following criteria have been met: (i) a contract with a customer exists, (ii) performance obligations have been identified, (iii) the price to the customer has been determined, (iv) the price to the customer has been allocated to the performance obligations, and (v) performance obligations are satisfied, which are more fully described below.

(i) We identify a contract with a customer when a sales agreement indicates approval and commitment of the parties; identifies the rights of the parties; identifies the payment terms; has commercial substance; and it is probable that we will collect the consideration to which we will be entitled in exchange for the goods or services that will be transferred to the customer. In most instances, our contract with a customer is the customer's purchase order. For certain customers, we may also enter into a sales agreement that outlines a framework of terms and conditions that apply to all future purchase orders for that customer. In these situations, our contract with the customer is both the sales agreement and the specific customer purchase order. Because our contract with a customer is typically for a single transaction or customer purchase order, the duration of the contract is one year or less. As a result, we have elected to apply certain practical expedients and, as permitted by GAAP, omit certain disclosures of remaining performance obligations for contracts that have an initial term of one year or less.

(ii) We identify performance obligations in a contract for each promised good or service that is separately identifiable from other promises in the contract and for which the customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer. Goods and services provided to our customers that are deemed immaterial are included with other performance obligations.

(iii) We determine the transaction price as the amount of consideration we expect to be entitled to in exchange for fulfilling the performance obligations, including the effects of any variable consideration.

(iv) For any contracts that have more than one performance obligation, we allocate the transaction price to each performance obligation in an amount that depicts the amount of consideration to which we expect to be entitled in exchange for satisfying each performance obligation. We have excluded disclosure of the transaction price allocated to remaining performance obligations if the performance obligation is part of a contract that has an original expected duration of one year or less as the majority of our contracts are short-term in nature with a term of one year or less.

(v) We recognize revenue when, or as, we satisfy the performance obligation in a contract by transferring control of a promised good or service to the customer.

We exclude from the measurement of the transaction price all taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction and collected from a customer. As such, we present revenue net of sales and other similar taxes. Shipping and handling costs associated with outbound freight after control over a product has transferred to a customer are accounted for as a fulfillment cost and are included in cost of revenues. Costs to obtain a contract, which include sales commissions recorded in selling, general and administrative expense, are expensed when incurred as the amortization period is one year or less. We do not have customer contracts that include significant financing components.

Research and Development ("R&D") – R&D costs are expensed as incurred. Costs incurred for R&D primarily include salaries and benefits and consumable supplies, as well as rent, professional fees, utilities and the depreciation of property and equipment used in R&D activities. R&D costs included in selling, general and administrative expense were $5.3 million, $5.9 million and $4.8 million for the years ended March 31, 2025, 2024 and 2023, respectively.

Advertising costs – Advertising costs are expensed as incurred and included in selling, general and administrative expenses. For the years ended March 31, 2025, 2024 and 2023, advertising costs were $4.7 million, $4.5 million and $4.7 million, respectively.

Share-based Compensation – Share-based compensation is measured at the grant-date fair value. The exercise price of stock option awards and the fair value of restricted share awards are set at the closing price of our common stock on the date of grant, which is the date such grants are authorized by our Board of Directors. The fair value of performance-based restricted share awards is determined using a Monte Carlo simulation model incorporating all possible outcomes against the Russell 2000 Index. The fair value of share-based payment arrangements is amortized on a straight-line basis to compensation expense over the period in which the restrictions lapse based on the expected number of shares that will vest. Share-based compensation expense, net of estimated forfeitures, is included in selling, general and administrative expenses. The forfeiture rate is estimated upon grant and is adjusted when actual forfeitures occur. Upon the vesting of granted shares, the participants may elect to cover tax withholdings by selling back a portion of vested shares to the Company. In such cases, we repurchase the shares from the participant to satisfy the minimum tax withholding requirements on their behalf and report such share repurchase as a financing cash outflow in the consolidated statement of cash flows. To cover the exercise of options and vesting of restricted shares, we generally issue new shares from our authorized but unissued share pool, although we may instead issue treasury shares in certain circumstances.

Income Taxes, Deferred Taxes and Tax Valuation Allowances – We apply the liability method in accounting and reporting for income taxes. Under the liability approach, deferred tax assets and liabilities are determined based upon the difference between the financial statement carrying amounts and the tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax rates expected to be in effect when these differences are expected to reverse. The effect on deferred tax assets and liabilities resulting from a change in tax rates is recognized in the period that includes the enactment date. The deferred income tax assets are adjusted by a valuation allowance, if necessary, to recognize future tax benefits only to the extent, based on available evidence, that it is more likely than not to be realized. This analysis is performed on a jurisdictional basis and reflects our ability to utilize these deferred tax assets through a review of past, current and estimated future taxable income in addition to the establishment of viable tax strategies that will result in the utilization of the deferred assets.

Unremitted Earnings – During the fiscal quarter ended March 31, 2023, we lifted our assertion that the earnings of Greco Canada are indefinitely invested outside of the U.S. As of fiscal year ended March 31, 2025, we assert that all of our foreign earnings of the U.K., Australian, Vietnam and Canadian subsidiaries will be remitted to the U.S. through distributions. A provision was made for taxes that may become payable upon distribution of earnings from our foreign subsidiaries. Deferred income tax has not been recognized on any remaining basis difference that is permanently invested outside the United States.

Uncertain Tax Positions – We establish income tax liabilities to remove some or all of the income tax benefit of any of our income tax positions based upon one of the following: (1) the tax position is not "more likely than not" to be sustained, (2) the tax position is "more likely than not" to be sustained, but for a lesser amount or (3) the tax position is "more likely than not" to be sustained, but not in the financial period in which the tax position was originally taken. The amount of income taxes we pay is subject to ongoing audits by federal, state, and foreign taxing authorities, which often result in proposed assessments. We establish reserves for open tax years for uncertain tax positions that may be subject to challenge by various taxing authorities. The consolidated tax provision and related accruals include the impact of such reasonably estimable losses and related interest and penalties as deemed appropriate.

We recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities. The determination is based on the technical merits of the position and presumes that each uncertain tax position will be examined by the relevant taxing authority that has full knowledge of all

ANNUAL REPORT

relevant information. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement.

Earnings Per Share – We use the two-class method of calculating earnings per share, which determines earnings per share for each class of common stock and participating security as if all earnings of the period had been distributed. If the holders of restricted stock awards are entitled to vote and receive dividends during the restriction period, unvested shares of restricted stock qualify as participating securities and, accordingly, are included in the basic computation of earnings per share. Our unvested restricted shares participate on an equal basis with common shares; therefore, there is no difference in undistributed earnings allocated to each participating security. Accordingly, the presentation in Note 11 is prepared on a combined basis and is presented as earnings per common share. Diluted earnings per share is based on the weighted average number of shares as determined for basic earnings per share plus shares potentially issuable in connection with stock options and restricted stock awards not entitled to vote and receive dividends during the restriction period.

Foreign Currency Translation – Assets and liabilities of our foreign subsidiaries are translated to U.S. dollars at exchange rates prevailing at the balance sheet date, while income and expenses are translated at average rates for each month. Translation gains and losses are reported as a component of accumulated other comprehensive loss. Transactional currency gains and losses arising from transactions in currencies other than our sites' functional currencies are included in our consolidated statements of operations.

Transaction and translation gains and losses arising from intercompany balances are reported as a component of accumulated other comprehensive loss when the underlying transaction stems from a long-term equity investment or from debt designated as not due in the foreseeable future. Otherwise, we recognize transaction gains and losses arising from intercompany transactions as a component of income.

Segments - We conduct our operations through three business segments based on how we manage the business. Our Chief Executive Officer views our business, assesses performance and allocates resources using financial information generated and reported at the reportable segment level. We evaluate segment performance and allocate resources based on each reportable segment's operating income. Our reportable segments are as follows:

1. *Contractor Solutions*, which manufactures efficiency and performance enhancing products predominantly for residential and commercial HVAC/R and plumbing applications, which are designed primarily for the professional trades. This segment is comprised primarily of our RectorSeal and Shoemaker operating companies.

2. *Specialized Reliability Solutions*, which provides products for increasing the reliability, performance and lifespan of industrial assets and solving equipment maintenance challenges. This segment is comprised primarily of our Whitmore operating company and the Whitmore JV.

3. *Engineered Building Solutions*, which provides primarily code-driven products focused on life safety that are engineered to provide aesthetically-pleasing solutions for the construction, refurbishment and modernization of commercial, institutional, and multi-family residential buildings. This segment is comprised of our Balco, Greco and Smoke Guard operating companies.

Intersegment sales and transfers are recorded at cost plus a profit margin, with the revenues and related margin on such sales eliminated in consolidation. We do not allocate share-based compensation expense, interest expense or interest income to our segments. Our corporate headquarters does not constitute a separate segment. The Eliminations and Other segment information is included to reconcile segment data to the consolidated financial statements and includes assets and expenses primarily related to corporate functions and excess non-operating properties.

Accounting Developments

Pronouncements Implemented

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which provides updates to qualitative and quantitative reportable segment disclosure requirements, including enhanced disclosures about significant segment expenses and increased interim disclosure requirements, among others. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted, and the amendments should be applied retrospectively. This ASU is effective for our Form 10-K for fiscal 2025 and our Form 10-Q for the first quarter of fiscal 2026. Our adoption of this ASU effective April 1, 2024, applied retroactively as required, did not have an impact on our consolidated balance sheets, consolidated statements of income or consolidated statements of cash flows. Refer to Note 20, "Segments" for more information regarding the Company's segment disclosures.

Pronouncements not yet implemented

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which provides qualitative and quantitative updates to the rate reconciliation and income taxes paid disclosures, among others, in order to enhance the transparency of income tax disclosures, including consistent categories and greater disaggregation of information in the rate reconciliation and disaggregation by jurisdiction of income taxes paid. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. This ASU should be applied prospectively; however, retrospective application is also permitted. This ASU will be effective for our Form 10-K for fiscal 2026. We are currently evaluating the impact this ASU may have on our financial statement disclosures.

In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income (Topic 220): Expense Disaggregation Disclosures. Additionally, in January 2025, the FASB issued ASU 2025-01 to clarify the effective date of ASU 2024-03. This ASU provides guidance to expand disclosures related to the disaggregation of income statement expenses. This ASU also requires, in the notes to the financial statements, disclosure of specified information about certain costs and expenses which includes purchases of inventory, employee compensation, depreciation, and intangible asset amortization included in each relevant expense caption. ASU 2025-01 is effective for fiscal years beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027, on a retrospective or prospective basis, with early adoption permitted. This ASU will be effective for our Form 10-K for fiscal 2028 and our Form 10-Q for the first quarter of 2029. We are currently evaluating the impact this ASU may have on our financial statement disclosures.

ANNUAL REPORT

2. ACQUISITIONS

PF WaterWorks, L.P.

On November 4, 2024, we acquired the assets of PF WaterWorks, L.P. ("PF WaterWorks"), based in Houston, Texas for an aggregate purchase price of $45.6 million, comprised of cash considerations of $40.0 million, a working capital true-up adjustment of $2.4 million and contingent considerations initially measured at $3.2 million based on PF WaterWorks meeting defined financial targets over a period of 3.2 years. The cash consideration was funded with cash on hand. PF WaterWorks offers innovative, eco-friendly drain management solutions that expand upon, and are complimentary to, our existing plumbing product portfolio. As of the acquisition date, the estimated fair value of the contingent consideration was classified as a long-term liability of $3.2 million, which was determined using an option pricing model simulation that determines an average projected payment value across numerous iterations. During the year ended March 31, 2025, we incurred $1.4 million in transaction expenses in connection with the PF WaterWorks acquisition, which were included in selling, general and administrative expenses in the Consolidated Statements of Operations under the Contractor Solutions segment.

The PF WaterWorks acquisition was accounted for as a business combination under FASB Accounting Standards Codification Topic 805, Business Combinations ("Topic 805"). The excess of the purchase price over the preliminary fair value of the identifiable assets acquired and liabilities assumed was $10.3 million allocated to goodwill, which represents the value expected to be obtained from owning products that are expanding our existing plumbing offerings and provide additional drain management solutions to our customers. The preliminary allocation of the fair value of the net assets acquired comprises customer lists ($26.2 million), trade name ($3.1 million), patent ($0.6 million), accounts receivable ($1.6 million), inventory ($4.2 million), other current assets ($0.2 million), equipment ($0.1 million) and other assets ($0.4 million), net of current liabilities ($0.9 million) and other liabilities ($0.1 million). Customer lists and patent are being amortized over 15 years and 5 years, respectively, while the trade name and goodwill are not being amortized. The Company's evaluation of the facts and circumstances available as of November 4, 2024 to assign fair values to net assets acquired is ongoing. The primary area of preliminary purchase price allocation subject to change relates to the valuation of working capital, value of property, plant and equipment and residual goodwill. We expect to finalize the purchase price allocation as soon as practicable, but no later than one year from the acquisition date. Goodwill and all intangible assets are deductible and amortized over 15 years for income tax purposes. PF WaterWorks activity has been included in our Contractor Solutions segment since the acquisition date.

The disclosure of PF WaterWorks' post-acquisition revenue and net income is not practical due to integration activities since the acquisition date. No pro forma information has been provided due to immateriality.

PSP Products, Inc.

On August 1, 2024, we acquired the assets of PSP Products, Inc. ("PSP"), based in Manassas, Virginia for an aggregate purchase price of $51.3 million, comprised of cash consideration of $32.5 million, a working capital true-up adjustment of $7.0 million and contingent considerations initially measured at $11.8 million based on PSP meeting defined operational and financial targets over a period of 2.5 years. The cash consideration was funded with cash on hand and borrowings under our existing Revolving Credit Facility, as defined in Note 8. PSP offers a family of superior surge protection and load management products to our existing HVAC/R offerings. As of the acquisition date, the estimated fair value of the contingent consideration was classified as a long-term liability of $11.8 million, of which $4.8 million was determined using an option pricing model simulation that determines an average projected payment value across numerous iterations and $7.0 million was determined using a scenario-based analysis on forecasted future results. The fair value of the contingent consideration is evaluated quarterly based on additional information as it becomes available. During the quarter ended March 31, 2025, we increased the fair value of the contingent consideration liability related to the PSP acquisition due to the better than expected performance and recognized a $2.1 million expense recorded in general and administrative expenses in the Consolidated Statements of Operations under the Contractor Solutions segment. During the year ended March 31, 2025, we incurred less than $0.5 million in transaction expenses in connection with the PSP acquisition, which were included in selling, general and administrative expenses in the Consolidated Statements of Operations under the Contractor Solutions segment.

The PSP acquisition was accounted for as a business combination under Topic 805. The excess of the purchase price over the preliminary fair value of the identifiable assets acquired and liabilities assumed was $7.3 million allocated to goodwill, which represents the value expected to be obtained from owning products that are complementary to our existing HVAC/R offerings and provide additional electrical offerings to our customers. The preliminary allocation of the fair value of the net assets acquired comprises customer lists ($30.0 million), trade name ($2.4 million), accounts receivable ($4.4 million), inventory ($8.9 million), other current asset ($0.3 million), equipment ($0.3 million) and other assets ($0.7 million), net of current liabilities ($2.7 million) and other liabilities ($0.3 million). Customer lists are being amortized over 15 years while the trade name and goodwill are not being amortized. The Company's evaluation of the facts and circumstances available as of August 1, 2024, to assign fair values to the assets and liabilities acquired is ongoing. The primary area of preliminary purchase price allocation subject to change relates to the valuation of working capital, value of property, plant and equipment and residual goodwill. We expect to finalize the purchase price allocation as soon as practicable, but no later than one year from the acquisition date. Goodwill and all intangible assets are deductible and amortized over 15 years for income tax purposes. PSP activity has been included in our Contractor Solutions segment since the acquisition date.

The disclosure of PSP's post-acquisition revenue and net income is not practical due to integration activities since the acquisition date. No pro forma information has been provided due to immateriality.

Dust Free, LP

On February 6, 2024, we acquired 100% of the outstanding equity of Dust Free, LP ("Dust Free"), based in Royse City, Texas, for an aggregate purchase price of $34.2 million (including $0.6 million cash acquired), comprised of cash consideration of $27.9 million, a working capital true-up receipt of $0.5 million and contingent considerations initially measured at $6.8 million based on Dust Free meeting defined operational and financial targets over a period of 6 years. The cash consideration was funded with cash on hand and borrowings under our existing Revolving Credit Facility (as defined in Note 8). The Dust Free products offer residential and commercial indoor air quality and HVAC/R applications and supplement our Contractor Solutions segment's existing product portfolio. As of the acquisition date, the estimated fair value of the contingent consideration was classified as a long-term liability of $6.8 million, of which $2.1 million was determined using an option pricing model simulation that determines an average projected payment value across numerous iterations and $4.7 million was determined using a scenario-based analysis on forecasted future results. During the year ended March 31, 2024, we incurred $0.7 million in transaction expenses in connection with the Dust Free acquisition, which were included in selling, general and administrative expenses in the Consolidated Statement of Operations under the Contractor Solution segment.

The Dust Free acquisition was accounted for as a business combination under Topic 805. The excess of the purchase price over the preliminary fair value of the identifiable assets acquired was $3.7 million allocated to goodwill, which represents the value expected to be obtained from owning products that are complementary to our existing plumbing offerings and provide a meaningful value proposition to our customers. The preliminary allocation of the fair value of the net assets acquired comprises customer lists ($20.1 million), trademark ($1.6 million), accounts receivable ($2.9 million), cash ($0.6 million), inventory ($4.1 million), other current asset ($0.4 million) and equipment ($3.1 million), net of current liabilities (2.3 million). Customer lists are being amortized over 15 years and the definite-life trademark ($0.6 million) is being amortized over 2 years while the indefinite-life trademark ($1.0 million) and goodwill are not being amortized. During the three months ended March 31, 2025, the Company completed the evaluation of the facts and circumstances available as of February 6, 2024, to assign fair values to assets and liabilities acquired. Goodwill and all intangible assets are deductible and amortized over 15 years for income tax purposes. Dust Free activity has been included in our Contractor Solutions segment since the acquisition date. No pro forma information has been provided due to immateriality.

Falcon Stainless, Inc.

On October 4, 2022, we acquired 100% of the outstanding equity of Falcon Stainless, Inc ("Falcon"), based in Temecula, California, for an aggregate purchase price of $37.1 million (including $1.0 million cash acquired), comprising cash consideration of $34.6 million and an additional payment of $2.5 million that was paid one-year from the acquisition date based on certain business conditions being met. The cash consideration was funded with cash on hand and borrowings under our existing Revolving Credit Facility (as defined in Note 8). Falcon's products are well-known among the professional trades for supplying enhanced water flow delivery and supplement our Contractor Solutions segment's existing product portfolio.

ANNUAL REPORT

The Falcon acquisition was accounted for as a business combination under Topic 805. The excess of the purchase price over the preliminary fair value of the identifiable assets acquired was $17.5 million allocated to goodwill, which represents the value expected to be obtained from owning products that are complementary to our existing plumbing offerings and provide a meaningful value proposition to our customers. The preliminary allocation of the fair value of the assets acquired comprises customer lists ($17.7 million), trademarks ($4.7 million), accounts receivable ($1.4 million), cash ($1.0 million), inventory ($0.7 million), other current asset ($0.1 million) and other assets ($3.0 million), net of current liabilities ($0.6 million) and other liabilities ($8.4 million). Customer lists are being amortized over 15 years, while trademarks and goodwill are not being amortized. During the three months ended December 31 2023, the Company completed the evaluation of the facts and circumstances available as of October 4, 2022, to assign fair values to assets and liabilities acquired. Goodwill and all intangible assets are not deductible for income tax purposes. Falcon activity has been included in our Contractor Solutions segment since the acquisition date. No pro forma information has been provided due to immateriality.

Cover Guard, Inc. and AC Guard, Inc.

On July 8, 2022, we acquired the assets of Cover Guard, Inc. ("CG") and AC Guard, Inc. ("ACG"), based in Orlando, Florida, for an aggregate purchase price of $18.4 million, comprised of cash consideration of $18.0 million and additional contingent considerations initially measured at $0.4 million based on CG and ACG meeting defined financial targets over a period of 5 years. In conjunction with the acquisition, we agreed to pay an additional $3.7 million, comprised of cash consideration of $1.5 million and 5-year annuity payments (value of $2.2 million) to a third party to secure the related intellectual property. The total cash consideration at closing of $19.5 million was funded with cash on hand and borrowings under our existing Revolving Credit Facility (as defined in Note 8). CG and ACG product lines further expand Contractor Solutions' offering of leading HVAC/R accessories, including lineset covers and HVAC/R condenser protection cages. Through these differentiated products, our Contractor Solutions segment expects to achieve incremental ductless and ducted HVAC/R market penetration. As of the acquisition date, the estimated fair value of the contingent consideration was classified as a long-term liability of $0.4 million and was determined using an option pricing model simulation that determines an average projected payment value across numerous iterations.

The CG and ACG acquisition was accounted for as a business combination under Topic 805. The excess of the purchase price over the preliminary fair value of the identifiable assets acquired was $1.7 million allocated to goodwill, which represents the value expected to be obtained from owning products that are complementary to our existing HVAC/R and plumbing offerings and provide a meaningful value proposition to our customers. The preliminary allocation of the fair value of the assets acquired included customer lists ($9.8 million), patent ($1.8 million), trademarks ($0.7 million), inventory ($3.1 million), accounts receivable ($1.0 million) and equipment ($0.3 million). Customer lists and patents are being amortized over 15 years and 10 years, respectively, while trademarks and goodwill are not being amortized. During the three months ended September 30, 2023, the Company completed the evaluation of the facts and circumstances available as of July 8, 2022, to assign fair values to assets acquired. Goodwill and all intangible assets are deductible and amortized over 15 years for income tax purposes. CG and ACG activity has been included in our Contractor Solutions segment since the acquisition date. No pro forma information has been provided due to immateriality.

The additional $3.7 million we agreed to pay a third party was accounted for as an acquisition of intellectual property and will be amortized over 15 years.

3. **CONSOLIDATION OF VARIABLE INTEREST ENTITY AND REDEEMABLE NONCONTROLLING INTEREST**

Whitmore Joint Venture

On April 1, 2021, Whitmore Manufacturing, LLC ("Whitmore"), a wholly-owned subsidiary of CSWI, completed the formation of a joint venture (the "Whitmore JV") with Pennzoil-Quaker State Company dba SOPUS Products ("Shell"), a wholly-owned subsidiary of Shell Oil Company that comprises Shell's U.S. lubricants business. The formation was consummated through a transaction in which Whitmore sold to Shell a 50% interest in a wholly-owned subsidiary (containing certain existing operating assets) in exchange for consideration of $13.4 million from Shell in the form of cash ($5.3 million) and intangible assets ($8.1 million).

The Whitmore JV is deemed to be a VIE as the equity investors at risk, as a group, lack the characteristics of a controlling financial interest. The major factor that led to the conclusion that the Company is the primary beneficiary of this VIE is that Whitmore has the power to direct the manufacturing activities, which are considered the most significant activities for the Whitmore JV. The Whitmore JV has been consolidated into the operations of the Company and its activity has been included in our Specialized Reliability Solutions segment since the formation date. Whitmore JV's total net assets are presented below (in thousands):

		March 31, 2025		March 31, 2024
Cash	$	9,591	$	5,909
Accounts receivable, net		8,407		8,094
Inventories, net		4,823		3,851
Prepaid expenses and other current assets		254		138
Property, plant and equipment, net		13,452		14,241
Intangible assets, net		4,859		5,669
Other assets		597		315
Total assets	$	41,983	$	38,217
Accounts payable	$	7,755	$	6,004
Accrued and other current liabilities		1,605		1,463
Other long-term liabilities		414		206
Total liabilities	$	9,774	$	7,673

For the year ended March 31, 2025, 2024 and 2023, the Whitmore JV generated net income of $1.7 million, $1.8 million and $0.3 million, respectively.

The Whitmore JV's LLC Agreement contains a put option that gives either member the right to sell its 50% equity interest in the Whitmore JV to the other member at a dollar amount equivalent to 90% of the initiating member's equity interest determined based on the fair market value of the Whitmore JV's net assets. This put option can be exercised, at either member's discretion, by providing written notice to the other member during the month of July 2024 and every two years afterwards. The put option was not exercised in July 2024. This redeemable noncontrolling interest is recorded at the higher of the redemption value or carrying value each reporting period. Changes in redeemable noncontrolling interest for the years ended March 31, 2025 and 2024 were as follows (in thousands):

		March 31, 2025		March 31, 2024
Balance at beginning of the year	$	19,355	$	18,464
Net income attributable to redeemable noncontrolling interest		832		891
Ending balance	$	20,187	$	19,355

4. GOODWILL AND INTANGIBLE ASSETS

The changes in the carrying amount of goodwill for the years ended March 31, 2025 and 2024 were as follows (in thousands):

	Contractor Solutions	Specialized Reliability Solutions	Engineered Building Solutions	Total
Balance at April 1, 2023	$ 209,160	$ 9,278	$ 24,302	$ 242,740
CG and ACG acquisitions	107	—	—	107
Dust Free acquisition	3,951	—	—	3,951
Falcon acquisition	85	—	—	85
Other acquisitions	261	—	—	261
Currency translation	(20)	80	(13)	46
Balance at March 31, 2024	$ 213,544	$ 9,358	$ 24,289	$ 247,191
Dust Free acquisition	(212)	—	—	(212)
PSP acquisition	7,323	—	—	7,323
PF WaterWorks acquisition	10,258	—	—	10,258
Currency translation	(33)	79	(514)	(468)
Balance at March 31, 2025	$ 230,880	$ 9,437	$ 23,775	$ 264,092

The following table provides information about our intangible assets for the years ended March 31, 2025 and 2024 (in thousands, except years):

	Wtd Avg Life (Years)	March 31, 2025		March 31, 2024	
		Gross Amount	Accumulated Amortization	Gross Amount	Accumulated Amortization
Finite-lived intangible assets:					
Patents	10	$ 17,784	$ (10,189)	$ 15,084	$ (9,306)
Customer lists and amortized trademarks	15	402,765	(127,551)	346,136	(103,407)
Non-compete agreements	6	1,000	(639)	1,000	(453)
Other	10	6,277	(3,141)	6,275	(2,649)
		$ 427,826	$ (141,520)	$ 368,495	$ (115,815)
Trade names and trademarks not being amortized (a):		$ 71,604	$ —	$ 66,139	$ —

(a) During the fiscal quarter ended March 31, 2024, we recorded a $1.5 million impairment relating to a trademark, included in selling, general and administrative expenses, for our Contractor Solutions segment.

Amortization expense for the years ended March 31, 2025, 2024 and 2023 was $26.3 million, $22.9 million and $22.1 million, respectively. The following table presents the estimated future amortization of finite-lived intangible assets for the next five fiscal years ending March 31 (in thousands):

2026	$	27,165
2027		26,104
2028		25,712
2029		25,636
2030		25,570
Thereafter		156,119
Total	$	286,306

5. SHARE-BASED COMPENSATION

Prior to September 17, 2024, we maintained the shareholder-approved 2015 Equity and Incentive Compensation Plan (the "2015 Plan"), which provided for the issuance of up to 1,230,000 shares of CSWI common stock through the grant of stock options, stock appreciation rights, restricted shares, restricted stock units, performance shares, performance units or other share-based awards, to employees, officers and non-employee directors. On August 15, 2024, our shareholders approved the 2024 Equity and Incentive Compensation Plan (the "2024 Plan") and on September 17, 2024, we registered the offering of shares under the 2024 Plan on a Registration Statement on Form S-8 (the "2024 Plan Registration"). Following the 2024 Plan Registration, no further awards have been or will be granted under the 2015 Plan, and the 2015 Plan's remaining share reserve for new awards was cancelled. Any awards previously granted under the 2015 Plan will remain outstanding and vest in accordance with their original terms and conditions.

The 2024 Plan provides for the issuance of up to 850,000 shares of CSWI common stock through the grant of stock options, stock appreciation rights, restricted shares, restricted stock units, performance shares, performance units or other share-based awards, to employees, officers and non-employee directors. As of March 31, 2025, and due to awards granted under the 2015 Plan prior to the 2024 Plan Registration, as well as new grant activity under the 2024 Plan, 827,271 shares were reserved and available for issuance under the 2024 Plan.

We recorded share-based compensation expense for restricted stock as follows for the years ended March 31, 2025, 2024 and 2023 (in thousands):

| | Year Ended March 31, | | |
	2025	2024	2023
Share-based compensation expense	$ 13,587	$ 11,537	$ 9,751
Related income tax benefit (a)	(3,397)	(2,885)	(2,438)
Net share-based compensation expense	$ 10,190	$ 8,652	$ 7,313

(a) Income tax benefit is estimated using the statutory rate.

No options were granted or vested during the years ended March 31, 2025, 2024 and 2023, and all stock options were vested and recognized prior to the year ended March 31, 2019. The intrinsic value of options exercised during the years ended March 31, 2025, 2024 and 2023 was $0.0 million, $0.0 million and $1.2 million, respectively. Cash received for options exercised during the years ended March 31, 2025, 2024 and 2023 was $0.0 million, $0.0 million and $0.3 million, respectively, and the tax benefit received was $0.0 million, $0.0 million and $0.3 million, respectively. As of March 31, 2025, there were no outstanding stock options.

Restricted stock activity was as follows:

| | Year Ended March 31, 2025 | |
	Number of Shares	Weighted Average Grant Date Fair Value
Outstanding at April 1, 2024	221,563	$ 166.62
Granted	71,008	340.81
Vested	(94,883)	178.69
Canceled	(3,539)	177.69
Outstanding at March 31, 2025	194,149	$ 203.62

During the restriction period, the holders of restricted shares are entitled to vote and receive dividends. Unvested restricted shares outstanding as of March 31, 2025 and 2024 included 85,998 and 96,945 shares (at target), respectively, with performance-based vesting provisions, having vesting ranges from 0-200% based on pre-defined performance targets with market conditions. Performance-based awards accrue dividend equivalents, which are settled upon (and to the extent of) vesting of the underlying award, and do not have the right to vote until vested. Performance-based awards are earned upon the achievement of objective performance targets and are payable in common shares. Compensation expense is calculated based on the fair market value as determined by a Monte Carlo simulation and is recognized over a 36-month cliff vesting period. We granted 18,962 and 29,120 awards with performance-based vesting provisions during the years ended March 31, 2025 and 2024, respectively, with a vesting range of 0-200%.

At March 31, 2025, we had unrecognized compensation cost related to unvested restricted shares of $19.7 million, which will be amortized into net income over the remaining weighted average vesting period of 1.9 years. The total fair value of restricted shares granted during the years ended March 31, 2025 and 2024 was $14.4 million and $12.5 million, respectively. The total fair value of restricted shares vested during the years ended March 31, 2025 and 2024 was $27.8 million and $14.9 million, respectively.

6. INVENTORY

Inventories are stated at the lower of cost or net realizable value and include raw materials, supplies, direct labor and manufacturing overhead. Inventories are accounted for using a standard costing methodology, which approximates cost on a first-in, first-out ("FIFO") basis.

The *Inventories, net* caption in the Consolidated Balance Sheet is comprised of the following components:

	March 31,	
	2025	**2024**
Raw materials and supplies	$ 54,761	$ 44,866
Work in process	5,969	5,194
Finished goods	144,897	109,695
Total inventories	205,627	159,755
Less: Obsolescence and slow-moving reserve	(10,751)	(9,006)
Inventories, net	$ 194,876	$ 150,749

7. DETAILS OF CERTAIN CONSOLIDATED BALANCE SHEET CAPTIONS

Accounts receivable, net consists of the following (in thousands):

	March 31,	
	2025	**2024**
Accounts receivable trade	$ 151,646	$ 138,475
Other receivables	5,142	5,098
	156,788	143,573
Less: Allowance for credit losses	(1,137)	(908)
Accounts receivable, net	$ 155,651	$ 142,665

Prepaid expenses and other current assets consists of the following (in thousands):

	March 31,	
	2025	**2024**
Prepaid expenses	$ 11,602	$ 10,947
Income taxes receivable	2,090	1,955
Short-term tax indemnification assets	1,339	810
Current derivative asset	—	1,186
Other current assets	1,458	942
	$ 16,489	$ 15,840

Property, plant and equipment, net, consist of the following (in thousands):

| | March 31, | |
	2025	2024
Land and improvements	$ 3,112	$ 3,162
Buildings and improvements	56,982	54,411
Plant, office and laboratory equipment	136,244	127,344
Construction in progress	10,296	11,409
	206,634	196,326
Less: Accumulated depreciation	(113,219)	(103,515)
Property, plant and equipment, net	$ 93,415	$ 92,811

Depreciation of property, plant and equipment was $14.2 million, $13.9 million and $12.9 million for the years ended March 31, 2025, 2024 and 2023, respectively. Of these amounts, cost of revenues includes $9.3 million, $9.1 million and $8.4 million, respectively.

Other assets consist of the following (in thousands):

| | March 31, | |
	2025	2024
Right-of-use lease assets	$ 62,061	$ 44,491
Long-term investments	2,500	—
Rent receivable	1,978	1,998
Deferred financing fees	829	1,595
Long-term tax indemnification assets	502	1,621
Property held for investment	418	418
Deferred income taxes	350	359
Other	2,149	2,613
Other assets	$ 70,787	$ 53,095

Accrued and other current liabilities consist of the following (in thousands):

| | March 31, | |
	2025	2024
Compensation and related benefits	$ 31,381	$ 29,175
Rebates and marketing agreements	19,650	15,910
Short-term contingent consideration liability	12,150	167
Operating lease liabilities	11,244	9,443
Income taxes payable	3,075	2,166
Non-income taxes	2,409	1,381
Contract liabilities	932	548
Other accrued expenses	11,594	8,659
Accrued and other current liabilities	$ 92,435	$ 67,449

ANNUAL REPORT

Other long-term liabilities consists of the following (in thousands):

	March 31,	
	2025	**2024**
Operating lease liabilities	$ 58,120	$ 39,922
Deferred income taxes	52,688	59,967
Tax reserve	14,728	16,954
Long-term contingent consideration liability	12,235	8,455
Other	576	—
Other long-term liabilities	$ 138,347	$ 125,298

8. LONG-TERM DEBT AND COMMITMENTS

Debt consists of the following (in thousands):

	March 31,	
	2025	**2024**
Revolving Credit Facility, interest rate of 0.00% (a) and 6.68% (b), respectively	$ —	$ 166,000
Less: Current portion	—	—
Long-term debt	$ —	$ 166,000

(a) Interest rate effective on March 31, 2025 was not applicable due to there being no outstanding balance under the Revolver Credit Facility.
(b) Represents the unhedged interest rate effective on March 31, 2024.

Revolving Credit Facility Agreement

On December 11, 2015, we entered into a five-year $250.0 million Revolving Credit Facility agreement, with an additional $50.0 million accordion feature, with JPMorgan Chase Bank, N.A., as administrative agent, and the other lenders party thereto. The agreement was amended on September 15, 2017 to allow for multi-currency borrowing with a $125.0 million sublimit and to extend the maturity date to September 15, 2022. On December 1, 2020, the Company entered into an amendment to the Revolving Credit Facility (the "First Credit Agreement") to utilize the accordion feature, thus increasing the commitment from $250.0 million to $300.0 million, and hence eliminating the available incremental commitment by a corresponding amount. On March 10, 2021, the Revolving Credit Facility was amended to facilitate the formation and future operation of the joint venture discussed in Note 3.

On May 18, 2021, we entered into a Second Amended and Restated Credit Agreement (the "Second Credit Agreement"), which replaced the First Credit Agreement and provides for a $400.0 million revolving credit facility that contains a $25.0 million sublimit for the issuance of letters of credit and a $10.0 million sublimit for swingline loans, with an additional $150.0 million accordion feature. The Second Credit Agreement was scheduled to mature on May 18, 2026. The Company incurred a total of $2.3 million in financing fees, including underwriting fees, which are being amortized over the life of the Second Credit Agreement. Borrowings under the Second Credit Agreement bear interest at either base rate plus between 0.25% to 1.5% or LIBOR plus between 1.25% to 2.5%, based on the Company's leverage ratio calculated on a quarterly basis. The base rate is described in the Second Credit Agreement as the highest of (i) the Federal funds effective rate plus 0.50%, (ii) the prime rate quoted by The Wall Street Journal, and (iii) the one-month LIBOR rate plus 1.00%. We pay a commitment fee between 0.15% to 0.4% based on the Company's leverage ratio for the unutilized portion of this facility. Interest and commitment fees are payable monthly and quarterly, respectively, and the outstanding principal balance is due at the maturity date. The Second Credit Agreement is secured by a first priority lien on all tangible and intangible assets and stock issued by the Company and its domestic subsidiaries, subject to specified exceptions, and 65% of the voting equity interests in its first-tier foreign subsidiaries.

On December 15, 2022, the Company entered into an Incremental Assumption Agreement No. 1 and Amendment No. 2 to the Second Credit Agreement (the "Second Amendment") to utilize a portion of the accordion feature, thus increasing the commitment from $400.0 million to $500.0 million, and concurrently reduced the available incremental accordion by a corresponding amount (the term "Revolving Credit Facility" as used throughout this document refers to the First Credit

Agreement, the Second Credit Agreement, the Second Amendment and the Third Credit Agreement, as applicable). The Second Amendment also replaced the LIBOR Rate with individualized metrics based on the specific denomination of borrowings, including a metric based on Term SOFR (as defined in the Second Credit Agreement) for borrowings denominated in U.S. Dollars. The Company incurred a total of $0.7 million in financing fees, including underwriting fees, which are being amortized over the remaining term of the Revolving Credit Facility.

On May 2, 2025, we entered into a Third Amended and Restated Credit Agreement (the "Third Credit Agreement") with JPMorgan Chase Bank, N.A., as administrative agent (in such capacity, the "Administrative Agent") and collateral agent, and the lenders, issuing banks and swingline lender party thereto. The Third Credit Agreement provides for a $700.0 million revolving credit facility that contains a $30.0 million sublimit for the issuance of letters of credit and a $15.0 million sublimit for swingline loans. The Third Credit Agreement is scheduled to mature on May 2, 2030. The Company incurred a total of $2.7 million in financing fees, including underwriting fees, which will be amortized over the life of the Third Credit Agreement. Borrowings under the Third Credit Agreement bear interest at either base rate plus between 0.25% to 1.5% or the adjusted term SOFR rate plus between 1.25% to 2.5%, based on the Company's leverage ratio calculated on a quarterly basis. The base rate is described in the Third Credit Agreement as the highest of (i) the Federal Reserve Bank of New York effective rate plus 0.5%, (ii) the prime rate quoted by The Wall Street Journal, and (iii) the one-month adjusted term SOFR rate plus 1.0%. We pay a commitment fee between 0.15% to 0.4% based on the Company's leverage ratio for the unutilized portion of this facility. Interest and commitment fees are payable monthly and quarterly, respectively, and the outstanding principal balance is due at the maturity date. The Third Credit Agreement is secured by a first priority lien on substantially all tangible and intangible assets and stock issued by the Company and its material domestic subsidiaries, subject to specified exceptions, and 65% of the voting equity interests in its first-tier foreign subsidiaries.

During the year ended March 31, 2025, we borrowed $32.7 million and repaid $198.7 million under the Revolving Credit Facility. As of March 31, 2025 and 2024, we had $0.0 million and $166.0 million, respectively, in our outstanding balance, which resulted in borrowing capacity under the Revolving Credit Facility of $498.7 million (net of credit utilization) and $334.0 million, respectively. The financial covenants contained in the Revolving Credit Facility require the maintenance of a maximum leverage ratio of 3.00 to 1.00, subject to a temporary increase to 3.75 to 1.00 for 18 months following the consummation of permitted acquisitions with consideration in excess of certain threshold amounts set forth in the Revolving Credit Facility. The Revolving Credit Facility Agreement also requires the maintenance of a minimum fixed charge coverage ratio of 1.25 to 1.00, the calculations and terms of which are defined in the Revolving Credit Facility Agreement. Covenant compliance is tested quarterly, and we were in compliance with all covenants as of March 31, 2025.

Interest payments on the first $100.0 million under the Revolving Credit Facility were hedged under an interest rate swap agreement as described in Note 10 until September 2024, when the balance of the Revolving Credit Facility was paid off using a portion of the proceeds from the equity offering as discussed in Note 12 and the hedge was terminated as described in Note 10.

ANNUAL REPORT

Whitmore Term Loan

Prior to January 20, 2023, Whitmore Manufacturing, LLC (one of our wholly-owned operating subsidiaries) maintained a secured term loan related to the warehouse, corporate office building and remodel of the existing manufacturing and R&D facility. The term loan required a payment of $140,000 each quarter. Borrowings under the term loan bore interest at a variable annual rate equal to one-month LIBOR plus 2.0%. On January 20, 2023, the Whitmore Term Loan was paid off using borrowings under our existing Revolving Credit Facility discussed above. As of March 31, 2025 and 2024, there was no outstanding principal amount under the Whitmore Term Loan.

Interest payments under the Whitmore Term Loan were hedged under an interest rate swap agreement until January 9, 2023, when the interest rate swap agreement was terminated.

9. LEASES

We have operating leases for manufacturing facilities, offices, warehouses, vehicles and certain equipment. Our leases have remaining lease terms of 1 year to 23 years, some of which include escalation clauses and/or options to extend or terminate the leases. We do not currently have any financing lease arrangements.

(in thousands)	March 31, 2025		March 31, 2024	
Components of Operating Lease Expenses				
Operating lease expense	$	13,048	$	10,375
Short-term lease expense		953		694
Total operating lease expense (a)	$	14,001	$	11,069

  (a) Included in cost of revenues and selling, general and administrative expense

(in thousands)	March 31, 2025		March 31, 2024	
Operating Lease Assets and Liabilities				
Right-of-use lease assets (a)	$	62,061	$	44,491
Short-term lease liabilities	$	11,244	$	9,443
Long-term lease liabilities		58,120		39,922
Total operating lease liabilities (b)	$	69,364	$	49,365

  (a) Included in other assets

  (b) Included in accrued and other current liabilities and other long-term liabilities, as applicable

(in thousands)	Year Ended March 31,	
	2025	2024
Supplemental Cash Flow		
Cash paid for amounts included in the measurement of operating lease liabilities	$ 13,132	$ 11,523
Right-of-use assets obtained in exchange for new operating lease liabilities	30,018	6,024
Other Information for Operating Leases		
Weighted average remaining lease term (in years)	7.0	6.8
Weighted average discount rate	5.6 %	3.4 %

Maturities of operating lease liabilities were as follows (in thousands):

2026	$	14,598
2027		13,724
2028		12,167
2029		10,689
2030		9,108
Thereafter		25,347
Total lease liabilities	$	85,633
Less: Imputed interest		(16,269)
Present value of lease liabilities	$	69,364

10. DERIVATIVE INSTRUMENTS AND HEDGE ACCOUNTING

We enter into interest rate swap agreements to hedge exposure to floating interest rates on certain portions of our debt. All interest rate swaps are highly effective.

Prior to January 9, 2023, we had an interest rate swap to hedge our exposure to variability in cash flows from interest payments on our Whitmore Term Loan. On January 9, 2023, the interest rate swap was terminated and resulted in a cash receipt of $0.2 million.

On February 7, 2023, we entered into an interest rate swap to hedge our exposure to variability in cash flows from interest payments on the first $100.0 million borrowing under our Revolving Credit Facility. This interest rate swap fixed the one-month SOFR rate at 3.85% for the first $100.0 million borrowing under our Revolving Credit Facility, and was scheduled to expire May 18, 2026. In September 2024, upon the payoff of the outstanding Revolving Credit Facility balance, we terminated the interest rate swap and incurred a cash payment of $0.4 million, which was reported in our Consolidated Statements of Income in interest expense, net. As of March 31, 2025 and 2024, we had $0.0 million and $100.0 million, respectively, of notional amount in outstanding designated interest rate swaps with third parties.

The fair value of interest rate swaps designated as hedging instruments are summarized below (in thousands):

	March 31,			
	2025		**2024**	
Current derivative asset	$	—	$	1,186
Non-current derivative asset		—		221

The impact of changes in the fair value of interest rate swaps is included in Note 18.

Current derivative assets are reported in our consolidated balance sheets in prepaid expenses and other current assets. Current and non-current derivative liabilities are reported in our consolidated balance sheets in accrued and other current liabilities and other long-term liabilities, respectively.

11. EARNINGS PER SHARE

The following table sets forth the reconciliation of the numerator and the denominator of basic and diluted earnings per share for the years ended March 31, 2025, 2024 and 2023:

		Year Ended March 31,	
(amounts in thousands, except per share data)	**2025**	**2024**	**2023**
Net income	$ 137,484	$ 102,539	$ 96,574
Income attributable to redeemable noncontrolling interest	(832)	(891)	(139)
Net income attributable to CSW Industrials, Inc.	$ 136,652	$ 101,648	$ 96,435
Weighted average shares:			
Common stock	16,148	15,427	15,401
Participating securities	94	106	108
Denominator for basic earnings per common share	16,242	15,533	15,509
Potentially dilutive securities	72	48	37
Denominator for diluted earnings per common share	16,314	15,581	15,546
Basic earnings per common share:	$ 8.41	$ 6.54	$ 6.22
Diluted earnings per common share:	$ 8.38	$ 6.52	$ 6.20

12. SHAREHOLDERS' EQUITY

Common Stock

	March 31, 2025		March 31, 2024	
	Common Stock	**Treasury Stock**	**Common Stock**	**Treasury Stock**
Beginning of the year	16,465,776	952,394	16,377,820	902,157
Vesting of performance shares and restricted stock units	58,640	21,745	55,039	20,713
Reissuance of treasury shares	—	(17,186)	—	(35,477)
Restricted stock awards activities	20,174	10,786	32,917	11,868
Share repurchases	—	59,202	—	53,133
Equity issuance	1,265,000	—	—	—
End of the year	17,809,590	1,026,941	16,465,776	952,394

Equity Offering

In September 2024, the Company completed a follow-on equity offering, pursuant to which we issued and sold a total of 1,265,000 shares of our common stock to the public, including shares issued pursuant to the underwriters' full exercise of their over-allotment option, at an offering a price of $285 per share. We received proceeds of $347.4 million, net of underwriting fees and discounts and expenses incurred directly related to the offering. We used a portion of the proceeds to pay off the outstanding balance of our Revolving Credit Facility, as discussed in Note 8, and used the remainder of the proceeds for general corporate purposes, including the completed acquisitions of PF WaterWorks (discussed in Note 2) and, following fiscal year end, Aspen Manufacturing (discussed in Note 21).

Share Repurchase Programs

On December 16, 2022, we announced that our Board of Directors authorized a program to repurchase up to $100.0 million of our common stock over a two-year period. On November 18, 2024, we announced that our Board of Directors authorized a new $200.0 million share repurchase program, which replaced the previously announced $100.0 million program. Under the current repurchase program, shares may be repurchased from time to time in the open market or in privately negotiated transactions. Repurchases will be made at our discretion, based on ongoing assessments of the capital needs of the business, the market price of our common stock and general market conditions. Our Board of Directors has established an expiration date of December 31, 2026, for completion of the current repurchase program; however, such program may be limited or terminated at any time at our discretion without notice.

Under the current $200.0 million repurchase program, a total of 20,045 shares were repurchased during the year ended March 31, 2025 for $6.8 million. Under the prior $100.0 million repurchase program, 39,157 and 53,133 were repurchased during the year ended March 31, 2025 and 2024, respectively, for $11.5 million and $10.5 million, respectively.

In connection with the vesting of share awards, 32,531 and 32,581 shares were tendered by employees to satisfy minimum tax withholding requirements during years ended March 31, 2025 and 2024, respectively, for $9.4 million and $5.0 million, respectively.

Dividends

On April 4, 2019, we announced we had commenced a dividend program and that our Board of Directors approved a regular quarterly dividend of $0.135 per share. On April 14, 2023, we announced a quarterly dividend increase to $0.19 per share. On April 12, 2024, we announced a quarterly dividend increase to $0.21 per share. On October 11, 2024, we announced a quarterly dividend increase to $0.24 per share. On April 11, 2025, we announced a quarterly dividend increase to $0.27 per share, which was paid on May 9, 2025 to shareholders of record as of April 25, 2025. We currently expect to continue to pay a regular quarterly dividend to shareholders in the future, but such payments are subject to approval of our Board of Directors and are dependent upon our financial conditions, results of operations, capital requirements, and other factors, including those set forth under Item 1A. "Risk Factors" of this Annual Report. Any future dividends at the existing $0.27 per share quarterly rate or otherwise will be reviewed individually and declared by our Board of Directors in its discretion. Total dividends of 14.6 million and 11.8 million were paid during the years ended March 31, 2025 and 2024, respectively.

13. FAIR VALUE MEASUREMENTS

The carrying amounts of cash, accounts receivable, net and accounts payable approximate their fair values at March 31, 2025 and 2024 due to their short-term nature. Cash equivalents generally consist of money market funds invested with a reputable and highly diversified global bank in instruments issued or guaranteed by the U.S. Treasury. The fair value of these cash equivalents is based on quoted market price, which is a Level I input. The fair value of interest rate swaps discussed in Note 10 are determined using Level II inputs. The carrying value of our debt, included in Note 8, approximates fair value as it bears interest at floating rates.

The long-term investments with no readily determinable fair value are measured using the alternative for fair value and the investment's carrying value is reported at cost, adjusted for impairments or any observable price changes in ordinary transactions with identical or similar investments. As of March 31, 2025 and 2024, the long-term investments reported in the balance sheets were $2.5 million and $0.0 million, respectively.

The redeemable noncontrolling interest is recorded at the higher of the redemption value or carrying value each reporting period. The redemption value of the redeemable noncontrolling interest is estimated using a discounted cash flow analysis, which requires management judgment with respect to future revenue, operating margins, growth rates and discount rates and is classified as Level III under the fair value hierarchy. The redemption value of the redeemable noncontrolling interest is discussed in Note 3.

The fair value of the contingent consideration liability is determined using either a scenario-based analysis on forecasted future results or an option pricing model simulation that determines an average projected payment value across numerous iterations. The contingent consideration liability is recorded at fair value on the acquisition date and is remeasured quarterly based on the then assessed fair value. The increases or decreases in the fair value of the contingent consideration can result from changes in future operations, forecasted revenue and in assumed discount rates. The fair value measurement is based on significant inputs that are not observable in the market and is classified as Level III under the fair value hierarchy. As of March 31, 2025 and 2024, the contingent consideration liability reported in the balance sheets was $24.4 million and $7.4 million, respectively.

The following table presents the fair values of the Company's assets and liabilities measured on a recurring basis:

(in thousands)	March 31, 2025		March 31, 2024	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Significant Other Observable Inputs (Level II):				
Interest rate swap	$ —	$ —	$ 1,407	$ 1,407
Unobservable Inputs (Level III)				
Acquisition-related contingent consideration liabilities	24,385	24,385	7,445	7,445

The following table presents the changes in the estimated fair values of the Company's contingent consideration liabilities measured using significant unobservable inputs (Level 3):

(in thousands)	March 31, 2025	March 31, 2024
Balance at beginning of the year:	$ 7,445	$ 645
Cash payments	(160)	—
Change in fair value of contingent consideration liabilities	2,100	—
Additions	15,000	6,800
Ending balance	$ 24,385	$ 7,445

14. RETIREMENT PLANS

We maintain a frozen unfunded retirement restoration plan (the "Restoration Plan") that is a non-qualified plan providing for the payment to participating employees, upon retirement, of the difference between the maximum annual payment permissible under the Qualified Plan pursuant to federal limitations and the amount that would otherwise have been payable under the Qualified Plan. The Restoration Plan was closed to new participants on January 1, 2015 and was amended to freeze benefit accruals and to modify certain ancillary benefits effective as of September 30, 2015. As of March 31, 2025 and 2024, the Restoration Plan reported liabilities of $1.2 million and $1.2 million, respectively.

We had a registered defined benefit pension plan (the "Canadian Plan") that covered all of our employees based at our facility in Alberta, Canada. The plan was amended to freeze benefit accruals effective as of January 31, 2022. In January 2023, the Canadian Plan was terminated and resulted in an overall termination charge of $0.5 million ($0.4 million, net of tax) recorded in other (expense) income, net, due primarily to the recognition of expenses that were previously included in accumulated other comprehensive loss and the recognition of additional costs associated with the annuity purchase contract.

The plans described above (collectively, the "Plans") are presented in aggregate as the impact of the Restoration Plan and Canadian Plan to our consolidated financial position and results of operations is not material.

The following are assumptions related to the Plans:

	March 31,		
	2025	2024	2023
Assumptions used to determine benefit obligations:			
Discount rate	5.5 %	5.5 %	5.4 %
Assumptions used to determine net pension expense:			
Discount rate	5.5 %	5.4 %	4.0 %

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The summary of the changes in the Restoration Plan's pension obligations:

	March 31,	
(in thousands)	2025	2024
Benefit obligation at beginning of year	$ 1,217	$ 1,261
Interest cost	64	65
Actuarial gain	11	(3)
Benefits paid	(106)	(106)
Benefit obligation at end of year	$ 1,186	$ 1,217
Accumulated benefit obligation	$ 1,186	$ 1,217

The following summarizes amounts recognized in the balance sheets for the Restoration Plan:

	March 31,	
	2025	2024
Current liabilities	$ (103)	$ (103)
Noncurrent liabilities	(1,083)	(1,114)
Unfunded status	$ (1,186)	$ (1,217)

Net pension expense for the Plans was:

	Year Ended March 31,		
	2025	2024	2023
Interest cost on projected benefit obligation	$ 64	$ 65	$ 56
Net amortization and deferral	2	2	42
Pension plan termination (a)	—	—	453
Net pension expense	$ 66	$ 67	$ 551

(a) Reflects impact of the termination of the Canadian Plan.

No estimated prior service costs or net loss for the Plans will be amortized from accumulated other comprehensive loss into pension expense in the year ended March 31, 2026.

The following table summarizes the expected cash benefit payments for the Restoration Plan for fiscal years ending March 31 (in millions):

2026	$ 0.1
2027	0.1
2028	0.1
2029	0.1
2030	0.1
Thereafter	0.5

Defined Contribution Plan

Effective October 1, 2015, we began to sponsor a defined contribution plan covering substantially all of our U.S. employees. Employees may contribute to this plan, and these contributions are matched 100% by us up to 6.0% of eligible earnings. We also contribute an additional percentage of eligible earnings to employees regardless of their level of participation in the plan, which is discretionary and varies based on profitability. We made total contributions to the plan of $7.0 million and $6.3 million during the years ended March 31, 2025 and 2024, respectively.

Employee Stock Ownership Plan

We sponsor a qualified, non-leveraged employee stock ownership plan ("ESOP") in which domestic employees are eligible to participate following the completion of one year of service. The ESOP provides annual discretionary contributions of up to the maximum amount that is deductible under the Internal Revenue Code. Contributions to the ESOP are invested in our common stock. A participant's interest in contributions to the ESOP fully vests after three years of credited service or upon retirement, permanent disability (each, as defined in the plan document) or death.

We recorded total contributions to the ESOP of $4.2 million, $4.8 million and $3.1 million during the years ended March 31, 2025, 2024 and 2023, respectively, based on performance in the prior year. During the year ended March 31, 2025, $4.8 million was recorded to expense based on performance in the year ended March 31, 2025 and is expected to be contributed to the ESOP during the year ending March 31, 2026.

The ESOP held 432,912 and 497,835 shares of CSWI common stock as of March 31, 2025 and 2024, respectively.

15. INCOME TAXES

Income before income taxes was comprised of the following (in thousands):

	Year Ended March 31,					
	2025		**2024**		**2023**	
U.S. Federal	$	163,935	$	127,647	$	118,181
Foreign		16,182		12,833		7,730
Income before income taxes	$	180,117	$	140,480	$	125,911

Income tax expense consists of the following (in thousands):

For the year ended:	**Current**		**Deferred**		**Total**	
March 31, 2025						
U.S. Federal	$	35,448	$	(4,888)	$	30,560
State and local		9,371		(1,374)		7,997
Foreign		4,378		(302)		4,076
Provision for income taxes	$	49,197	$	(6,564)	$	42,633
March 31, 2024						
U.S. Federal	$	28,832	$	(2,560)	$	26,272
State and local		8,057		(10)		8,047
Foreign		3,444		178		3,622
Provision for income taxes	$	40,333	$	(2,392)	$	37,941
March 31, 2023						
U.S. Federal	$	27,920	$	(3,549)	$	24,371
State and local		6,135		(2,471)		3,664
Foreign		1,482		(180)		1,302
Provision for income taxes	$	35,537	$	(6,200)	$	29,337

Income tax expense differed from the amounts computed by applying the U.S. federal statutory income tax rate of 21.0% to income before income taxes as a result of the following (in thousands):

	Year Ended March 31,		
	2025	**2024**	**2023**
Computed tax expense at statutory rate	$ 37,830	$ 29,501	$ 26,441
Increase (reduction) in income taxes resulting from:			
State and local income taxes, net of federal benefits	6,318	6,358	2,895
Nondeductible executive compensation	2,712	1,196	1555
Repatriation tax, net of tax credit	559	491	904
Tax indemnification asset release	124	1,789	—
Global intangible low-taxed income ("GILTI") inclusion	1	207	1,123
Effect of rates different than statutory	385	255	67
Valuation allowance	228	(132)	(96)
Other permanent differences	234	215	557
Uncertain tax positions ("UTP")	(2,288)	278	(224)
Vesting of stock-based compensation	(1,420)	(417)	(408)
IRC section 250 deductions	(1,187)	(1,050)	(1,626)
Foreign tax credits	—	(207)	(604)
Other, net	(863)	(543)	(1,247)
Provision for income taxes	$ 42,633	$ 37,941	$ 29,337

The effective tax rates for the years ended March 31, 2025, 2024 and 2023 were 23.7%, 27.0% and 23.3%, respectively. As compared with the statutory rate for the year ended March 31, 2025, the provision for income taxes was primarily impacted by state tax expenses (net of federal benefits), which increased the provision by $6.3 million and effective rate by 3.5%, executive compensation limitation, which increased the provision by $2.7 million and the effective tax rate by 1.5%. This was offset by UTP, which decreased the provision by $2.3 million ($3.6 million UTP release offset by $1.3 million additional penalties and interest) and the effective tax rate of 1.3%; tax benefits related to the restricted stock vesting, which decreased the provision by $1.4 million and the effective tax rate by 0.8% and IRC section 250 deductions, which decreased the provision by $1.2 million and the effective tax rate by 0.7%.

As compared with the statutory rate for the year ended March 31, 2024, the provision for income taxes was primarily impacted by the state tax expenses (net of federal benefits), which increased the provision by $6.4 million and effective rate by 4.5%; impact of the tax indemnification asset release, which increased the provision by $1.8 million and the effective tax rate by 1.3%; executive compensation limitation, which increased the provision by $1.2 million and the effective tax rate by 0.9%; impact of repatriation of foreign earnings, which increased the provision by $0.5 million and the effective rate by 0.3%. This was partially offset by IRC section 250 deductions, which decreased the provision by $1.1 million and the effective tax rate by 0.7%.

ANNUAL REPORT

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at March 31, 2025 and 2024 are presented below (in thousands):

	March 31,	
	2025	2024
Deferred tax assets:		
Operating lease liabilities	$ 16,461	$ 11,852
Accrued compensation	6,197	6,777
Inventory reserves	4,938	3,877
Transaction costs	1,863	1,141
Capitalized R&D	1,859	1,446
Accrued expenses	823	773
Credits and carryforwards	441	292
Pension and other employee benefits	554	384
Other, net	1,067	641
Deferred tax assets	34,203	27,183
Valuation allowance	(444)	(216)
Deferred tax assets, net of valuation allowance	33,759	26,967
Deferred tax liabilities:		
Goodwill and intangible assets	(60,979)	(64,534)
Operating lease right-of-use assets	(14,681)	(10,609)
Property, plant and equipment	(7,462)	(7,725)
Repatriation reserve	(2,079)	(1,911)
Other, net	(1,270)	(1,796)
Deferred tax liabilities	(86,471)	(86,575)
Net deferred tax liabilities	$ (52,712)	$ (59,608)

As of March 31, 2025 we had immaterial valuation allowance related to capital loss carryforwards. During the year ended March 31, 2025, we released the valuation allowance related to foreign tax credits and recorded an additional valuation allowance related to loss carryforwards that we do not expect to be able to realize. During the year ended March 31, 2024, we utilized the remaining net operating loss carryforward and released the related valuation allowance.

A provision was made for taxes that may become payable upon distribution of earnings from our foreign subsidiaries. Deferred income tax has not been recognized on any remaining basis difference that is permanently invested outside the United States. The taxes associated with the remaining basis differences that are permanently reinvested are not practical to compute.

A reconciliation of the beginning and ending amount of unrecognized tax benefits (excluding interest and penalties) is as follows (in thousands):

	March 31,	
	2025	2024
Balance at beginning of year	$ 10,877	$ 11,784
Increases related to prior year tax positions	—	173
Decreases related to prior year tax positions	—	(31)
Decreases related to lapses of statute of limitations	(2,481)	(1,049)
Balance at end of year	$ 8,396	$ 10,877

During the year ended March 31, 2025, we released a reserve of $3.6 million, including accrued interest of $0.6 million and accrued penalty of $0.5 million, as a result of the lapse of statute for the 2019 and 2020 periods. We also recorded additional accrued interest of $1.2 million and accrued penalty of $0.2 millions on historical tax positions.

During the year ended March 31, 2024, we released a reserve of $1.5 million including accrued interest of $0.2 million and accrued penalty of $0.2 million, as a result of the lapse of statute for the 2019 period. We also recorded additional uncertain tax positions reserve of $1.7 million, including accrued interest of $1.2 million and accrued penalty of $0.5 million on historical tax positions. We also recorded an additional $0.2 million reserve and a corresponding tax indemnification asset through purchase accounting in connection with the Falcon acquisition during the measurement period.

In connection with the Falcon Stainless, Inc. ("Falcon") acquisition that closed in October 2022, the Company recognized a UTP of $3.0 million related to pre-acquisition tax periods. In addition, in accordance with the tax indemnification provided by the seller to the Company for up to $4.5 million related to UTPs taken in pre-acquisition years, we recognized an initial tax indemnification asset of $3.0 million, which will either be settled or expire upon the closure of the tax statutes for the pre-acquisition periods. During the three months ended December 31, 2024, as a result of the statue expiration, $0.9 million UTP was released and the related $0.9 million tax indemnification asset expired concurrently and was recognized as non-cash other expense on the statement of income, which is not deductible for income tax purposes. During the three months ended December 31, 2023, as a result of the statute expiration, $1.0 million UTP was released and the related $1.0 million tax indemnification asset expired concurrently and was recognized as non-cash other expense on the statement of income. As of March 31, 2025, the UTP reserves and offsetting indemnification asset related to Falcon's pre-acquisition period were $1.8 million. The Falcon UTP reserves and offsetting indemnification asset will either be settled or expire upon the closure of the tax statutes for the pre-acquisition period.

In connection with the T.A. Industries, Inc. ("TRUaire") acquisition that closed in December 2020, the Company recognized a UTP of $17.3 million related to pre-acquisition tax periods. In addition, in accordance with the tax indemnification provided by the seller to the Company for up to $12.5 million related to UTPs taken in pre-acquisition years, we recognized a tax indemnification asset of $12.5 million, $5 million of which was released in the three months ended March 31, 2021. During the three months ended December 31, 2023, the remaining $7.5 million tax indemnification asset expired and was recognized as non-cash other expense on the statement of income, which is not deductible for income tax purposes. During the three months ended December 31, 2024, $2.7 million of the UTP accrual (including penalties and interests accrued post-acquisition) was released due to the expiration of the tax statutes and was recorded as an income tax benefit. As of March 31, 2025, the UTP accrual related to TRUaire's pre-acquisition tax periods was $12.7 million and is expected to be released in the future as the statutes on the open tax years expire.

The Company expects $6.2 million of existing reserves for UTPs, including interest and penalties, to either be settled or expire within the next 12 months as the statutes of limitations expire. Our federal income tax returns remain subject to examination for the years ended March 31, 2024, 2023 and 2022. Our income tax returns for Falcon's pre-acquisition periods including calendar years 2022 (partial year), 2021, 2020 and 2019 remain subject to examinations. Our income tax returns for TRUaire's pre-acquisition periods including calendar years 2017, 2018, 2019 and 2020 remain subject to examinations. Our income tax returns in certain state income tax jurisdictions remain subject to examination for various periods for the period ended September 30, 2015 and subsequent years.

In August 2022, the Inflation Reduction Act of 2022 ("IRA") was signed into law. Among other things, the IRA imposes a fifteen percent corporate alternative minimum tax (the "Corporate AMT") for tax years beginning after December 31, 2022 and levies a one percent excise tax on net share repurchases after December 31, 2022. The excise tax on the share repurchase portion of the IRA did not have an impact on our results of operations or financial position for the year ended March 31, 2025. We do not expect the Corporate AMT, excise tax or other provisions of the IRA to have a material impact on our consolidated financial statements.

The Organization for Economic Cooperation and Development introduced a framework under Pillar Two, which includes a global minimum tax rate of 15% that applies to fiscal years starting on or after January 1, 2024, with certain remaining provisions to be effective in 2025. Certain jurisdictions in which we do business have enacted laws implementing Pillar Two. Based on our current forecast, we do not currently expect the Pillar Two rules to apply to the Company in the near term. We are monitoring these developments and do not believe these rules will have a material impact on our financial condition and/or consolidated results.

ANNUAL REPORT

16. RELATED PARTY TRANSACTIONS

We had no related party transactions in the three years ended March 31, 2025, 2024 and 2023.

17. CONTINGENCIES

From time to time, we are involved in various claims and legal actions which arise in the ordinary course of business. There are not any matters pending that we currently believe are reasonably possible of having a material impact on our business, consolidated financial position, results of operations or cash flows.

As of March 31, 2025, we were contingently liable in connection with a $1.3 million surety bond associated with our performance under an agreement with a logistics service provider. The letter of credit collateralizing this bond was issued under our Revolving Credit Facility and reduces the available borrowing capacity. The letter of credit will expire on November 11, 2025 and we have no plan to extend it. We have not recorded any liability for this contingency, as we believe the likelihood of having to perform under the letter of credit is remote.

18. OTHER COMPREHENSIVE INCOME (LOSS)

The following table provides an analysis of the changes in accumulated other comprehensive loss (in thousands).

	March 31,			
	2025		**2024**	
Currency translation adjustments:				
Balance at beginning of period	$	(10,137)	$	(8,190)
Foreign currency translation adjustments		(1,883)		(1,947)
Balance at end of period	$	(12,020)	$	(10,137)
Interest rate swaps:				
Balance at beginning of period	$	1,111	$	(114)
Unrealized gains (losses), net of taxes of $153 and $(639), respectively (a)		(577)		2,404
Reclassification of gains included in interest expense, net of taxes of $142 and $313, respectively		(534)		(1,179)
Other comprehensive income		(1,111)		1,225
Balance at end of period	$	—	$	1,111
Defined benefit plans:				
Balance at beginning of period	$	(100)	$	(105)
Amortization of net loss, net of taxes of $2 and $(1), respectively (b)		(7)		2
Net gain arising during the year, net of taxes of $0 and $(1), respectively		—		3
Other comprehensive income		(7)		5
Balance at end of period	$	(107)	$	(100)

(a) Unrealized gain (loss) is reclassified to earnings as underlying cash interest settlements are made or received. As discussed in Note 10, the interest rate swap was terminated in September 2024. As such, no gain or loss is expected to be recognized over the next twelve months.

(b) Amortization of prior actuarial loss out of accumulated other comprehensive loss is included in the computation of net periodic pension expense. See Note 14 for additional information.

19. REVENUE RECOGNITION

We conduct our operations in three reportable segments: Contractor Solutions, Engineered Building Solutions and Specialized Reliability Solutions. With the adoption of ASC Topic 606, we have concluded that the disaggregation of revenues that would be most useful in understanding the nature, timing and extent of revenue recognition is the breakout of build-to-order and book-and-ship, as defined below:

Build-to-order products are architecturally-specified building products generally sold into the construction industry. Revenue generated from sales of products under build-to-order transactions are currently reflected in the results of our Engineered Building Solutions segment. Occasionally, our built-to-order business lines enter into arrangements for the delivery of a customer-specified product and the provision of installation services. These orders are generally negotiated as a package and are commonly subject to retainage by the customer, which means the final 10% of the transaction price, when applicable, is not collectible until the overall construction project into which our products are incorporated is complete. The lead times for transfer to the customer can be up to 12 weeks. Revenue for goods is recognized at a point in time, but installation services are recognized over time as those services are performed, using an appropriate input measure, i.e. costs and labor hours incurred in relation to total estimates. Installation services represented approximately 2% of total consolidated revenue for the year ended March 31, 2025.

Book-and-ship products are sold across all of our end markets. Revenue generated from sales of products under book-and-ship transactions have historically been presented in the Contractor Solutions, Specialized Reliability Solutions and Engineered Building Solutions segments. These sales are typically priced on a product-by-product basis using price lists provided to our customers. The lead times for transfer to the customer is usually one week or less as these items are generally built to stock. Revenue for products sold under these arrangements is recognized at a point in time.

Disaggregation of revenues reconciled to our reportable segments is as follows (in thousands):

	Year Ended March 31, 2025							
	Contractor Solutions		Specialized Reliability Solutions		Engineered Building Solutions		Total	
Build-to-order	$	—	$	—	$	106,562	$	106,562
Book-and-ship		609,706		147,476		14,557		771,739
Net revenues	$	609,706	$	147,476	$	121,119	$	878,301

	Year Ended March 31, 2024							
	Contractor Solutions		Specialized Reliability Solutions		Engineered Building Solutions		Total	
Build-to-order	$	—	$	—	$	99,760	$	99,760
Book-and-ship		528,641		149,458		14,981		693,080
Net revenues	$	528,641	$	149,458	$	114,741	$	792,840

	Year Ended March 31, 2023							
	Contractor Solutions		Specialized Reliability Solutions		Engineered Building Solutions		Total	
Build-to-order	$	—	$	—	$	89,964	$	89,964
Book-and-ship		506,634		147,301		14,005		667,940
Net revenues	$	506,634	$	147,301	$	103,969	$	757,904

ANNUAL REPORT

As of March 31, 2025, 2024 and 2023 accounts receivable balances, net of an allowance for credit losses, were $155.7 million, $142.7 million and $122.8 million, respectively. The following table summarizes the activity in the allowance for credit losses (in thousands):

	March 31, 2025	March 31, 2024
Balance at beginning of the year:	$ 908	$ 1,365
Reserve	1,408	814
Write offs, net of recoveries	(1,166)	(1,336)
Currency translation	(13)	65
Ending balance	$ 1,137	$ 908

Contract Balances

We receive payment from customers based on a contractual billing schedule and specific performance requirements as established in our contracts. We record billings as accounts receivable when an unconditional right to consideration exists. Contract liability represents our contractual billings in advance of revenue recognized for a contract and is included in accrued and other current liabilities in our consolidated balance sheets were as follows (in thousands):

	March 31, 2025	March 31, 2024
Balance at beginning of the year:	$ 548	$ 637
Revenue recognized	(436)	(607)
New contracts and revenue added to existing contracts	820	518
Ending balance	$ 932	$ 548

20. SEGMENTS

As described in Note 1, we conduct our operations through three reportable segments:
- Contractor Solutions
- Specialized Reliability Solutions and
- Engineered Building Solutions

The Eliminations and Other segment information is included to reconcile segment data to the consolidated financial statements and includes general expenses that are applicable to the consolidated group and are, therefore, not allocated to the other reportable segments. All expenses reported within the Elimination and Other segment are not included in our chief operating decision maker's ("CODM"") evaluation of the operating performance of the other reportable segments.

The Company's CODM is the Chief Executive Officer. The CODM primarily uses segment operating income in the annual budget and monthly forecast processes. The CODM considers actual-to-budget and actual-to-forecast variances on a monthly basis when making decisions about capital allocations across the three reportable segments.

CSW INDUSTRIALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following is a summary of the financial information of our reporting segments reconciled to the amounts reported in the consolidated financial statements (in thousands).

Year Ended March 31, 2025

(in thousands)	Contractor Solutions	Specialized Reliability Solutions	Engineered Building Solutions	Subtotal - Reportable Segments	Eliminations and Other	Total
Revenues, net to external customers	$ 609,706	$ 147,476	$ 121,119	$ 878,301	$ —	$ 878,301
Intersegment revenue	7,626	166	—	7,792	(7,792)	—
Cost of revenues	326,611	93,941	72,229	492,781	(7,792)	484,989
Selling, general, and administrative expenses	124,828	31,028	29,703	185,559	26,505	212,064
Operating income	165,893	22,673	19,187	207,753	(26,505)	181,248
Depreciation and amortization	34,666	5,553	1,826	42,045	177	42,222
Capital expenditures	12,667	2,453	1,040	16,160	106	16,266

In the fiscal quarter ended March 31, 2025, we recorded a $2.1 million increase in fair value of contingent consideration liability related to the PSP acquisition, included in selling, general and administrative expenses, for our Contractor Solutions segment.

Year Ended March 31, 2024

(in thousands)	Contractor Solutions	Specialized Reliability Solutions	Engineered Building Solutions	Subtotal - Reportable Segments	Eliminations and Other	Total
Revenues, net to external customers	$ 528,641	$ 149,458	$ 114,741	$ 792,840	$ —	$ 792,840
Intersegment revenue	7,853	155	—	8,008	(8,008)	—
Cost of revenues	286,203	95,894	68,006	450,103	(8,008)	442,095
Selling, general, and administrative expenses	108,254	31,453	28,031	167,738	23,889	191,627
Operating income	142,037	22,266	18,704	183,007	(23,889)	159,118
Depreciation and amortization	30,231	6,074	1,812	38,117	173	38,290
Capital expenditures	8,754	5,602	2,146	16,502	73	16,575

In the fiscal quarter ended March 31, 2024, we recorded a $1.5 million impairment relating to a trademark, included in selling, general and administrative expenses under depreciation and amortization, for our Contractor Solutions segment.

81

Year Ended March 31, 2023

(in thousands)	Contractor Solutions	Specialized Reliability Solutions	Engineered Building Solutions	Subtotal - Reportable Segments	Eliminations and Other	Total
Revenues, net to external customers	$ 506,634	$ 147,301	$ 103,969	$ 757,904	$ —	$ 757,904
Intersegment revenue	7,142	145	—	7,287	(7,287)	—
Cost of revenues	287,801	95,573	63,603	446,977	(7,287)	439,690
Selling, general, and administrative expenses	99,772	31,697	27,477	158,946	20,202	179,148
Operating income	126,203	20,176	12,889	159,268	(20,202)	139,066
Depreciation and amortization	26,951	6,035	1,771	34,757	200	34,957
Capital expenditures	6,545	6,877	449	13,871	80	13,951

TOTAL ASSETS

(Amounts in thousands)	Contractor Solutions	Specialized Reliability Solutions	Engineered Building Solutions	Subtotal - Reportable Segments	Eliminations and Other	Total
March 31, 2025	$ 941,087	$ 145,663	$ 81,347	$ 1,168,097	$ 210,968	$ 1,379,065
March 31, 2024	806,261	139,968	81,256	1,027,485	15,841	1,043,326
March 31, 2023	823,750	136,248	71,429	1,031,427	12,026	1,043,453

Geographic information – We attribute revenues to different geographic areas based on the destination of the product or service delivery. Long-lived assets are classified based on the geographic area in which the assets are located and exclude deferred taxes. No individual country, except for the U.S., accounted for more than 10% of consolidated net revenues or total long-lived assets.

Revenues and long-lived assets by geographic area are as follows (in thousands, except percent data):

	Year Ended March 31,					
	2025		2024		2023	
U.S.	$ 771,018	87.8 %	$ 703,282	88.7 %	$ 678,126	89.5 %
Non-U.S. (a)	107,283	12.2 %	89,558	11.3 %	79,778	10.5 %
Revenues, net	$ 878,301	100.0 %	$ 792,840	100.0 %	$ 757,904	100.0 %

(a) No individual country within this group represents 10% or more of consolidated totals for any period presented.

	As of March 31,					
	2025		2024		2023	
U.S.	$ 748,303	95.2 %	$ 672,887	94.5 %	$ 679,731	94.4 %
Non-U.S.	37,901	4.8 %	39,030	5.5 %	40,665	5.6 %
Long-lived assets (a)	$ 786,204	100.0 %	$ 711,918	100.0 %	$ 720,396	100.0 %

(a) Long-lived assets consist primarily of property, plant and equipment, intangible assets, goodwill and other assets.

Major customer information – We have a large number of customers across our locations and we do not have sales to any individual customer that represented 10% or more of consolidated net revenues for any of the fiscal years presented.

21. SUBSEQUENT EVENTS

On May 2, 2025, the Company entered into a Third Amended and Restated Credit Agreement with JPMorgan Chase Bank, N.A., as administrative agent, and other lenders party thereto. The Third Amended and Restated Credit Agreement renewed the Company's existing Revolving Credit Facility, which refreshed the term for five years and increased the commitment to $700.0 million. Refer to Note 8 for additional information.

On May 1, 2025, the Company completed the previously-announced acquisition of Aspen Manufacturing. In accordance with the terms of the acquisition agreements, we paid an aggregate purchase price of approximately $330.4 million, including cash consideration, estimated working capital true-up payment and cash acquired, which was funded with a combination of cash on hand and borrowings under our existing Revolving Credit Facility, as defined in Note 8. As of the date these financial statements were issued, the initial accounting for the acquisition, including the preliminary purchase price allocation, which will require a valuation as of the acquisition date, is incomplete. As such, certain required disclosures, including the fair value of assets acquired and liabilities assumed, have not been provided. We expect to complete the preliminary purchase price allocations relating to this acquisition in the first quarter of fiscal year 2026.

ANNUAL REPORT

ITEM 9: CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act")) are designed to ensure that the information, which we are required to disclose in the reports that we file or submit under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the United States Securities and Exchange Commission's rules and forms, and that such information is accumulated and communicated to our management, including our Principal Executive Officer and Principal Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

In connection with the preparation of this Annual Report on Form 10-K for the year ended March 31, 2025, our management, under the supervision and with the participation of our Principal Executive Officer and our Principal Financial Officer, carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of March 31, 2025 as required by Rule 13a-15(b) under the Exchange Act. Based on this evaluation, our Principal Executive Officer and Principal Financial Officer concluded that our disclosure controls and procedures were effective at the reasonable assurance level as of March 31, 2025.

Management's Report on Internal Control Over Financial Reporting

Our management, under the supervision and with the participation of our Principal Executive Officer and Principal Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"). Internal control over financial reporting includes policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

The design of any system of control is based upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated objectives under all future events, no matter how remote, or that the degree of compliance with the policies or procedures may not deteriorate.

Under the supervision and with the participation of our Principal Executive Officer and Principal Financial Officer, our management conducted an assessment of our internal control over financial reporting as of March 31, 2025, based on the criteria established in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. In accordance with guidance issued by the SEC, recently acquired businesses may be excluded from management's assessment of the effectiveness of the Company's internal control over financial reporting in the year of acquisition. Accordingly, management excluded PF WaterWorks and PSP from management's assessment of the effectiveness of the Company's internal control over financial reporting from the August 1, 2024 and November 4, 2024 acquisition dates, respectively, which excluded total assets and total net revenues representing approximately 8% and 3%, respectively, of the Company's related consolidated financial statement amounts as of and for the year ended March 31, 2025. Based on this assessment, our management has concluded that as of March 31, 2025, our internal control over financial reporting was effective based on those criteria.

The effectiveness of our internal control over financial reporting as of March 31, 2025, has been audited by Grant Thornton LLP, our independent registered public accounting firm, as stated in their report, which is included herein.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting during the quarter ended March 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ANNUAL REPORT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
CSW Industrials, Inc.

Opinion on internal control over financial reporting
We have audited the internal control over financial reporting of CSW Industrials, Inc. (a Delaware corporation) and subsidiaries (the "Company") as of March 31, 2025, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2025, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated financial statements of the Company as of and for the year ended March 31, 2025, and our report dated May 22, 2025 expressed an unqualified opinion on those financial statements.

Basis for opinion
The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Our audit of, and opinion on, the Company's internal control over financial reporting does not include the internal control over financial reporting of the operations of PSP Products and PF Waterworks, whose financial statements reflect total assets and net revenues constituting 8% and 3%, respectively, of the related consolidated financial statement amounts as of and for the year ended March 31, 2025. As indicated in Management's Report on Internal Control over Financial Reporting, the assets of PSP Products, Inc. and PF Waterworks, L.P. were acquired during the fiscal year ended March 31, 2025. Management's assertion on the effectiveness of the Company's internal control over financial reporting excluded internal control over financial reporting of the operations of PSP Products and PF Waterworks.

Definition and limitations of internal control over financial reporting
A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ GRANT THORNTON LLP

Dallas, Texas
May 22, 2025

ITEM 9B: OTHER INFORMATION

None.

ITEM 9C: DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

None.


PART III


ITEM 10: DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this item is incorporated by reference to our Proxy Statement for the 2025 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the fiscal year ended March 31, 2025.

Insider Trading Policies

The Company has adopted an Insider Trading Policy which governs the purchase, sales, and/or other dispositions of our securities by directors, officers, and employees, which we believe is reasonably designed to promote compliance with insider trading laws, rules and regulations, and any listing standards applicable to the registrant. Our Insider Trading Policy is attached hereto as Exhibit 19.1 and incorporated herein by reference.

ITEM 11: EXECUTIVE COMPENSATION

The information required by this item is incorporated by reference to our Proxy Statement for the 2025 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the fiscal year ended March 31, 2025.

ITEM 12: SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item is incorporated by reference to our Proxy Statement for the 2025 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the fiscal year ended March 31, 2025.

ITEM 13: CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item is incorporated by reference to our Proxy Statement for the 2025 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the fiscal year ended March 31, 2025.

ITEM 14: PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this item is incorporated by reference to our Proxy Statement for the 2025 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the fiscal year ended March 31, 2025.


PART IV


ITEM 15: EXHIBITS, FINANCIAL STATEMENT SCHEDULES

The following documents are filed as a part of this Annual Report on Form 10-K:

(1) *Consolidated Financial Statements*

(2) *Financial Statement Schedules*

None.

(3) *Exhibits*

Exhibit Index

EXHIBIT NUMBER	DESCRIPTION
2.1	Agreement and Plan of Merger, dated March 17, 2025, by and among RectorSeal, LLC, RS Acquisition Sub, LLC, Aspen Manufacturing, LLC and Michael Kutsch as Holder Representative. (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed on March 18, 2025)
3.1	Third Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K, filed on August 15, 2018)
3.2	Amended and Restated Bylaws of the Company, adopted and effective August 14, 2018 (incorporated by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K, filed on August 15, 2018)
4.1	Description of Securities Registered under Section 12 of the Securities Exchange Act of 1934 (incorporated by reference to Exhibit 4.1 to the Company's Annual Report on Form 10-K, filed on May 20, 2020)
10.1	Second Amended and Restated Credit Agreement, dated May 18, 2021, by and among CSW Industrials Holdings, LLC, CSW Industrials, Inc., the other Loan Parties party thereto, the other lenders party thereto, and JPMorgan Chase Bank, N.A., individually and in its capacity as the Administrative Agent (incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q, filed on August 4, 2021)
10.2	Incremental Assumption Agreement No. 1 and Amendment No. 2 to the Second Credit Agreement, by and among the Company, the Borrower, the other loan parties party thereto, JPMorgan Chase Bank, N.A., as administrative agent, collateral agent, swingline lender and issuing bank, and each other lender and issuing bank party thereto (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on December 20, 2022).
10.3	Form of Director and Officer Indemnification Agreement (incorporated by reference to Exhibit 10.5 to Amendment No. 3 to the Company's Registration Statement on Form 10, filed on August 28, 2015)
10.4	Amended and Restated CSW Industrials, Inc. 2015 Equity and Incentive Compensation Plan (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed on December 12, 2016) +
10.5	Employment agreement by and between CSW Industrials, Inc. and Joseph Armes, dated October 1, 2015 (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q, filed on February 16, 2016) +
10.6	CSW Industrials, Inc. 2024 Equity and Incentive Compensation Plan (incorporated by reference to Exhibit A of the Company's Definitive Proxy Statement dated July 1, 2024)+
10.7	Form of Employee Time Vested Restricted Share Award Agreement (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q, filed on January 30, 2025)+
10.8	Form of Employee Time Vested Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q, filed on January 30, 2025)+
10.9	Form of Employee Performance Share Award Agreement (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q, filed on January 30, 2025) +
10.10	Form of Non-Employee Director Time Vested Restricted Share Award Agreement (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q, filed on January 30, 2025)+

EXHIBIT NUMBER	DESCRIPTION
10.11	CSW Industrials, Inc. Executive Change in Control and Severance Benefit Plan (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on December 12, 2016) +
19.1	Insider Trading Policy (incorporated by reference to Exhibit 19.1 to the Company's Annual Report on Form 10-K filed on May 23, 2024)
21.1*	List of subsidiaries of the Company
23.1*	Consent of Grant Thornton LLP
31.1*	Certification of Principal Executive Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2*	Certification of Principal Financial Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1**	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2**	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes- Oxley Act of 2002
97.1	Dodd-Frank Clawback Policy (incorporated by reference to Exhibit 97.1 to the Company's Annual Report on Form 10-K filed on May 23, 2024)
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*   Filed herewith

**   Furnished herewith

\+   Management contracts and compensatory plans required to be filed as exhibits to this Annual Report on Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized:

Date: May 22, 2025   CSW INDUSTRIALS, INC.

By: /s/ Joseph B. Armes

Joseph B. Armes

Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Name	Title	Date
/s/ Joseph B. Armes Joseph B. Armes	Chief Executive Officer (Principal Executive Officer)	May 22, 2025
/s/ James E. Perry James E. Perry	Chief Financial Officer (Principal Financial and Accounting Officer)	May 22, 2025
/s/ Darron Ash Darron Ash	Director	May 22, 2025
/s/ Michael R. Gambrell Michael R. Gambrell	Director	May 22, 2025
/s/ Bobby Griffin Bobby Griffin	Director	May 22, 2025
/s/ Terry L. Johnston Terry L. Johnston	Director	May 22, 2025
/s/ Linda A. Livingstone Linda A. Livingstone, Ph.D.	Director	May 22, 2025
/s/ Anne B. Motsenbocker Anne B. Motsenbocker	Director	May 22, 2025
/s/ Robert M. Swartz Robert M. Swartz	Director	May 22, 2025
/s/ J. Kent Sweezey J. Kent Sweezey	Director	May 22, 2025

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CSW Industrials Directors and Officers

BOARD OF DIRECTORS


JOSEPH B. ARMES
Chairman, Chief Executive Officer and President


DARRON K. ASH
Chief Executive Officer, Sammons Enterprises, Inc.


MICHAEL R. GAMBRELL
Former Executive Vice President, The Dow Chemical Company


BOBBY GRIFFIN
Chief Diversity and Inclusion Officer, Rockwell Automation


TERRY L. JOHNSTON
Former Executive Vice President and COO, Lennox International, Inc. Commercial Segment


LINDA A. LIVINGSTONE, PH.D.
President, Baylor University


ANNE B. MOTSENBOCKER
Former Managing Director, J. P. Morgan Chase


ROBERT M. SWARTZ
Former Executive Vice President and Chief Operating Officer, Glazer's Inc.


J. KENT SWEEZEY
Founding Partner, Turnbridge Capital, LLC

EXECUTIVE OFFICERS


JOSEPH B. ARMES
Chairman, Chief Executive Officer and President


JAMES E. PERRY
Executive Vice President, Chief Financial Officer


DONAL J. SULLIVAN
Executive Vice President, Chief Strategy Officer


LUKE E. ALVERSON
Senior Vice President, General Counsel and Secretary


DANIELLE R. GARDE
Senior Vice President, Chief People Officer


JEFF A. UNDERWOOD
Senior Vice President, General Manager Contractor Solutions

CORPORATE INFORMATION

TRANSFER AGENT
Equiniti Trust Company, LLC ("EQ")
P.O. Box 500
Newark, NJ 07101
T (800) 937-5449
helpAST@equiniti.com
equiniti.com/us/ast-access/individuals/

STOCK LISTING
NYSE Symbol: CSW

INDEPENDENT PUBLIC ACCOUNTANTS
Grant Thornton LLP
Dallas, Texas

ANNUAL MEETING
August 28, 2025

CONTACT INFORMATION
CSW Industrials, Inc.
5420 Lyndon B. Johnson Freeway, Suite 500
Dallas, Texas 75240
T (214) 884-3777
F (214) 279-7101
www.cswindustrials.com



5420 Lyndon B. Johnson Freeway
Suite 500
Dallas, Texas 75240

cswindustrials.com